As confidentially submitted to the Securities and Exchange Commission on November 23, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Patria Investments Limited

(Exact Name of Registrant as Specified in its Charter)

The Cayman Islands	6282	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006 Grand Cayman, Cayman Islands +1 345 640 4900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Patria Investments Limited 601 Lexington Avenue, 17th floor New York, NY – 10022 +1 (646) 313 6271
(Name, address, including zip code, and telephone number, including area code, of agent for service)

  Copies to:

Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	S. Todd Crider Grenfel S. Calheiros Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2502

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee(3)
Class A common shares, par value US$ per share (4)	US$	US$
(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes Class A common shares to be sold by us and the selling shareholder.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(4)	Include Class A common shares to be sold upon the exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                        , 2020

PRELIMINARY PROSPECTUS

                       Class A Common Shares

Patria Investments Limited
(incorporated in the Cayman Islands)

This is an initial public offering of the Class A common shares, US$ par value per share of Patria Investments Limited, or Patria. Patria is offering of the Class A common shares to be sold in this offering. The selling shareholder identified in this prospectus is offering of the Class A common shares to be sold in the offering. We will not receive any proceeds from the sale of Class A common shares by the selling shareholder. Prior to this offering, there has been no public market for our Class A common shares. It is currently estimated that the initial public offering price per Class A common share will be between US$ and US$ . We have applied to list our Class A common shares on the Nasdaq Global Market, or Nasdaq, under the symbol “ .”

Following this offering, our existing shareholders, Patria Holdings Limited, or Patria Holdings, and Blackstone PAT Holdings IV, L.L.C., or Blackstone, will beneficially own         % of our issued and outstanding share capital, assuming no exercise of the underwriters’ option to purchase additional shares referred to below. The shares held by Patria Holdings are Class B common shares, which carry rights that are identical to the Class A common shares being sold in this offering, except that (i) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights, and (iii) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest. For further information, see “Description of Share Capital.” As a result, Patria Holdings will control approximately          % of the voting power of our issued and outstanding share capital following this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 22 of this prospectus.

	Per Class A common share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us(1)	US$	US$
Proceeds, before expenses, to the selling shareholder(1)	US$	US$

(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

We and/or the selling shareholder have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to                  additional Class A common shares at the initial public offering price, less underwriting discounts and commissions.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We and the selling shareholder expect to deliver the Class A common shares against payment in New York, New York on or about               , 2020 through the facilities of the Depository Trust Company.

The date of this prospectus is                  , 2020.

Neither we, the selling shareholder nor the underwriters have authorized anyone to provide any information other than, or make any representation about this offering that is different from, or in addition to, that which is contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the selling shareholder take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholder and the underwriters have not authorized any other person to provide you with different or additional information. Neither we, the selling shareholder nor the underwriters are making an offer to sell, or seeking an offer to buy, the Class A common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we, the selling shareholder, any of the underwriters nor any of their affiliates have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common shares and the distribution of this prospectus outside the United States.

i

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Market data used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. All of management’s estimates presented are based on industry sources, including analyst reports and management’s knowledge. We also relied, to the extent available, upon management’s review of independent industry surveys and publications prepared by a number of sources and other publicly available information. We are responsible for all of the disclosure in this prospectus and we believe that each of the publications, studies and surveys used throughout this prospectus are prepared by reputable sources and are generally reliable, though we have not independently verified market and industry data from third-party sources. None of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. We have not sought or obtained the consent of any of these sources to include such market data in this prospectus. All of the market data used in this prospectus involves a number of assumptions and limitations and therefore is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Patria” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Patria Investments Limited, together with its subsidiaries; Patria’s consolidated financial statements are included elsewhere in this prospectus. All references to Patria Brazil refers to Patria Investimentos Ltda.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the prospectus to “real,” “reais,” “Brazilian real,” “Brazilian reais,” or “R$” are to the Brazilian real, the official currency of Brazil. References to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States of America and our functional currency. Unless stated otherwise, we have translated real amounts into U.S. dollars using a rate of R$5.641 to US$1.00, the commercial purchase rate for U.S. dollars as of September 30, 2020 as reported by the Central Bank.

All references to the “Companies Law” are to the Companies Law (2020 Revision) of the Cayman Islands as may be amended from time to time.

All references to “emerging growth company” shall have the meaning associated with that term in the Jumpstart Our Business Startups Act of 2012.

ii

Summary

This prospectus summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider in making your investment decision, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Class A common shares.

Overview

We are one of the leading private markets investment firms in Latin America in terms of capital raised, with over US$7.8 billion raised in the past five years. Preqin’s 2020 Global Private Equity & Venture Capital Report ranks us as the number one fund manager by total capital raised for private equity funds in the past 10 years in Latin America. As of September 30, 2020 and December 31, 2019, our assets under management, or AUM, was US$12.7 billion and US$14.7 billion, respectively, and our investment portfolio was composed of over 55 and 50 companies and assets as of the same dates. Our size and performance over our 32-year history also make us one of the most significant emerging markets-based private markets investments managers.

We seek to provide global and Latin American investors with attractive investment products that allow for portfolio diversification and consistent returns. Our investment philosophy seeks to take advantage of sizable opportunities in Latin America while mitigating risks such as macroeconomic and foreign exchange volatility. We do so by focusing on resilient sectors – largely uncorrelated with macroeconomic factors – driving operational value creation, and partnering with entrepreneurs and management teams to develop some of the leading platforms in the region. Our strategy, applied since 1994 in our flagship private equity products (US$7.2 billion and US$8.5 billion in AUM as of September 30, 2020 and December 31, 2019, respectively, and in its 6th vintage) and since 2006 in our flagship infrastructure products (US$4.6 and US$4.8 billion in AUM as of September 30 2020 and December 31, 2019, respectively, and in its 4th vintage), has generated solid returns and sustained growth. The consolidated cash-weighted net internal rate of return, or IRR, in U.S. dollars for all our flagship private equity and infrastructure products since inception was 9.3% and 15.4% as of September 30, 2020 and December 31, 2019, respectively (24.1% and 25.4% in Brazilian reais, respectively). We have overseen the deployment of more than US$17.0 billion, in more than 90 investments and over 215 underlying acquisitions as of September 30, 2020, through capital raised by our products, capital raised in IPOs and follow-ons, debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies.

Our successful track record derived from our strategy and our strong capabilities has attracted a committed and diversified base of investors, with over 300 Limited Partners, or LPs, across four continents, including some of the world’s largest and most important sovereign wealth funds, public and private pension funds, insurance companies, funds of funds, financial institutions, endowments, foundations, and family offices. We have built long-term and growing relationships with our LPs: as of September 30, 2020, more than 60% of our current LPs have been investing with us for over 10 years and approximately 80% of our capital raised came from LPs who invested in more than one of our products. We believe our strategy and team have benefited from the investment of our partner, The Blackstone Group Inc., one of the world’s leading investment firms, which has held a non-controlling interest in our firm since 2010. We believe our historical returns in U.S. dollars are particularly notable in view of the levels of currency volatility and our historically limited use of leverage, which, we also believe, made us better investors focused on value creation, strategy execution and operational excellence, with more limited reliance upon financial engineering.

Consistent with our entrepreneurial culture and our aim to provide attractive investment opportunities to our growing and progressively more sophisticated client base, we have applied our core competencies to develop other products around our strategy. From our initial flagship private equity funds, we developed other investment options, such as our successful infrastructure funds, co-investments funds (focused on successful companies from our flagship funds) constructivist equity funds (applying our private equity approach to listed companies), as well as other products based on our emerging products, such as our real estate and credit solutions funds.

As of September 30, 2020, we had 157 professionals, of which 46 were partners and directors, 20 of these working together for more than ten years, operating in ten offices around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá (Colombia), and Santiago (Chile), as well as client-coverage offices in New York and Los Angeles (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover our LP base, in addition to our corporate business and management office in George Town (Cayman Islands).

Distribution Structure | Global Presence

Source: Internal analysis. As of September 30, 2020.

(1)	The real/U.S. dollar exchange rate reported by the Central Bank was 5.641 per US$1.00 on September 30, 2020. Geographic allocation does not include Partners investments.

Our Business

As an asset manager, our AUM is one of our most important key performance indicators, or KPIs, illustrating the evolution of our business in size, products, and capacity to generate revenues. We believe that the growth of our AUM is directly supported by our performance, and our ability to invest these assets to produce attractive risk-adjusted returns. Our calculation of AUM may differ from the calculations of other investment managers and, as a result, may not be comparable to similar metrics presented by other investment managers. AUM is defined in the section “Presentation of Financial and Other Information—Certain Terms Used in this Prospectus as KPIs to Measure Operating Performance.”

From December 31, 2009 to December 31, 2019, our AUM increased from US$2.4 billion to US$14.7 billion at a compounded annual growth rate, or CAGR, of 20% per year (and an AUM of US$12.7 billion as of September 30, 2020). Our fee earning AUM, or FEAUM, defines the effective capital managed by us on which we derive management fees at a given time and as of September 30, 2020 and December 31, 2019 was US$6.9 billion and US$6.8 billion, respectively. For more details on our annual performance, see “Business—Our Business.” Our AUM, in addition to our FEAUM, considers the appreciation of the assets and the capital under management which is not generating management fees at a given time, such as the committed and not yet deployed capital of funds, which charge management fees over the deployed capital. Another important indicator is our performance revenue eligible AUM, as it represents the total capital at fair value, on which performance fees and/or incentive fees could be earned if certain targets are met. As of September 30, 2020 and December 31, 2019 approximately 80% of our total AUM was Performance Revenue Eligible AUM. The following chart illustrates our AUM growth curve:

AUM Patria (US$ billion) and number of funds

(1)	Emerging Products include Real Estate and Credit funds, and our Constructivist Equity Fund. There can be no guarantee that we will achieve comparable growth metrics in the future.

As of September 30, 2020 and December 31, 2019, approximately 90% of our AUM was concentrated in our two flagship products: private equity and infrastructure. Our emerging products include private credit funds and real estate funds, in addition to our Constructivist Equity Fund, or CEF, detailed below.

Our private equity products were in their 6th vintage with over US$7.2 billion and US$8.5 billion of AUM as of September 30, 2020 and December 31, 2019, respectively, with 40 investments and over 200 underlying acquisitions as of September 30, 2020. As of September 30, 2020 and December 31, 2019, the consolidated cash-weighted net IRR since inception for all our private equity products was 13.0% and 19.4% in U.S. dollars, respectively, with limited use of leverage.

Our infrastructure products were in their 4th vintage with over US$4.5 billion and US$4.8 billion of AUM as of September 30, 2020 and December 31, 2019, respectively, and offered approximately US$1.0 billion of co-investment opportunities to date since its inception in 2006. As of September 30, 2020 and December 31, 2019, our infrastructure products had a consolidated cash-weighted net IRR in U.S. dollars since inception of 5.0% and 11.2%, respectively.

Our CEF was launched in 2014 as a natural evolution of our successful private equity products, in order to take advantage of value creation opportunities in publicly listed companies in Brazil, while allowing clients access to our investment philosophy by means of a more liquid product. As of September 30, 2020 and December 31, 2019, our CEF had approximately US$200.0 million of AUM and a net compounded annualized return of 34.3% and 40.1% in Brazilian reais, or 16.2% and 26.7% in U.S. dollars, respectively.

Market Opportunity

The global savings industry has been impacted over the last decades by a liquidity boom that has made the global financial asset base grow from 6.5x global gross domestic product, or GDP, in 1990 to nearly 10x GDP in 2019. According to the Preqin study, AUM across private markets reached an all-time high of US$7.3 trillion in 2019 (excluding hedge funds and funds of funds), almost doubling since 2014. Private markets’ AUM grew at a compounded annual rate of approximately 13.4% in the last five years, outperforming the already favorable 9% per year recorded during the 2010-14 period. Similarly, with respect to capital raising, 2017 marked the first time that capital raised activity in private markets exceeded that of public markets in the United States, while the number of listed companies in the main U.S. stock markets fell to 4,744 in 2019 against a peak of around 8,100 in 1996.

We believe that the industry trends and opportunities in Brazil and in Latin America more broadly are similar. According to the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA, the total private markets asset base in Brazil has experienced a compound annual growth rate of 23% from 2009 to 2019, reaching an all-time-high of R$625.0 billion (approximately US$120.0 billion) in 2019 making private markets one of the fastest-growing asset classes within the asset management industry in the country. Yet, relative to other more developed economies, private markets in Brazil and elsewhere in Latin American are still in early stages and we expect inflows to such asset classes to strengthen.

The solid growth of investments in private markets, both in Brazil and Latin America as well as globally, has been driven by secular trends that we believe will continue to boost investor’s allocation to the industry, including the following:

•	High financial markets liquidity, given the solid expansion in investible capital from institutional investors and individuals – BCG’s 2020 Global Assets Management Report shows that total global market AUM grew 7% per year between 2014 and 2019, and forecasts it will grow 3.6% per year for the following 5 years (2019-2024). Private markets AUM is expected to grow even faster. According to Preqin’s The Future of Alternatives 2020 study, private markets AUM is expected to reach US$12.9 trillion by 2025 with a 12.4% CAGR from 2020 to 2025. According to Preqin, institutional investors plan to increase allocations across most asset classes within private markets, particularly in real estate (51% of respondents), infrastructure (66%), private debt (67%), and private equity (79%).

•	Institutional Investors searching for higher returns as they face challenges to reach their target returns in a low-yield environment – In the United States alone, the liability gap of U.S. public pension funds has widened substantially, reaching US$4.9 trillion by September 30, 2020, or close to 45% in assets-to-liabilities ratio, or A/L, from approximately US$1.6 trillion (80% A/L) in 2008. Given the business dynamics of institutional investors, allocation horizons tend to be longer, and illiquidity characteristics of private markets are usually tolerated in exchange for the prospect of higher returns. Indeed, allocations from pension funds into private markets assets has grown substantially in recent years and are expected to continue as one of the strategies to reduce such liability gap.

•	Family offices, private banks and HNWIs, who are seeking higher yields – Private markets have historically been an investment alternative mostly for institutional players. In recent years, however, general partners, or GPs, and other private asset distributors have realized the enormous potential and latent demand of other segments such as family offices, high net worth individuals, or HNWIs, and retail investors. According to data from Morningstar, total AUM of listed alternative open-ended funds and exchange-traded funds, or ETFs, in Europe grew from less than EUR50.0 billion in 2008 to close to EUR450.0 billion in 2018, a 9.3x increase in the period. A survey from UBS with 360 family offices globally showed that alternatives and private market investments already hold an almost equal share in their portfolios compared to more traditional assets such as public equities and fixed income products (43% vs. 46%, respectively), and that capital allocation to the first group is likely to increase in the future as per these families’ expectations – three out of the five most cited asset classes for allocation increase are private markets products, with private equity leading the list.

•	Consistent historical outperformance of private markets vs. public markets – A key benchmark used by investors and managers to assess investments in private markets is to compare their returns to the public markets equivalent, or PME, as both markets involve primarily equity investments. The PME methodology replicates the same investment cash flow (based on contributions and distributions) seen in a private equity investment to a chosen public market index and estimates its return. Historically, private markets funds’ returns have generally outperformed public markets investments, as shown by calculations using PME. A study from Cambridge Associates indicates an outperformance spread in returns of 460 bps for the S&P 500 modified public market equivalent methodology (which replicates private investment performance under public market conditions), or mPME, and more than 1,300 bps for the MSCI Europe mPME in favour of their private market counterparts over a five-year time horizon ending in March 2020, and the same picture holds irrespective of the period of analysis (5, 10 or 20 years). Please see the chart titled “Horizon pooled return compared to modified Public Market Equivalent (mPME) | As of March 31, 2020” in “Industry—Global Private Markets—Consistent historical outperformance of private markets vs. public markets” for additional information on the historical outperformance of private markets compared to public markets.

•	Development of liquidity alternatives through secondary funds – The secondary market for private markets assets is key to the development of the industry, as it creates a liquidity alternative for investors, reducing the typical withdrawal restrictions and consequently boosting appetite for new allocations. The global AUM of secondary products grew at a 14% CAGR from 2010 to 2019, coming from a robust average growth of 10% per year from 2010-2015 and accelerating to 20% per year from 2016-2019, reaching a total of US$300.0 billion globally (please see the chart titled “Secondaries AUM by Year (US$ billion)” in “Industry—Global Private Markets—Consistent historical outperformance of private markets vs. public markets” for details of the AUM curve).

In addition to these secular trends, we believe there is a specific opportunity in Latin America given the very low penetration of private markets’ asset base to GDP in comparison to other more mature markets. Private markets’ asset base in Brazil, for example, represents only 2.4% of the Brazilian GDP compared to an average of 8.3% of GDP globally and between 10% and 30% in countries such as Canada, Singapore, the United States and the United Kingdom. Moreover, we believe that Latin America, given its lower correlation to the U.S. and E.U. economies, represents a favorable diversification alternative for global investors who seek to rebalance their portfolios and increase exposure to emerging markets.

We believe we are also uniquely positioned to reap the benefits of a fast-developing Latin American market in capital raising. We also see three additional regional trends are likely to increase participation of local institutional and private investors in Latin America’s private markets:

•	Low interest rates – In Brazil, for example, interest rates had historically been in double digits for local currency debt, and by 2019 ranged from 2.5% to 5.5% per annum. This trend, to varying degrees occurred in other markets in the region, greatly accelerated the regional transformation of domestic capital markets, which are now able to provide more effective financing for consumer spending and firms’ operations as local currency debt becomes affordable. This also accelerated a broad portfolio reallocation by individuals, institutional investors and family offices, who, seeking returns, started to move from traditional instruments and into new investment options, which has fueled a boom in local listings in the public markets, and also to private markets.

•	Bank disintermediation – Particularly in Brazil, whose traditional banking system concentrated over 90% of all assets under custody as recently as 2018 and since then has seen the rapid emergence of independent brokers and advisors that have flourished based on a value proposition focused on better service and a broader and more cost-effective product portfolio.

•	Increased local financial awareness – As shown not only by the recent trends in the number of registered customers in the B3 S.A. – Brasil, Bolsa, Balcão, or B3, Latin America’s largest stock exchange market, which more than quadrupled in the last three years, but also by the number of listed alternative products such as real estate investment trust, or REITs, which grew from 26 in 2017 to 70 in 2019, with an increase in trading volume of more than 4.5x in the same period.

Our Competitive Strengths

Since our inception, we have grown to become one of the leading private markets firms focused on investing in Brazil and elsewhere in Latin America in terms of capital raised. We believe the following competitive strengths allow us to capitalize on industry trends and position us well for future growth:

Sustained strong investment performance track record across market cycles. We have produced strong long-term investment performance across our product offerings, generating consistent outperformance relative to benchmarks.

Since our inception in 1994 and as of September 30, 2020, we managed the deployment of more than US$17.0 billion through capital raised by our products, capital raised in primary offerings in IPOs and follow-ons, debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies, encompassing more than 90 investments and over 215 underlying transactions. As of December 31, 2019, when compared to PMEs, based on the MSCI Latin America and MSCI Emerging Markets indexes, our flagship funds delivered attractive excess returns. Infrastructure generated 9.7 percentage points, or p.p., above the PME MSCI LatAm and 7.0 p.p. over PME MSCI EM, while our flagship private equity funds generated 7.0 p.p. over PME MSCI LatAm and 8.4 p.p. over PME MSCI EM. As of September 30, 2020 and December 31, 2019, the cash-weighted net IRR in U.S. dollars consolidated for all our flagship private equity and infrastructure products since inception was 9.3% and 15.4%, respectively. As of September 30, 2020 and December 31, 2019, our equal-weighted net IRR in U.S. dollars, which is another usual metric to measure performance, was 26.0% and 30.6%, respectively.

We believe these results place us among the top private markets managers in the region in terms of performance. As of December 31, 2019, our flagship private equity products have returned a pooled net IRR of 16.1%, which exceeds the average of Latin American private equity managers by 13.0 p.p.. Even comparing to emerging Asia, which is recognized as a high growth region, our private equity funds delivered a 4.3 p.p. premium in 2019. Additionally, our returns have consistently placed our flagship private equity products in the top quartile performance funds in emerging markets in most vintages according to Hamilton Lane and Cambridge Associates.

We believe an important driver in our ability to generate attractive returns is our ability to create operational value. We typically pursue investment strategies that can enable value to be created through operational improvements, without depending on economic cycles or financial engineering. We estimate that nearly 60% of value added to our investments generally comes from direct operational improvements, such as revenue growth and margin expansion, and with respect to our infrastructure investments, from capturing a development premium on green-field projects. We believe we have also been able to create additional value in our investments through our strategy of capturing premium multiples by consolidating small to medium sized companies into sector leaders.

In addition, our analytical tools, research capabilities, databases and processes have been developed and refined over more than 30 years of experience in successful private markets investing, creating an investment methodology that is repeatable and sustainable, but difficult for competitors to replicate.

Strong client relationship model and capital raising capabilities. We are one of the leading private markets firms in Latin America in terms of capital raised and therefore are among the world’s largest institutional investors focused on investments in Latin America. We have raised a total of US$15.6 billion since inception as of September 30, 2020, with a total of US$7.8 billion raised in the last five years. Preqin’s 2020 Global Private Equity & Venture Capital Report ranks us as the number one fund manager by total capital raised for private equity funds in the past ten years outside North America, Europe and Asia. Our capital raising capabilities rely on a team of 21 individuals ranging from client coverage and product-specialists to investor relations officers. Our product specialist officers in the investment team have deep knowledge of investment and portfolio strategy and performance, not only to keep LPs and prospective LPs well-informed but also to promote a clearer understanding and deeper appreciation of our strategy, thus facilitating a richer dialogue and exchange and fostering a stronger bond with our LPs. We have accumulated years of data regarding the investment criteria and transaction behavior of many LPs, and we are well-positioned to match our clients with the most appropriate investment opportunities.

Our ability to access key decision makers, to understand our clients well, to respond to their needs and priorities, and to make our message well-understood is translated into strong capital raising and distribution capabilities that, although positively supported by investment performance, we believe is recognized by our clients as one of our distinctive strengths. We believe our capital raising capabilities are scalable to support our growth plans, based on our team, disciplined relationship-model and systematic go-to-market approach.

Highly attractive and scalable business model with robust growth trajectory. We participate in an industry that is growing rapidly. We believe we are among the market leaders in our industry in Latin America and have a strong reputation in investing and client service and our goal is to exceed the industry’s growth rate, driving continued expansion of our recurring management fees and incremental performance fees.

From 2009 to 2019, our AUM increased at a compound annual growth rate, or CAGR, of 20%. For details on our AUM growth, see“—Our Business—AUM Patria (US$ billion) and number of funds.” We have a strong business with two main revenue streams: management fees and performance or incentive fees. The first provides us with highly predictable cash flows, as we enter into closed ended fund management agreements with our LPs, usually with terms of 10 to 12 years. As of December 31, 2019, based on our annual estimates, over 80% of our total management fees projected for the next three years were already contracted, considering our investment and divestment forecasts and the expected performance of evergreen funds. Performance fees give us the possibility of upside remuneration associated with performance. As of September 30, 2020 and December 31, 2019 the sum of our non-realized performance fees was over US$60.0 million and US$290.0 million, respectively. This metric is defined in the section “Presentation of Financial and Other Information—Certain Terms Used in this Prospectus as KPIs to Measure Operating Performance.” Given the highly recurring nature of our earnings, we have paid substantial dividends. In the nine months ended September 30, 2020 and in the years ended December 31, 2019 and 2018, dividends paid to our shareholders were US$39.5 million, US$46.9 million and US$38.0 million, respectively.

The long-lived, stable nature of our positive working capital enhances the resiliency of our business model. The nature of our operations enables us to collect part of our management fees at the beginning of each semester (as deferred revenues typically recorded in interim periods) before incurring day-to-day business expenses. Adding to the strength of our balance sheet, we do not have relevant debt obligations and do not depend on leverage to grow. Our exponential growth in AUM was accompanied by relevant investments in our systems and back-office. Automatized and efficient, our back-office is scalable for larger volumes of investments and can accommodate growth without material investments in infrastructure.

Seasoned management team with entrepreneurial spirit and professional culture. As of September 30, 2020 we had a senior management team, comprised of 46 members, who averaged 20 years of investment experience. Most of our partners have been working together for more than 15 years, while partners and managing directors for more than 10 years. Our team includes more than 65 investment professionals who are focused on private markets investing and 21 client coverage professionals based in São Paulo, New York, Los Angeles, London, Dubai, and Hong Kong. Our team blends professionals with complementary competences and experiences, who bring different perspectives to our investment and management decisions, all of whom are committed to sustainable solutions and fully adherent to environmental, social and governance, or ESG, standards. Our operating partners, usually, former C-level executives from the sectors in which we invest, our value creation team staffed by senior functional specialists, and our transactions group of M&A specialists complement the business development competences of our investment team.

Our entrepreneurial spirit, professional culture, and partnership proposition disseminated at scale are powerful variables that contribute to our execution capabilities and most importantly to the attraction and retention of talents across all of our different areas. We believe that our recognized brand, aligned with our award-winning internship program, allows us to attract the best in class students from top universities constantly sourcing young talents. Our name, together with our cutting edge deals, and our multiple and challenging career paths attract the best people in the market. Our culture, aligned with a meritocratic environment and a partnership open to all and fast career development, help us to retain our talents.

Unparalleled brand equity as one of the thought leaders in the region. The performance of our funds attracts and retains many of the largest and most relevant institutional global investors. We evolved to become one of the trusted partners to many of our clients in Latin American investment decisions. The recognition from such renowned investors reinforces our brand equity and strongly leverages our capital raising capabilities to attract new investors and increase our share of wallet of current clients.

Our more than 30 years of successful investments in Latin America have made Patria one of the most recognized private markets investors in the region, especially in the industries in which we focus. Our strong reputation in the Latin American business community attracts talented entrepreneurs, who naturally approach us when seeking a partner to grow, allowing Patria to invest at attractive entry valuations.

Divestment activities are also positively impacted by our brand equity recognition. Public markets and large corporations, which are the usual buyers of our portfolio companies, recognize our track record of building and structuring great companies, with good governance, teams and processes.

Business Growth Strategy

The alternative investment industry has experienced significant and consistent growth, which we expect to continue and contribute to our future growth. Given our market position as one of the leaders in terms of capital raised and strong reputation in investing and client service, our objective is to continue to leverage the following strategic advantages to exceed the industry growth rate. We believe that the following will continue to serve as the primary drivers of our growth:

Grow addressable market. Alternative investments are expected to continue to grow vigorously and sustainably in the long-term. According to Preqin’s The Future of Alternatives 2020 study, private markets AUM is expected to reach US$12.9 trillion by 2025 with a 12.4% CAGR from 2020 to 2025. We believe that many global investors are currently underinvested in private markets asset classes and that capturing capital inflows into private capital investing from international global markets represents a significant growth opportunity for us. We believe that global investors will increasingly: (i) search for higher returns, especially by institutional investors, as they face challenges to reach target returns or to close actuarial gaps, (ii) seek more exposure to the consistent historical outperformance of private versus public markets, and (iii) make use of significant liquidity available in financial markets.

We believe the penetration of Latin America investments as a share of total global private markets investments can increase from the historically low levels. According to Preqin database, as of December 2019, AUM managed by Latin American managers accounted for less than 1% of global AUM, while Latin America GDP in 2019 represented 7.8% of global GDP. We believe that the volume of capital flowing to private markets in Latin America will increase substantially, driven by positive economic and currency cycles and the low correlation between the Brazilian economy and global economy, which makes Brazil an attractive diversification alternative for global investors. In addition, Brazil has been experiencing unprecedented low interest rates, supporting a financial deepening that may drive a substantial reallocation of local capital into private market investments.

Continue to diversify and grow our client base of large global investors. We have a strong, diversified and sophisticated client base of over 300 LPs, of which the top 20 investors accounted for over US$4.7 trillion in AUM across private markets. Our investors include: (i) 6 of the world’s 10 largest sovereign wealth funds (including LPs with indirect investments); (ii) 10 out of the world’s 20 largest pension funds; and (iii) 7 out of the US’s 10 largest pension funds. As of September 30, 2020, more than 60% of total commitments to our funds were made from LPs investing with us for over 8 years. From 2014 to September 2020, the commitments among recurring clients increased by over 33%. We intend to continue to expand our relationships with existing clients and also intend to capitalize on significant opportunities in new client segments globally and in Brazil, such as high-net-worth individuals, regional and local institutional investors and also mass affluent investors. We believe these investors offer an attractive opportunity to further diversify and grow our client base because many of them only recently have begun to invest in, or increase their allocations to, private markets investments.

Continue to increase our innovative private markets product portfolio. Starting from our traditional private equity platform, we developed a wide range of products to better meet the needs of our ever-growing client base. Today, our portfolio comprises sophisticated private equity and infrastructure funds as well as more accessible products such as our Constructivist Equity Fund and listed real estate funds.

We believe there is growing demand for an expanded product offering leveraging on our investment philosophy and current capabilities, which could address the specific needs of both our current global institutional client base and potential Latin American investors, including institutional funds, private wealth managers and the affluent retail investors. We expect to continue developing new offerings, including, for example, more co-investment alternatives and sector- or thematic-focused funds (e.g. Core Infrastructure, Impact Private Equity).

Expand access to channels. While we have established a solid direct communication program with global institutional investors, we aim to continue leveraging our existing investor relations and marketing capabilities to access new relationships and investor segments. In addition to continuing to cultivate our rich direct relationship with our current global client base, we expect that deepening our relationship with distributors, private banks, and digital platforms may significantly enhance the marketing potential of our products in Brazil, in Latin America, and globally.

Tap a growing demand for private market investment products in Latin America. We believe that we are uniquely positioned to reap the benefits of secular trends in Latin America that are driving growing demand for private market investment products. Historically low interest rates coupled with bank disintermediation create opportunities for growth. We believe our platform has the investment track record and distribution expertise required to expand our capital raising in Latin America by leveraging and expanding our existing local investment products, such as our CEF, which as of September 30, 2020 had approximately US$200.0 million of AUM and a net compounded annualized return of 34.3% in Brazilian reais or 16.2% in U.S. dollars.

Why We Are Going Public

We have decided to become a public company for the following reasons:

•	to fund our future GP capital commitments in light of our expansion plan;

•	to become even more attractive by way of having publicly-traded securities that can be used as consideration for mergers and acquisitions, boosting our competitive advantages as a buyer and as a partner for other platforms;

•	to enhance our ability to continue investing in our teams, both by providing attractive equity compensation packages to our existing employees and by bringing new talents to our organization; and

•	to accelerate our growth through acquisitions, consolidating our position as a leading private markets investment firm in terms of capital raising in Brazil and Latin America.

Our Corporate Structure

After accounting for the new Class A common shares that will be issued and sold by us in this offering, we will have a total of                       common shares issued and outstanding immediately following this offering, an aggregate of              of these shares will be Class B common shares beneficially owned by Patria Holdings, and an aggregate of                    of these shares will be Class A common shares beneficially owned by investors purchasing in this offering and Blackstone (in the aggregate). See “Principal and Selling Shareholders.” In addition, following the offering we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards and as such plan to rely on available exemptions from certain Nasdaq corporate governance requirements.

Summary of Risk Factors

An investment in our Class A common shares is subject to a number of risks, including risks relating to our business and industry, risks relating to Brazil and risks relating to the offering and our Class A common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Our Business and Industry

•	The global outbreak of the novel coronavirus, or COVID-19, has caused severe disruptions in Latin America and global economies and is adversely impacting, and may continue to adversely impact, our performance and results of operations.

•	Difficult market and geopolitical conditions can adversely affect our business in many ways, each of which could materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition.

•	A period of economic slowdown, which may be across one or more industries, sectors or geographies, could contribute to adverse operating performance for certain of our funds’ investments, which would adversely affect our operating results and cash flows.

•	An increase in interest rates and other changes in the debt financing markets could negatively impact the ability of our funds and their portfolio companies to obtain attractive financing or refinancing and could increase the cost of such financing if it is obtained, which could lead to lower-yielding investments and potentially decrease our net income.

•	If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues.

•	Our revenue, earnings, net income and cash flow can all vary materially and be volatile from time to time, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may cause the price of our Class A common shares to decline.

Certain Factors Relating to Latin America

•	Governments have a high degree of influence in the economies in which we operate. The effects of this influence and political and economic conditions in Brazil and Latin America could harm us and the trading price of our Class A common shares.

•	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economy of the countries in which we operate and the trading price of our Class A common shares.

•	Economic uncertainty and political instability in Brazil and other countries of Latin America, including as a result of ongoing corruption investigations, may harm us and the price of our Class A common shares.

•	Inflation and government measures to curb inflation may adversely affect the economies and capital markets in some of the countries in where we operate, and as a result, harm our business and the trading price of our Class A common shares.

•	Exchange rate instability may have adverse effects on the Brazilian and other countries of Latin American economies, which may, in turn affect our business and the trading price of our Class A common shares.

Certain Factors Relating to Our Class A Common Shares and the Offering

•	There is no existing market for our common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

•	Patria Holdings will own all of our issued and outstanding Class B common shares, which represent approximately % of the voting power of our issued share capital following the offering, and will control all matters requiring shareholder approval. Patria Holdings’ ownership and voting power limits your ability to influence corporate matters.

•	Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.

•	We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

Corporate Information

We were incorporated in Bermuda in July 2007 as a limited liability exempted company and changed the jurisdiction of our incorporation to the Cayman Islands on October 12, 2020. Our principal executive offices are located at 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands. Our telephone number at this address is +1 345 640 4900.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.patria.com. The information contained in, or accessible through, our website is not incorporated into this prospectus or the registration statement of which it forms a part.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	the ability to present more limited financial data for our initial registration statement on Form F-1, including presenting only two years of audited financial statements and only two years of selected financial data, as well as only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting which would otherwise apply in connection with the filing of our second annual report on Form 20-F following consummation of this offering;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700.0 million in market value of our Class A common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than you might get from other public companies in which you hold equity.

In addition, under the JOBS Act, emerging growth companies who prepare their financial statements in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP, can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under International Financial Reporting Standards, or IFRS, as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. In addition, following the offering, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards and as such plan to rely on available exemptions from certain Nasdaq corporate governance requirements.

Impacts of COVID-19

Since the start of the COVID-19 pandemic, most emerging economies where we operate have seen portfolio capital outflows from equity and fixed income markets to safe haven assets such as U.S. treasuries and gold. Brazil, in particular, had approximately US$230 billion (12% of GDP) of short-term capital outflows in the first five months of 2020. As a result, the Brazilian real depreciated 40% against the U.S. dollar year-to-date as of September 30, 2020; and according to our estimates based on purchasing power parity, or PPP, the Brazilian real had 30% undervaluation in comparison to the U.S. dollar. Also, according to our estimates based on PPP, the same would be true for currencies of other major economies in the region, such as Mexico (23%), Colombia (17%) and Chile (12%).

Despite the magnitude of the ongoing effects of the pandemic, we believe that our results have demonstrated resilience. For the nine months ended September 30, 2020 our net income was 9.9% higher when compared to the same period of 2019. Over 70% of our revenues in the nine months ended September 30, 2020 were in U.S. dollars as of September 30, 2020, which reduced the effects of currency devaluation in the countries in which we operate on our operational results . Over 80% of our expected management fees for the next three years were already contracted, given the nature of our business and our long-term contracts with our clients. Additionally, we believe the structurally positive working capital of our business allowed us to endure the pandemic without experiencing significant liquidity issues, given we are able to collect part of our management fees at the beginning of each semester (as deferred revenues typically recorded in interim periods) before incurring day-to-day business expenses.

We also adapted our business and operations to respond to the COVID-19 pandemic in an energetic and disciplined manner. Our priority was to look after our most important asset: our people. In March, we established a Crisis Committee composed of certain senior officers and with the mandate to focus on the integrity and safety of our employees, of those of our portfolio companies, and of our suppliers. While offering technology and connectivity to allow for appropriate remote work conditions, we offered personal support through Assist Care (one of our businesses, which provided remote medical care assistance and COVID-19 monitoring of our employees), online fitness classes, online psychological assistance, among other initiatives. We also promoted a network of solidarity that helped thousands of people in several communities surrounding our portfolio companies, raising and directing approximately US$4 million in donations from April to June 2020. Finally, we were closer than ever to our clients, with over 1,700 digital interactions year-to-date as of September 30, 2020.

Regarding our operations, despite the general economic crisis and investors’ risk-aversion, we managed to continue to fundraise, invest, and divest consistently. In June 2020, we concluded a capital raise of US$2.0 billion for our 4th infrastructure fund, the largest fund in Latin America exclusively dedicated to infrastructure investments. In the nine months ended September 30, 2020, we were able to deploy over US$1.1 billion taking advantage of our experience in sectors we believe are resilient to economic downturns, as well as attractive valuations. In September 2020, we were also able to successfully divest from assets, such as Hidrovias do Brasil, in the largest IPO in Latin America year-to-date, and in March 2020, we divested from Argo, an electric power transmission company from our Infrastrucure Fund III with a gross multiple of invested capital, or MOIC, of 4.4x, and a gross internal rate of return, or IRR, of 74.2% (both measured in U.S. dollars). However, we also exercised caution in view of high volatility and postponed some of our planned divestments with the hopes for better market conditions or further appreciation of our assets in the future.

The resilience of our investing model is largely based on investing on sectors resilient to economic downturns and on active operational value creation. We believe that our investing model, together with a well-structured crisis response plan, allowed us to mitigate the operational impacts of the COVID-19 pandemic on our portfolio companies – 76% of the net asset value of our investments in Brazilian reais as of September 30, 2020 were above or at pre-COVID-19 levels, reflecting our funds’ resilient net IRR. In particular, the consolidated cash-weighted net IRR in Brazilian reais for all our flagship private equity and infrastructure products, which represent approximately 90% of our AUM, was 24.1% and 25.4% since inception to September 30, 2020 and December 31, 2019, respectively. This compares to the consolidated cash-weighted net IRR in U.S. dollars for such funds of 9.3% and 15.4% since inception for the same periods, respectively, as a result of Latin American currencies’ depreciation against the U.S. dollar in 2020, which had a negative impact to the dollar-denominated net asset value of our portfolio companies and led to short-term volatility on our funds’ returns. We believe this decrease in returns does not reflect the operational performance of our assets as they are assessed and audited at year-end, on an yearly basis.

In addition, certain of our portfolio companies have been meeting or outperforming their expected operational results for 2020 on a Brazilian reais basis, and therefore we believe returns may already show signs of recovery by the end of 2020. Primarily as a result of the negative impact of the COVID-19 pandemic on our portfolio companies due to the depreciation of the real against the U.S. dollar, our non-realized performance fee balance, which measures our current total expectation of cash inflow from performance fee related to our operational funds by the end of each period, decreased from US$292 million in December 31, 2019 to US$61 million in September 30, 2020. This balance represents non-realized performance fee revenues, and the long-term nature of our funds allows us to keep our investments in our portfolio for longer periods, giving us the opportunity to protect our assets from short-term impacts of economic downturns. Although the duration of the economic impact of the COVID-19 pandemic is still uncertain, we currently believe that, in general, we will be able to continue to hold and protect our assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Non-Realized Performance Fee.” Our other non-GAAP measures, such as our AUM, are also impacted in similar ways.

Given the factors discussed above regarding currency depreciation, the fact that the valuation of our portfolio companies and assets are only audited at year-end, and that, in general lines, certain of our portfolio companies have been meeting or outperforming their planned expected operational results for 2020 on a local-currency basis, we believe that certain of our key performance indicators as of September 30, 2020, which are based on the U.S. dollar-denominated net asset value of our companies and assets, such as funds’ returns, AUM and non-realized performance fee in U.S. dollars, may not be particularly representative of our operating performance in the longer-term.

See “Risk Factors—Certain Factors Relating to Our Business and Industry—The global outbreak of the novel coronavirus, or COVID-19, has caused severe disruptions in Latin America and global economies and is adversely impacting, and may continue to adversely impact, our performance and results of operations,” “Risk Factors—Certain Factors Relating to Our Business and Industry—The COVID-19 pandemic has had and is expected to continue to have a negative impact on global, regional and national economies, and we would be materially adversely affected by a protracted economic downturn” and “Industry—Growth prospects.”

The Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common shares. You should carefully read this entire prospectus before investing in our Class A common shares including “Risk Factors” and our consolidated financial statements.

Issuer	Patria Investments Limited

Selling shareholder

Class A common shares offered by us	Class A common shares (or Class A common shares if the underwriters exercise in full their option to purchase additional shares).

Class A common shares offered by the selling shareholder	Class A common shares (or Class A common shares if the underwriters exercise in full their option to purchase additional shares).

Offering price range	Between US$ and US$ per Class A common share.

Voting rights	The Class A common shares will be entitled to one vote per share, whereas the Class B common shares (which are not being sold in this offering) will be entitled to 10 votes per share.

Each Class B common share may be converted into one Class A common share at the option of the holder.

If, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding, then each Class B common share will convert automatically into one Class A common share.

In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, except for certain transfers to other holders of Class B common shares or their affiliates or to certain unrelated third parties as described under “Description of Share Capital—Conversion.”

Holders of Class A common shares and Class B common shares will vote together as a single class on all matters unless otherwise required by law and subject to certain exceptions set forth in our Articles of Association as described under “Description of Share Capital—Voting Rights.”

Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, (1) holders of Class A common shares will hold approximately % of the combined voting power of our issued and outstanding common shares and approximately % of our total equity ownership and (2) the holder of Class B common shares will hold approximately % of the combined voting power of our issued and outstanding common shares and approximately % of our total equity ownership.

If the underwriters exercise their option to purchase additional shares in full, (1) holders of Class A common shares will hold approximately % of the combined voting power of our issued and outstanding common shares and approximately % of our total equity ownership and (2) the holder of Class B common shares will hold approximately % of the combined voting power of our issued and outstanding common shares and approximately % of our total equity ownership.

The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to voting, conversion, and transfer restrictions applicable to the Class B common shares, and holders of Class B common shares are entitled to preemptive rights to purchase additional Class B common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain such holder’s proportional ownership interest in us. See “Description of Share Capital” for a description of the material terms of our common shares and the differences between our Class A common shares and our Class B common shares.

Option to purchase additional Class A common shares
We and/or the selling shareholder have granted the underwriters the right to purchase up to an additional Class A common shares from us and/or the selling shareholder within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus. We will not receive any proceeds from the sale of Class A common shares by the selling shareholder.

Listing	We intend to apply to list our Class A common shares on the Nasdaq, under the symbol “ .”

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately US$                million (or US$             million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund capital commitments to existing and new funds, for the expansion of our operations through acquisitions of asset managers and investment managers in Latin America and for general corporate purposes. While we constantly seek for investment opportunities, we are not committed to making any specific investment. Pending specific application of these net proceeds, we intend to invest such proceeds in accordance with our general cash investment policy. See “Use of Proceeds.”

We will not receive any proceeds from the sale of Class A common shares by the selling shareholder.

Share capital before and after offering	As of the date of this prospectus, our authorized share capital is US$ , consisting of shares of par value US$ each. Of those authorized shares, (i) are designated as Class A common shares, (ii) are designated as Class B common shares, and (iii) are as yet undesignated and may be issued as common shares or shares with preferred rights.

Immediately after this offering, we will have Class A common shares outstanding, assuming no exercise of the underwriters’ option to purchase additional shares.

Dividend policy	The payment of dividends in the future will be within the discretion of our board of directors at such times, subject to funds being lawfully available. Accordingly, if we decide to pay dividends, the form, frequency and the amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and controlling shareholders. We may not pay any cash dividends in the foreseeable future. See “Dividends and Dividend Policy” and “Description of Share Capital—Dividends and Capitalization of Profits.”

Lock-up agreements	We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. Members of our board of directors and our executive officers, and our existing shareholders, have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

Risk factors	An investment in our securities involves risks. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common shares.

Cayman Islands exempted company with limited liability	We are a Cayman Islands exempted company with limited liability. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, members of the board of directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the Company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not properly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the Company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In comparison, under the Delaware General Corporation Law, a director of a Delaware corporation owes fiduciary duties to the corporation and its stockholders comprised of the duty of care and the duty of loyalty. Such duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to additional                     Class A common shares in connection with the offering.

Summary Financial and Other Information

The following tables set forth, for the periods and as of the dates indicated, our summary financial and operating data. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

The summary statements of financial position as of September 30, 2020 and the statements of income for the nine months ended September 30, 2020 and 2019 have been derived from the unaudited condensed consolidated interim financial statements of Patria included elsewhere in this prospectus, prepared in accordance with International Financial Reporting Standard IAS No. 34 “Interim Financial Reporting,” or IAS 34. The summary statements of financial position as of December 31, 2019 and 2018 and the summary statements of income for the years ended December 31, 2019 and 2018 have been derived from the audited consolidated financial statements of Patria included elsewhere in this prospectus, prepared in accordance with IFRS, as issued by the IASB.

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2020	2019	2019	2018
	(in US$ millions)
Income Statement Data
Revenue from services	83.3	88.0	123.2	105.7
Cost of services rendered	(26.0)	(34.2)	(43.0)	(41.3)
Personnel expenses	(21.6)	(29.7)	(36.9)	(35.2)
Amortization of intangible assets	(4.4)	(4.5)	(6.1)	(6.1)
Gross profit	57.3	53.8	80.2	64.4
Operating income and expenses	(8.7)	(9.8)	(15.6)	(17.9)
Administrative expenses	(8.8)	(9.9)	(15.7)	(17.9)
Other income (expenses)	0.1	0.1	0.1	—
Operating income before net financial income/(expense)	48.6	44.0	64.6	46.5
Net financial income/(expense)	(0.1)	0.1	(0.2)	—
Income before income tax	48.5	44.1	64.4	46.5
Income tax	(3.0)	(2.7)	(3.5)	(2.0)
Net income for the period/year	45.5	41.4	60.9	44.5
Owners of the Parent	46.6	39.8	58.5	43.7
Non-controlling interests	(1.1)	1.6	2.4	0.8
Basic and diluted earnings per share	0.05	0.04	0.06	0.04

	As of September 30,	As of December 31,
	2020	2019	2018
	(in US$ millions)
Balance Sheet Data:
Assets
Total current assets	63.1	56.8	59.1
Total non-current assets	66.9	58.1	63.8
Total assets	130.0	114.9	122.9

Liabilities and Equity
Total current liabilities	34.6	19.0	22.2
Total non-current liabilities	5.3	7.1	23.2
Total liabilities	39.9	26.1	45.3
Total equity	90.1	88.8	77.6
Total liabilities and equity	130.0	114.9	122.9

Non-GAAP Financial Measures and Reconciliations

This prospectus presents our fee related earnings, distributable earnings and EBITDA and their respective reconciliations for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	2020	2019	Change	2019	2018	Change
	(in US$ millions)
Net income for the period/year	45.5	41.4	4.1	60.9	44.5	16.4
Fee Related Earnings (FRE)(1)	51.2	46.3	4.9	62.9	50.8	12.1
Distributable Earnings (DE)(2)	50.4	39.1	11.3	58.4	39.6	18.8
EBITDA(3)	54.3	50.2	4.1	72.9	53.7	19.1

(1)	Reconciled as income before income tax less revenue from performance fees, net of taxes on revenues plus amortization of contractual rights adjusted for the impacts of the Officers’ fund – long-term benefit plan. For a reconciliation of our FRE to income before income tax for the period/year, see “—Fee Related Earnings (FRE)” below.

(2)	Reconciled as net income adjusted for deferred taxes, amortization of contractual rights, and adjusted for the impacts of the Officers’ fund – long-term benefit plan, less payments related to financing of acquisition of contractual rights. For a reconciliation of our DE to net income for the period/year, see “—Distributable earnings (DE)” below.

(3)	For a reconciliation of our EBITDA to net income for the period/year, see “—EBITDA” below.

Fee Related Earnings (FRE)

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	2020	2019	Change	2019	2018	Change
	(in US$ millions)
Income before income tax	48.5	44.1	4.4	64.5	46.5	18.0
Revenue from performance fees	—	—	—	(4.9)	—	(4.9)
Taxes on revenue – performance fees	—	—	—	0.5	—	0.5
Officers’ fund – long-term benefit plan	(0.1)	(0.6)	0.5	(1.0)	0.5	(1.5)
Amortization of contractual rights	2.8	2.8	—	3.8	3.8	—
Fee Related Earnings	51.2	46.3	4.9	62.9	50.8	12.1

Distributable earnings (DE)

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	2020	2019	Change	2019	2018	Change
	(in US$ millions)
Net income for the period/year	45.5	41.4	4.1	60.9	44.5	16.4
Deferred income tax expenses	2.2	0.5	1.7	(0.3)	0.8	(1.1)
Payment related to financing of acquisition of contractual rights	—	(5.0)	5.0	(5.0)	(10.0)	5.0
Amortization of contractual rights	2.8	2.8	—	3.8	3.8	—
Officers’ fund – long-term benefit plan	(0.1)	(0.6)	0.5	(1.0)	0.5	(1.5)
Distributable Earnings	50.4	39.1	11.3	58.4	39.6	18.8

EBITDA

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	2020	2019	Change	2019	2018	Change
	(in US$ millions)
Net income for the period/year	45.5	41.4	4.1	60.9	44.5	16.4
Total income tax	3.0	2.7	0.3	3.5	2.0	1.5
Depreciation and amortization	5.8	6.2	(0.4)	8.3	7.2	1.0
Net financial (income)/expense	—	(0.1)	0.1	0.2	—	0.2
EBITDA	54.3	50.2	4.1	72.9	53.7	19.1

Risk Factors

An investment in our Class A common shares involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors in evaluating us, our management, our financial condition, and our business before purchasing our Class A common shares. In addition, you should consider the risks related to an investment in companies operating in Latin America generally (including in Brazil, Colombia, Chile and Argentina and other jurisdictions in which we have offices), relating to which we have included certain publicly available information in these risk factors. In general, investing in the securities of issuers with substantial operations located in emerging market countries such as Brazil involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our Class A common shares may decline and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Forward-looking statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

Certain Factors Relating to Our Business and Industry

The global outbreak of the novel coronavirus, or COVID-19, has caused severe disruptions in Latin America and global economies and is adversely impacting, and may continue to adversely impact, our performance and results of operations.

The global outbreak of COVID-19 has spread to almost every country in Latin America. The World Health Organization has designated COVID-19 as a pandemic, and numerous countries, including the United States, have declared national emergencies. The global impact of the outbreak continues to rapidly evolve, and many countries have instituted quarantines, restrictions on travel, closed financial markets and/or restricted trading, and closed or limited hours of operations of non-essential businesses. Such actions are creating severe economic contraction and adversely impacting many industries. The International Monetary Fund stated that it is very likely that this year the global economy will experience its worst recession since the Great Depression. While a number of countries, as well as certain states in the United States, have begun to lift the public health restrictions with a view to reopening their economies, recurring COVID-19 outbreaks could lead to the re-introduction of such restrictions. Moreover, even where restrictions have been lifted, self-imposed social distancing and isolation measures may continue for a more prolonged period due to public fears in the absence of effective treatments or a vaccine. Accordingly, it remains to be seen how quickly economic activity will resume even in economies where public health restrictions are lifted.

The COVID-19 pandemic has already impacted, and will continue to impact, our business, financial condition, results of operations, liquidity and prospects materially. The pandemic is also exacerbating many of the risks described in this prospectus. We expect, at least in the near term, to experience a slowdown in capital raising, capital deployment and realization activity. Adverse impacts on our business as a result of the COVID-19 pandemic include, but are not limited to:

•	Performance Revenues and Incentive Fees. Our ability to realize value from our investments may be adversely impacted by decreased portfolio company revenues and earnings, lack of potential buyers with financial resources to pursue an acquisition, or limited access to the equity capital markets. Limited opportunities for realizing gains could also delay or eliminate receipt of performance revenues as preferred return thresholds become harder to achieve over time. Primarily as a result of the negative impact of the COVID-19 pandemic on our portfolio companies due to the depreciation of the real against the U.S. dollar, our non-realized performance fee balance, which measures our current total expectation of cash inflow from performance fee related to our operational funds by the end of each period, decreased from US$292 million in December 31, 2019 to US$61 million in September 30, 2020. If the current economic environment persists and capital deployment opportunities remain limited, it may also cause a decline in the pace of investments, which may also eventually reduce our performance revenues.

•	Management Fees. The COVID-19 pandemic is slowing our anticipated capital raising pace for new or successor funds, which may result in delayed or decreased management fees. In addition, in light of the recent decline in public equity markets and other components of their investment portfolios, fund investors may become restricted by their asset allocation policies to invest in new or successor funds that we provide. As described above, we may also experience a decline in the pace of our investments and, if our funds are unable to deploy capital at a pace that is sufficient to offset the pace of our realizations, our fee revenues could decrease.

•	Investment Performance. Some of our investments are in industries that are materially impacted by COVID-19 and related public health restrictions. If the disruptions caused by COVID-19 continue, the businesses of impacted portfolio companies could suffer materially, which would decrease the value of our funds’ investments, most of which are in local currency, which were severely depreciated with the pandemic. Furthermore, such negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, thereby potentially resulting in a complete loss of the fund’s investment in such portfolio company and a significant negative impact to the investment fund’s performance and consequently to our operating results and cash flow, as well as to our reputation.

•	Liquidity. Our portfolio companies are also facing or may face in the future increased credit and liquidity risk due to volatility in financial markets, reduced revenue streams, and limited access or higher cost of financing, which may result in potential impairment of our or our funds’ equity investments. Changes in the debt financing markets are impacting, or, if the volatility in financial market continues, may in the future impact, the ability of our portfolio companies to meet their respective financial obligations. In addition, borrowers of loans, notes and other credit instruments in our credit funds’ portfolios may be unable to meet their principal or interest payment obligations or satisfy financial covenants, and tenants leasing real estate properties owned by our funds may not be able to pay rents in a timely manner or at all, or request a discount in rent payments or renegotiation of terms of lease agreements, resulting in a decrease in value of our funds’ credit and real estate investments and lower than expected return. In addition, for variable rate instruments, lower reference rates resulting from lower interest rates in response to COVID-19 could lead to lower interest income for our credit funds. Further, dislocation and contraction of short-term liquidity in the credit markets has impacted, and if sustained will likely continue to impact, the value of credit assets held by our real estate debt and credit funds, such funds’ ability to sell assets at attractive prices or in a timely manner in order to avoid losses and the likelihood of margin calls. In addition, a sudden contraction of liquidity in the credit markets, including as a result of overwhelming desire for liquidity on the part of market participants, is likely to exacerbate the likelihood of forced sales of assets and margins calls, which would result in further declines in the value of assets.

•	Operational Risks. An extended period of remote working by our employees could introduce operational risks, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit the COVID-19 pandemic. In addition, third party service providers on whom we have become increasingly reliant for certain aspects of our business, including for the administration of certain funds, as well as for certain information systems and technology could be impacted by an inability to perform due to COVID-19 restrictions or by failures of, or attacks on, their information systems and technology.

•	Employee-Related Risks. COVID-19 presents a significant threat to our employees’ well-being. Our key employees or executive officers may become sick or otherwise unable to perform their duties for an extended period of time. In addition, extended public health restrictions and remote working arrangements may impact employee morale and productivity. In addition to any potential impact of such extended illness on our operations, we may be exposed to the risk of litigation by our employees against us for, among other things, failure to take adequate steps to protect their well-being, particularly in the event they become sick after a return to the office. The negative impact on non-realized performance that occurred as a result of COVID-19 pandemic on portfolio companies and the depreciation of the real against the U.S. dollar could have a negative impact on employee motivation and retention.

Difficult market and geopolitical conditions can adversely affect our business in many ways, each of which could materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition.

Our business is materially affected by financial market and economic conditions and events throughout the world – particularly in Brazil and Latin America – that are outside our control. We may not be able to or may choose not to manage our exposure to these conditions and/or events. Such conditions and/or events can adversely affect our business in many ways, including by reducing the ability of our funds to raise or deploy capital, reducing the value or performance of the investments made by our funds and making it more difficult to fund opportunities for our funds to exist and realize value from existing investment. This could in turn materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition. In addition, in the face of a difficult market or economic environment, we may need to reduce our fixed costs and other expenses in order to maintain profitability, including by cutting back or eliminating the use of certain services or service providers, or terminating the employment of a significant number of our personnel that, in each case, could be important to our business and without which our operating results could be adversely affected. A failure to manage or reduce our costs and other expenses within a time frame sufficient to match any decrease in profitability would adversely affect our operating performance.

Turmoil in the global financial markets can provoke significant volatility of equity and debt securities prices, such as a result of the recent COVID-19 pandemic. This can have a material and rapid impact on our mark-to-market valuations, particularly with respect to our public holdings and credit investments. As publicly traded equity securities may represent a proportion of the assets of many of our carry funds, stock market volatility, including a sharp decline in the stock market, such as the one experienced in the fourth quarter of 2018 and the one experienced in early 2020, may adversely affect our results, including our revenues and net income. In addition, our public equity holdings have at times been and are currently concentrated in a few positions, thereby making our unrealized mark-to-market valuations particularly sensitive to sharp changes in the price of any of these positions. Further, although the equity markets are not the only means by which we exit investments, should we experience another period of challenging equity markets, our funds may experience increased difficulty in realizing value from investments.

Geopolitical concerns and other global events, including, without limitation, trade conflict, national and international political circumstances (including wars, terrorist acts or security operations) and pandemics, such as the recent COVID-19 pandemic, or other severe public health events, have contributed and may continue to contribute to volatility in global equity and debt markets. 2019 was a year of significant geopolitical concerns, including, among other things, uncertainty regarding re-opening of the U.S. government after a shutdown in early 2019, trade tensions, most notably between China and the U.S., resulting from the implementation of tariffs by the U.S. and retaliatory tariffs by other countries on the U.S., continued tensions with North Korea over its ballistic missile testing and nuclear programs, ongoing hostilities in the Middle East and the possibility of their escalation, political tension and uncertainty in Latin America, uncertainty regarding the U.K.’s ongoing negotiation of the circumstances surrounding its withdrawal from the European Union and impeachment proceedings of President Trump in the United States. Such concerns have contributed and may continue to contribute to volatility in global equity and debt markets.

Recently, the outbreak of the novel coronavirus in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and as cases of the virus have continued to be identified in additional countries, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries, such as transportation, hospitality and entertainment. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to our and our funds’ performance and financial results.

In addition to the factors described above, other factors described herein that may affect market, economic and geopolitical conditions, and thereby adversely affect our business include, without limitation:

•	economic slowdown in Brazil and internationally;

•	changes in interest rates and/or a lack of availability of credit in Brazil and internationally;

•	commodity price volatility;

•	foreign exchange volatility;

•	public health crises, such as the ongoing COVID-19 pandemic; and

•	changes in law and/or regulation, and uncertainty regarding government and regulatory policy.

A period of economic slowdown, which may be across one or more industries, sectors or geographies, could contribute to adverse operating performance for certain of our funds’ investments, which would adversely affect our operating results and cash flows.

We have experienced buoyant markets and positive economic conditions in certain markets. Although such conditions have increasingly made it more difficult and competitive to find suitable capital deployment opportunities for our funds, they have also in many cases contributed to positive operating performance at our funds’ portfolio companies. To the extent global markets enter a period of slower growth relative to recent years, such period of economic slowdown (which may be across one or more industries, sectors or geographies), may contribute to poor financial results at our funds’ portfolio companies, which may result in lower investment returns for our funds. For example, periods of economic weakness have in the past and may in the future contribute to a decline in commodity prices and/or volatility in the oil and natural gas markets, each of which would have an adverse effect on our energy investments. The performance of our funds’ portfolio companies would also likely be negatively impacted if pressure on wages and other inputs increasingly pressure profit margins. To the extent the performance of those portfolio companies (as well as valuation multiples) do not improve, our funds may sell those assets at values that are less than we projected or even a loss, thereby significantly affecting those investment funds’ performance. In addition, as the governing agreements of our funds contain only limited requirements regarding diversification of fund investments (by, for example, sector or geographic region), during periods of economic slowdown in certain sectors or regions, the impact on our funds may be exacerbated by concentration of investments in such sector or region. As a result, our ability to raise new funds, as well as our operating results and cash flows could be adversely affected.

In addition, during periods of weakness, our funds’ portfolio companies may also have difficulty expanding their businesses and operations or meeting their debt service obligations or other expenses as they become due, including expenses payable to us. Furthermore, such negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, thereby potentially resulting in a complete loss of the fund’s investment in such portfolio company and a significant negative impact to the investment fund’s performance and consequently to our operating results and cash flow, as well as to our reputation. In addition, negative market conditions would also increase the risk of default with respect to investments held by our funds that have significant debt investments, such as our credit-focused funds.

We may, in our sole discretion, decrease the percentage or amount of fees paid by the funds directly or indirectly to us, or even fully waive the payment of such fees for a determined period of time or until the maturity of our funds. If we determine to decrease or waive such fees or otherwise alter our current fee structure, our profit margins and results of operations could be adversely affected.

Our profit margins and net income are dependent in significant part on our ability to maintain current fee levels for the products and services that our asset managers offer, and in particular, on our funds’ receipt of asset and performance based fees, which may vary substantially from year to year. There has been a trend toward lower fees in many segments of the asset management industry and there is fee pressure in many portions of the active equity and fixed income industry, driven in part by inflows into low-fee passive asset management products and we face continued market pressure with respect to fee levels for many products. In addition, in the ordinary course of our business, we may, in our sole discretion, decrease the percentage or amount of fees paid by our funds directly or indirectly to us, any may also fully waive the payment of such fees, or limit total expenses, on certain products or services for a determined period of time or until the maturity of our funds, to manage fund expenses, or for other reasons, and to help retain or increase managed assets. Although we have no obligation to modify any of our fees with respect to our existing funds, we have experienced and may continue to experience pressure to do so. More recently, institutional investors have been increasing pressure to reduce management and investment fees charged by external managers, whether through direct reductions, deferrals, rebates or other means. In addition, we may be asked by investors to waive or defer fees for various reasons, including during economic downturns or as a result of poor performance of our funds. No assurances can be given that we will be able to maintain our current fee structure. Competition could lead to our asset managers reducing the fees that they charge their clients for products and services. See “—The asset management business is subject to substantial and increasingly intense competition.” In addition, our asset managers may be required to reduce their fee levels, or restructure the fees they charge, because of, among other things, regulatory initiatives or proceedings that are either industry-wide or specifically targeted, or court decisions. A reduction in the fees that our asset managers charge for their products and services will reduce our revenues and could reduce our net income. These factors also could inhibit our ability to increase fees for certain products.

Our AUM can generate very different revenues per dollar of managed assets based on factors such as the type of asset managed (alternative assets and equity assets generally produce greater revenues than fixed income assets), the type of client (institutional clients generally pay lower fees than other clients), the type of asset management product or service provided and the fee schedule of the asset manager providing the service. A shift in the mix of our AUM from higher revenue-generating assets to lower revenue-generating assets may result in a decrease in our revenues even if our aggregate level of AUM remains unchanged or increases. Products that use fee structures based on investment performance may also vary significantly from period to period, depending on the investment performance of the particular product. No assurances can be given that our funds will be able to maintain current fee structures or levels. A decrease in our revenues, without a commensurate reduction in expenses, will reduce our net income.

An increase in interest rates and other changes in the debt financing markets could negatively impact the ability of our funds and their portfolio companies to obtain attractive financing or refinancing and could increase the cost of such financing if it is obtained, which could lead to lower-yielding investments and potentially decrease our net income.

Our business and the businesses of the companies in which we invest are materially affected by changes in interest rates and other changes affecting the debt financing markets throughout the world. A period of sharply rising interest rates could create downward pressure on the price of real estate, increase the cost and availability of debt financing for the transactions our funds pursue and decrease the value of fixed-rate debt investments made by our funds, each of which may have an adverse impact on our business. In addition, a significant contraction or weakening in the market for debt financing or other adverse change relating to the terms of debt financing (such as, for example, higher equity requirements and/or more restrictive covenants), particularly in the area of acquisition financings for private equity and real estate transactions, could have a material adverse impact on our business. For example, a portion of the indebtedness used to finance certain fund investments often includes high-yield debt securities issued in the capital markets. Availability of capital from the high-yield debt markets is subject to significant volatility as well as to sharp changes in interest rates, and there may be times when our funds or their portfolio companies might not be able to access those markets at attractive rates, or at all, when completing an investment. For example, in late 2018 the global credit markets experienced a contraction in the availability of credit, which temporarily impacted the ability to obtain attractive debt financing transactions.

If our funds are unable to obtain committed debt financing for potential acquisitions, can only obtain debt financing at an increased interest rate or on unfavorable terms or the ability to deduct corporate interest expense is substantially limited, our funds may face increased competition from strategic buyers of assets who may have an overall lower cost of capital or the ability to benefit from a higher amount of cost savings following an acquisition, or may have difficulty completing otherwise profitable acquisitions or may generate profits that are lower than would otherwise be the case, each of which could lead to a decrease in our revenues. In addition, rising interest rates, coupled with periods of significant equity and credit market volatility may potentially make it more difficult for us to find attractive opportunities for our funds to exit and realize value from their existing investments.

Our funds’ portfolio companies also regularly utilize the corporate debt markets in order to obtain financing for their operations. To the extent monetary policy, tax or other regulatory changes or difficult credit markets render such financing difficult to obtain, more expensive or otherwise less attractive, this may also negatively impact the financial results of those portfolio companies and, therefore, the investment returns on our funds. In addition, to the extent that market conditions and/or tax or other regulatory changes make it difficult or impossible to refinance debt that is maturing in the near term, some of our funds’ portfolio companies may be unable to repay such debt at maturity and may be forced to sell assets, undergo a recapitalization or seek bankruptcy protection.

If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues.

The revenues that we earn are driven in part by the pace at which our funds make investments and the size of those investments, and a decline in the pace or the size of such investments may reduce our revenues. The market environment for private equity transactions, for example, recently has been and continues to be characterized by relatively high prices, which can make the deployment of capital more difficult. In addition, many other factors could cause a decline in the pace of investment, including the inability of our investment professionals to identify attractive investment opportunities, increasing competition for such opportunities from international and local competitors, among other potential acquirers, decreased availability of capital on attractive terms and our failure to consummate identified investment opportunities because of business, regulatory or legal complexities or uncertainty and adverse developments in the Latin American or global economy or financial markets. If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues. In addition, if our funds are unable to deploy capital at a pace that is sufficient to offset the pace of realizations, our fee revenues could decrease.

Our revenue, earnings, net income and cash flow can all vary materially and be volatile from time to time, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may cause the price of our Class A common shares to decline.

Our revenue, net income and cash flow can all vary materially due to our reliance on performance revenues. We may experience fluctuations in our results, including our revenue and net income, from quarter to quarter due to a number of other factors, including timing of realizations, changes in the valuations of our funds’ investments, changes in the amount of distributions, dividends or interest paid in respect of investments, changes in our operating expenses, the degree to which we encounter competition and general economic and market conditions. Achieving steady growth in net income and cash flow on a quarterly basis may be difficult, which could in turn lead to large adverse movements or general increased volatility in the price of our Class A common shares. We also do not provide any guidance regarding our expected quarterly and annual operating results. The lack of guidance may affect the expectations of public market analysts and could cause increased volatility in our Class A common shares price.

It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value (or other proceeds) of an investment through a sale, public offering, recapitalization or other exit. Even if an investment proves to be profitable, it may be a number of years before any profits can be realized in cash (or other proceeds). We cannot predict when, or if, any realization of investments will occur, and therefore our cash flows from performance allocations may be difficult to predict.

The mark-to-market valuations of investments made by our funds are subject to volatility driven by economic and market conditions. Economic and market conditions may also negatively impact our realization opportunities. The valuations of and realization opportunities for investments made by our funds could also be subject to high volatility as a result of uncertainty regarding governmental policy with respect to, among other things, tax, financial services regulation, international trade, immigration, healthcare, labor, infrastructure and energy.

Adverse economic and market conditions may adversely affect the amount of cash generated by our businesses, and in turn, our ability to pay dividends to our shareholders.

If the global economy and conditions in the financing markets worsen, our fund investment performance could suffer, resulting in, for example, the payment of less or no performance allocations to us. Poor investment performance could lead to a loss of assets under management and a decline in revenues. This could materially and adversely affect the amount of cash we have on hand, including for, among other purposes, the payment of dividends to our shareholders. Having less cash on hand could in turn require us to rely on other sources of cash (such as the capital markets, which may not be available to us on acceptable terms) for the above purposes. Furthermore, during adverse economic and market conditions, our funds or their portfolio companies might not be able to renew all or part of their indebtedness under existing financing arrangements, or find alternate financing on commercially reasonable terms. As a result, their uses of cash may exceed their sources of cash, thereby potentially affecting their liquidity position and ability to pay dividends, which could adversely affect our results of operations and in turn, our ability to pay dividends to our shareholders.

We depend on our key senior managing directors and the loss of their services would have a material adverse effect on our business, results of operations and financial condition.

We depend on the efforts, skill, reputations and business contacts of our key senior managing directors, the information and deal flow they generate during the normal course of their activities and the synergies among the diverse fields of expertise and knowledge held by our professionals. Accordingly, our success will depend on the continued service of these individuals, who are not obligated to remain employed with us. Some key senior managing directors have left the firm in the past and others may do so in the future, and we cannot predict the impact that the departure of any key senior managing director will have on our ability to achieve our investment objectives. For example, the governing agreements of many of our funds, such as limited partnership agreements and private placement memoranda, generally provide investors with the ability to terminate the investment period in the event that certain “key persons” in the fund do not provide the specified time commitment to the fund or our firm ceases to control the general partner. The loss of the services of any key senior managing directors could have a material adverse effect on our revenues, net income and cash flows and could harm our ability to maintain or grow assets under management in existing funds or raise additional funds in the future. We have historically relied in part on the interests of these professionals in the investment funds’ performance fees and incentive fees to discourage them from leaving the firm. The negative impact on non-realized performance that occurred as a result of COVID-19 pandemic on portfolio companies and the depreciation of the real against the U.S. dollar could have a negative impact on employee motivation and retention. Therefore, to the extent our investment funds perform poorly, thereby reducing the potential for performance fees and incentive fees, their interests in performance fees and incentive fees become less valuable to them and become less effective as incentives for them to continue to be employed at Patria.

Our senior managing directors and other key personnel possess substantial experience and expertise and have strong business relationships with investors in our funds, clients and other members of the business community. As a result, the loss of these personnel could jeopardize our relationships with investors in our funds, our clients and members of the business community and result in the reduction of assets under management or fewer investment opportunities.

The asset management business is subject to substantial and increasingly intense competition.

The asset management business is increasingly subject to intense competition from a variety of local and international players, based on a variety of factors, including investment performance, the quality of service provided to clients, investor liquidity and willingness to invest, fund terms (including fees), brand recognition and business reputation. Furthermore, client attrition could cause our revenues to decline and the degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain clients and partners. Our asset management business competes with a number of private equity funds, specialized investment funds, hedge funds, funds of hedge funds and other sponsors managing pools of capital, as well as corporate buyers, traditional asset managers, commercial banks, investment banks and other financial institutions (including sovereign wealth funds), and we expect that competition will continue to increase. For example, certain traditional asset managers have developed their own private equity platforms and are marketing other asset allocation strategies as alternatives to fund investments. Additionally, developments in financial technology, or fintech, such as distributed ledger technology, or blockchain, have the potential to disrupt the financial industry and change the way financial institutions, as well as asset managers, do business. A number of factors serve to increase our competitive risks:

•	a number of our competitors in some of our businesses may have greater financial, technical, marketing and other resources and more personnel than we do;

•	some of our funds may not perform as well as competitors’ funds or other available investment products;

•	several of our competitors have significant amounts of capital, and many of them have similar investment objectives to ours, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that many alternative investment strategies seek to exploit;

•	some of our competitors, particularly strategic competitors, may have a lower cost of capital, which may be exacerbated to the extent by any changes to applicable tax laws that may come into effect (including with respect to the deductibility of interest expense);

•	some of our competitors may have access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities;

•	some of our competitors may be subject to less regulation and accordingly may have more flexibility to undertake and execute certain businesses or investments than we can and/or bear less compliance expense than we do;

•	some of our competitors may have more flexibility than us in raising certain types of investment funds under the investment management contracts they have negotiated with their investors;

•	some of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments that we want to make;

•	some of our competitors may be more successful than us in the development and implementation of new technology to address investor demand for product and strategy innovation;

•	there are relatively few barriers to entry impeding new alternative asset fund management firms, and the successful efforts of new entrants into our various businesses, including former “star” portfolio managers at large diversified financial institutions as well as such institutions themselves, is expected to continue to result in increased competition;

•	some of our competitors may have better expertise or be regarded by investors as having better expertise in a specific asset class or geographic region than we do;

•	our competitors that are corporate buyers may be able to achieve synergistic cost savings in respect of an investment, which may provide them with a competitive advantage in bidding for an investment;

•	some investors may prefer to invest with an investment manager that is not publicly traded or is smaller with only one or two investment products that it manages; and

•	other industry participants will from time to time seek to recruit our investment professionals and other employees away from us.

We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by competitors. Alternatively, we may experience decreased rates of return and increased risks of loss if we match investment prices, structures and terms offered by competitors. Moreover, if we are forced to compete with other alternative asset managers on the basis of price, we may not be able to maintain our current fund fee and performance fee terms. There is a risk that fees and performance fees in the alternative investment management industry will decline, without regard to the historical performance of a manager. Fee or performance fees income reductions on existing or future funds, without corresponding decreases in our cost structure, would adversely affect our revenues and profitability. In addition, the attractiveness of our investment funds relative to investments in other investment products could decrease depending on economic conditions. This competitive pressure could adversely affect our ability to make successful investments and limit our ability to raise future investment funds, either of which would adversely impact our business, revenue, results of operations and cash flow.

Our organizational documents do not limit our ability to enter into new lines of businesses, and we may expand into new investment strategies, geographic markets and businesses, each of which may result in additional risks and uncertainties in our businesses.

Our plan, to the extent that market conditions permit, is to continue to grow our investment businesses and expand into new investment strategies, geographic markets and businesses. Our organizational documents do not limit us to investment management businesses. Accordingly, we have pursued and may continue to pursue growth through acquisitions of asset managers and other investment management companies, acquisitions of critical business partners, or other strategic initiatives. To the extent we make strategic investments or acquisitions, undertake other strategic initiatives or enter into a new line of business, we will face numerous risks and uncertainties, including risks associated with (a) the required investment of capital and other resources, (b) the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, (c) the diversion of management’s attention from our core businesses, (d) assumption of liabilities in any acquired business, (e) the disruption of our ongoing businesses, (f) the increasing demands on or issues related to the combining or integrating operational and management systems and controls, (g) compliance with additional regulatory requirements and (h) the broadening of our geographic footprint, including the risks associated with conducting operations in several jurisdictions.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. For example, we have increasingly undertaken business initiatives to offer credit funds, constructivist funds (investment in public equity applying the private equity modus operandi) funds and publicly-traded real estate funds (known in Brazil as a Fundo de Investimento Imobiliário, or FII), and to increase the number and type of investment products we offer to family offices and high net worth individuals. These activities have and will continue to impose additional compliance burdens on us and could also subject us to enhanced regulatory scrutiny and expose us to greater reputation and litigation risk. In addition, if a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations or to successfully overcome the challenges we may face in expanding into new geographic regions in Latin America, our results of operations will be adversely affected. Our strategic initiatives may include, among other things, initiatives seeking to expand our and our portfolio companies’ management capabilities, which require a robust legal and compliance framework, and entry into joint ventures, which may require us to be dependent on, and subject us to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control.

We may not be successful in expanding our operations in Latin America, which could adversely affect our business, results of operations and financial condition.

We currently operate and may operate in the future in regions and countries in Latin America where we have little or no experience, and we may not be able to expand our investment activities in these markets successfully. As we expand our operations into Latin American markets, including new geographies, we may have difficulty adapting to unknown circumstances and conditions. We may seek to expand our operations in Latin America, including new geographies, through acquisitions of asset managers and other investment management companies in the region, which may be financed using a portion of the proceeds of this offering or through other sources of financing, although we are not currently committed to making any specific investment. In order to remain competitive, we must be proactive and prepared to implement necessary resources when growth opportunities present themselves, whether as a result of a business acquisition or rapidly increasing business activities in particular markets or regions.

Local regulatory environments may vary widely in terms of scope, adequacy and sophistication. We may also encounter other risks of doing business in Latin America, including: (i) difficulties and costs associated with complying with a variety of complex domestic and foreign laws, regulations and treaties; (ii) changes in legislative or regulatory requirements; (iii) price and currency exchange controls; (iv) political instability, including nationalization and expropriation; (v) trade restrictions, including timing delays associated with customs procedures, tariffs and import or export licensing requirements; (vi) taxes; and (vii) difficulties in enforcing our intellectual property rights. We cannot assure you that the political, fiscal or legal regimes in the countries in which we operate or expect to operate, will not increase our compliance costs or otherwise adversely affect our geographic expansion efforts, which may harm our results of operations or financial conditions. See “—We expect to continue to make investments in companies that are based in Latin America, which may expose us to additional risks not typically associated with investing in companies that are based in the United States.” No assurance can be provided that we will be able to obtain capital resources to fund our expansion strategy on acceptable terms or at all. If we are not successful in implementing or funding our expansion strategy, our business, financial results and the market price for our Class A common shares may be adversely affected.

If we are unable to consummate or successfully integrate additional development opportunities, acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.

Our growth strategy is based, in part, on the selective development or acquisition of asset management portfolios, businesses or other businesses complementary to our business where we think we can add substantial value or generate substantial returns in Brazil and in certain countries of Latin America. The success of this strategy will depend on, among other things: (a) the availability of suitable opportunities, (b) the level of competition from other companies that may have greater financial resources, (c) our ability to value potential development or acquisition opportunities accurately and negotiate acceptable terms for those opportunities, (d) our ability to obtain requisite approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays and (e) our ability to identify and enter into mutually beneficial relationships with venture partners. Moreover, even if we are able to identify and successfully complete an acquisition, we may encounter unexpected difficulties or incur unexpected costs associated with integrating and overseeing the operations of the new businesses. If we are not successful in implementing our growth strategy, our business, financial results and the market price for our Class A common shares may be adversely affected.

Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could adversely impact our effective tax rate and tax liability.

Our effective tax rate and tax liability is based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex, and the manner which they apply to us and our funds is sometimes open to interpretation. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Although management believes its application of current laws, regulations and treaties to be correct and sustainable upon examination by the tax authorities, the tax authorities could challenge our interpretation resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, gains from the sale or exchange of property that gives rise to such income, gains from the sale of partnership interests and gains from transactions in commodities. We do not believe we were a PFIC for our 2019 taxable year, and based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we do not expect to be a PFIC for our current taxable year or to become one in the foreseeable future. However, we will hold a substantial amount of cash following this offering and our PFIC status depends on the composition of our income and assets and the market value of our assets from time to time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) held our Class A common shares (assuming such U.S. Holder has not made and maintained a timely election described under “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”), gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of the Class A common shares would be allocated ratably over the U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amounts. Further, to the extent that any distribution received by a U.S. Holder on its Class A common shares exceeds 125% of the average of the annual distributions on such Class A common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain. U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules.

Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions and/or lawsuits, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.

Our operations are highly dependent on our information systems and technology and we rely heavily on our financial, accounting, communications and other data processing systems. Our systems may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise. In addition, our systems face ongoing cybersecurity threats and attacks. Attacks on our systems could involve, and in some instances have in the past involved, attempts intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, or divert or otherwise steal funds, including through the introduction of computer viruses, “phishing” attempts and other forms of social engineering. Cyberattacks and other security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees.

There has been an increase in the frequency and sophistication of the cyber and security threats we face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target us because, as an alternative asset management firm, we hold a significant amount of confidential and sensitive information about our investors, our portfolio companies and potential investments. As a result, we may face a heightened risk of a security breach or disruption with respect to this information. There can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. If our systems are compromised, do not operate properly or are disabled, or we fail to provide the appropriate regulatory or other notifications in a timely manner, we could suffer financial loss, a disruption of our businesses, liability to our investment funds and fund investors, regulatory intervention or reputational damage. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means.

In addition, we could also suffer losses in connection with updates to, or the failure to timely update, our information systems and technology. In addition, we have become increasingly reliant on third party service providers for certain aspects of our business, including for the administration of certain funds, as well as for certain key market information and data, information systems, technology, processing and supporting functions, including cloud-based services. These third party service providers could also face ongoing cyber security threats and compromises of their systems and as a result, unauthorized individuals could gain, and in some past instances have gained, access to certain confidential data.

Cybersecurity has become a top priority for regulators around the world. Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including, as examples the General Data Protection Regulation, or GDPR, in the European Union and that went into effect in May 2018 and the Brazilian Data Protection Law (Lei Geral de Proteção de Dados), or LGPD, that came into effect in September 2020. See “—Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.” Some jurisdictions have also enacted laws requiring companies to notify individuals and government agencies of data security breaches involving certain types of personal data.

Breaches in security, whether malicious in nature or through inadvertent transmittal or other loss of data, could potentially jeopardize our, our employees’ or our fund investors’ or counterparties’ confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our employees’, our fund investors’, our counterparties’ or third parties’ business and operations, which could result in significant financial losses, increased costs, liability to our fund investors and other counterparties, regulatory intervention and reputational damage. Furthermore, if we fail to comply with the relevant laws and regulations or fail to provide the appropriate regulatory or other notifications of breach in a timely matter, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm and may cause our fund investors and clients to lose confidence in the effectiveness of our security measures.

Our portfolio companies also rely on data processing systems and the secure processing, storage and transmission of information, including payment and health information. A disruption or compromise of these systems could have a material adverse effect on the value of these businesses. Our funds may invest in strategic assets having a national or regional profile or in infrastructure, the nature of which could expose them to a greater risk of being subject to a terrorist attack or security breach than other assets or businesses, or to restrictions to the circulation of products or services arising from epidemics, such as the recent COVID-19 pandemic. Such an event may have material adverse consequences on our investment or assets of the same type or may require portfolio companies to increase preventative security measures or expand insurance coverage.

Finally, our technology, data and intellectual property and the technology, data and intellectual property of our portfolio companies are also subject to a heightened risk of theft or compromise given we and our portfolio companies engage in operations in Latin America, in particular in jurisdictions that do not have comparable levels of protection of proprietary information and assets such as intellectual property, trademarks, trade secrets, know-how and customer information and records, as compared to the United States. In addition, we and our portfolio companies may be required to compromise protections or forego rights to technology, data and intellectual property in order to operate in or access markets in certain jurisdictions. Any such direct or indirect compromise of these assets could have a material adverse impact on us and our portfolio companies.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, including at the administrative or judicial level, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, the discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties.

Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. With respect to trademarks, loss of rights may result from term expirations, owner abandonment and forfeiture or cancellation proceedings before the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial, or the INPI) or authorities in other relevant jurisdictions. In addition, if we lose rights over registered trademarks, we would not be entitled to use such trademarks on an exclusive basis and, therefore, third parties would be able to use similar or identical trademarks to identify their products or services, which could adversely affect our business.

Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.

We and our portfolio companies are subject to various risks and costs associated with the collection, processing, storage and transmission of personally identifiable information, or PII, and other sensitive and confidential information. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the Cayman Islands Data Protection Law and Brazilian laws such as the LGPD, a comprehensive personal data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships and Brazilian bank secrecy laws, as well as obligations relating to data collection and privacy laws in jurisdictions in which we operate, including, for example, the GDPR in Europe, Dubai, and the Hong Kong Personal Data (Privacy) Ordinance.

Law No. 14,010, of June 10, 2020, amended certain provisions of the LGPD, and postponed the administrative sanctions effectiveness to August 2021. However, LGPD allows private right of action, so we are still subject to individual claims for violations of LGPD, as of LGPD effective date. The LGPD applies to individuals or legal entities, private or government entities, who processes personal data in Brazil or collects personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for processing personal data, which includes the collection, use, transfer and storage of personal data and will affect all economic sectors, including the relationship between clients and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

As of the LGPD effective date, all processing agents/legal entities will be required to adapt their data processing activities to comply with this new environment. We have implemented changes with respect to our policies and procedures designed to ensure our compliance with the relevant requirements under the LGPD.

The penalties and fines for violations of the LGPD include: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a daily fine, up to a maximum amount of R$50.0 million per violation; (3) the restriction of access to the personal data to which the violation relates up to a six-month period, that can be extended for the same period, until the processing activities are compliant with the regulation, and in case of repetition of the violation, temporary block and/or deletion of the related personal data, partial or complete prohibition of processing activities; and (4) a fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50.0 million per violation. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. Pursuant to the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, the data protection regulatory body, within a reasonable time period. The notice to the ANPD must include: (a) a description of the nature of the personal data affected by the breach; (b) the affected data subjects; (c) the technical and security measures adopted; (d) the risks related to the breach; (e) the reasons for any delays in reporting the breach, if applicable; and (f) the measures adopted to revert or mitigate the effects of the damage caused by the breach. Moreover, the ANPD could establish other obligations related to data protection that are not described above.

Global laws relating to foreign data collection and privacy are rapidly increasing in the scale and depth of their requirements, and are also often extra-territorial in nature. In addition, a wide range of regulators are seeking to enforce these laws across regions and borders. Furthermore, we frequently have privacy compliance requirements as a result of our contractual obligations with counterparties. These legal and contractual obligations heighten our privacy obligations in the ordinary course of conducting our business in Brazil and internationally.

While we have taken various measures and made significant efforts and investment to ensure that our policies, processes and systems are both robust and compliance with these obligations, our potential liability remains, particularly given the continued and rapid development of privacy laws and regulations around the world, and increased enforcement action. Any inability, or perceived inability, by us or our portfolio companies to adequately address privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations, or other legal obligations, even if unfounded, could result in significant regulatory and third-party liability, increased costs, disruption of our and our portfolio companies’ business and operations, and a loss of client (including investor) confidence and other reputational damage. Furthermore, as new privacy-related laws and regulations are implemented, the time and resources needed for us and our portfolio companies to comply with such laws and regulations continues to increase and become a significant compliance work stream.

Our operations are highly dependent on the information system and technology infrastructure that supports our business and on a number of external service providers for certain key market information and data, technology, processing and supporting functions.

We depend on our offices in George Town, Cayman Islands and São Paulo, Brazil, where most of our personnel are located, for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our businesses, as a result of a cybersecurity incident or otherwise, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our disaster recovery and business continuity programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards may not be sufficient to cover all claims and might only partially reimburse us for our losses, if at all.

Our operations are highly dependent on our information systems and technology and we rely heavily on our financial, accounting, communications and other data processing systems, each of which may require update and enhancement as we grow our business. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to adapt to or accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us.

In addition, we have become increasingly reliant on third party service providers for certain aspects of our business, including for the administration of certain funds, as well as for key market information and data, technology, processing and supporting functions, including cloud-based services. In addition to the fact that these third party service providers could also face ongoing cyber security threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. Any interruption or deterioration in the performance of these third parties or failures or compromises of their information systems and technology could impair the operations of us and our funds and adversely affect our reputation and businesses. See “—Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions and/or lawsuits, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations” and “—Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.”

Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. The possibility of increased regulatory focus could result in additional burdens on our business.

Our business is subject to extensive regulation, including periodic examinations, by governmental agencies and self-regulatory organizations in the jurisdictions in which we operate around the world. These authorities have regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities. Many of these regulators, including Brazilian and foreign government agencies and self-regulatory organizations are also empowered to conduct investigations and administrative proceedings that can result in fines, suspensions of personnel, changes in policies, procedures or disclosure or other sanctions, including the issuance of cease-and-desist orders, the suspension or expulsion of an investment adviser from registration or memberships or the commencement of a civil or criminal lawsuit against us or our personnel.

Moreover, the financial services industry in recent years has been the subject of heightened scrutiny, and US and Brazilian regulators have specifically focused on private equity. In that connection, in recent years the SEC’s stated examination priorities have included, among other things, private equity firms’ disclosure and collection of fees and allocation of expenses, their marketing and valuation practices, allocation of investment opportunities, prevention of insider trading, and policies and procedures with respect to conflicts of interest and compliance measures customized to the actual circumstances. We regularly are subject to requests for information and informal or formal investigations by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or CVM, and other regulatory authorities, as well as the Brazilian internal revenue service (Receita Federal Brasileira) and other tax revenue agencies, as well as self-regulating authorities, such as the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA and the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or ABVCAP, with which we routinely cooperate, and which have included review of historical practices that were previously examined. Such investigations have previously and may in the future result in deficiency letters, penalties and other sanctions.

We are currently subject to a comprehensive regulatory regime and the ongoing requirements related to our registration as asset managers and administrators in Brazil with the CVM. We are also currently pursuing our registration as a distributor of certain securities with the CVM, which will result in additional liability and operational requirements. There is significant uncertainty regarding the allocation of responsibilities and functions performed by asset managers, administrators and distributors under Brazilian law and related rules and regulations. Actions and initiatives by the CVM or other regulators can have an adverse effect on our financial results, including as a result of the imposition of a sanction, a limitation on our or our personnel’s activities, or changing our historic practices. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by a regulator were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients.

We are exposed to certain risks that are particular to investing in emerging and other markets.

In maintaining significant investment exposure, in Brazil, as well as other emerging markets in Latin America, we are subject to political, economic, legal, operational and other risks that are inherent to operating and investing in these countries. These risks range from difficulties in settling transactions in emerging markets due to possible nationalization, expropriation, price controls and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into U.S. dollars or other currencies, or to take those dollars or other currencies out of those countries.

We rely on complex exemptions from statutes in conducting our asset management activities.

We regularly rely on exemptions from various requirements of the U.S. Securities Act of 1933, as amended, or the Securities Act, the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the U.S. Investment Company Act of 1940, as amended, or the Investment Company Act, the Commodity Exchange Act and the U.S. Employee Retirement Income Security Act of 1974, as amended, in conducting our asset management activities. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third party claims and our business could be materially and adversely affected. For example, the “bad actor” disqualification provisions of Rule 506 of Regulation D under the Securities Act ban an issuer from offering or selling securities pursuant to the safe harbor rule in Rule 506 if the issuer or any other “covered person” is the subject of a criminal, regulatory or court order or other “disqualifying event” under the rule which has not been waived. The definition of “covered person” includes an issuer’s directors, general partners, managing members and executive officers; affiliates who are also issuing securities in the offering; beneficial owners of 20% or more of the issuer’s outstanding equity securities; and promoters and persons compensated for soliciting investors in the offering. Accordingly, our ability to rely on Rule 506 to offer or sell securities would be impaired if we or any “covered person” is the subject of a disqualifying event under the rule and we are unable to obtain a waiver. The requirements imposed by our regulators are designed primarily to ensure the integrity of the financial markets and to protect investors in our investment funds and are not designed to protect the holders of our Class A common shares. Consequently, these regulations often serve to limit our activities and impose burdensome compliance requirements.

We are subject to increasing scrutiny from certain investors with respect to the societal and environmental impact of investments made by our funds, which may constrain capital deployment opportunities for our funds and adversely impact our ability to raise capital from such investors.

In recent years, certain investors, including public pension funds, have placed increasing importance on the negative impacts of investments made by the private equity and other funds to which they commit capital, including with respect to ESG matters. Certain investors have also demonstrated increased activism with respect to existing investments, including by urging asset managers to take certain actions that could adversely impact the value of an investment, or refrain from taking certain actions that could improve the value of an investment. At times, investors have conditioned future capital commitments on the taking or refraining from taking of such actions. Increased focus and activism related to ESG and similar matters may constrain our capital deployment opportunities, and the demands of certain investors, including public pension funds, may further limit the types of investments that are available to our funds. In addition, investors, including public pension funds, which represent an important portion of our funds’ investor bases, may decide to withdraw previously committed capital from our funds (where such withdrawal is permitted) or to not commit capital to future fundraises as a result of their assessment of our approach to and consideration of the social cost of investments made by our funds. To the extent our access to capital from investors, including public pension funds, is impaired, we may not be able to maintain or increase the size of our funds or raise sufficient capital for new funds, which may adversely impact our revenues.

In addition, ESG matters have been the subject of increased focus by certain regulators in the EU. For example, the European Commission has proposed legislative reforms, which include, without limitation: (a) Regulation 2019/2088 regarding the introduction of transparency and disclosure obligations for investors, funds and asset managers in relation to ESG factors, for which most rules are proposed to take effect beginning on March 10, 2021 and (b) a proposed regulation regarding the introduction of EU-wide taxonomy of environmentally sustainable activities, which is proposed to take effect in a staggered approach beginning on December 31, 2021. As a result of these legislative initiatives, we may be required to provide additional disclosure to investors in our funds with respect to ESG matters.

We are subject to substantial litigation risks and may face significant liabilities and damage to our professional reputation as a result of litigation allegations and negative publicity.

In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against the financial services industry in general have been increasing and are generally expected to continue to increase in the future. The investment decisions we make in our asset management business and the activities of our investment professionals on behalf of portfolio companies may subject the companies, funds and us to the risk of third party litigation arising from investor dissatisfaction with the performance of those investment funds, alleged conflicts of interest, the suitability or manner of distribution of our products, the activities of our funds’ portfolio companies, including labor, tax, criminal and environmental claims related thereto, as well as a variety of other litigation claims. The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations. From time to time we, our funds and our funds’ public portfolio companies may be subject to securities class action lawsuits by shareholders, as well as class action lawsuits that challenge our acquisition transactions and/or attempt to enjoin them.

In addition, to the extent investors in our investment funds suffer losses resulting from fraud, gross negligence, willful misconduct or other similar misconduct, investors may have remedies against us, our investment funds, our senior managing directors or our affiliates under the relevant securities laws. While the general partners and investment advisers to our investment funds, including their directors, officers, other employees and affiliates, are generally indemnified to the fullest extent permitted by law with respect to their conduct in connection with the management of the business and affairs of our investment funds, such indemnity does not extend to actions determined to have involved fraud, gross negligence, willful misconduct or other similar misconduct.

The activities of our capital markets services business may also subject us to the risk of liabilities to our clients and third parties, including our clients’ shareholders, under securities or other laws in connection with transactions in which we participate.

If any private lawsuits or regulatory actions were brought against us and resulted in a finding of substantial legal liability, it could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us, which could seriously harm our business. We depend to a large extent on our business relationships and our reputation for integrity and high-caliber professional services to attract and retain investors and to pursue investment opportunities for our funds. As a result, allegations of improper conduct by private litigants, regulators, or employees, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities, our lines of business or distribution channels, our workplace environment, or the private equity industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.

Further, disputes might arise in relation to the business activities of certain of our portfolio companies or the performance of the service providers thereunder. To the extent that any client of our portfolio companies or their service providers disagrees with us on the quality of the products or services, terms and conditions of the payment or other provisions of such services, we may face claims, disputes, litigations or other proceedings initiated by such clients against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. We could also face damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations.

We operate in jurisdictions that have a high risk of corruption and we are subject to anti-corruption, anti-bribery anti-money laundering and sanctions laws and regulations, including the Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and the Bribery Act 2010 of the United Kingdom, or the Bribery Act. Each of the Clean Company Act, the FCPA and the Bribery Act impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Violations of the anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm to us or to our portfolio companies.

Regulators may increase enforcement of these obligations, which may require us to adjust our compliance and anti-money laundering programs, including the procedures we use to verify the identity of our clients and to monitor our transactions. Regulators may reexamine the transaction volume thresholds at which we must obtain and keep applicable records, verify identities of customers, and report any change in such thresholds to the applicable regulatory authorities, which could result in increased costs in order to comply with these legal and regulatory requirements. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned products or services improvements, make it more difficult to obtain new clients and reduce the attractiveness of our products and services. As a result, allegations of improper conduct as well as negative publicity and press speculation about us or our portfolio companies, or the private equity industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.

Misconduct of our employees, consultants or subcontractors could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm. Fraud and other deceptive practices or other misconduct at our funds’ portfolio companies could similarly subject us to liability and reputational damage and also harm performance.

Our employees, consultants and subcontractors could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets managed by our asset management business. The violation of these obligations and standards by any of our employees, consultants and subcontractors would adversely affect our clients and us. Our business often requires that we deal with confidential matters of great significance to companies in which we may invest. If our employees, consultants and subcontractors were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships. Detecting or deterring employee misconduct is not always possible, and the extensive precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees, consultants and subcontractors were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

In recent years, regulatory authorities across various jurisdictions, such as Brazil the United States and the United Kingdom, among others, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act, FCPA and the Bribery Act. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the Clean Company Act, the FCPA, the U.K. anti-bribery laws or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our Class A common shares.

In addition, we may also be adversely affected if there is misconduct by personnel of portfolio companies in which our funds invest. For example, financial fraud or other deceptive practices at our funds’ portfolio companies, or failures by personnel at our funds’ portfolio companies to comply with anti-bribery, trade sanctions, anti-harassment or other legal and regulatory requirements, could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct and securities litigation, and could also cause significant reputational and business harm to us. Such misconduct may undermine our due diligence efforts with respect to such portfolio companies and could negatively affect the valuations of the investments by our funds in such portfolio companies. In addition, we may face an increased risk of such misconduct resulting from our emphasis in making investments in Latin America.

Poor performance of our investment funds would cause a decline in our revenue, income and cash flow, may obligate us to repay performance allocations previously paid to us, and could adversely affect our ability to raise capital for future investment funds.

In the event that any of our investment funds were to perform poorly, our revenue, income and cash flow would decline because the value of our assets under management would decrease, which would result in a reduction in management fees, and our investment returns would decrease, resulting in a reduction in the performance allocations and incentive fees we earn. Moreover, we could experience losses on our investments of our own principal as a result of poor investment performance by our investment funds. Furthermore, if, as a result of poor performance of later investments in a carry fund’s life, the fund does not achieve certain investment returns for the fund over its life, we will be obligated to repay the amount by which performance allocations that were previously distributed to us exceed the amount to which the relevant general partner is ultimately entitled.

Poor performance of our investment funds could make it more difficult for us to raise new capital. Investors in funds might decline to invest in future investment funds we raise and investors in hedge funds or other investment funds might withdraw their investments as a result of poor performance of the investment funds in which they are invested. Investors and potential investors in our funds continually assess our investment funds’ performance, and our ability to raise capital for existing and future investment funds and avoid excessive redemption levels will depend on our investment funds’ continued satisfactory performance. Accordingly, poor fund performance may deter future investment in our funds and thereby decrease the capital invested in our funds and ultimately, our management fee revenue. Alternatively, in the face of poor fund performance, investors could demand lower fees or fee concessions for existing or future funds which would likewise decrease our revenue.

Our asset management business depends in large part on our ability to raise capital from third party investors. A failure to raise capital from third party investors on attractive fee terms or at all, would impact our ability to collect management fees or deploy such capital into investments and potentially collect performance allocations, which would materially reduce our revenue and cash flow and adversely affect our financial condition.

Our ability to raise capital from third party investors depends on a number of factors, including certain factors that are outside our control. Certain factors, such as the performance of the stock market and the asset allocation rules or investment policies to which such third party investors are subject, could inhibit or restrict the ability of third party investors to make investments in our investment funds or the asset classes in which our investment funds invest. In addition, volatility in the valuations of investments, has in the past and may in the future affect our ability to raise capital from third party investors. To the extent periods of volatility are coupled with a lack of realizations from investors’ existing private equity, infrastructure, credit and real estate portfolios, such investors may be left with disproportionately outsized remaining commitments to a number of investment funds, which significantly limits such investors’ ability to make new commitments to third party managed investment funds such as those managed by us.

Our ability to raise new funds could similarly be hampered if the general appeal of private equity and other alternative investments were to decline. An investment in a limited partner interest in a private equity fund is more illiquid and the returns on such investment may be more volatile than an investment in securities for which there is a more active and transparent market. In periods of positive markets and low volatility, for example, investors may favor passive investment strategies such as index funds over our actively managed investment vehicles. Alternative investments could also fall into disfavor as a result of concerns about liquidity and short-term performance. Such concerns could be exhibited, in particular, by public pension funds, which have historically been among the largest investors in alternative assets. Many public pension funds are significantly underfunded and their funding problems have been, and may in the future be, exacerbated by economic downturn and/or governmental policies or measures. Concerns with liquidity could cause such public pension funds to reevaluate the appropriateness of alternative investments. Although a number of investors, including certain public pension funds, have increased their allocations to the alternative investments asset class in recent years, there is no assurance that this will continue or that our ability to raise capital from investors will not be hampered.

Moreover, certain institutional investors are demonstrating a preference to in-source their own investment professionals and to make direct investments in alternative assets without the assistance of private equity advisers like us. Such institutional investors may become our competitors and could cease to be our clients. As some existing investors cease or significantly curtail making commitments to alternative investment funds, we may need to identify and attract new investors in order to maintain or increase the size of our investment funds. There are no assurances that we can find or secure commitments from those new investors or that the fee terms of the commitments from such new investors will be consistent with the fees historically paid to us by our investors. If economic conditions were to deteriorate or if we are unable to find new investors, we might raise less than our desired amount for a given fund. Further, as we seek to expand into other asset classes, we may be unable to raise a sufficient amount of capital to adequately support such businesses. A failure to successfully raise capital could materially reduce our revenue and cash flow and adversely affect our financial condition.

In connection with raising new funds or making further investments in existing funds, we negotiate terms for such funds and investments with existing and potential investors. The outcome of such negotiations could result in our agreement to terms that are materially less favorable to us than for prior funds we have managed or funds managed by our competitors, including with respect to management fees, incentive fees and/or performance fees, which could have an adverse impact on our revenues. Such terms could also restrict our ability to raise investment funds with investment objectives or strategies that compete with existing funds, add additional expenses and obligations for us in managing the fund or increase our potential liabilities, all of which could ultimately reduce our revenues. In addition, certain institutional investors, including sovereign wealth funds and public pension funds, have demonstrated an increased preference for alternatives to the traditional investment fund structure, such as managed accounts, smaller funds and co-investment vehicles. There can be no assurance that such alternatives will be as profitable for us as the traditional investment fund structure, or as to the impact such a trend could have on the cost of our operations or profitability if we were to implement these alternative investment structures. In addition, certain institutional investors have publicly criticized certain fund fee and expense structures, including management fees and transaction and advisory fees. Although we have no obligation to modify any of our fees with respect to our existing funds, we may experience pressure to do so in our funds. For example, we have confronted and expect to continue to confront requests from a variety of investors and groups representing investors to decrease fees, which could result in a reduction in the fees and performance allocations and incentive fees we earn.

Interest rates on our and our portfolio companies’ outstanding financial instruments might be subject to change based on regulatory developments, which could adversely affect our revenue, expenses and the value of those financial instruments.

LIBOR and certain other floating rate benchmark indices, including, without limitation, the Euro Interbank Offered Rate, Tokyo Interbank Offered Rate, Hong Kong Interbank Offered Rate and Singapore Interbank Offered Rate (collectively, “IBORs”) are the subject of recent national, international and regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences which cannot be predicted. On July 27, 2017, the FCA, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021, but secured the voluntary agreement of the LIBOR panel banks to continue to submit LIBOR rates until that time. Other jurisdictions have also indicated they will implement reforms or phase-outs, which are currently scheduled to take effect at the end of calendar year 2021. A transition away from the widespread use of the various IBORs to alternative rates is expected to occur over the course of the next several years. However, there is a lack of clarity as to what methods of calculating a replacement benchmark will be established or adopted generally, or whether different industry bodies, such as the loan market and the derivatives market, will adopt the same methodologies. In addition, as part of the transition to a replacement benchmark, parties may seek to adjust the spreads relative to such benchmarks in underlying contractual arrangements. As a result, interest rates on financial instruments tied to IBOR rates, including those where we or our funds are exposed as lender or borrower, as well as the revenue and expenses associated with those financial instruments, may be adversely affected.

In addition, meaningful time and effort is required to transition to the use of new benchmark rates, including with respect to the negotiation and implementation of any necessary changes to existing contractual arrangements and the implementation of changes to our systems and processes. We are actively evaluating the operational and other impacts of such changes and managing transition efforts accordingly.

Certain policies and procedures implemented to mitigate potential conflicts of interest and address certain regulatory requirements may reduce the synergies across our various businesses.

Because of our various lines of asset management businesses, we may be subject to certain conflicts of interest and subject to greater regulatory oversight and more legal and contractual restrictions than that to which we would otherwise be subject if we had just one line of business. For example, we may cause funds that we manage in different lines of business to purchase different classes of securities in the same portfolio company, such as if one of our credit funds acquired a debt security issued by the same company in which one of our private equity funds owns common equity securities, or we may cause funds that we manage in different lines of business to purchase securities in the same portfolio company, such as if one of our constructivist equity funds acquired an equity security issued by the same company in which one of our private equity funds owns equity securities. A direct conflict of interest could arise between the debt holders and the equity holders or among funds that we manage in different lines of business, if such a company were to develop insolvency concerns, and we would have to carefully manage that conflict. To mitigate these conflicts and address regulatory, legal and contractual requirements across our various businesses, we have implemented certain policies and procedures (for example, information walls) that may reduce the positive synergies that we cultivate across these businesses for purposes of identifying and managing attractive investments. For example, we may come into possession of material non-public information with respect to issuers in which we may be considering making an investment or issuers in which our affiliates may hold an interest. As a consequence of such policies and procedures, we may be precluded from providing such information or other ideas to our other lines of business that might be of benefit to them.

Our failure to deal appropriately with conflicts of interest in our investment business could damage our reputation and adversely affect our businesses.

As we have expanded and as we continue to expand the number and scope of our businesses, we increasingly confront potential conflicts of interest relating to our funds’ investment activities. Investment manager conflicts of interest continue to be a significant area of focus for regulators and the media. Because of our size and the variety of businesses and investment strategies that we pursue, we may face a higher degree of scrutiny compared with investment managers that are smaller or focus on fewer asset classes. Certain of our funds may have overlapping investment objectives, including funds that have different fee structures and/or investment strategies that are more narrowly focused, and potential conflicts may arise with respect to allocation of investment opportunities among those funds to the extent the fund documents do not mandate a specific investment allocation. For example, we may allocate an investment opportunity that is appropriate for two or more investment funds in a manner that excludes one or more funds or results in a disproportionate allocation based on factors or criteria that we determine, such as sourcing of the transaction, specific nature of the investment or size and type of the investment, among other factors.

We may also decide to provide a co-investment opportunity to certain investors in lieu of allocating a piece of the investment to our funds. In addition, the challenge of allocating investment opportunities to certain funds may be exacerbated as we expand our business to include more lines of business, including more public vehicles. Allocating investment opportunities appropriately frequently involves significant and subjective judgments. The risk that fund investors could challenge allocation decisions as inconsistent with our obligations under applicable law, governing fund agreements or our own policies cannot be eliminated. In addition, the perception of non-compliance with such requirements or policies could harm our reputation with fund investors.

We may also cause different funds to invest in a single portfolio company, for example where the fund that made an initial investment no longer has capital available to invest. We may also cause different funds that we manage to purchase different classes of securities in the same portfolio company. A decision to acquire material non-public information about a company while pursuing an investment opportunity for a particular fund gives rise to a potential conflict of interest when it results in our having to restrict the ability of other funds to take any action. Our affiliates may be service providers or counterparties to our funds or portfolio companies and receive fees or other compensation for services that are not shared with our fund investors. In such instances, we may be incentivized to cause our funds or portfolio companies to purchase such services from our affiliates rather than an unaffiliated service provider despite the fact that a third party service provider could potentially provide higher quality services or offer them at a lower cost. In addition, conflicts of interest may exist in the valuation of our investments and regarding decisions about the allocation of specific investment and co-investment opportunities among us, our funds and our affiliates, as well as the allocation of fees and expenses among us, our funds and their portfolio companies, and our affiliates. Lastly, in certain, infrequent instances we may purchase an investment alongside one of our investment funds or sell an investment to one of our investment funds and conflicts may arise in respect of the allocation, pricing and timing of such investments and the ultimate disposition of such investments. A failure to appropriately deal with these, among other, conflicts, could negatively impact our reputation and ability to raise additional funds or result in potential litigation or regulatory action against us.

Conflicts of interest may arise in our allocation of co-investment opportunities.

Potential conflicts will arise with respect to our decisions regarding how to allocate co-investment opportunities among investors and the terms of any such co-investments. As a general matter, our allocation of co-investment opportunities is within our discretion and there can be no assurance that co-investment opportunities of any particular type or amount will become available to any of our investors. We may take into account a variety of factors and considerations we deem relevant in allocating co-investment opportunities, including, without limitation, whether a potential co-investor has expressed an interest in evaluating co-investment opportunities, our assessment of a potential co-investor’s ability to invest an amount of capital that fits the needs of the investment and our assessment of a potential co-investor’s ability to commit to a co-investment opportunity within the required timeframe of the particular transaction.

The investment advisers of our funds may have an incentive to provide potential co-investment opportunities to certain investors in lieu of others and/or in lieu of an allocation to our funds (including, for example, as part of an investor’s overall strategic relationship with us) if such allocations are expected to generate relatively greater fees or performance allocations to us than would arise if such co-investment opportunities were allocated otherwise.

Co-investment arrangements may be structured through one or more of our investment vehicles, and in such circumstances co-investors will generally bear the costs and expenses thereof (which may lead to conflicts of interest regarding the allocation of costs and expenses between such co-investors and investors in our funds). The terms of any such existing and future co-investment vehicles may differ materially, and in some instances may be more favorable to us, than the terms of certain of our funds or prior co-investment vehicles, and such different terms may create an incentive for us to allocate a greater or lesser percentage of an investment opportunity to such co-investment vehicles. There can be no assurance that any conflicts of interest will be resolved in favor of any particular investment funds or investors (including any applicable co-investors).

Valuation methodologies for certain assets in our funds can be subject to significant subjectivity and the fair value of assets established pursuant to such methodologies may never be realized, which could result in significant losses for our funds and the reduction of performance revenues.

Our investment funds make investments in illiquid investments or financial instruments for which there is little, if any, market activity. We determine the value of such investments and financial instruments based on the fair value of such investments. The fair value of such investments and financial instruments is generally determined using a primary methodology and corroborated by a secondary methodology. Methodologies are used on a consistent basis and described in the investment funds’ valuation policies.

The determination of fair value using these methodologies takes into consideration a range of factors including, but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance and financing transactions subsequent to the acquisition of the investment. These valuation methodologies involve a significant degree of management judgment. For example, as to investments that we share with another sponsor, we may apply a different valuation methodology than the other sponsor does or derive a different value than the other sponsor has derived on the same investment. These differences might cause some investors to question our valuations.

Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid investments, the fair values of such investments as reflected in an investment fund’s net asset value do not necessarily reflect the prices that would actually be obtained by us on behalf of the investment fund when such investments are realized. Realizations at values significantly lower than the values at which investments have been reflected in prior fund net asset values would result in reduced gains or losses for the applicable fund, a decline in certain asset management fees and the reduction in potential performance allocations and incentive fees. Changes in values of investments from quarter to quarter may result in volatility in our investment funds’ net asset value, our investment in, or fees from, those funds and the results of operations and cash flow that we report from period to period. Further, a situation where asset values turn out to be materially different than values reflected in prior fund net asset values could cause investors to lose confidence in us, which would in turn result in difficulty in raising additional funds or redemptions from our hedge funds.

We may use borrowings to finance our business, exposing us to risks.

We may use borrowings to finance our business operations in the future. Although we do not have any outstanding indebtedness as of the date of this prospectus, we may enter in the future into facility agreements, issue notes, or enter into other financing arrangements, each of which could result in higher costs. We may also issue equity, which would dilute existing shareholders. Further, we may choose to repay any future borrowings using cash on hand, cash provided by our continuing operations or cash from the sale of our assets, each of which could reduce the amount of cash available to facilitate the growth and expansion of our businesses and pay dividends to our shareholders and operating expenses and other obligations as they arise. In order to obtain any future borrowings, we depend on the willingness and ability of financial institutions such as global banks to extend credit to us on favorable terms, and on our ability to access the debt and equity capital markets, which can be volatile. There is no guarantee that such financial institutions will extend credit to us or that we will be able to access the capital markets to obtain borrowings.

The historical returns attributable to our funds should not be considered as indicative of the future results of our funds or of our future results or of any returns expected on an investment in Class A commons stock.

The historical and potential future returns of the investment funds that we manage are not directly linked to returns on our Class A common shares. Therefore, any continued positive performance of the investment funds that we manage will not necessarily result in positive returns on an investment in our Class A common shares. However, poor performance of the investment funds that we manage would cause a decline in our revenue from such investment funds, and would therefore have a negative effect on our performance and in all likelihood the returns on an investment in our Class A common shares.

Moreover, with respect to the historical returns of our investment funds:

•	we may create new funds in the future that reflect a different asset mix and different investment strategies, as well as a varied geographic and industry exposure as compared to our present funds, and any such new funds could have different returns from our existing or previous funds;

•	despite periods of volatility, market conditions have been largely favorable in recent years, which has helped to generate positive performance, particularly in our private equity, infrastructure, credit and real estate businesses, but there can be no assurance that such conditions will repeat or that our current or future investment funds will avail themselves of comparable market conditions;

•	the rates of returns of our carry funds reflect unrealized gains as of the applicable measurement date that may never be realized, which may adversely affect the ultimate value realized from those funds’ investments;

•	competition for investment opportunities resulting from, among other things, the increased amount of capital invested in alternative investment funds continues to increase;

•	our investment funds’ returns in some years benefited from investment opportunities and general market conditions that may not repeat themselves, our current or future investment funds might not be able to avail themselves of comparable investment opportunities or market conditions, and the circumstances under which our current or future funds may make future investments may differ significantly from those conditions prevailing in the past;

•	newly established funds may generate lower returns during the period in which they initially deploy their capital; and

•	the rates of return reflect our historical cost structure, which may vary in the future due to various factors elsewhere in this prospectus and other factors beyond our control, including changes in laws.

The future internal rate of return for any current or future fund may vary considerably from the historical internal rate of return generated by any particular fund, or for our funds as a whole. In addition, future returns will be affected by the applicable risks described elsewhere in prospectus, including risks of the industries and businesses in which a particular fund invests.

The due diligence process that we undertake in connection with investments by our investment funds may not reveal all facts and issues that may be relevant in connection with an investment.

When evaluating a potential business or asset for investment, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to such investment. When conducting due diligence, we may be required to evaluate important and complex issues, including but not limited to those related to business, financial, credit risk, tax, accounting, ESG, legal and regulatory and macroeconomic trends. With respect to ESG, the nature and scope of our diligence will vary based on the investment, but may include a review of, among other things: air and water pollution, diversity, employee health and safety, accounting standards and bribery and corruption. Outside consultants, legal advisers, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. The due diligence investigation that we will carry out with respect to any investment opportunity may not reveal or highlight all relevant facts (including fraud) or risks that may be necessary or helpful in evaluating such investment opportunity and we may not identify or foresee future developments that could have a material adverse effect on an investment, including, for example, potential factors, such as technological disruption of a specific company or asset, or an entire industry. Further, some matters covered by our diligence, such as ESG, are continuously evolving and we may not accurately or fully anticipate such evolution. In addition, when conducting due diligence on investments, including with respect to investments made by our funds, we rely on the resources available to us and information supplied by third parties, including information provided by the target of the investment. The information we receive from third parties may not be accurate or complete and therefore we may not have all the relevant facts and information necessary to properly assess and monitor our funds’ investment.

We expect to continue to make investments in companies that are based in Latin America, which may expose us to additional risks not typically associated with investing in companies that are based in the United States.

Our investment funds generally invest their assets in the equity, debt, loans or other securities of issuers located in Latin America, including in Brazil, Colombia, Chile and Argentina. Investments in non-U.S. securities involve certain factors not typically associated with investing in U.S. securities, including risks relating to:

•	currency exchange matters, including fluctuations in currency exchange rates and costs associated with conversion of investment principal and income from one currency into another;

•	less developed or efficient financial markets than in the United States, which may lead to potential price volatility and relative illiquidity;

•	the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation;

•	changes in laws or clarifications to existing laws that could impact our tax treaty positions, which could adversely impact the returns on our investments;

•	a less developed legal or regulatory environment, differences in the legal and regulatory environment or enhanced legal and regulatory compliance;

•	heightened exposure to corruption risk in non-U.S. markets;

•	political hostility to investments by foreign or private equity investors;

•	reliance on a more limited number of commodity inputs, service providers and/or distribution mechanisms;

•	higher rates of inflation;

•	higher transaction costs;

•	difficulty in enforcing contractual obligations;

•	fewer investor protections and less publicly available information in respect of companies in non-U.S. markets;

•	certain economic and political risks, including potential exchange control regulations and restrictions on non-U.S. investments and repatriation of profits on investments or of capital invested, the risks of political, economic or social instability, the possibility of expropriation or confiscatory taxation and adverse economic and political developments; and

•	the possible imposition of non-U.S. taxes or withholding on income and gains recognized with respect to such securities.

There can be no assurance that adverse developments with respect to such risks will not adversely affect our assets that are held in certain countries or the returns from these assets. See “—Inflation and government measures to curb inflation may adversely affect the economies and capital markets in some of the countries in where we operate, and as a result, harm our business and the trading price of our Class A common shares.”

Our asset management activities primarily involve investments in relatively high-risk, illiquid assets, and we may fail to realize any profits from these activities for a considerable period of time or lose some or all of our principal investments.

Our investment funds primarily invest in securities that are not publicly traded. In many cases, our investment funds may be prohibited by contract or by applicable securities laws from selling such securities for a period of time. Our investment funds will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration is available. The ability of many of our investment funds, particularly our private equity funds, to dispose of investments is heavily dependent on the public equity markets. For example, the ability to realize any value from an investment may depend upon the ability to complete an initial public offering of the portfolio company in which such investment is held. Even if the securities are publicly traded, large holdings of securities can often be disposed of only over a substantial length of time, exposing the investment returns to risks of downward movement in market prices during the intended disposition period. Moreover, because the investment strategy of many of our funds, particularly our private equity, infrastructure, credit and real estate funds, often entails our having representation on our funds’ public portfolio company boards, our funds may be restricted in their ability to effect such sales during certain time periods. Accordingly, under certain conditions, our investment funds may be forced to either sell securities at lower prices than they had expected to realize or defer – potentially for a considerable period of time – sales that they had planned to make. We have made and expect to continue to make significant principal investments in our current and future investment funds. Contributing capital to these investment funds is risky, and we may lose some or the entire principal amount of our investments.

We may pursue large or otherwise complex investments, which involve enhanced business, regulatory, legal, environmental and other risks.

A number of our funds, including our real estate, infrastructure, credit and private equity funds, have invested and intend to continue to invest in large transactions or transactions that otherwise have substantial business, regulatory or legal complexity. In addition, as we raise new funds, such funds’ mandates may include investing in such transactions. Such investments involve enhanced risks. For example, larger or otherwise complex transactions may be more difficult, expensive and time-consuming to finance and execute. In addition, managing or realizing value from such investments may be more difficult as a result of, among other things, a limited universe of potential acquirers. In addition, larger or otherwise complex transactions may entail a higher level of scrutiny by regulators, labor unions and other third parties, as well as a greater risk of unknown and/or contingent liabilities. Any of these factors could increase the risk that our larger or more complex investments could be less successful and in turn harm the performance of our funds.

Larger transactions may be structured as “consortium transactions” due to the size of the investment and the amount of capital required to be invested. A consortium transaction involves an equity investment in which two or more investors serve together or collectively as equity sponsors. We have historically participated in a significant number of consortium transactions due to the increased size of many of the transactions in which we have been involved. Consortium transactions generally entail a reduced level of control by us over the investment because governance rights must be shared with the other investors. Accordingly, we may not be able to control decisions relating to the investment, including decisions relating to the management and operation of the company and the timing and nature of any exit, which could result in the risks described in “—Our investment funds may make investments in companies that we do not control.” In addition, the consequences to our investment funds of an unsuccessful larger investment could be more severe given the size of the investment.

Our investment funds may make investments in companies that we do not control.

Investments by certain of our investment funds may include debt instruments and equity securities of companies that we do not control. Such investments will be subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests. In addition, to the extent we hold only a minority equity interest in a company, we may lack affirmative control rights, which may diminish our ability to influence the company’s affairs in a manner intended to enhance the value of our investment in the company, including with respect to the form and timing of an exit. If any of the foregoing were to occur, the values of investments by our investment funds could decrease and our financial condition, results of operations and cash flow could suffer as a result.

Our investments in prospective portfolio companies may be risky, and you could lose all or part of your investment.

We are guided in our strategic efforts by our investment focus, which is to acquire control or joint control equity investments in medium to large Latin American companies that require change. Overleveraged, distressed, underperforming or small regional or family-owned situations will also be considered. Such businesses will be subject to increased exposure to adverse economic factors such as a significant rise in local interest rates, a severe downturn in the relevant country’s economy or deterioration in the condition of such portfolio company or its industry. In the event that such portfolio company is unable to generate sufficient cash flow to meet principal and interest payments on its indebtedness, the value of our equity investment in such portfolio company could be significantly reduced or even eliminated. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns.

Generally, little public information exists about privately held companies, and we will be required to rely on the ability of our investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Also, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. These factors could affect our investment returns.

In addition, while it is not our intended investment focus, we may in the future purchase interests in companies that we do not control, including joint ventures and minority interests in such companies. Such purchases would be subject to risk we could not control.

Investments by our investment funds will in many cases rank junior to investments made by others.

In most cases, the companies in which our investment funds invest will have indebtedness or equity securities, or may be permitted to incur indebtedness or to issue equity securities, that rank senior to our investment. By their terms, such instruments may provide that their holders are entitled to receive payments of dividends, interest or principal on or before the dates on which payments are to be made in respect of our investment. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a company in which an investment is made, holders of securities ranking senior to our investment would typically be entitled to receive payment in full before distributions could be made in respect of our investment. After repaying senior security holders, the company may not have any remaining assets to use for repaying amounts owed in respect of our investment. To the extent that any assets remain, holders of claims that rank equally with our investment would be entitled to share on an equal and ratable basis in distributions that are made out of those assets. Also, during periods of financial distress or following an insolvency, the ability of our investment funds to influence a company’s affairs and to take actions to protect their investments may be substantially less than that of the senior creditors.

Investors in our open-ended funds may redeem their investments in these funds. In addition, the investment management agreements that may be offered by us related to separately managed accounts may permit the investor to terminate our management of such account on short notice. Lastly, investors in our other investment funds have the right to cause these investment funds to be dissolved. Any of these events would lead to a decrease in our revenues, which could be substantial.

Investors in certain of our open-ended funds, which currently only includes our CEF fund, may generally redeem their investments on an annual basis following the expiration of a specified period of time when capital may not be withdrawn, subject to the applicable fund’s specific redemption provisions. In a declining market, many open-ended funds, including some of our funds, may experience declines in value, and the pace of redemptions and consequent reduction in our assets under management could accelerate. Such declines in value may be both provoked and exacerbated by margin calls and forced selling of assets. To the extent appropriate and permissible under a fund’s constituent documents, we may limit or suspend redemptions during a redemption period, which may have a reputational impact on us. The decrease in revenues that would result from significant redemptions in our open-ended funds could have a material adverse effect on our business, revenues, net income and cash flows.

We currently manage a portion of investor assets through separately managed accounts whereby we may earn management and/or incentive fees, and we intend to continue to seek additional separately managed account mandates. The investment management agreements we enter into in connection with managing separately managed accounts on behalf of certain clients may be terminated by such clients.

The governing agreements of many of our investment funds provide that, subject to certain conditions, third party investors in those funds have the right to remove the general partner of the fund or to accelerate the termination date of the investment fund without cause by a specified percentage vote, resulting in a reduction in management fees we would earn from such investment funds and a significant reduction in the amounts of performance allocations and incentive fees from those funds. Performance allocations and incentive fees could be significantly reduced as a result of our inability to maximize the value of investments by an investment fund during the liquidation process or in the event of the triggering of a “clawback” obligation. In addition, the governing agreements of most of our investment funds, such as limited partnership agreements and private placement memoranda, provide that in the event certain “key persons” in our investment funds do not meet specified time commitments with regard to managing the fund, then investors in certain funds have the right to vote to terminate the investment period by a specified percentage vote in accordance with specified procedures, accelerate the withdrawal of their capital on an investor-by-investor basis, or the fund’s investment period will automatically terminate and a specified percentage vote of investors is required to restart it. In addition to having a significant negative impact on our revenue, net income and cash flow, the occurrence of such an event with respect to any of our investment funds would likely result in significant reputational damage to us.

Third party investors in our investment funds with commitment-based structures may not satisfy their contractual obligation to fund capital calls when requested by us, which could adversely affect a fund’s operations and performance.

Investors in all of our funds make capital commitments to those funds that we are entitled to call from those investors at any time during prescribed periods. We depend on investors fulfilling their commitments when we call capital from them in order for those funds to consummate investments and otherwise pay their obligations (for example, management fees) when due. A default by an investor may also limit a fund’s availability to incur borrowings and avail itself of what would otherwise have been available credit. We have not had investors fail to honor capital calls to any meaningful extent. Any investor that did not fund a capital call would generally be subject to several possible penalties, including having a significant amount of its existing investment forfeited in that fund. However, the impact of the forfeiture penalty is directly correlated to the amount of capital previously invested by the investor in the fund and if an investor has invested little or no capital, for instance early in the life of the fund, then the forfeiture penalty may not be as meaningful. Third party investors in private equity, infrastructure, credit and real estate funds typically use distributions from prior investments to meet future capital calls. In cases where valuations of investors’ existing investments fall and the pace of distributions slows, investors may be unable to make new commitments to third party managed investment funds such as those advised by us. If investors were to fail to satisfy a significant amount of capital calls for any particular fund or funds, the operation and performance of those funds could be materially and adversely affected.

Risk management activities may adversely affect the return on our funds’ investments.

When managing our exposure to market risks, we may (on our own behalf or on behalf of our funds) from time to time determine to use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates, currency exchange rates and commodity prices. We are exposed to fluctuations in foreign currency exchange rates and we may enter into derivatives transactions to manage our exposure to exchange rate risk from time to time. The success of any hedging or other derivative transactions generally will depend on our ability to correctly predict market changes, the degree of correlation between price movements of a derivative instrument, the position being hedged, the creditworthiness of the counterparty and other factors. As a result, while we may enter into a transaction in order to reduce our exposure to market risks, the transaction may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

While such hedging arrangements may reduce certain risks, such arrangements themselves may entail certain other risks. These arrangements may require the posting of cash collateral at a time when a fund has insufficient cash or illiquid assets such that the posting of the cash is either impossible or requires the sale of assets at prices that do not reflect their underlying value. Moreover, these hedging arrangements may generate significant transaction costs, including potential tax costs, that reduce the returns generated by a fund. Finally, regulatory agencies may in the future require certain foreign exchange products to be subject to mandatory clearing, which could increase the cost of entering into currency hedges.

Our infrastructure, private equity and real estate funds are subject to the risks inherent in the ownership and operation of infrastructure, private equity and real estate and the construction and development of infrastructure, private equity and real estate.

Investments in our infrastructure, private equity and real estate funds will be subject to the risks inherent in the ownership and operation of infrastructure, private equity and real estate and real estate-related businesses and assets, including the deterioration of infrastructure, private equity and real estate fundamentals. These risks include but are not limited to, those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in the average occupancy and room rates for hotel properties, operating income, the financial resources of tenants, changes in building, environmental, zoning and other laws, casualty or condemnation losses, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, changes in government regulations (such as rent control or operational licenses), changes in real property tax rates, changes in income tax rates, changes in interest rates, the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, changes to the taxation of business entities and the deductibility of corporate interest expense or other applicable tax exemptions or benefits, negative developments in the economy that depress travel activity, environmental liabilities, contingent liabilities on disposition of assets, acts of god, terrorist attacks, war and other factors that are beyond our control. In addition, if our infrastructure, private equity and real estate funds acquire direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, they will be subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals and licenses, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. In addition, our real estate funds may also make investments in real estate projects and/or otherwise participate in financing opportunities relating to residential real estate assets or portfolios thereof from time to time, which may be more highly susceptible to adverse changes in prevailing economic and/or market conditions and present additional risks relative to the ownership and operation of commercial infrastructure, private equity or real estate assets.

Certain of our investment funds may invest in securities of companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Such investments are subject to a greater risk of poor performance or loss.

Certain of our investment funds may invest in business enterprises involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions and may purchase high-risk receivables. An investment in such business enterprises entails the risk that the transaction in which such business enterprise is involved either will be unsuccessful, will take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the fund of the security or other financial instrument in respect of which such distribution is received. In addition, if an anticipated transaction does not in fact occur, the fund may be required to sell its investment at a loss. Investments in troubled companies may also be adversely affected by Brazilian laws relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and a bankruptcy court’s discretionary power to disallow, subordinate or disenfranchise particular claims. Investments in securities and private claims of troubled companies made in connection with an attempt to influence a restructuring proposal or plan of reorganization in a bankruptcy case may also involve substantial litigation. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies, there is a potential risk of loss by a fund of its entire investment in such company. Moreover, a major economic recession could have a materially adverse impact on the value of such securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of securities rated below investment grade or otherwise adversely affect our reputation.

Investments in infrastructure, private equity, real estate and certain other assets may expose us to increased environmental liabilities that are inherent in the ownership of real assets.

Ownership of real assets in our funds or vehicles may increase our risk of civil liability under environmental laws that impose, regardless of fault, joint and several liability for the cost of remediating contamination and compensation for damages. In addition, changes in environmental laws or regulations or the environmental condition of an investment may create liabilities that did not exist at the time of acquisition. Even in cases where we are indemnified by a seller against liabilities arising out of violations of environmental laws and regulations, there can be no assurance as to the financial viability of the seller to satisfy such indemnities or our ability to achieve enforcement of such indemnities.

This civil strict liability regime – that seeks recovery of environmental damage – is distinguished from administrative and criminal liabilities, which requires identification of willful misconduct or fault and can result in sanctions by issuance of notices of violation by environmental agencies or conviction for environmental crime, briefly explained as follow. This means certain of our portfolio companies are subject to various federal, state and municipal laws and regulations relating to the protection of environment, including pollution, disposal of materials and chemical substances, protected areas, contamination of soil and groundwater, among other impacts to the environment. These laws and regulations are enforced by various governmental authorities.

Non-compliance with those laws and regulations may subject the violator to administrative and criminal sanctions, in addition to the obligation to repair or to pay damages caused to the environment and third parties. In this regard, we may be liable for violations by third parties hired to dispose of the waste of certain of our portfolio companies. Moreover, pursuant to Brazilian environmental laws and regulations, the piercing of the corporate veil of a company may occur in order to ensure enough financial resources for the recovery of damages caused against the environment under the civil liability regime.

Our investments in infrastructure assets may expose us to increased risks that are inherent in the ownership of real assets.

Investments in infrastructure assets may expose us to increased risks that are inherent in the ownership of real estate assets, such as:

•	Ownership of infrastructure assets may present risk of liability for personal and property injury or impose significant operating challenges and costs with respect to, for example, compliance with zoning, environmental or other applicable laws;

•	Infrastructure asset investments may face development and construction risks including, without limitation: (a) labor disputes, shortages of material and skilled labor, or work stoppages, (b) slower than projected construction progress and the unavailability or late delivery of necessary equipment, (c) less than optimal coordination with public utilities in the relocation of their facilities, (d) adverse weather conditions and unexpected construction conditions, (e) accidents or the breakdown or failure of construction equipment or processes; (f) catastrophic events such as explosions, fires, terrorist activities and other similar events; and (g) delays in the issuance of the licenses and approvals needed for the development of the infrastructure. These risks could result in substantial unanticipated delays or expenses (which may exceed expected or forecasted budgets) and, under certain circumstances, could prevent completion of construction activities once undertaken. Certain infrastructure asset investments may remain in development or construction phases for a prolonged period and, accordingly, may not be cash generative for a prolonged period. Recourse against the contractor may be subject to liability caps or may be subject to default or insolvency on the part of the contractor. Investments under development or investments acquired to be developed may receive little or no cash flow from the date of acquisition through the date of completion of development and may experience operating deficits after the date of completion. Market conditions may change during the course of construction that make such development less attractive than at the time it was commenced. In addition, there are risks inherent in the construction work that may give rise to claims or demands against a fund’s portfolio company. When completing an acquisition or making an investment in a project to be developed, value may be ascribed to infrastructure projects that do not achieve successful implementation, potentially resulting in a lower than expected internal rate of return over the life of the investment or in a total loss of the capital invested in such infrastructure project;

•	The operation of infrastructure assets is exposed to potential unplanned interruptions caused by significant catastrophic or force majeure events. These risks could, among other effects, adversely impact the cash flows available from investments in infrastructure assets, cause personal injury or loss of life, damage property, or instigate disruptions of service. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged service interruptions may result in permanent loss of customers, litigation, or penalties for regulatory or contractual non-compliance. Force majeure events that are incapable of, or too costly to, cure may also have a permanent adverse effect on an investment;

•	The management of the business or operations of an infrastructure asset may be contracted to a third party management company unaffiliated with us. Although it would be possible to replace any such operator, the failure of such operator to adequately perform its duties or to act in ways that are in our best interest, or the breach by an operator of applicable agreements or laws, rules and regulations, could have an adverse effect on the investment’s financial condition or results of operations. Infrastructure investments may involve the subcontracting of design and construction activities in respect of projects, and as a result our investments are subject to the risks that contractual provisions passing liabilities to a subcontractor could be ineffective, the subcontractor fails to perform services which it has agreed to perform and the subcontractor becomes insolvent; and

•	Infrastructure projects may have a substantial environmental impact. Land acquisition is often a significant issue when building a new project. Community and environmental groups may raise protests, which may be successful in attracting publicity and persuading governments to take action. Infrastructure projects may attract strong opposition from environmental groups for allegedly generating greater levels of air or water pollution, poor visual impact, effects on local population, flora and fauna etc. Further, there can be no guarantee that all costs and risks regarding compliance with environmental laws and regulations can be identified. Standards are set by these laws and regulations regarding certain aspects of health and environmental quality, and they provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, joint and several obligations to remediate and rehabilitate current and former facilities and locations where operations are, or were, conducted or where materials were disposed of. New and more stringent environmental and health and safety laws, regulations and permit requirements or stricter interpretations of current laws or regulations could (i) impose substantial additional costs on potential infrastructure investments, (ii) create liabilities which did not exist at the time of an acquisition and that could not have been foreseen and (iii) otherwise place a fund investment at a competitive disadvantage compared to alternative forms of infrastructure. Required expenditures for environmental compliance have adversely impacted investment returns in a number of segments of the infrastructure industry. Certain industries will continue to face considerable oversight from environmental regulatory authorities and significant influence from non-governmental organizations and special interest groups. Compliance with such current or future environmental requirements does not ensure that the operations of certain invested companies will not cause injury to the environment or to people under all circumstances. Moreover, failure to comply with any such requirements could have a material adverse effect on a fund investment, and there can be no assurance that certain fund investments will at all times comply with all applicable environmental laws, regulations and permit requirements. Past practices or future operations of certain fund investments could also result in material personal injury or property damage claims. Any noncompliance with these laws and regulations could subject the infrastructure funds and their properties to material penalties or other liabilities. In addition, infrastructure funds may be exposed to substantial risk of loss from environmental claims arising from certain of their investments involving undisclosed or unknown environmental, health or other related matters.

Infrastructure investments often involve an ongoing commitment to a municipal, state, federal or foreign government or regulatory agencies. The nature of these obligations expose us to a higher level of regulatory control than typically imposed on other businesses and may require us to rely on complex government licenses, concessions, leases or contracts, which may be difficult to obtain or maintain. Delay in obtaining or failure to obtain and maintain in full force and effect any regulatory approvals, or amendments thereto, or delay or failure to satisfy any regulatory conditions or other applicable requirements could prevent operation of a facility or sales to third parties or could result in additional costs to our infrastructure portfolio companies. Infrastructure investments may require operators to manage such investments and such operators’ failure to comply with laws, including prohibitions against bribing of government officials, may adversely affect the value of such investments and cause us serious reputational and legal harm. Revenues for such investments may rely on contractual agreements for the provision of services with a limited number of counterparties, and are consequently subject to counterparty default risk. The operations and cash flow of infrastructure investments are also more sensitive to inflation and, in certain cases, commodity price risk. Furthermore, services provided by infrastructure investments may be subject to rate regulations by government entities that determine or limit prices that may be charged. Similarly, users of applicable services or government entities in response to such users may react negatively to any adjustments in rates and thus reduce the profitability of such infrastructure investments.

Investments by our funds in the power and energy industries may involve various operational, construction, regulatory and market risks.

The development, operation and maintenance of power and energy generation facilities involves many risks, including, as applicable, labor issues, start-up risks, breakdown or failure of facilities, lack of sufficient capital to maintain the facilities and the dependence on a specific fuel source. Power and energy generation facilities in which our funds invest are also subject to risks associated with volatility in the price of fuel sources and the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output, efficiency or reliability. The occurrence of any such items could result in lost revenues and/or increased expenses. In turn, such developments could impair a portfolio company’s ability to repay its debt or conduct its operations. We may also choose or be required to decommission a power generation facility or other asset. The decommissioning process could be protracted and result in the incurrence of significant financial and/or regulatory obligations or other uncertainties.

Our power and energy sector portfolio companies may also face construction risks typical for power generation and related infrastructure businesses. Such developments could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of construction activities once undertaken. Delays in the completion of any power project may result in lost revenues or increased expenses, including higher operation and maintenance costs related to such portfolio company.

The power and energy sectors are the subject of substantial and complex laws, rules and regulation by various federal and state regulatory agencies. Failure to comply with applicable laws, rules and regulations could result in the prevention of operation of certain facilities or the prevention of the sale of such a facility to a third party, as well as the loss of certain rate authority, refund liability, penalties and other remedies, all of which could result in additional costs to a portfolio company and adversely affect the investment results. Any governmental policy changes encouraging or discouraging resource extraction could have the effect of changing energy prices, which could have a negative impact on certain of our investments. In addition, in recent years, there has been an increased focus by investors and other market participants on energy sustainability and increased activism, including through divestment of existing investments, with respect to sustainability-focused investing by asset managers, which could have a negative impact on our ability to exit certain of our energy investments or adversely affect the expected returns of new investment opportunities.

Our businesses that invest in the energy industry also may focus on investments in businesses involved in oil and gas exploration and development, which can be a speculative business involving a high degree of risk, including: (1) the use of new technologies; (2) reliance on estimates of oil and gas reserves in the evaluation of available geological, geophysical, engineering and economic data for each reservoir; and (3) encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents in completing wells and otherwise, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, fires, spills and other environmental risks.

In addition, the performance of the investments made by our credit and equity funds in the energy and natural resources markets are also subject to a high degree of market risk, as such investments are likely to be directly or indirectly substantially dependent upon prevailing prices of oil, natural gas and other commodities. Oil and natural gas prices are subject to wide fluctuation in response to factors beyond the control of us or our funds’ portfolio companies, including relatively minor changes in the supply and demand for oil and natural gas, market uncertainty, the level of consumer product demand, weather conditions, climate initiatives, governmental regulation, the price and availability of alternative fuels, political and economic conditions in oil producing countries, supply of such commodities and overall domestic and foreign economic conditions. These factors make it difficult to predict future commodity price movements with any certainty.

Certain of our portfolio companies in the power and energy industries may enter into power purchase agreements (“PPAs”). Payments by power purchasers to our portfolio companies pursuant to their respective PPAs may provide the majority of such companies’ cash flows. There can be no assurance that any or all of the power purchasers will fulfil their obligations under their PPAs or that a power purchaser will not become bankrupt or that upon any such bankruptcy its obligations under its respective PPA will not be rejected by a bankruptcy trustee. The failure of a power purchaser to fulfil its obligations under any PPA or the termination of any PPA may have a material adverse effect on the investment of any of our funds in a project that has such PPAs as the major provider of cash flows for that investment.

Finally, certain investments by our funds in the power and energy industries may be particularly sensitive to weather and climate conditions. For example, solar power generators rely on the frequency and intensity of sunlight, wind turbines rely on the frequency and intensity of the wind, and companies focused on biomass rely on the production of crops, which can be adversely affected by droughts and other weather conditions.

The financial projections of our funds’ portfolio companies as well as our own projections could prove inaccurate.

The capital structure of a fund’s portfolio company is generally set up at the time of the fund’s investment in the portfolio company based on, among other factors, financial projects prepared by the portfolio company’s management. These projected operating results will normally be based primarily on judgments of the management of the portfolio companies, which are also used as a basis for our own financial projections. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed. General economic conditions, which are not predictable, along with other factors may cause actual performance to fall short of such the financial projections. Because of the leverage we typically employ in our investments, this could cause a substantial decrease in the value of our equity holdings in the portfolio company. The inaccuracy of financial projections could thus cause our funds’ performance as well as our own overall performance to fall short of our expectations.

Contingent liabilities could harm fund performance.

We may cause our funds to acquire an investment that is subject to contingent liabilities. Such contingent liabilities could be unknown to us at the time of acquisition or, if they are known to us, we may not accurately assess or protect against the risks that they present. Acquired contingent liabilities could thus result in unforeseen losses for our funds. In addition, in connection with the disposition of an investment in a portfolio company, a fund may be required to make representations about the business and financial affairs of such portfolio company typical of those made in connection with the sale of a business. A fund may also be required to indemnify the purchasers of such investment to the extent that any such representations are inaccurate. These arrangements may result in the incurrence of contingent liabilities by a fund, even after the disposition of an investment. Accordingly, the inaccuracy of representations and warranties made by a fund could harm such fund’s performance.

Our funds may be forced to dispose of investments at a disadvantageous time.

Our funds may make investments of which they do not advantageously dispose of prior to the date the applicable fund is dissolved, either by expiration of such fund’s term or otherwise. Although we generally expect that our funds will dispose of investments prior to dissolution or that investments will be suitable for in-kind distribution at dissolution, we may not be able to do so. The general partners of our funds have only a limited ability to extend the term of the fund with the consent of fund investors or the advisory board of the fund, as applicable, and therefore, we may be required to sell, distribute or otherwise dispose of investments at a disadvantageous time prior to dissolution. This would result in a lower than expected return on the investments and, perhaps, on the fund itself.

We are subject to risks in using prime brokers, custodians, counterparties, administrators and other agents.

Many of our funds depend on the services of prime brokers, custodians, counterparties, administrators, financial institutions and other agents to carry out certain financial, securities and derivatives transactions. The terms of these contracts are often customized and complex, and many of these arrangements occur in markets or relate to products that are not subject to regulatory oversight.

Our funds are subject to the risk that the counterparty to one or more of these contracts defaults, either voluntarily or involuntarily, on its performance under the contract. Any such default may occur suddenly and without notice to us. Moreover, if a counterparty defaults, we may be unable to take action to cover our exposure, either because we lack contractual recourse or because market conditions make it difficult to take effective action. This inability could occur in times of market stress, which is when defaults are most likely to occur.

In addition, our risk management process may not accurately anticipate the impact of market stress or counterparty financial condition, and as a result, we may not have taken sufficient action to reduce our risks effectively. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large participant could lead to significant liquidity problems for other participants, which may in turn expose us to significant losses.

Although we have risk management processes to ensure that we are not exposed to a single counterparty for significant periods of time, given the large number and size of our funds, we often have large positions with a single counterparty. For example, certain of our funds have credit lines. If the lender under one or more of those credit lines were to become insolvent, we may have difficulty replacing the credit line and one or more of our funds may face liquidity problems.

In the event of a counterparty default, particularly a default by a major investment bank or a default by a counterparty to a significant number of our contracts, one or more of our funds may have outstanding trades that they cannot settle or are delayed in settling. As a result, these funds could incur material losses and the resulting market impact of a major counterparty default could harm our businesses, results of operation and financial condition.

In the event of the insolvency of a prime broker, custodian, counterparty or any other party that is holding assets of our funds as collateral, our funds might not be able to recover equivalent assets in full as they will rank among the prime broker’s, custodian’s or counterparty’s unsecured creditors in relation to the assets held as collateral. In addition, our funds’ cash held with a prime broker, custodian or counterparty generally will not be segregated from the prime broker’s, custodian’s or counterparty’s own cash, and our funds may therefore rank as unsecured creditors in relation thereto.

The counterparty risks that we face have increased in complexity and magnitude as a result of disruption in the financial markets in recent years. For example, in certain areas the number of counterparties we face has increased and may continue to increase, which may result in increased complexity and monitoring costs. Conversely, in certain other areas, the consolidation and elimination of counterparties has increased our concentration of counterparty risk and decreased the universe of potential counterparties, and our funds are generally not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. In addition, counterparties have in the past and may in the future react to market volatility by tightening underwriting standards and increasing margin requirements for all categories of financing, which may decrease the overall amount of leverage available and increase the costs of borrowing. See “—Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. The possibility of increased regulatory focus could result in additional burdens on our business.”

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that the Company will not be deemed to be an investment company under the Investment Company Act. Rule 3a-1 under the Investment Company Act generally provides that an entity will not be deemed to be an “investment company” for purposes of the Investment Company Act if: (a) it does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (b) consolidating the entity’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity.

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the first sentence of the preceding paragraph. Furthermore, the Company’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of (i) property, plant and equipment, (ii) fee receivables for services rendered, (iii) intangible assets that are not securities (iv) goodwill, and (v) other assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating the Company’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of the Company and securities issued by qualifying companies that are controlled primarily by the Company. Accordingly, we do not believe the Company is an inadvertent investment company by virtue of the 45% test in Rule 3a-1 under the Investment Company Act as described in clause (b) in the first sentence of the preceding paragraph. In addition, we believe the Company is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

However, our subsidiaries have a significant number of investment securities, and we expect to make investments in other investment securities from time to time. We monitor these holdings regularly to confirm our continued compliance with the assets and income test described above. The need to comply with this test may cause us to restrict our business and subsidiaries with respect to the assets in which we can invest and/or the types of securities we may issue, sell investment securities, including on unfavorable terms, acquire assets or businesses that could change the nature of our business or potentially take other actions that may be viewed as adverse to the holders of our Class A common stock, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we might lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of your Class A common shares and our ability to pay dividends in respect of our Class A common shares.

We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such deficiencies (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the years ended December 31, 2019 and 2018, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2019 and 2018. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to insufficient accounting resources specialized in IFRS and processes necessary to comply with the reporting and compliance requirements of IFRS and the U.S. Securities and Exchange Commission, or the SEC. We identified control deficiencies related to the financial reporting closing process, including (i) definition of the functional currency, (ii) presentation of the statement of cash flows, (iii) evaluation, accounting and disclosure of complex accounting matters, and (iv) lack of a control matrix on main account balances and journal entries as will be required in subsequent periods as described below. Such deficiencies, when considered in the aggregate, would be considered a material weakness.

We have adopted a remediation plan with respect to the material weaknesses identified above which include hiring accounting personnel specialized in IFRS in our corporate accounting team, the implementation of new processes and procedures in our financial reporting closing process in order to provide additional levels of review by IFRS experienced personnel, implementation of new software solutions, training for staff, and enhanced corporate accounting policies and establishing a control matrix.

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management will not be required to assess or report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2020. We are only required to provide such a report for the fiscal year ending December 31, 2021. In addition, until we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may not be until after five full fiscal years following the date of this offering, our independent registered public accounting firm is not required to attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

Certain Factors Relating to Latin America

Governments have a high degree of influence in Brazil and the other economies in which we operate. The effects of this influence and political and economic conditions in Brazil and Latin America could harm us and the trading price of our Class A common shares.

Governments in many of the markets in which we currently, or may in the future, operate, frequently exercise significant influence over their respective economies and occasionally makes significant changes in policy and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies governments may take in the future. We and the market price of our securities may be harmed by changes in government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the relevant economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws and related interpretations by tax authorities;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	the regulatory framework governing the financial services industry;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	commodity prices;

•	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic;

•	changes in demographics; and

•	other political, diplomatic, social and economic developments in or affecting Latin America.

Uncertainty over whether Brazil and other Latin American governments will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Latin America, such as increased tax uncertainty regarding the tax authorities’ interpretations of applicable tax laws and exemptions, which may have an adverse effect on our activities and consequently our operating results, and may also adversely affect the trading price of our Class A common shares.

In addition, recent economic and political instability in Brazil in general has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “—The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations, may harm us and the price of our Class A common shares” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Factors Affecting our Results of Operations—Latin American Macroeconomic Environment.”

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economy of Brazil and the other countries in which we operate and the trading price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil and Latin America is influenced by political, economic and market conditions in the region and, to varying degrees, market conditions in other emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil and Latin America may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital, in addition to significant uncertainty results from the current COVID-19 pandemic. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Latin America and resulted in considerable outflows of funds from Latin American countries, decreasing the amount of foreign investments in the region.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil and Latin America, such as our Class A common shares. For example, in 2019, political and social unrest in Latin American countries, including Ecuador, Chile, Bolivia and Colombia sparked political demonstrations and, in some instances, violence. In October 2019, presidential elections were held in Bolivia, Uruguay and Argentina. Controversial outcomes in Bolivia and Uruguay led to violent protests and claims of fraudulent elections in Bolivia and a runoff election in Uruguay. Similarly, Chile experienced political unrest and social strife, including a wave of protests and riots, beginning on October 18, 2019, sparked by an increase in the subway fare of the Santiago Metro and widened to reflect anger over living costs and inequality. In June 2016, the United Kingdom held a referendum in which the majority voted for the United Kingdom to leave the European Union (so called “Brexit”), and the British government will continue to negotiate the terms of its withdrawal. The exit officially occurred on January 31, 2020. Brexit has created significant economic uncertainty in the UK and in Europe, the Middle East, and Asia. In addition, the terms of Brexit, once negotiated, could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause us to lose investors, investment opportunities and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the trading price of our Class A common shares.

The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations, may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil have contributed to a decline in market confidence in the Brazilian economy. Various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest of such investigations, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future. A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties, for which funds were unaccounted or not publicly disclosed. These funds were also allegedly directed toward the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of the companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

It is expected that the current Brazilian federal government may propose the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2020 and following years, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. In addition, the Brazilian government is incurring significant levels of debt to finance measures to combat the COVID-19 pandemic which is expected to increase the Brazilian budget deficit. Any such new policies or changes to current policies, including measures to combat the COVID-19 pandemic, may have a material adverse impact on our business, results of operations, financial condition and prospects.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, results of operations and the trading price of our Class A common shares.

Inflation and government measures to curb inflation may adversely affect the economies and capital markets in some of the countries in where we operate, and as a result, harm our business and the trading price of our Class A common shares.

In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate, particularly Argentina and Brazil, and the ability of their governments to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty and heightened volatility in the capital markets. As part of these measures, governments have at times maintained a restrictive monetary policy and high interest rates that has limited the availability of credit and economic growth.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Brazilian inflation rates were 1.3% for the nine months ended September 30, 2020 and 4.3%, 3.7% and 2.9% for the years ended as of December 31, 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically relating to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25%, on December 31, 2015, to 4.50% on December 31, 2019. This rate is set by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária), or COPOM. On February 7, 2018, the Monetary Policy Committee reduced the base interest rate (Sistema Especial de Liquidação e Custódia, or SELIC rate) to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The Monetary Policy Committee reconfirmed the SELIC rate of 6.50% on May 16, 2018 and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate was 6.50%. The Monetary Policy Committee reconfirmed the SELIC rate of 6.50% on February 6, 2019, but reduced the SELIC rate to 6.00% on August 1, 2019, further reduced the rate to 5.00% on October 30, 2019 and further reduced the rate to 4.50% on December 12, 2019. On February 5, 2020, the Monetary Policy Committee reduced the SELIC rate to 4.25%, on March 18, 2020, further reduced the rate to 3.75%, on May 6, 2020, further reduced the rate to 3.00%, on June 17, 2020, further reduced the rate to 2.25% and on August 5, 2020, further reduced the rate to 2.00%. As of November 23, 2020, the SELIC rate was 2.00%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our funds and their portfolio companies indebtedness. Any change in interest rates, in particular any volatile swings, can adversely affect our growth, results of operations and financial condition, as well as our funds and their portfolio companies.

In addition, as of July 1, 2018, Argentina is considered highly inflationary under U.S. GAAP. Although inflation rates in certain of the other countries in which we operate have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our products and services as well as those of our portfolio companies’ businesses. Inflation is also likely to increase some costs and expenses of our portfolio companies’ businesses, which they may not be able to fully pass on to customers and could adversely affect our operating margins and operating income.

Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Class A common shares.

Our functional currency is the U.S. dollar. The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2014, the real depreciated by 11.8% against the U.S. dollar, while in 2015 it further depreciated by 32%. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.259 per US$1.00 on December 31, 2016, an appreciation of 16.5% against the rate of R$3.905 per US$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.874 per US$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar during 2019. As of November 20, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.351 per US$1.00, a depreciation of 32.7% of the real since December 31, 2019 due primarily to the impact of the COVID-19 pandemic on the Brazilian economy. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, and affect our business, results of operations and profitability.

We are subject to significant foreign currency exchange controls and currency devaluation in certain countries in which we operate.

Certain Latin American economies have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may increase our costs and limit our ability to convert local currency into U.S. dollars and transfer funds out of certain countries, including for the purchase of dollar-denominated inputs, the payment of dividends or the payment of interest or principal on our outstanding debt. In the event that any of our subsidiaries are unable to transfer funds to us due to currency restrictions, we are responsible for any resulting shortfall.

Since September 2019, the current Argentine government has tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, the Central Bank of Argentina implemented regulations requiring its prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly, reaching a value of approximately 72% above the official exchange rate as of April 27, 2020. The implementation of the above-mentioned measures could impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine portfolio companies are required to make outside Argentina. As a result, if we are prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected. In addition, the continuing devaluation of the Argentine peso since the end of 2015 has led to higher inflation levels, has significantly reduced competitiveness, real wages and consumption and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency. Further currency devaluations in any of the countries in which we operate could have a material adverse effect on our results of operations and financial condition.

Certain of our portfolio companies may face restrictions and penalties, and may be subject to proceedings, under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection laws, referred to collectively as the Brazilian Consumer Protection Code (Código de Defesa do Consumidor), or the Consumer Protection Code. These laws apply only to instances where there is a supplier, on the one part, the supply of a product or provision of a service under the contract and an end-user, on the other part. If the person or entity acquires supplies that will be used in its manufacturing process, it should not be considered “end-user” of the respective inputs. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations.

These penalties are often levied by the Brazilian Consumer Protection Authorities (Órgãos de Proteção e Defesa do Consumidor), or PROCONs – local consumer bodies, which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (Secretaria Nacional do Consumidor). Should the consumer protection agencies identify a violation of the Consumer Protection Code, said authorities could impose the penalties set forth in section 56 of the Consumer Protection Code (the most common is a fine that varies from R$800.00 up to R$9.5 million, depending on the size of the company, the advantage obtained as result of the practice and the seriousness of the infraction). Consumers may also file civil lawsuits seeking compensation for damages. Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or TAC.

Brazilian public prosecutors may also commence investigations of alleged violations of consumer rights and require companies to enter into TACs. Companies that violate TACs face potential enforcement proceedings and other potential penalties such as fines, as set forth in the relevant TAC. Brazilian public prosecutors may also file public civil actions against companies who violate consumer rights or competition rules, seeking strict adherence to the consumer protection laws and compensation for any damages to consumers. In certain cases, certain of our funds or portfolio companies may also face investigations and/or sanctions by the Brazilian Federal Antitrust Agency (Conselho Administrativo de Defesa Econômica), in the event our business practices are found to affect the competitiveness of the markets in which we operate.

In addition, certain of our funds and portfolio companies may also be subject to legal proceedings by current and/or former consumers alleging breaches of rights granted by the Consumer Protection Code. Even if unsuccessful, these claims may cause negative publicity, entail substantial expenses and divert the time and attention of our management or the management of certain of our portfolio companies, materially adversely affecting our results of operations and financial condition.

We are subject to review by taxing authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

Our activities require the use of estimates and interpretations of complex tax laws and regulations and are subject to review by taxing authorities. We and funds managed by us are subject to the income and investment tax laws of Brazil and the other jurisdictions in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental taxing authorities, leading to disputes which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In making investment decisions or in establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws. If the judgment, estimates and assumptions we use in making our investment decisions or in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on us. The interpretations of Brazilian taxing authorities and the other jurisdictions in which we operate are unpredictable and frequently involve litigation, which introduces further uncertainty and risk as to tax expense.

Infrastructure and workforce deficiency in Latin America may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Latin American economy, especially in Brazil. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.1% in both 2017 and 2018. In 2019, Brazilian GDP grew by 1.1% and in the six months ended June 30, 2020, Brazilian GDP contracted by 5.9% compared to the corresponding period in 2019. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may disrupt our business and the markets in which we operate. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

The COVID-19 pandemic is expected to have a negative impact on global, regional and national economies, and we would be materially adversely affected by a protracted economic downturn.

The current COVID-19 pandemic is expected to have a negative impact on global, regional and national economies and to disrupt supply chains and otherwise reduce international trade and business activity. Reflecting this, the COVID-19 pandemic has already caused, since February 2020, the levels of equity and other financial markets to decline sharply and to become volatile, and such effects may continue or worsen in the future. This may in turn further impact the stock market and private equity markets in Brazil and elsewhere in Latin America, which are directly related to a substantial proportion of our operations, given that changes in fair value of the related assets and liabilities are recognized in our income statement. The market declines and volatility could negatively impact the value of such financial instruments causing us to incur losses as well as result in the postponement or cancellation of several mergers and acquisitions thereby reducing our fees, among others. The economic slowdown and market downturn could also negatively impact our portfolio companies and investment vehicles performance through lower demand for their products or services and higher than expected losses, potentially leading our investors to redirect investments away from us and to more traditional financial institutions, as well as reduced management fees from our asset management businesses, which are required to meet certain criteria to earn performance fees. The current COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets. While it is too early for us to predict the impacts on our business or our financial targets that the expanding pandemic, and the governmental responses to it, may have, we would be materially adversely affected by a protracted downturn in local, regional or global economic conditions.

Certain Factors Relating to Our Class A Common Shares and the Offering

There is no existing market for our common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A common shares. If an active trading market does not develop, you may have difficulty selling any of our Class A common shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq, or otherwise or how liquid that market might become. The initial public offering price for the Class A common shares will be determined by negotiations between us, the selling shareholder and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

•	technological innovations by us or competitors;

•	the failure of financial analysts to cover our Class A common shares after this offering or changes in financial estimates by analysts;

•	actual or anticipated variations in our operating results;

•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. For example, in March 2020, the New York Stock Exchange halted trading on a number of occasions given fluctuations in the market. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

Patria Holdings will own all of our issued and outstanding Class B common shares, which represent approximately        % of the voting power of our issued share capital following the offering, and will control all matters requiring shareholder approval. Patria Holdings’ ownership and voting power limits your ability to influence corporate matters.

Immediately following this offering, Patria Holdings will control our company and will not hold any of our Class A common shares, but will beneficially own         % of our issued share capital (or         % if the underwriters’ option to purchase additional Class A common shares is exercised in full) through its beneficial ownership of all of our issued and outstanding Class B common shares, and consequently,       % of the combined voting power of our issued share capital (or       % if the underwriters’ option to purchase additional Class A common shares is exercised in full). Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares we are offering in this offering, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, Patria Holdings will control the outcome of all decisions at our shareholders’ meetings, and will be able to elect a majority of the members of our board of directors. Patria Holdings will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Patria Holdings may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. Patria Holdings’ decisions on these matters may be contrary to your expectations or preferences, and Patria Holdings may take actions that could be contrary to your interests. Patria Holdings will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Principal and Selling Shareholders.”

So long as Patria Holdings continues to beneficially own a sufficient number of Class B common shares, even if Patria Holdings beneficially owns significantly less than 50% of our issued and outstanding share capital, Patria Holdings will be able to effectively control our decisions. For example, if our Class B common shares amounted to       % of our issued and outstanding common shares, Patria Holdings would collectively control       % of the voting power of our issued and outstanding common shares. If Patria Holdings sells or transfers any of its Class B common shares, such shares will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if Patria Holdings sells or transfers them means that Patria Holdings will in many situations continue to control a majority of the combined voting power of our issued and outstanding share capital, due to the voting rights of any Class B common shares that it retains. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Description of Share Capital.”

Upon the listing of our common shares on the Nasdaq, we will be a “controlled company” within the meaning of the rules of the Nasdaq corporate governance rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Immediately after the completion of this offering, Patria Holdings will beneficially own all of our Class B common shares, representing              % of the voting power of our outstanding share capital (or Class B common shares representing              % of the voting power of our outstanding share capital if the underwriters exercise their option to purchase additional Class A common shares in full). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we do not expect a majority of the directors on our board will be independent upon the closing of this offering. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.

We have granted the holder of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Memorandum and Articles of Association, the holder of our Class B common shares, Patria Holdings, is entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain its proportional ownership interests, which will be approximately          % of our outstanding shares, respectively, immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares. The exercise by the holder of our Class B common shares of their preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information see “Description of Share Capital—Preemptive or Similar Rights.”

Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market after this offering (including Class A common shares created upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Following the completion of this offering, we will have outstanding Class A common shares and Class B common shares (or Class A common shares and Class B common shares, if the underwriters exercise in full their option to purchase additional shares). Subject to the lock-up agreements described below, the Class A common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our existing shareholders or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If our controlling shareholders, the affiliated entities controlled by them or their permitted transferees were to sell a large number of Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell or dispose of any shares in our share capital or securities convertible into or exchangeable or exercisable for any shares in our share capital during the 180-day period following the date of this prospectus. Our directors, executive officers and our existing shareholders have agreed to substantially similar lock-up provisions. However,                         may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Underwriting,” including the right for our company to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Sales of a substantial number of our Class A common shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these lock-up periods, could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

Our ability to pay dividends is subject to our results of operations, distributable reserves and solvency requirements; we are not required to pay dividends on our Class A common shares and holders of our Class A common shares have no recourse if dividends are not paid.

Any determination to pay dividends in the future will be made at the discretion of our board of directors (or by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting) and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. We are not required to pay dividends on our Class A common shares, and holders of our Class A common shares have no recourse if dividends are not declared. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our Class A common shares may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions that may be imposed under the terms of the agreements governing our funds and their portfolio companies indebtedness. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Dividends and Dividend Policy,” “Description of Share Capital—Dividends and Capitalization of Profits.”

Requirements associated with being a public company in the United States will require significant company resources and management attention.

This offering will have a significant transformative effect on us. Our business historically has operated as a privately owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded Class A common shares. We will also incur costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased directors’ and officers’ insurance, investor relations, and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board.

The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue-producing activities to management and administrative oversight, information disclosure, financial reporting and controls and corporate governance, which may adversely affect our ability to attract and complete business opportunities and may increase the difficulty in both retaining professionals and managing and growing our businesses. The ability to attract, recruit, develop and retain qualified employees and continue to strengthen our existing infrastructure and systems is critical to our success and growth. Any of these effects could harm our business, prospects, financial condition and results of operations.

In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business.

Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our share price.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of common shares from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and has temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our shares. These policies are new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class structure of our share capital has the effect of concentrating voting control with Patria Holdings; this will limit or preclude your ability to influence corporate matters.

Each Class A common share, which are the shares being sold in this offering, will entitle its holder to one vote per share, and each Class B common share will entitle its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the ten-to-one voting ratio between our Class B and Class A common shares, Patria Holdings, the beneficial owner of all of our Class B common shares will continue to control the voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

In addition, our Articles of Association provide that at any time when there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Patria (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Patria pursuant to our Articles of Association).

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term.

In light of the above provisions relating to the issuance of additional Class B common shares, the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; as well as the ten-to-one voting ratio of our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Description of Share Capital—Voting Rights.”

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)	directors should not properly fetter the exercise of future discretion;

(iv)	duty to exercise powers fairly as between different sections of shareholders;

(v)	duty to exercise independent judgment; and

(vi)	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests.

With respect to the duty of directors to avoid conflicts of interest, our Articles of Association have modified the obligation mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Our Articles of Association restrict shareholders from bringing legal action against our officers and directors.

Our Articles of Association contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. Subject to Section 14 of the Securities Act, which renders void any purported waiver of the provisions of the Securities Act, the waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any dishonesty, willful default or fraud on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

New investors in our Class A common shares will experience immediate and substantial book-value dilution after this offering.

The initial public offering price of our Class A common shares will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common shares immediately after the offering. Based on an assumed initial public offering price of US$         per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of September 30, 2020, if you purchase our common shares in this offering you will pay more for your shares than the amounts paid by our existing shareholder for its shares and you will suffer immediate dilution of approximately US$         per share in pro forma net tangible book value. As a result of this dilution, investors purchasing shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution.”

We may need to raise additional capital in the future by issuing securities, use our Class A common shares as acquisition consideration, or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also use our Class A common shares as acquisition consideration or enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any capital raising through the issuance of shares or securities convertible into or exchangeable for shares, the use of our Class A common shares as acquisition consideration, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our shares or result in a decrease in the market price of our Class A common shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. See “Use of Proceeds.”

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB, (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700.0 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the trading price of our Class A common shares may be more volatile.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.

Section 5605 of the Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place by way of a scheme of arrangement. This may make it more difficult for you to assess the value of any consideration you may receive in a such a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

We have anti-takeover provisions in our Articles of Association that may discourage a change of control.

Our Articles of Association contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors. These provisions provide for:

•	the ability of our board of directors to determine the powers, preferences and rights of preference shares and to cause us to issue the preference shares without shareholder approval; and

•	a two-class common share structure, as a result of which Patria Holdings generally will be able to control the outcome of all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

These provisions could make it more difficult for a third-party to acquire us, even if the third-party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their Class A common shares. See “Description of Share Capital” for a discussion of these provisions.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

We have been advised by our Cayman Islands Legal counsel, Maple and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, to the extent that the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais. The exchange rate in force at the time may not offer non-Brazilian investors full compensation for any claim arising from our obligations.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date (i) of actual payment, (ii) on which such judgment is rendered, or (iii) on which collection or enforcement proceedings are started against us, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholder structure and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•	have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this prospectus;

•	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;

•	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and

•	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

The Cayman Islands Economic Substance Law may affect our operations.

The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Law (2020 Revision), or the Cayman Economic Substance Law. We are required to comply with the Cayman Economic Substance Law. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Law. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Law will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Law. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Law.

The Cayman Islands Tax Information Authority shall impose a penalty of CI$10,000 (or US$12,500) on a relevant entity for failing to satisfy the economic substance test or CI$100,000 (or US$125,000) if it is not satisfied in the subsequent financial year after the initial notice of failure. Following failure after two consecutive years the Grand Court of the Cayman Islands may make an order requiring the relevant entity to take specified action to satisfy the economic substance test or ordering it that it is defunct or be struck off.

Presentation of Financial and Other Information

All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “real,” “reais,” “Brazilian real,” “Brazilian reais,” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

Financial Statements

Patria, the company whose Class A common shares are being offered in this prospectus, was incorporated in Bermuda on July 6, 2007 as a limited liability exempted company and changed the jurisdiction of its incorporation to the Cayman Islands on October 12, 2020, registering by way of continuation as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies.

We maintain our books and records in U.S. dollars, the presentation currency for our financial statements and also our functional currency. See note 2(b) to our audited consolidated financial statements (as defined below), included elsewhere in this prospectus, for more information about our and our subsidiaries functional currency. We prepare our annual consolidated financial statements in accordance with IFRS, as issued by the IASB and our unaudited condensed consolidated interim financial statements in accordance with IAS 34, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the nine months ended September 30, 2020 and the years ended December 31, 2019 and 2018 is stated in U.S. dollars, our reporting currency. The consolidated financial information of Patria contained in this prospectus is derived from its unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2020 and 2019, and its audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” “our audited consolidated financial statements,” and “our unaudited condensed consolidated interim financial statements” are to Patria consolidated financial statements included elsewhere in this prospectus.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2019,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

After accounting for the new Class A common shares that will be issued and sold by us in this offering, we will have a total of                                common shares issued and outstanding immediately following this offering,                      of these shares will be Class B common shares beneficially owned by Patria Holdings and an aggregate of                         of these shares will be Class A common shares beneficially owned by investors purchasing in this offering and Blackstone (taken together). See “Principal and Selling Shareholders.”

Special Note Regarding Non-GAAP Financial Measures

This prospectus presents our Fee Related Earnings, Distributable Earnings, and EBITDA information. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure.

Fee Related Earnings

Fee Related Earnings, or FRE, is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and M&A and monitoring fees, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, net financial income/(expenses), and other income/(expenses), adjusted for the impacts of the Officers’ Fund – long-term benefit plan. FRE includes base compensation (salaries and wages) in fixed amounts and variable compensation in the form of discretionary cash bonuses, which are awarded based on each individual's performance upon consideration of a number of qualitative and quantitative factors (comparing actual individual performance in influencing such factors with prior and anticipated performance), but which are not directly based upon revenues. Accordingly, there are no specific revenue amounts that relate to compensation components included in FRE. Incentive fees are realized performance-based fees coming from perpetual capital funds (i.e. open-ended funds) when the returns from such funds surpass the relevant benchmark for such fund, and are included in FRE because they represent a source of revenues that are measured and received on a recurring basis and are not dependent on realization events from the underlying investments within perpetual capital funds, although the amount of incentive fees may fluctuate based on the performance of perpetual capital funds relative to the relevant benchmark.

The table below presents more information on our FRE:

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	2020	2019	Change	2019	2018	Change
	(in US$ millions)

Revenue from management fees	83.2	78.1	5.1	104.9	104.1	0.8
Revenue from incentive fees (1)	0.1	12.9	(12.8)	18.1	—	18.1
Revenue from M&A and monitoring fees	2.3	0.7	1.6	1.0	5.0	(4.0)
Taxes on revenue – management fees	(2.0)	(2.2)	0.2	(2.9)	(2.7)	(0.2)
Taxes on revenue – incentive fees	—	(1.4)	1.4	(2.1)	—	(2.1)
Taxes on revenue – M&A and monitoring fees	(0.3)	(0.1)	(0.2)	(0.1)	(0.7)	0.6

Personnel expenses(2)	(21.6)	(29.7)	8.1	(36.9)	(35.2)	(1.7)
Officers’ Fund – long-term benefit plan	(0.1)	(0.6)	0.5	(1.0)	0.5	(1.5)
Amortization of placement agents and rebate fees	(1.7)	(1.7)	—	(2.3)	(2.3)	—
Administrative expenses	(8.8)	(9.9)	1.1	(15.7)	(17.9)	2.2

Other income/(expenses)	0.1	0.1	—	0.1	—	0.1
Net financial income/(expense)	—	0.1	(0.1)	(0.2)	—	(0.2)

Fee Related Earnings (FRE)	51.2	46.3	4.9	62.9	50.8	12.1

(1)	Prior to 2019, we had no perpetual capital funds within our platform and therefore we did not receive incentive fees in 2018. In 2019, we converted our initial Constructivist Equity Fund (CEF) to a perpetual capital structure, creating our first perpetual capital fund strategy. In 2019, our CEF’s return over the benchmark was higher than expected as a result of the performance of its invested companies, surpassing the Ibovespa by 63.2 p.p. (from February 28, 2019 to December 31, 2019), with a gross compounded annualized return in Brazilian reais of 98.7%. In addition, our CEF outperformed the Ibovespa benchmark in previous years, and the past accumulated incentive fee revenue was recognized in 2019, when the fund structure was changed to perpetual. Consequently, we received an outsized incentive fee amount during such year. In the future, we expect to receive incentive fees semi-annually once required hurdles for each perpetual capital fund that we manage are reached.

(2)	Personnel expenses consist of (i) fixed compensation costs comprised of salaries and wages, (ii) variable compensation costs comprised of partners’ compensation, rewards and bonuses and employee profit sharing, (iii) social security contribution and payroll taxes and (iv) other short and long-term benefits.

We believe FRE is useful to investors because it provides additional insight into the operating profitability of our business and our ability to cover direct base compensation and operating expenses from total fee revenues. FRE is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of income before income tax. See “Summary Financial and other Information—Non-GAAP Financial Measures and Reconciliations—Fee Related Earnings (FRE)” for our reconciliation of FRE.

Distributable Earnings

Distributable Earnings, or DE, is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, less payments related to the financing of acquisition of contractual rights. DE is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of net income. See “Summary Financial and other Information—Non-GAAP Financial Measures and Reconciliations—Distributable Earnings (DE)” for our reconciliation of DE. The following table presents more information on our DE:

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	2020	2019	Change	2019	2018	Change
	(in US$ millions)

Revenue from management fees	83.2	78.1	5.1	104.9	104.1	0.8
Revenue from incentive fees	0.1	12.9	(12.8)	18.1	—	18.1
Revenue from M&A and monitoring fees	2.3	0.7	1.6	1.0	5.0	(4.0)
Taxes on revenue – management fees	(2.0)	(2.2)	0.2	(2.9)	(2.7)	(0.2)
Taxes on revenue – incentive fees	—	(1.4)	1.4	(2.1)	—	(2.1)
Taxes on revenue – M&A and monitoring fees	(0.3)	(0.1)	(0.2)	(0.1)	(0.7)	0.6

Personnel expenses	(21.6)	(29.7)	8.1	(36.9)	(35.2)	(1.7)
Officers’ Fund – long-term benefit plan	(0.1)	(0.6)	0.5	(1.0)	0.5	(1.5)
Amortization of placement agents and rebate fees	(1.7)	(1.7)	—	(2.3)	(2.3)	—
Administrative expenses	(8.8)	(9.9)	1.1	(15.7)	(17.9)	2.2

Other income/(expenses)	0.1	0.1	—	0.1	—	0.1
Net financial income/(expense)	—	0.1	(0.1)	(0.2)	—	(0.2)

Fee Related Earnings (FRE)	51.2	46.3	4.9	62.9	50.8	12.1

Revenue from performance fees	—	—	—	4.8	—	4.8
Taxes on revenue – performance fees	—	—	—	(0.5)	—	(0.5)
Current income tax expense	(0.8)	(2.2)	1.4	(3.8)	(1.2)	(2.6)
Payment related to financing of acquisition of contractual rights	—	(5.0)	5.0	(5.0)	(10.0)	5.0

Distributable Earnings (DE)	50.4	39.1	11.3	58.4	39.6	18.8

EBITDA

We calculate our EBITDA the same way we reconcile it, as our net income less net financial income/(expenses), depreciation and amortization and taxes. By monitoring and controlling our EBITDA, we can measure our performance and use it to make operating decisions. EBITDA as presented in this prospectus is a supplemental measure of our performance that is neither required by, nor presented in accordance with, IFRS. EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to net (loss) income, operating income or any other performance measures derived in accordance with IFRS or as an alternative to cash flows from operating activities as a measure of our liquidity. Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. EBITDA is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of net income. See “Summary Financial and other Information—Non-GAAP Financial Measures and Reconciliations—EBITDA” for our reconciliation of EBITDA.

FRE, DE and EBITDA are measures of profitability and have certain limitations in that they do not take into account certain items included under IFRS. Such measures may not be comparable to similarly titled measures used by other companies and is not a measure of performance calculated in accordance with IFRS. FRE, DE and EBITDA should not be considered in isolation or as a substitute for net income or other income data prepared in accordance with IFRS. The use of such measures without consideration of related IFRS measures is not adequate due to the adjustments described above. Our management compensates for these limitations by using FRE, DE and EBITDA as supplemental measures to IFRS results, to provide a more complete understanding of our performance as management measures it. A reconciliation of FRE, DE and EBITDA to their respective most directly comparable IFRS measure of income (loss) before income tax provision can be found in “Summary Financial and Other Information—Non-GAAP Financial Measures and Reconciliations.”

Certain Terms Used in this Prospectus as KPIs to Measure Operating Performance

Assets Under Management, or AUM, refers to the total capital funds managed by us plus the investments directly made by others in the invested companies when offered by us as co-investments. In general lines, our AUM equals the sum of (i) net asset value, or NAV for each one of the funds and co-investments; and (ii) unfunded capital, which is the difference between committed and called capital. NAV equals to the total assets minus total liabilities. Committed capital corresponds to the amount which investors have agreed to contribute to an investment fund. Called capital corresponds to the portion of the committed capital called by the fund to make investments or cover expenses, such as management fees.

Our AUM measure includes Assets Under Management for which we charge either nominal or zero fees and indicates the size of our business and products. Our definition of AUM is not based on any definition of Assets Under Management contained in our operating agreement or in any of our fund management agreements. Given the differences in the investment strategies and structures among other alternative investment managers, our calculation of AUM may differ from the calculations employed by other investment managers and, as a result, this measure may not be directly comparable to similar measures presented by other investment managers. We believe this measure is useful to stockholders as it provides additional insight into our capital raising activities and the growth of the Company itself, as it illustrates the evolution of our business in terms of size, or assets under management, products, by allowing us to see the AUM by product, and ability to generate revenues.

FEAUM means our Fee Earning AUM and is measured as the total capital managed by us on which we derive management fees at a given time. Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement.

Performance Revenue Eligible AUM means the portion of our AUM on which performance fees or incentive fees could be earned if certain targets are met. All funds for which we are entitled to receive a performance fee allocation or incentive fee allocation are included in Performance Revenue Eligible AUM.

Our non-realized performance fee means the current total expectation of cash inflow from performance fee related to our operational funds by the end of each period. In other words, the total non-realized performance fee balance at a given date represents the amount Patria would receive as performance fee if we could divest all of our invested companies at their marks/valuations at the same given date.

Market Share and Other Information

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain financial services industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and financial services industry publications. We obtained the information included in this prospectus relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the financial services industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or CVM, the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the Brazilian Power Research Company (Empresa de Pesquisa Energetica), the Brazilian Association of Food Industries (Associação Brasileira da Indústria de Alimentos), the Bank for International Settlements, DERA/SEC, the Center for Advanced Studies on Applied Economics (Centro de Estudos Avançados em Economia Aplicada), or CEPEA, the Luiz de Queiroz Agriculture College (Escola Superior de Agricultura Luiz de Queiroz), or ESALQ, the Federal Reserve, the International Monetary Fund, the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados), or SUSEP, the Organization for Economic Co-operation and Development, or OECD, the World Bank, as well as private sources, such as the Alternative Credit Council, the Brazilian stock exchange (B3 S.A. – Brasil, Bolsa, Balcão), or B3, Bain & Company, Boston Consulting Group, or BCG, Brian & Company, CAIA Association, Cambridge Associates, Campden Wealth, the Economist Intelligence Unit, or EIU, Ernst & Young, or EY, the Financial Times newspaper, Greenhill, Hamilton Lane, ILOS – Logistics and Supply Chain Specialists, KPMG, McKinsey, Morningstar, Morgan Stanley, Oliver Wyman, Platforum research, Preqin, PricewaterhouseCoopers, or PwC, Reuters, The Bertelsmann Stiftung’s Transformation Index, or BTI, the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or ABVCAP, the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA, the Brazilian Association of Pension Funds (Associação Brasileira das Entidades Fechadas de Previdência Complementar), or ABRAPP, the Brazilian Economic Institute of Fundação Getulio Vargas (Instituto Brasileiro de Economia da Fundação Getulio Vargas), or FGV/IBRE, among others.

Market data used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. All of management’s estimates presented are based on industry sources, including analyst reports and management’s knowledge. We also relied, to the extent available, upon management’s review of independent industry surveys and publications prepared by a number of sources and other publicly available information. We are responsible for all of the disclosure in this prospectus and we believe that each of the publications, studies and surveys used throughout this prospectus are prepared by reputable sources and are generally reliable, though we have not independently verified market and industry data from third-party sources. None of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. We have not sought or obtained the consent of any of these sources to include such market data in this prospectus. All of the market data used in this prospectus involves a number of assumptions and limitations and therefore is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•	the impact of the COVID-19 outbreak on general economic and business conditions in Brazil, Latin America and globally and any restrictive measures imposed by governmental authorities in response to the outbreak;

•	our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition;

•	general economic, financial, political, demographic and business conditions in Latin America, as well as any other macroeconomic factors in the countries we may serve in the future and their impact on our business;

•	fluctuations in exchange rates, interest and inflation in Latin America and any other countries we may serve in the future;

•	our ability to find suitable assets for investment;

•	our ability to manage operations at our current size or manage growth effectively;

•	our ability to successfully expand in Latin America and other new markets;

•	the fact that we will rely on our operating subsidiaries to provide us with distributions to fund our operating activities, which could be limited by law, regulation or otherwise;

•	our ability to arrange financing and maintain sufficient levels of cash flow to implement our expansion plan;

•	our ability to adapt to technological changes in the financial services sector;

•	the availability of qualified personnel and the ability to retain such personnel;

•	our capitalization and our funds’ and portfolio companies’ level of indebtedness;

•	the interests of our controlling shareholders;

•	changes in the laws and regulations applicable to the private investment market in Brazil and in the other countries we operate;

•	risk associated with our Brazilian operations and our international operations;

•	our ability to compete and conduct our business in the future;

•	changes in our businesses;

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•	our ability to effectively market and maintain a positive brand image;

•	the availability and effective operation of management information systems and other technology;

•	our ability to comply with applicable cybersecurity, privacy and data protection laws and regulations;

•	changes in client demands and preferences and technological advances, and our ability to innovate to respond to such changes;

•	our ability to attract and maintain the services of our senior management and key employees;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Use of Proceeds

We estimate that the net proceeds from our issuance and sale of                 shares of our Class A common shares in this offering will be approximately US$                    (or US$                  million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from the primary portion of this offering to:

Use of Proceeds	Estimated Percentage of Net Proceeds	Estimated Net Amount(1)
		Assuming no exercise of the underwriters’ option to purchase additional shares	Assuming full exercise of the underwriters’ option to purchase additional shares
	(in percentage)	(in US$ million)
Fund capital commitments to existing and new funds	40%
Fund the expansion of our operations through acquisitions of asset managers and investment managers in Latin America	40%
General corporate purposes	20%
Total	100%

(1)	Assuming an initial public offering price of US$ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share would increase (decrease) the net proceeds to us from this offering by approximately US$                  , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately US$                  million, assuming the assumed initial public offering price stays the same.

While we constantly seek for investment opportunities, we are not committed to making any specific investment or acquisitions at this time. Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including but not limited to short-term, investment-grade, interest-bearing instruments and U.S. government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.

We will not receive any proceeds from the sale of shares by the selling shareholder.

Dividends and Dividend Policy

The payment of dividends in the future will be within the discretion of our board of directors at such times. Accordingly, if we decide to pay dividends, the form, frequency and the amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. See “Risk Factors—Certain Factors Relating to Our Class A Common Shares and the Offering—Our ability to pay dividends is subject to our results of operations, distributable reserves and solvency requirements; we are not required to pay dividends on our Class A common shares and holders of our Class A common shares have no recourse if dividends are not paid.” For further information on dividends, see “Description of Share Capital—Dividends and Capitalization of Profits.”

In the nine months ended September 30, 2020 and in the years ended December 31, 2019 and 2018, dividends paid to our shareholders were US$39.5 million, US$46.9 million and US$38.0 million, respectively.

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Law and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Taxation—Cayman Islands Tax Considerations.”

Any dividends we declare on our common shares will be in respect of our Class A and Class B common shares, and will be distributed such that a holder of one of our Class B common shares will receive the same amount of the dividends that are received by a holder of one of our Class A common shares. We will not declare any dividend with respect to the Class A common shares without declaring a dividend on the Class B common shares, and vice versa.

We are a holding company and have no material assets other than our direct and indirect ownership of our operating subsidiaries. If we were to distribute a dividend at some point in the future, we would cause the operating subsidiaries to make distributions to us in an amount sufficient to cover any such dividends to the extent permitted by our subsidiaries’ financing agreements, if any.

Capitalization

The table below sets forth our total capitalization (defined as long-term debt and total equity) as of September 30, 2020, as follows:

•	on an actual basis; and

•	as adjusted to give effect to the issuance and sale by Patria of the Class A common shares in this offering, and the receipt of approximately US$ million in estimated net proceeds, considering an offering price of US$ per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional shares and placement of all offered Class A common shares).

Investors should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, with the sections of this prospectus entitled “Selected Financial and Other Information,” with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with other financial information contained in this prospectus.

	As of September 30, 2020
	Actual	As adjusted for this offering(1)
	(in US$ millions)
Long-term debt	—
Total equity(2)	90,113
Total capitalization(2)(3)	90,113

(1)	As adjusted to give effect to the issuance and sale by Patria of the Class A common shares in this offering, and the receipt of approximately US$ million in estimated net proceeds, considering an offering price of US$ per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional shares and placement of all offered Class A common shares).

(2)	It includes non-controlling interest and represents the total equity available to the Company. Each US$1.00 increase (decrease) in the offering price per Class A common share would increase (decrease) our total capitalization and shareholders’ equity by US$ million.

(3)	Total capitalization consists of long-term debt plus total equity.

Dilution

Prior to the consummation of this offering, Patria Holdings and Blackstone will hold all of our issued and outstanding shares.

As of September 30, 2020, Patria had a net tangible book value of US$66.4 million, corresponding to a net tangible book value of US$0.07 per share. Net tangible book value represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by 1,000,000, the total number of Patria shares outstanding as of September 30, 2020.

After giving effect to the sale of the Class A common shares offered by us in this offering, and considering an offering price of US$                per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated as of September 30, 2020 would have been approximately US$            million, representing US$                   per share. This represents an immediate increase in net tangible book value of US$             per share to the existing shareholder and an immediate dilution in net tangible book value of US$               per share to new investors purchasing Class A common shares in this offering. Dilution for this purpose represents the difference between the price per Class A common shares paid by these purchasers and net tangible book value per Class A common share immediately after the completion of this offering.

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share and the pro forma net tangible book value per Class A common share after accounting for the issuance and sale of new common shares in this offering.

Because the Class A common shares and Class B common shares of Patria have the same dividend and other rights, except for voting, preemption and conversion rights, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A common shares in this offering.

Net tangible book value per share as of September 30, 2020	US$
Increase in net tangible book value per share attributable to existing shareholders	US$
Pro forma net tangible book value per share after this offering	US$
Dilution per Class A common share to new investors	US$
Percentage of dilution in net tangible book value per Class A common share for new investors	%

The actual offering price per Class A common share is not based on the pro forma net tangible book value of our common shares, but will be established based through a book building process.

The following table summarizes, on the same pro forma as adjusted basis as of September 30, 2020, the number of common shares acquired from us, the total cash consideration paid and the average price per common share paid to us by our existing shareholders and by new investors purchasing Class A common shares in this offering. As the table shows, new investors purchasing shares in this offering will pay an average price per common share substantially higher than our existing shareholders paid. This information is based on the assumed initial public offering price of US$          per Class A common share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

	Common Shares Purchased			Total Consideration
	Class A	Class B	Percentage of total common shares	Amount	Percentage	Average Price per Common Share
				(in US$ millions)		(in US$)
Existing shareholders			%		%
New investors			%		%
Total			%		%

If the underwriters were to fully exercise the underwriters’ option to purchase                  additional Class A common shares, the percentage of our common shares held by existing shareholders who are directors, officers or affiliated persons would be        % and the percentage of our common shares held by new investors would be        %.

Each US$1.00 increase (decrease) in the offering price per Class A common share, respectively, would increase (decrease) the net tangible book value after this offering by US$           per Class A common share and the dilution to investors in the offering by US$            per Class A common share.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common shares are made, there will be further dilution to new investors. See “Management—Long-Term Incentive Plan.”

Selected Financial and Other Information

The following tables set forth, for the periods and as of the dates indicated, our selected financial and operating data. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

The selected statements of financial position as of September 30, 2020 and the statements of income for the nine months ended September 30, 2020 and 2019 have been derived from the unaudited condensed consolidated interim financial statements of Patria included elsewhere in this prospectus, prepared in accordance with International Financial Reporting Standard IAS No. 34 “Interim Financial Reporting,” or IAS 34. The selected statements of financial position as of December 31, 2019 and 2018 and the selected statements of income for the years ended December 31, 2019 and 2018 have been derived from the audited consolidated financial statements of Patria included elsewhere in this prospectus, prepared in accordance with IFRS, as issued by the IASB.

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2020	2019	2019	2018
	(in US$ millions)
Income Statement Data
Revenue from services	83.3	88.0	123.2	105.7
Cost of services rendered	(26.0)	(34.2)	(43.0)	(41.3)
Personnel expenses	(21.6)	(29.7)	(36.9)	(35.2)
Amortization of intangible assets	(4.4)	(4.5)	(6.1)	(6.1)
Gross profit	57.3	53.8	80.2	64.4
Operating income and expenses	(8.7)	(9.8)	(15.6)	(17.9)
Administrative expenses	(8.8)	(9.9)	(15.7)	(17.9)
Other income (expenses)	0.1	0.1	0.1	—
Operating income before net financial income/(expense)	48.6	44.0	64.6	46.5
Net financial income/(expense)	(0.1)	0.1	(0.2)	—
Income before income tax	48.5	44.1	64.4	46.5
Income tax	(3.0)	(2.7)	(3.5)	(2.0)
Net income for the period/year	45.5	41.4	60.9	44.5
Owners of the Parent	46.6	39.8	58.5	43.7
Non-controlling interests	(1.1)	1.6	2.4	0.8
Basic and diluted earnings per share	0.05	0.04	0.06	0.04

	As of September 30,	As of December 31,
	2020	2019	2018
	(in US$ millions)
Balance Sheet Data:
Assets
Current assets
Cash and cash equivalents	39.7	4.1	2.3
Short term investments	13.4	33.0	39.8
Accounts receivable	5.3	11.0	8.7
Project advances	2.3	6.4	6.5
Other assets	1.9	1.8	1.2
Recoverable taxes	0.5	0.4	0.6
Total current assets	63.1	56.8	59.1
Non-current assets:
Accounts receivable	33.0	15.1	—
Deferred tax assets	2.5	6.0	5.9
Project advances	0.8	0.8	0.7
Other assets	0.3	0.5	0.5
Long term investments	2.6	3.7	21.8
Property and equipment	3.9	6.5	3.4
Intangible assets	23.7	25.5	31.5
Total non-current assets	66.9	58.1	63.8
Total assets	130.0	114.8	123.0
Liabilities and Equity
Current liabilities
Personnel and related taxes	9.8	14.1	12.2
Taxes payable	0.7	2.2	0.5
Other liabilities	3.1	2.7	9.4
Unearned revenues	21.0	—	—
Total current liabilities	34.6	19.0	22.2
Non-current liabilities
Personnel liabilities	1.7	1.5	1.6
Deferred tax liabilities	0.3	0.4	0.1
Other liabilities	3.3	5.1	21.5
Total non-current liabilities	5.3	7.1	23.2
Total liabilities	39.9	26.1	45.3
Capital and reserves
Capital	—	—	—
Additional paid-in capital	1.6	1.6	1.6
Retained earnings	96.2	85.5	72.9
Cumulative translation adjustment	(7.9)	(5.9)	(2.9)
Equity attributable to the owners of the Parent	89.9	81.2	71.6
Non-controlling interest	0.2	7.6	6.0
Equity	90.1	88.8	77.6
Total liabilities and equity	130.0	114.9	122.9

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019, and audited consolidated financial statements as of December 31, 2019 and 2018 and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information,” “Summary Financial and Other Information” and “Selected Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are one of the leading private markets investment firms in Latin America in terms of capital raised with over US$7.8 billion raised in the past five years. Preqin’s 2020 Global Private Equity & Venture Capital Report ranks us as the number one fund manager by total capital raised for private equity funds in the past 10 years in Latin America. As of September 30, 2020 and December 31, 2019, our assets under management, or AUM, was US$12.7 billion and US$14.7 billion, respectively, and our investment portfolio was composed of over 55 and 50 companies and assets as of the same dates. Our size and performance over our 32-year history also make us one of the most significant emerging markets-based private markets investments managers.

We seek to provide global and Latin American investors with attractive investment products that allow for portfolio diversification and consistent returns. Our investment philosophy seeks to take advantage of sizable opportunities in Latin America while mitigating risks such as macroeconomic and foreign exchange volatility. We do so by focusing on resilient sectors – largely uncorrelated with macroeconomic factors – driving operational value creation, and partnering with entrepreneurs and management teams to develop some of the leading platforms in the region. Our strategy, applied since 1994 in our flagship private equity products (US$7.2 billion and US$8.5 billion in AUM as of September 30, 2020 and December 31, 2019, respectively, and in its 6th vintage) and since 2006 in our flagship infrastructure products (US$4.6 and US$4.8 billion in AUM as of September 30 2020 and December 31, 2019, respectively, and in its 4th vintage), has generated solid returns and sustained growth. The consolidated cash-weighted net internal rate of return, or IRR, in U.S. dollars for all our flagship private equity and infrastructure products since inception was 9.3% and 15.4% as of September 30, 2020 and December 31, 2019, respectively(24.1% and 25.4% in Brazilian reais, respectively). We have overseen the deployment of more than US$17.0 billion, in more than 90 investments and over 215 underlying acquisitions as of September 30, 2020, through capital raised by our products, capital raised in IPOs and follow-ons, debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies.

Our successful track record derived from our strategy and our strong capabilities has attracted a committed and diversified base of investors, with over 300 Limited Partners, or LPs, across four continents, including some of the world’s largest and most important sovereign wealth funds, public and private pension funds, insurance companies, funds of funds, financial institutions, endowments, foundations, and family offices. We have built long-term and growing relationships with our LPs: as of September 30, 2020, more than 60% of our current LPs have been investing with us for over 10 years and approximately 80% of our capital raised came from LPs who invested in more than one of our products. We believe our strategy and team have benefited from the investment of our partner, The Blackstone Group Inc., one of the world’s leading investment firms, which has held a non-controlling interest in our firm since 2010. We believe our historical returns in U.S. dollars are particularly notable in view of the levels of currency volatility and our historically limited use of leverage, which, we also believe, made us better investors focused on value creation, strategy execution and operational excellence, with more limited reliance upon financial engineering.

Consistent with our entrepreneurial culture and our aim to provide attractive investment opportunities to our growing and progressively more sophisticated client base, we have applied our core competencies to develop other products around our strategy. From our initial flagship private equity funds, we developed other investment options, such as our successful infrastructure funds, co-investments funds (focused on successful companies from our flagship funds) constructivist equity funds (applying our private equity approach to listed companies), as well as other products based on our emerging products, such as our real estate and credit solutions funds.

As of September 30, 2020, we had 157 professionals, of which 46 were partners and directors, 20 of these working together for more than ten years, operating in ten offices around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá (Colombia), and Santiago (Chile), as well as client-coverage offices in New York and Los Angeles (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover our LP base, in addition to our corporate business and management office in George Town (Cayman Islands).

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates. This prospectus uses the terms AUM, FEAUM, Performance Revenue Eligible AUM, and non-realized performance fee, for which the definitions are presented below. We strongly advise that these measures may differ from the calculations of other companies, and as a result, may not be comparable to similar ones.

The following table presents certain key operating performance metrics for the periods indicated:

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	2020	2019	Change	2019	2018	Change
	(in US$ millions)
Assets under management (AUM)	12,733.1	13,801.7	(1,068.6)	14,748.4	13,160.3	1,588.1
Private Equity AUM	7,196.7	7,917.1	(720.4)	8,510.6	7,548.1	962.5
Infrastructure AUM	4,551.7	4,388.5	163.2	4,764.8	4,180.2	584.6
Emerging Products AUM	984.7	1,496.1	(511.4)	1,473.0	1,432.0	41.0

Fee earning AUM	7,126.1	6,262.6	863.5	6,897.7	6,156.6	741.1
Private Equity AUM	3,335.3	2,676.5	658.8	2,958.3	2,669.8	288.5
Infrastructure AUM	2,744.8	2,417.1	327.7	2,903.4	2,414.4	489.0
Emerging Products AUM	1,046.0	1,169.0	(123.0)	1,036.0	1,072.4	(36.4)

Performance revenue eligible AUM	10,637.2	11,931.3	(1,294.1)	12,082.5	11,746.4	336.1
Private Equity AUM	6,132.5	7,282.3	(1,149.8)	7,062.5	7,299.7	(237.2)
Infrastructure AUM	3,877.6	3,734.1	143.5	4,071.2	3,579.9	491.3
Emerging Products AUM	627.1	914.9	(287.8)	948.8	866.8	82.0

Non-realized performance fee	60.7	223.6	(162.9)	291.9	197.9	94.0

Assets Under Management

Our AUM provides our operational size and market share perspective. AUM is the total capital funds managed by us plus the investments directly made by others in the invested companies (co-investments).

The following table reflects the changes in our AUM from September 30, 2019 to September 30, 2020:

	Private Equity	Infrastructure	Emerging Products	Total
	(in US$ millions)
AUM as of September 30, 2019	7,917.1	4,388.5	1,496.1	13,801.7
New capital raised	—	1,056.2	131.6	1,187.8
Valuation impact	408.8	143.7	(226.8)	325.7
Divestments	(851.6)	(856.0)	(44.9)	(1,752.5)
Funds capital variation	752.0	576.5	0.5	1,329.0
Exchange rate variation	(1,029.6)	(757.2)	(371.8)	(2,158.6)
AUM as of September 30, 2020	7,196.5	4,551.7	984.7	12,733.1

Our AUM was US$12,733.1 million as of September 30, 2020, a decrease of US$1,068.6 million, compared to US$13,801.7 million as of September 30, 2019. The decrease in AUM was mainly due to divestments, primarily from our PE fund III (Smartfit), PE fund IV (BSL), Infra fund II (Highline and Hidrovias) and Infra fund III (Argo), and also due to exchange rate variations on our funds denominated in Brazilian reais. These decreases were partially offset by an increase in funds capital variation (mainly related to capital recycling and cash balances), new capital raisings (Infra IV and Credit funds) and valuation increase mainly from invested companies of Infra III and PE V Funds.

The following table reflects the changes in our AUM from December 31, 2018 to December 31, 2019:

	Private Equity	Infrastructure	Emerging Products	Total
	(in US$ millions)
AUM as of December 31, 2018	7,548.1	4,180.2	1,432.0	13,160.3
New capital raised	723.0	320.1	80.6	1,123.7
Valuation impact	696.3	558.5	(60.2)	1,194.6
Divestments	(244.5)	(154.2)	(3.0)	(401.7)
Funds capital variation	(78.8)	(17.2)	72.9	(23.1)
Exchange rate variation	(133.5)	(122.6)	(49.3)	(305.4)
AUM as of December 31, 2019	8,510.6	4,764.8	1,473.0	14,748.4

Our AUM was US$14,748.4 million as of December 31, 2019, an increase of US$1,588.1 million, compared to US$13,160.3 million as of December 31, 2018. The increase in AUM was attributable to new capital raised (Infra IV, SmartFit Co-Investment and Credit funds) and valuation increase mainly from invested companies of Infra III, PE IV and PE V Funds. These increases were partially offset by divestments, primarily from PE III (Smartfit), PE IV (BSL) and Infra II (Highline), a decrease in funds capital variation (mainly related to expenses such as management fees, recycled capital and cash balance), and exchange variation on our funds denominated in Brazilian reais.

Fee Earning AUM

Our FEAUM assess our capability of generating recurring operating revenues. FEAUM is the total capital managed by us on which derive management fees.

The following table reflects the changes in our FEAUM from September 30, 2019 to September 30, 2020:

	Private Equity	Infrastructure	Emerging Products	Total
	(in US$ millions)
FEAUM as of September 30, 2019	2,676.5	2,417.1	1,169.0	6,262.6
New capital raised	514.3	914.3	85.7	1,514.3
Additional capital deployment	270.2	14.1	76.0	360.4
Inflation adjustment	1.0	5.3	7.3	13.6
Divestments	(111.6)	(180.1)	(7.3)	(299.0)
Change to divestment period	(0.1)	(353.8)	(162.8)	(516.7)
Exchange rate variation	(15.1)	(72.1)	(121.9)	(209.1)
FEAUM as of September 30, 2020	3,335.3	2,744.8	1,046.0	7,126.1

Our FEAUM was US$7,126.1 million as of September 30, 2020, an increase of US$863.5 million, compared to US$6,262.6 million as of September 30, 2019. This increase was driven by: (i) US$1,514.3 million in new capital raised for PE VI and Infra IV funds; (ii) US$360.4 million of additional capital deployed; and (iii) US$13.6 million due to inflation adjustment over our Brazilian funds’ fee earning AUM. This increase was partially offset by a decrease of: (i) US$299.0 million from divestments; (ii) US$516.7 million mainly due to the change from investment period to divestment period for our Infra III and RE III funds, by which the fee earning AUM changed from committed to deployed capital; and (iii) US$209.1 million resulting from foreign exchange variation over our FEAUM denominated in Brazilian reais.

The following table reflects the changes in our FEAUM from December 31, 2018 to December 31, 2019:

	Private Equity	Infrastructure	Emerging Products	Total
	(in US$ millions)
FEAUM as of December 31, 2018	2,669.8	2,414.4	1,072.4	6,156.6
New capital raised	132.0	800.9	—	932.9
Additional capital deployment	158.6	1.1	94.2	253.9
Inflation adjustment	2.2	9.7	15.9	27.8
Divestments	(2.0)	(28.4)	(1.4)	(31.8)
Change to divestment period	(0.1)	(283.1)	(126.6)	(409.8)
Exchange rate variation	(2.2)	(11.2)	(18.5)	(31.9)
FEAUM as of December 31, 2019	2,958.3	2,903.4	1,036.0	6,897.7

Fee earning AUM was US$6,897.7 million as of December 31, 2019, an increase of US$741.1 million, compared to US$6,156.6 million as of December 31, 2018. This increase was driven by: (i) US$932.9 million due to new capital raised for PE VI and Infra IV funds; (ii) US$253.9 million due to additional invested capital; and (iii) US$27.8 million due to inflation adjustment over our Brazilian funds’ fee earning AUM. This increase was partially offset by: (i) US$31.8 million from divestments; (ii) US$409.8 million due to the change from investment period to divestment period for our Infra III and RE III funds, by which the fee earning AUM changed from committed to deployed capital; and (iii) US$31.9 million of exchange variation over our FEAUM denominated in Brazilian reais.

Performance Revenue Eligible AUM

Performance Revenue Eligible AUM, or PREAUM, measures our capability of generating performance based revenues and/or incentive fees. It represents the total capital at fair value, on which performance revenues and/or incentive fees could be earned if certain hurdles are met.

The following table reflects the changes in our PREAUM from September 30, 2019 to September 30, 2020:

	Private Equity	Infrastructure	Emerging Products	Total
	(in US$ millions)
PREAUM as of September 30, 2019	7,282.3	3,734.1	914.9	11,931.3
New capital raised	—	938.7	—	938.7
Valuation impact	306.1	135.4	(76.7)	364.8
Divestments	(802.9)	(695.8)	(21.3)	(1,520.0)
Funds capital variation	234.1	375.4	(7.2)	602.3
Exchange rate variation	(887.1)	(610.2)	(182.6)	(1,679.9)
PREAUM as of September 30, 2020	6,132.5	3,877.6	627.1	10,637.2

Our PREAUM was US$10,637.2 million as of September 30, 2020, a decrease of US$1,294.1 million, compared to US$11,931.3 million as of September 30, 2019. In comparison to the AUM, the overall adjustments are related to the elimination of the assets do not generate performance fees.

The following table reflects the changes in our PREAUM from December 31, 2018 to December 31, 2019:

	Private Equity	Infrastructure	Emerging Products	Total
	(in US$ millions)
PREAUM as of December 31, 2018	7,299.7	3,579.9	866.8	11,746.4
New capital raised	—	317.3	80.6	397.9
Valuation impact	551.1	447.2	20.3	1,018.6
Divestments	(204.5)	(143.3)	(1.0)	(348.8)
Funds capital variation	(456.3)	(27.4)	5.9	(477.8)
Exchange rate variation	(127.5)	(102.5)	(23.8)	(253.8)
PREAUM as of December 31, 2019	7,062.5	4,071.2	948.8	12,082.5

Our PREAUM was US$12,082.5 million as of December 31, 2019, an increase of US$336.1 million, compared to US$11,746.4 million as of December 31, 2018. In comparison to the AUM, the overall adjustments are related to the elimination of the assets which are not eligible for performance fee provision. The increase in new capital raised and the decrease in funds capital variation are primarily a result of the exclusion of the SmartFit Co-Investment from our PREAUM.

Non-Realized Performance Fee

Our non-realized performance fee measures the current total expectation of cash inflow from performance fee related to our operational funds by the end of each period.

The following table reflects the changes in our non-realized performance fee from September 30, 2019 to September 30, 2020:

(in US$ millions)
Non-realized performance fee as of September 30, 2019	223.6
Private Equity Fund III	(19.4)
Private Equity Fund IV	(67.5)
Private Equity Fund V	(30.5)
Infrastructure II	(0.2)
Infrastructure III	(45.3)
Agribusiness I	—
Non-realized performance fee as of September 30, 2020	60.7

Our non-realized performance fee was US$60.7 million on September 30, 2020, a decrease of US$162.9 million, compared to US$223.6 million on September 30, 2019. The decrease was primarily due to the depreciation of the Brazilian real against the U.S. dollar in the period.

The following table reflects the changes in our non-realized performance fee from December 31, 2018 to December 31, 2019:

(in US$ millions)
Non-realized performance fee as of December 31, 2018	197.9
Private Equity Fund III	(3.2)
Private Equity Fund IV	20.4
Private Equity Fund V	42.4
Infrastructure II	0.1
Infrastructure III	34.1
Agribusiness I	0.1
Non-realized performance fee as of December 31, 2019	291.8

Our non-realized performance fee was US$291.8 million for the year ended December 31, 2019, an increase of US$93.9 million, compared to US$197.9 million for the year ended December 31, 2018. This increase was primarily attributable to better performance of the investments of the funds, partially offset by the realization of performance fee from our Private Equity Fund III.

Significant Factors Affecting Our Results of Operations

We believe that our results of operations and financial performance will be driven by the following trends and factors:

Business Conditions

Our operating revenues consist mainly of management, performance and incentive fees. Our ability to grow our revenues depends in part on our ability to attract new capital and investors, our successful deployment of capital and our ability to realize investments at a profit.

The attractiveness of private markets. As a private markets investment firm, our results of operations are affected by the growth of this industry. According to Preqin, AUM across private markets (excluding hedge funds and funds of funds) reached an all-time high of US$7.3 trillion in 2019, almost doubling since 2014. On average, private markets’ AUM grew at a CAGR of approximately 13.4% in the last five years (please see the chart titled “Private Markets – AUM by fund type (US$ trillion) | World” in “Industry—Global Private Markets” for details on private markets’ AUM growth curve). The solid growth of investments in private markets has been driven by some secular trends that we believe will continue to boost investor’s allocation to the industry, which include (i) high financial markets liquidity, (ii) the search for higher returns from institutional investors, (iii) family offices, private banks and HNWIs seeking higher yields, (iv) consistent outperformance of private markets compared to public markets, and (v) development of liquidity alternatives. Additionally, LPs currently allocate below their targets to private markets as supported by Bain & Co.’s Private Equity Report 2020, which notes that approximately 50% of LPs were below target allocation to private equity in 2019, and Preqin’s Future of Alternatives 2020 study, which states that institutional investors in general plan to increase allocations across most major asset classes, including private equity, private debt, infrastructure, and real estate. According to the same Preqin study, private markets AUM is expected to reach US$12.9 trillion by 2025 with a 12.4% CAGR from 2020 to 2025. For additional information regarding our industry, see “—Industry.”

Our ability to attract new capital and investors. Our ability to attract new capital and investors in our funds is driven, in part, by the extent to which they continue to see the alternative asset management industry generally, and our investment products specifically, as an attractive vehicle for capital appreciation or income. Since 1994, we have expanded from our initial flagship private equity funds, to other investment options, such as our flagship infrastructure funds (creating value through growth and development strategies), our co-investments funds (focused on successful companies from our flagship funds), our constructivist equity funds (applying our private equity approach to listed companies), as well as our real estate and credit funds. Within our strategies, we are currently working to increase the share of perpetual capital in our AUM through listed funds. Regarding the performance of our products, the consolidated cash-weighted net IRR in U.S. dollars since inception for all our flagship private equity and infrastructure products, which represent approximately 90% of our AUM, was 15.3% as of September 30, 2020. Additionally, we have developed an efficient proprietary global institutional distribution structure, attracting top global investors, and we are working to expand our reach to new investors, globally and locally, including retail and high net worth individuals. Once capital is raised, our funds represent a contracted long-term revenue stream leading to the predictability of our management fee based results, given that most of our funds are closed-ended and have an investment period of six years. Thus, investors are not able to redeem or withdraw their investment in advance, but are able to sell their interest to other qualified investors in what would be illiquid markets, given applicable regulatory restrictions to invest in our funds. However, capital raising continues to be competitive. Therefore, while our flagship funds have exceeded the size of their respective predecessor funds, there is no assurance that our future flagship products or our other newer products will experience similar success. If we are unable to successfully raise comparably sized or larger funds, our AUM, our FEAUM and associated fees attributable to new capital raised in future periods may be lower than in prior years. See “Risk Factors—Certain Factors Relating to Our Business and Industry—Our asset management business depends in large part on our ability to raise capital from third-party investors. A failure to raise capital from third party investors on attractive fee terms or at all, would impact our ability to collect management fees or deploy such capital into investments and potentially collect performance allocations, which would materially reduce our revenue and cash flow and adversely affect our financial condition.”

Our ability to successfully deploy capital. Our ability to maintain and grow our revenue base is dependent upon our ability to successfully deploy the capital available to us and participate in capital markets transactions. As of September 30, 2020, we have overseen the deployment of more than US$17.0 billion through capital raised in more than 90 investments and approximately 215 underlying acquisitions, comprised of: (i) capital raised through our products, (ii) capital raised by underlying companies in primary offerings in IPOs and follow-ons, (iii) debt raised by underlying companies and (iv) capital expenditures sourced from operational cash flow of underlying companies. In this respect, capital raised through our products directly increases our AUM, whereas capital raised or expended by underlying companies does not affect our AUM. We believe that private markets are still a developing industry where we operate, and that there are significant market opportunities for us to deploy our investment strategies. The growing number of sectors in which we specialize currently represent over one-third of Latin America’s GDP, or approximately US$2.0 trillion. Nevertheless, greater competition, high valuations, increased overall cost of credit and other general market conditions may impact our ability to identify and execute attractive investments. Additionally, because we seek to make investments that have an ability to achieve our targeted returns while taking on a reasonable level of risk, we may experience periods of reduced investment activity. We have a long-term investment horizon and the capital deployed in any one quarter may vary significantly from the capital deployed in any other quarter or the quarterly average of capital deployed in any given year. Reduced levels of transaction activity also tend to result in reduced potential future investment gains, lower transaction fees and lower fees for our product lines which may earn fees based on deployed capital.

Our ability to realize investments. Challenging market, political and economic conditions, particularly in emerging markets, may adversely affect our ability to exit and realize value from our investments and result in lower-than-expected returns and performance fees. Although the equity markets are not the only means by which we exit investments, the strength and liquidity of the relevant Latin American or global equity markets generally, and the initial public offering market specifically, affect the valuation of, and our ability to successfully exit, our equity positions in our private equity portfolio companies in a timely manner. For example, primarily as a result of the negative impact of the COVID-19 pandemic on our portfolio companies and the depreciation of the real against the U.S. dollar, our non-realized performance fee balance, which measures our current total expectation of cash inflow from performance fee related to our operational funds by the end of each period, decreased from US$292 million in December 31, 2019 to US$61 million in September 30, 2020. Regarding initial public offerings, in September 2020, for example, we have concluded the IPO of one of our portfolio companies representing the biggest IPO year-to-date in Latin America’s largest stock exchange market. We may also realize investments through strategic sales. In the first quarter of 2020, for example, we divested one of the companies of our infrastructure fund III portfolio to a strategic buyer generating a gross multiple of invested capital, or MOIC, of 4.4x and a gross IRR of 74.2% both in U.S. dollars. However, when financing is not available or becomes too costly, it may be more difficult to find a buyer that can successfully raise sufficient capital to purchase our investments. In addition, our ability to realize investments also affects our ability to attract new capital and investors, who may focus on our divestment track record in evaluating the attractiveness of our investment products.

Other business conditions that can impact our operating results include (i) the increase of regulatory requirements which could restrict our operations and/or subject us to increased compliance or administrative costs, (ii) unpredictable macroeconomic conditions including political scenarios and interest rates, and (iii) our ability to sustain our competitive advantages.

Foreign Exchange Rates

Foreign exchange rates may impact our results, considering that part of our revenues and expenses are in currencies other than U.S. dollars. In the nine months ended September 30, 2020, 78% of our revenues and 28% of our expenses were denominated in U.S. dollars. See notes 5 and 20 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. In 2019 and 2018, 71% and 81% of our revenues and 38% and 39% of our expenses were denominated in U.S. dollars, respectively. See notes 5 and 19 to our audited consolidated financial statements included elsewhere in this prospectus.

In addition, foreign exchange rates may have a substantial impact on the valuations of our investments which are denominated in currencies other than the U.S. dollar. Our gradual and disciplined portfolio construction, one of the foundations of our investment philosophy, aims to mitigate currency impacts to investment performance, as the gradual capital deployment helps to average out foreign exchange fluctuations over the long-term. Currency volatility can also affect our businesses and investments that deal in cross-border trade. The appreciation or depreciation of the U.S. dollar is expected to contribute to a decrease or increase, respectively, in the U.S. dollar value of our non-U.S. investments to the extent unhedged. Having investments in multiple currencies across Latin America can be a mitigation factor itself. Moreover, when selecting investments for our funds that are denominated in U.S. dollars, an appreciating U.S. dollar may create opportunities to invest at more attractive U.S. dollar prices in certain countries outside of the United States, while a depreciating U.S. dollar would be expected to have the opposite effect. For our investments denominated in currencies other than the U.S. dollar, the depreciation in such currencies will generally contribute to the decrease in the valuation of such investments, to the extent unhedged, and adversely affect the U.S. dollar equivalent revenues of portfolio companies with substantial revenues denominated in such currencies, while the appreciation in such currencies would be expected to have the opposite effect. Any negative impact on the valuation of our investments on a U.S. dollar basis would negatively affect our ability to receive performance and incentive fees. For additional information regarding our foreign exchange rate risk, see “—Quantitative and Qualitative Disclosure About Market Risk—Foreign Exchange Risk.”

Inflation Rates

We do not believe that inflation had a significant impact on our results of operations for any periods presented herein.

Latin American Macroeconomic Environment

Our investment approach has developed since 1994 with a view towards producing consistent risk-adjusted returns across vintages and cycles, notwithstanding volatility from time to time in Latin American political and macroeconomic contexts.

Latin America has a total GDP of US$6.8 trillion, approximately 641 million inhabitants, with an average GDP per capita of US$9,024 and average real growth of nearly 3% per annum over the past 15 years. Important industries have consolidated their presence in the region and acquired scale, the most notable being oil and gas, petrochemicals, minerals, agribusiness, fishing, food & beverages, banking, telecom, health, construction, motor vehicles and parts. We believe that the region has a large and vibrant consumer market. In most countries an increasingly large proportion of the population is experiencing material gains in purchasing power and is being provided with augmented credit facilities, a trend that can be observed even with short-term episodes of economic downturn. Consumer patterns are therefore shifting towards more sophisticated products and services, a phenomenon that calls for enhanced business infrastructure, upgraded human capital and improved real estate facilities, among other requirements, to meet these demands.

Brazil is the largest economy in Latin America, as measured by GDP, and we therefore have historically carried out the majority of our investments in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in the country. Our operations in Brazil, and the financial services industry in general, are particularly sensitive to changes in Brazilian economic conditions. As of November 20, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.351 per US$1.00, a depreciation of 32.7% of the real since December 31, 2019 due primarily to the impact of the COVID-19 pandemic on the Brazilian economy. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

As for the business cycle, the Latin American region experienced a substantial slowdown after the end of the commodity super-cycle and poorer economic policies in large economies, notably Brazil. The real rate of GDP growth across Latin America trended down from growth of 6.1% in 2010 to a 0.6% contraction in 2016. From then on, however, a combination of new governments pursuing better policies, further stabilizing reforms and improving terms of trade, has produced a gradual turnaround. Gradual economic expansion has been taking place since 2017 and we believe that it will gather momentum over the next years, even with the recent market declines and increased volatility caused by COVID-19. As a consequence of steady progress in the economic and political agenda in key Latin American countries, such as Brazil, we believe that there is room for additional economic growth over the next decades in the region, together with improvements in socioeconomic inclusion and the stability of institutions in the region. We would also note that our funds’ invested companies’ activities in Argentina, which include certain assets owned by ATIS, a wireless telecom infrastructure provider. These investments are not material to the operations or results of our funds’ invested companies or us and we have not experienced any material losses, defaults or collection issues associated with these investments.

Cybersecurity, Fraud and Regulatory Compliance Costs

Fundamentally, our society is more technologically reliant than ever before and sensitive information more likely to be accessed and stored in cloud storage services. Governments around the world have brought more attention to cybercrimes and have increased the reputational damage of data breaches by forcing all organizations to communicate data breaches, to appoint a data protection officer, to require user consent to process information and anonymizing data for privacy. Regulations and laws in Europe (GDPR) and Brazil (LGPD) are examples of a global trend towards increasing emphasis on data security and public disclosure of data breaches.

Driven by global connectivity and usage of cloud services to store sensitive data, which includes the company and its clients’ confidential information, our cybersecurity protection measures have increased, which may impact our operating costs and IT investments strategy. Our information technology related costs have increased 10% per annum from 2017 to 2019 compared to an increase of 4% per annum for other operating expenses, with similar corresponding increases in the nine months ended September 30, 2020. We believe this trend towards higher technology costs will continue for the years to come.

Description of Principal Line Items

Net revenue from services

Our net revenue from services relating to our private equity, infrastructure, credit and real estate portfolios as well as emerging products, consists of (i) management fees, (ii) performance fees, (iii) incentive fees, (iv) M&A advisory fees and (v) monitoring fees, net of taxes on revenues.

Management fees primarily relate to management of a fund in our portfolio, and are calculated as a fixed percentage over the committed capital and/or the deployed capital for each one of the funds following the relevant limited partnership agreement, or LPA.

Our PREAUM represents the total capital at fair value on which performance fees and/or incentive fees can be earned if certain hurdles are met. Performance fees and incentive fees are primarily generated when the returns of our funds surpass the performance hurdle set out in the related charters. Performance fees relate to realized performance coming from closed-ended funds which occur upon realization of the assets. Incentive fees are realized performance-based fees coming from perpetual capital funds which occur on a recurring basis and do not require a realization event from the underlying funds. These fees are realized when the returns from perpetual capital funds surpass the relevant benchmark for such funds over a fixed time period.

M&A advisory and monitoring revenues primarily relate to services provided to the funds’ invested companies; the former relates to support on M&A acquisitions and the latter refers to value-creation ongoing consulting services.

Cost of services rendered

Our cost of services rendered is comprised of personnel expenses and placement agent fees.

Personnel expenses consist of (i) fixed compensation costs comprised of salaries and wages, (ii) variable compensation costs comprised of partners’ compensation, rewards and bonuses and employee profit sharing, (iii) social security contribution and payroll taxes and (iv) other short and long-term benefits. See “Business—People & Career” and “Management—Compensation of Directors and Officers.”

Placement agent fees are comprised of costs related to the capital raising processes, and can be classified as: (i) placement fees – comprising a percentage of the amount raised, or a fixed amount paid upfront and amortized over the duration of the fund’s existence; and (ii) rebate fees – comprising a percentage of the management fee paid to the placement agent during the life of the fund.

Operating income (expenses)

Our operating income (expenses) are comprised of administrative expenses and other income/(expenses).

Administrative expenses mainly consist of professional services, occupancy expenses, travel expenses, expenses on utilities, IT and telecom services, materials and supplies, taxes and contributions, marketing expenses, depreciation of property and equipment, amortization of goodwill, and certain other administrative expenses.

Other income/(expenses) mainly consist of non-operating or recurring provisions, net losses on sale or disposal of property, equipment and intangible assets, recoverable taxes from previous years, and certain other income or expenses.

Net financial income/(expense)

Financial income is mainly composed of interest on highly liquid investments and foreign exchange gains in monetary items. Financial expenses include interest, foreign exchange losses in monetary items, banking costs and taxes on financial transactions, recognized on an accrual basis.

Income tax

As an entity originally headquartered in Bermuda, then moving our headquarters to the Cayman Islands as of October 12, 2020, we are subject to a special tax regime that exempts Patria from any income taxes. However, our subsidiaries outside the Cayman Islands may be subject to income tax and/or social contribution in the countries they are organized. See note 29 to our unaudited condensed consolidated interim financial statements and note 4.k to our audited consolidated financial statements included elsewhere in this prospectus.

Net income for the year

Net income for the year consists of the sum of Revenue from services and Net financial income minus the Costs of services rendered, Operating expenses and Income tax.

Results of Operations

Nine Months Ended September 30, 2020, Compared to the Nine Months Ended September 30, 2019

The following table sets forth our income statement data for the nine months ended September 30, 2020 and the corresponding period of 2019:

	For the Nine Months Ended September 30,
	2020	2019	Variation (%)
	(in US$ millions, except for percentages)
Income Statement Data:
Revenue from services	83.3	88.0	(5.3)%
Cost of services rendered	(26.0)	(34.2)	(24.0)%
Personnel expenses	(21.6)	(29.7)	(27.3)%
Amortization of intangible assets	(4.4)	(4.5)	(2.2)%
Gross profit	57.3	53.8	6.5%
Operating income (expenses)	(8.7)	(9.8)	(11.2)%
Administrative expenses	(8.8)	(9.9)	(11.2)%
Other income (expenses)	0.1	0.1	—
Operating income before net financial income/(expense)	48.6	44.0	10.5%
Net financial income/(expense)	(0.1)	0.1	n.m.
Income before income tax	48.5	44.1	10.0%
Income tax	(3.0)	(2.7)	11.1%
Net income for the period	45.5	41.4	9.9%
Owners of the Parent	46.6	39.8	17.1%
Non-controlling interests	(1.1)	1.6	n.m.

n.m. = not meaningful

Net Revenue from services

	For the Nine Months Ended September 30,
	2020	2019	Variation (%)
	(in US$ millions, except for percentages)
Revenue from management fees	83.1	78.1	6.4%
Private Equity	40.2	38.2	5.2%
Infrastructure	32.9	28.1	17.1%
Emerging Products	10.0	11.8	(15.3)%
Revenue from incentive fees	0.1	12.9	(99.2)%
Private Equity	—	—	—
Infrastructure	—	—	—
Emerging Products	0.1	12.9	(99.2)%
Revenue from performance fees	—	—	—
Private Equity	—	—	—
Infrastructure	—	—	—
Emerging Products	—	—	—

Fund fees	83.3	91.0	(8.5)%
Revenue from M&A and monitoring fees	2.3	0.7	n.m.
Taxes on revenue – performance fees	—	—	—
Taxes on revenue – incentive fees	—	(1.4)	n.m.
Taxes on revenue – management fees	(2.0)	(2.2)	(9.1)%
Taxes on M&A and monitoring fees	(0.3)	(0.1)	n.m.
Revenue	83.3	88.0	(5.3)%
Brazil Revenue(1)	18.6	29.5	(36.9)%
Cayman Islands Revenue(2)	64.7	58.5	10.6%

n.m. = not meaningful

(1)	Our Brazil revenue consists of management, performance, incentive, M&A and monitoring fees received by our Brazilian entities relating to the services provided to our funds.

(2)	Our Cayman Islands revenue consists of management, performance and incentive fees received by our Cayman Islands entities relating to the services provided to our funds.

Net revenue from services in the nine months ended September 30, 2020 were US$83.3 million, a decrease of US$4.7 million, or 5.3%, from US$88.0 million in the corresponding period of 2019, primarily attributable to a decrease of US$12.8 million, in revenues from incentive fees from US$12.9 million in the nine months ended September 30, 2019 to US$0.1 million in the corresponding period of 2020, mainly as a result of a higher incentive fee revenue received in the nine months ended September 30, 2019 from our CEF which performed significantly higher than its hurdle, measured by the benchmark Brazilian Index: the Ibovespa. In addition, our CEF outperformed the Ibovespa in previous years, and the past accumulated incentive fee revenue was recognized in 2019, when the fund structure was changed to perpetual. This decrease was partially offset by: (i) an increase of US$5.0 million, in revenues from management fees from US$78.1 million in the nine months ended September 30, 2019 to US$83.1 million in the corresponding period of 2020, mainly as a result of higher fee basis from capital raised in the nine months ended September 30, 2020; (ii) an increase of US$1.6 million in revenues from M&A and monitoring fees services from US$0.7 million in 2019 to US$2.3 million in 2020 primarily attributable to an increase in M&A transactions closed in the nine months ended September 30, 2020; and (iii) a decrease of US$1.5 million in taxes on revenues due to lower fees in countries with higher revenues taxation (Brazil).

Cost of services rendered

Cost of services rendered in the nine months ended September 30, 2020 was US$26.0 million, a decrease of US$8.2 million, or 24%, from US$34.2 million in the nine months ended September 30, 2019, primarily attributable to a decrease of US$8.1 million, or 27.3%, in personnel expenses from US$29.7 million in the nine months ended September 30, 2019 to US$21.6 million in the corresponding period of 2020. The decrease in personnel expenses is due to a US$5.7 million decrease in employee profit sharing and rewards and bonuses, primarily attributable to bonuses paid in 2019 related to incentive fees received in the nine months ended September 30, 2019, compared to no bonuses paid related to incentive fees in the nine months ended September 30, 2020.

Gross profit

As a result of the foregoing, gross profit in the nine months ended September 30, 2020 was US$57.3 million, an increase of US$3.5 million, from US$53.8 million in the corresponding period of 2019.

Operating income (expenses)

Operating expenses in the nine months ended September 30, 2020 were US$8.7 million, a decrease of US$1.1 million, or 11.2%, from US$9.8 million in the corresponding period of 2019 primarily attributable to a US$1.1 million, or 11%, decrease in administrative expenses from US$9.9 million in the nine months ended September 30, 2019 to US$8.8 million in the corresponding period of 2020 primarily due to a US$0.4 million decrease in travel expenses.

Net financial income/(expense)

In the nine months ended September 30, 2020, our total net financial expense was US$0.1 million compared to a net financial income of US$0.1 million in the corresponding period of 2019.

Income before income tax

As a result of the foregoing, income before income tax in the nine months ended September 30, 2020 was US$48.5 million, an increase of US$4.4 million, or 10%, from US$44.1 million in the corresponding period of 2019.

Income tax

Income tax in the nine months ended September 30, 2020 was US$3.0 million, an increase of US$0.3 million, or 11.1%, from US$2.7 million in the corresponding period of 2019. This increase was primarily attributable to (i) higher revenues from management fees, and (ii) a higher nondeductible provision of employee profit sharing in 2019. Our effective tax rate was maintained at 6.2% in the nine months ended September 30, 2020 and in the corresponding period of 2019.

Net income for the period

As a result of the foregoing, net income in the nine months ended September 30, 2020 was US$45.5 million, an increase of US$4.1 million, or 9.9%, from US$41.4 million in the corresponding period of 2019.

Year Ended December 31, 2019, Compared to the Year Ended December 31, 2018

The following table sets forth our income statement data for the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,
	2019	2018	Variation (%)
	(in US$ millions, except for percentages)
Income Statement Data:
Revenue from services	123.2	105.7	17%
Cost of services rendered	(43.0)	(41.3)	4%
Personnel expenses	(36.9)	(35.2)	5%
Amortization of intangible assets	(6.1)	(6.1)	0%
Gross profit	80.2	64.4	25%
Operating income (expenses)	(15.6)	(17.9)	(13)%
Administrative expenses	(15.7)	(17.9)	(12)%
Other income (expenses)	0.1	—	n.m.
Operating income before net financial income/(expense)	64.6	46.5	39%
Net financial income/(expense)	(0.2)	—	n.m.
Income before income tax	64.4	46.5	38%
Income tax	(3.5)	(2.0)	76%
Net income for the year	60.9	44.5	37%
Owners of the Parent	58.5	43.7	34%
Non-controlling interests	2.4	0.8	n.m.

n.m. = not meaningful

Net Revenue from services

	For the Years Ended December 31,
	2019	2018	Variation (%)
	(in US$ millions, except for percentages)
Revenue from management fees	104.9	104.1	1%
Private Equity	50.6	50.3	0.6%
Infrastructure	37.6	37.6	n.m.
Emerging Products	16.7	16.2	3.1%
Revenue from incentive fees	18.1	—	n.m.
Private Equity	—	—	—
Infrastructure	—	—	—
Emerging Products	18.1	—	n.m.
Revenue from performance fees	4.9	—	n.m.
Private Equity	4.9	—	n.m.
Infrastructure	—	—	—
Emerging Products	—	—	—

Fund fees	127.8	104.2	23%
Revenue from M&A and monitoring fees	1.0	5.0	(80)%
Taxes on revenue – performance fees	(0.5)	(0)	n.m.
Taxes on revenue – incentive fees	(2.0)	—	n.m.
Taxes on revenue – management fees	(2.9)	(2.8)	4%
Taxes on M&A and monitoring fees	(0.1)	(0.7)	(80)%
Revenue	123.2	105.7	17%
Brazil Revenue(1)	35.9	19.7	82%
Cayman Islands Revenue(2)	87.3	86.0	2%

n.m. = not meaningful

(1)	Our Brazil revenue consists of management, performance, incentive, M&A and monitoring fees received by our Brazilian entities relating to the services provided to the funds.

(2)	Our Cayman Islands revenue consists of management, performance and incentive fees received by our Cayman Islands entities relating to the services provided to the funds.

Net revenue from services in 2019 were US$123.2 million, an increase of US$17.5 million, or 17%, from US$105.7 million in 2018 primarily attributable to an increase of US$23.6 million, or 23%, in revenues from management, performance and incentive fees from US$104.2 million in 2018 to US$127.8 million in 2019, mainly as a result of higher incentive fee revenue from our CEF, which performed significantly higher than its hurdle, measured by the benchmark Brazilian Index: the Ibovespa. The fund return surpassed the Ibovespa by 63.2 p.p. (from February 28, 2019 to December 31, 2019), with a gross compounded annualized return in Brazilian reais of 98.7%. In addition, our CEF outperformed the Ibovespa benchmark in previous years, and the past accumulated incentive fee revenue was recognized in 2019, when the fund structure was changed to perpetual. This increase was partially offset by: (i) a decrease of US$4.0 million, or 80%, in revenues from M&A and monitoring fees services from US$5.0 million in 2018 to US$1.0 million in 2019 primarily attributable to a reduction in portfolio M&A transactions fees leading to a decrease in financial advisory services revenues in 2019; and (ii) an increase of US$2.1 million in taxes on revenues due to higher fees.

Cost of services rendered

Cost of services rendered in 2019 was US$43.0 million, an increase of US$1.8 million, or 4%, from US$41.3 million in 2018 primarily attributable to an increase of US$1.7 million, or 5%, in personnel expenses from US$35.2 million in 2018 to US$36.9 million in 2019. The difference is due to a US$3.8 million increase in employee profit sharing and rewards and bonuses, primarily attributable to better results achieved in 2019; partially offset by a reduction of US$1.5 million in Officers’ fund – long-term benefit plan.

Gross profit

As a result of the foregoing, gross profit in 2019 was US$80.2 million, an increase of US$15.8 million, from US$64.4 million in 2018.

Operating income (expenses)

Operating expenses in 2019 were US$15.6 million, a decrease of US$2.3 million, or 13%, from US$17.9 million in 2018 primarily attributable to a US$2.2 million, or 13%, decrease in administrative expenses from US$17.9 million in 2018 to US$15.7 million in 2019 primarily due to (i) a US$2.4 million decrease during the year compared in occupancy expenses due to the adoption of IFRS 16 and U.S. dollar appreciation related to lease agreements, which was partially offset by a US$1.3 million in depreciation of right-of-use assets recorded during 2019 in connection with the adoption of IFRS 16 and (ii) a US$0.9 million decrease in professional services, mainly due to one-off expenses in 2018 regarding (a) consulting fees related to company’s structuring and reorganization, (b) the credit FIDC Fund structuring consulting fee, (c) headhunter service fees relating to senior positions and (d) expenses related to the Cayman office renovations. These effects were partially offset by an increase of US$0.2 million in taxes and contributions mainly due to performance fee revenues from the CEF.

Net financial income/(expense)

In 2019, our total net financial expense was US$0.2 million compared to no net financial expense in 2018.

Income before income tax

As a result of the foregoing, income before income tax in 2019 was US$64.4 million, an increase of US$17.9 million, or 39%, from US$46.5 million in 2018.

Income tax

Income tax in 2019 was US$3.5 million, an increase of US$1.5 million, or 76%, from US$2.0 million in 2018. This increase was primarily attributable to (i) higher revenues from incentive and performance fees, and (ii) a higher nondeductible provision of employee profit sharing in 2019. Our effective tax rate increased to 5.5% in 2019 from 4.3% in 2018.

Net income for the year

As a result of the foregoing, net income in 2019 was US$60.9 million, an increase of US$16.4 million, or 37%, from US$44.5 million in 2018.

Liquidity and Capital Resources

General

Our business model derives revenue primarily from third party assets under management. Patria is not a capital or balance sheet intensive business and targets operating expense levels such that total management and advisory fees exceed total operating expenses each period. As a result, we generally require limited capital resources to support the working capital or operating needs of our business. We draw primarily on the committed capital of our LPs to fund the investment requirements of our funds and use our own realizations and cash flows to invest in growth initiatives, make commitments to our own funds and pay dividends to shareholders.

Sources and Uses of Liquidity

As of September 30, 2020 and December 31, 2019, we had US$53.1 million and US$37.2 million in cash, cash equivalents and short term investments, respectively. We believe that our current available cash, cash equivalents, financial investments and cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. Our principal cash requirements consist of the following:

•	paying operating costs, including compensation and bonuses;

•	engaging in mergers and acquisitions pursuant to our inorganic growth strategy; and

•	paying dividends to our shareholders.

Our principal sources of liquidity consist of management, incentive and performance fees from the funds that we manage. Historically, our cash flows have been influenced primarily by the timing of receipt of management and performance fees, the timing of sale of investments, and the timing of distribution of compensation and payment of bonuses to partners and employees.

The following table shows the generation and use of cash for the nine months ended September 30, 2020 and 2019:

	For the Nine Months Ended September 30,
	2020	2019
	(in US$ millions)
Cash flows from operating activities	59.3	48.6
Cash flows from investing activities	17.0	32.3
Cash flows used in financing activities	(40.6)	(53.3)

Operating activities

Our net cash flows from operating activities increased by US$10.7 million, from US$48.6 million in the nine months ended September 30, 2019 to US$59.3 million in the nine months ended September 30, 2020. Our net cash flows from operating activities were mainly affected by (i) unearned revenues related to management fees already billed for services not yet rendered to the funds located in the Cayman Islands and which are expected to be rendered by December 31, 2020 and (ii) reimbursement of project advances mainly related to capital raising for our Infra IV fund.Such increase was partially offset by a higher long-term accounts receivable mainly due to PE IV.

Investing activities

Our net cash flows from investing activities decreased by US$15.3 million, from US$32.3 million in the nine months ended September 30, 2019 to US$17.0 million in the nine months ended September 30, 2020, primarily due to distributions paid by our PE III and RE II funds to our general partners.

Financing activities

Our net cash flows used in financing activities decreased by US$12.7 million, from US$53.3 million in the nine months ended September 30, 2019 to US$40.6 million in the nine months ended September 30, 2020. Our financing activities primarily consisted of dividends paid to our shareholders, which were US$46.9 million and US$39.5 million in 2019 and 2020 (to date), respectively.

The following table shows the generation and use of cash for the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,
	2019	2018
	(in US$ millions)
Cash flows from operating activities	44.5	39.5
Cash flows used in investing activities	11.3	7.8
Cash flows used in financing activities	(53.8)	(48.0)

Operating activities

Our net cash flows from operating activities increased by US$5.0 million, from US$39.5 million in 2018 to US$44.5 million in 2019. Our net cash flows from operating activities were mainly affected by higher net income in 2019, which was partially offset an increase on our accounts receivables due to the management fee of PE IV from 2019, which we expect to be paid in the following years.

Investing activities

Our net cash flows used in investing activities increased US$3.5 million from US$7.8 million in 2018, to US$11.3 million in 2019, primarily due to the distributions from PE III and RE II to the general partners (GPs).

Financing activities

Our net cash flows used in financing activities increased by US$5.8 million, to US$53.8 million in 2019 from US$48.0 million in 2018. Our financing activities primarily consisted of dividends paid to our shareholders, which were US$46.9 million and US$38.0 million in 2019 and 2018, respectively. See “Related Party Transactions” in our financial statements for more information.

Indebtedness

As of September 30, 2020 and December 31, 2019, we had no outstanding financial indebtedness.

Capital Expenditures

In the nine months ended September 30, 2020 and 2019 and in the years ended December 31, 2019 and 2018, we made capital expenditures of US$2.6 million, US$1.1 million, US$1.3 million and US$3.1 million, respectively. These capital expenditures mainly include expenditures related to (i) acquisitions of property, equipment, and software and computer programs, (ii) M&A investments, which includes engaging in mergers and acquisitions pursuant to our inorganic growth strategy, and (iii) payments to placement agents related to future expenses regarding our portfolio distribution services to clients.

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents, and with the net proceeds of this offering. Our future capital requirements will depend on several factors, including mergers and acquisitions, payments to placement agents, and office renovations to support the execution of our strategy and business plan.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2019:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in US$ millions)

Employment obligations(1)	11.9	11.9	—	—	—
Leases(2)	3.1	1.2	1.8	0.1	—
Officer’s Fund – long-term benefit plan(3)	2.6	0.5	1.4	0.7	—
Trade and other payables(4)	0.6	0.6	—	—	—
Total	18.2	14.2	3.2	0.8	—

(1)	Employment obligations include rewards, bonuses and employee profit sharing.

(2)	We lease our offices space located in São Paulo and Cayman under agreements that expire through 2023 and 2022, respectively. The amounts were recognized according to IFRS 16 adoption as described elsewhere in this prospectus.

(3)	Officer’s Fund – long-term benefit plan refers to the Officers’ Fund Plan which has been established to provide employees with an opportunity to receive a cash benefit based on the performance of the Group. See note 27 to our audited consolidated financial statements.

(4)	Trade and other payables contractual obligations represent amounts mainly related to suppliers, customers advances, occupancy costs as disclosure in the other liabilities note of our financial statement include elsewhere in this prospectus.

Off-Balance Sheet Arrangements

As of September 30, 2020 and December 31, 2019, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates, presenting the significant accounting policies in note 4 of our unaudited condensed consolidated interim financial statements and in note 3 of our audited consolidated financial statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

For information about recent accounting pronouncements that were adopted in 2019, see note 3(n) to our consolidated financial statements included elsewhere in this prospectus.

New Standards, Interpretations and Amendments Adopted

We initially applied IFRS 16 leases from January 1, 2019. The nature and effect of these changes are disclosed below. There are no other new standards or interpretations that had a material impact on our financial statements.

IFRS 16—Leases

The IASB issued IFRS 16 to replace IAS 17 leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

We have adopted IFRS 16 from its effective date on January 1, 2019, using the modified retrospective approach. Therefore, we did not restate the comparative amounts for the year prior to adoption, as allowed by IFRS 16, and will continue to report them under IAS 17 and IFRIC 4. Until January 1, 2019, the lease agreements in which we are the lessee were classified as operating leases and recognized as occupancy expenses. From January 1, 2019, we began to recognize interest on lease liabilities as a result of the adoption of IFRS 16. See notes 4 and 23 to our audited consolidated financial statements included elsewhere in this prospectus. For lease agreements meeting the IFRS 16 recognition criteria, we recognize new assets and liabilities for leases, which were previously classified as operating or finance leases, considering practical expedients permitted by the standard.

As a result of the initial application of IFRS 16, in relation to leases that were previously classified as operating, we recognized, on January 1, 2019: (i) an increase in lease liabilities in the amount of US$4.0 million; (ii) an increase in rights-of-use assets in the amount of US$5.1 million; (iii) an increase in deferred tax liabilities of US$0.4 million; and (iv) an increase in the net impact on retained earnings of US$0.7 million, as disclosed in note 4.n. to our consolidated financial statements included elsewhere in this prospectus.

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2019 reporting periods and have not been early adopted by us. These standards are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions. For information about recent accounting pronouncements that will apply to us in the near future, see note 3.o. to our audited consolidated financial statements included elsewhere in this prospectus.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) reduced disclosure about executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes, foreign currency fluctuations and share prices. Information relating to quantitative and qualitative disclosures about these market risks is described below. For more information, see note 28(c) to our audited consolidated financial statements included elsewhere in this prospectus.

Credit Risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations. We have low exposure to credit risk, since the current amounts receivable recorded as of September 30, 2020, and December 31, 2019 and 2018 are composed mainly of management and advisory fees of investment funds managed by us and/or our subsidiaries, and also of reimbursement of expenses to be received from investees of funds under formation that are also to be managed by us and/or our subsidiaries. The current amounts receivable recorded as of September 30, 2020, and December 31, 2019 and 2018 are expected to be received mainly in the first semester of the respective subsequent year.

Liquidity Risk

Liquidity risk is the possibility of unbalances between tradable assets and liabilities, payables and receivables mismatches, which might affect our payment ability, taking into consideration the different currencies and settlement terms of our assets and liabilities. Following the amounts-to-be-received schedule, the current liabilities payments as of September 30, 2020, and December 31, 2019 and 2018 are expect to be settled in the first semester of the respective subsequent year. In addition, we perform the financial management of our cash and cash equivalents, keeping them available for paying our obligations and reducing our exposure to liquidity risk.

Market Risk

Market risk is defined as the possible negative impact on income caused by changes in market prices, such as interest rate, foreign exchange rate and share prices. Our policy aims to mitigate our exposure to market risks; therefore, as of September 30, 2020, and December 31, 2019, we mainly invest in fixed income assets, and during the nine months ended September 30, 2020 and the years ended December 31, 2019 and 2018, we did not hold derivative financial instruments.

Foreign Exchange Risk

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance results (income and/or costs and expenses) and the balance of contracts (receivable and/or payable) indexed to a foreign currency. We measure our foreign exchange exposure by subtracting our non-U.S. dollar-denominated liabilities from our non-U.S. dollar-denominated assets, thus obtaining our net foreign exchange exposure and the amount actually affected by exchange fluctuations.

Sensitivity analysis

The sensitivity analysis was based on the material assets and liabilities exposed to currencies fluctuation against U.S. dollars, as demonstrated below:

	As of September 30, 2020
	Balance in each exposure currency						Balance Total in	Exchange Variation impact considering 10% change in the ending of period
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD	USD	rates
	(in US$ thousands)
Cash and cash equivalents	513	6,880	77,483	244,069	46	38,498	39,697	120
Short term investments	18,065	—	—	—	—	10,220	13,423	320
Accounts receivable	22,038	6	54,795	122,500	14	34,295	38,323	403
Projects Advance	4,085	51	18,400	4,340	68	2,305	3,149	84
Other assets	5,621	—	10,350	203,531	98	1,026	2,216	119
Personnel and related taxes	34,290	—	120,081	884,779	8	5,018	11,490	(647)
Taxes payable	3,656	40	10,154	95,389	—	—	691	(69)
Other liabilities	11,134	1,085	8,485	58,370	171	4,111	6,472	(236)
Unearned revenue	288	—	—	—	—	20,920	20,971	(5)
Net impact in income statement								89

	As of December 31, 2019
	Balance in each exposure currency						Balance Total in	Exchange Variation impact considering 10% change in the ending of period
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD	USD	rates
	(in US$ thousands)
Cash and cash equivalents	588	3,780	183,930	78,840	42	3,164	4,120	36
Short term investments	16,928	—	—	—	—	28,832	33,030	420
Accounts receivable	37,913	—	23,218	84,887	—	1,545	26,117	946
Projects Advance	16,697	15	20,594	6,743	84	2,993	7,221	407
Other assets	4,387	21	6,745	207,565	63	1,078	2,326	108
Personnel and related taxes	44,472	—	967	1,082,104	185	4,004	15,612	(1,114)
Taxes payable and deferred	8,780	20	20,212	31,987	18	—	2,241	(219)
Accounts payable	14,791	408	14,579	90,378	66	3,997	7,850	(364)
Net impact in income statement								221

The exposure shows the balance sheet impact considering a US$ valuation increase of 10%. This scenario best reflects our expectations based on projections available in the financial market and take into account the ending rates for each year.

Industry

Global Private Markets

Worldwide financial assets have been growing at a much faster pace than that of GDP and are expected to reach a 10x multiple to global GDP in 2020 compared to 6.5x in 1990 (Harvard Business Review, Strategy in the Age of Superabundant Capital; Bain & Company, A world awash in Money). We believe that this trend suggests an important ever-growing liquidity that has been positively impacting the savings industry for decades and which we believe is likely to strengthen in the years to come.

Asset management is a global US$89.0 trillion industry according to BCG’s 2020 Global Assets Management Report, comprised of several different types of investment products and asset classes, which are generally grouped into two main categories: (i) traditional investments, such as public equities and fixed income securities; and (ii) alternative investments, such as hedge funds, private equity, venture capital, private credit, among others. Private markets are usually defined as one of the alternative investment asset classes and can be defined as all investment products whose underlying assets are not listed or publicly-traded.

There is a wide spectrum of highly specialized strategies when it comes to investing in private markets, which primarily include:

•	Private Equity: acquisition of controlling or relevant minority equity stakes in non-listed companies;

•	Infrastructure: structuring and/or financing of projects directly or indirectly related to the development, construction, commissioning or operation of infrastructure assets such as roads, railroads, ports, airports, energy transmission lines, utility companies, among others;

•	Real Estate: development and/or financing of real estate projects or portfolios with varying risk and asset profiles (e.g. residential, commercial, logistics and industrial parks, among others);

•	Private Debt: offering of debt instruments generally to unlisted companies, from less risky senior debt to more tailored instruments such as mezzanine and subordinated bonds; and

•	Venture Capital: investments in early-stage projects or ventures, usually associated with disruptive technologies and business models.

According to Preqin, AUM across private markets (excluding hedge funds and funds of funds) reached an all-time high of US$7.3 trillion in 2019, almost doubling since 2014. On average, private markets’ AUM grew at a compounded annualized growth rate, or CAGR, of approximately 13.4% in the last five years (please see the chart titled “Private Markets – AUM by fund type (US$ trillion) | World” in “Industry—Global Private Markets” for details on private markets’ growth curve).

Private Markets(1) – AUM by fund type (US$ trillion) | World

Source: Preqin.

(1)	Does not consider Hedge Funds and Funds of Funds.

In 2019, private equity and venture capital accounted for 62% of total AUM in private markets, while real estate accounted for 14%, private debt for 12%, infrastructure for 8%, and natural resources for the remaining 3%. Geographically, North America accounted for 57% of that total, followed by Europe with 21%, Asia with 19% and the other regions combined with 3%. Latin America and the Caribbean’s share of the total was less than 1%, a strong sign of lower overall private markets penetration when compared to the approximately 6% share of the world’s GDP in 2019. As of the date of this prospectus, approximately 89% of our client AUM distribution is outside of Latin America, demonstrating our global presence and ability to reach a broad and diverse base of investors. For further information, see the chart titled “Distribution Structure | Global Presence” in “Business—Our Competitive Strengths.”

Global Private Markets(1) – AUM by region (US$ trillion)

Source: Preqin.

(1)	Excludes Fund of Funds and Secondary.

(2)	Oceania, Latin America & Caribbean, Middle East, Africa.

Total global market AUM grew by approximately 7% per year between 2014 and 2019, as reported by BCG’s 2020 Global Assets Management Report, while private markets penetration grew from approximately 6.2% in 2014 to 8.2% in 2019.

Global AUM vs. Penetration of Private Markets

Source: BCG – Global Asset Management 2020, Preqin and Patria Analysis. “Private Markets” does not include Hedge Funds.

According to Preqin, a total of US$1,014 billion was raised in private markets in 2019 (excluding funds of funds and secondaries) and inflows to the asset class grew at nearly 15% per year between 2009 and 2019, when compared to US$259.0 billion in 2009.

Global capital raising – Total capital raised (US$ billion)(1)

Source: Preqin.

(1)	Excludes Fund of Funds and Secondary.

Reinforcing the Private Markets growth trend, in 2017, new capital raised from private markets exceeded capital raised in public markets for the first time in the US, according to both EY and Morgan Stanley. We believe that this trend becomes clear also when we look at the evolution of the number of listed companies in the US in the past decades – a mere 4,744 in 2019 against a peak of approximately 8,100 in 1996, indicating that Private Markets are capturing growing interest from companies as a major funding source.

Listed Companies (in thousands) | US

Source: World Bank.

The solid growth of investments in private markets has been driven by some secular trends that we believe will continue to boost investor’s allocation to the industry, which include:

•	High financial markets liquidity given the solid expansion in investible capital from institutional investors and individuals;

•	Search for higher returns from institutional investors as they are facing challenges to reach their target returns in an environment of low yields;

•	Family offices, private banks and HNWIs, who are seeking higher yields;

•	Consistent outperformance of private markets versus public markets, in terms of Net IRR, according to McKinsey and Cambridge Associates; and

•	Development of liquidity alternatives through secondaries funds.

We believe that these trends have prompted investors to allocate a growing slice of their portfolios to higher-return investments, especially to private market funds and we believe they will continue to strengthen private markets growth in the following years. According to Preqin’s The Future of Alternatives 2020 study, private markets AUM is expected to reach US$12.9 trillion by 2025 with a 12.4% CAGR from 2020 to 2025.

Significant liquidity available in financial markets given the solid expansion in investible capital from institutional investors and individuals

According to Bain & Company, as published in an article on Harvard Business Review (Strategy in the Age of Superabundant Capital), the global financial asset base has grown at a solid 5% CAGR in the last 30 years, increasing from US$221.0 trillion in 1990 to an expected US$900.0 trillion by the end of 2020. This represents an increase of over 50% in the Total Financial Assets to GDP ratio, which increased from 6.5x in 1990 to an expected 10x in 2020.

Financial assets (US$ trillion) & Financial assets/global GDP (x)

Source: Harvard Business Review: “Strategy in the Age of Superabundant Capital”, Brian & Company – “A world awash in Money”; prices and Exchange rate of 2010.

BCG’s 2020 Global Assets Management Report shows that total global market AUM grew 7.8% per year between 2008 and 2019, and forecasts it will grow 3.6% per year from 2019 to 2024. As the prevailing investor type in private markets, we expect that institutional investors, such as sovereign wealth funds, pension funds, and insurance companies will continue to allocate relevant volumes to the industry. According to McKinsey’s Global Private Markets Review 2020 based on Preqin’s data, all major institutional investors have a relevant gap between their current and target allocations in Private Equity.

Allocations to Private Equity

Source: McKinsey – Global Private Markets Review 2020.

Bain & Co.’s Private Equity Report 2020 also reinforces that LPs are under-allocated to private equity. According to their analysis, based on data from Preqin, close to 50% of LPs are below their target allocation in 2019, as shown below:

Distribution of LPs by capital raising status

Source: Bain & Company – Global Private Equity Report 2020.

The opportunity to increase private equity allocations also extends to other asset classes within private markets. According to Preqin’s Future of Alternatives 2020 study, institutional investors in general plan to increase allocations across most major asset classes, particularly in real estate (51% of respondents), private debt (67%), infrastructure (66%) and, as expected, private equity (79%).

Institutional investors’ projected change in allocations

Source: Preqin, Future of Alternatives 2020 study.

Search for higher returns by institutional investors as they face challenges to reach their target returns in a low-yield environment

Given the business dynamics of institutional investors, allocation horizons tend to be longer and illiquidity characteristics of private markets are usually tolerated as a tradeoff in exchange for the prospect of higher returns. According to McKinsey Global Private Markets Review 2020, the gap between assets and liabilities of defined-benefit pension funds in many parts of the world is widening due to changes in actuarial estimates, especially higher life expectancy, lower yields in financial markets and the late impacts of the 2008 global financial crisis.

In the United States, the liability gap of US pension funds was approximately US$1.6 trillion before 2008, with assets matching close to 80% of liabilities. This gap substantially widened from 2008 onwards and reached US$4.9 trillion, or close to 45% in assets to liabilities ratio, by March 30, 2020, according to the Federal Reserve.

Gap between US Pension(1) liabilities and assets | 2002-2020 (US$ trillion)

Sources: Federal Reserve Enhanced Financial Accounts (EFA) State Pensions, Federal Reserve Statistical Release Z.1 Financial Accounts table L. 120 (June 11, 2020).

(1)	Considers only State and Local Government Pension Funding Status from 2002 to March 2020.

Allocations from pension funds to private markets grew substantially in recent years and are expected to continue flowing to the asset class as one of the measures adopted to reduce this liability gap. McKinsey’s report also highlights that volatility in energy markets over recent years has pushed sovereign wealth funds to increase their exposure to private markets, which was also the case of insurance companies that favored Private Markets in search of superior returns.

Family offices, private banks and HNWIs are seeking higher yields for their holdings

Private markets have long been an investment alternative for institutional players mostly, as access to these types of products used to be restricted and less available to the general public. In recent years, however, GPs and other private asset distributors have realized the significant potential and latent demand of other segments such as family offices, HNWIs and mass retail. According to data from Morningstar, total AUM of listed alternative open-ended funds and ETFs in Europe grew from less than EUR50.0 billion in 2008 to close to EUR450.0 billion in 2018, a 9.3x increase in the period.

Europe | Liquid Alternative Funds AUM (EUR billion)(1)

Source: Morningstar.

(1)	Figures do not include funds-of-funds or feeder funds.

Family offices play an important role. Even though in place for decades, they have become increasingly popular among wealthy families in recent years as a means of protecting their portfolios and ensuring professional and sophisticated investment management practices, particularly in the aftermath of the global financial crisis, in a context of global decreasing yields of more traditional products, as shown in the chart below.

Decade in which family offices were formed (% of respondents)

Source: UBS The Global Family Office Report 2019.

According to Campden Wealth and UBS The Global Family Office Report 2019, a survey with 360 family offices globally showed that alternatives and private market investments already hold an almost equal share in their portfolios compared to more traditional assets such as public equities and fixed income products (43% vs. 46%, respectively). In addition, capital allocation to the first group is also likely to increase in the future in light of these families’ expectations, as shown below:

Current Allocation vs. Expectations for allocation increase in Alternative assets (% of family offices surveyed)

Source: UBS – The Global Family Office Report 2019.

We believe that such an increase in alternatives and private market investments is one of the main reasons behind the returns of these family offices’ portfolios, which are also higher among private market assets in comparison to other types of investment. The same study indicates that alternative investments were responsible for strengthening the performance of these portfolios between 2018 and 2019, with only hedge funds falling behind the total average return of 5.4%.

Average performance of Family Offices’ portfolios by asset type (Q1/Q2 2018 – Q1/Q2 2019)

Source: UBS – The Global Family Office Report 2019.

The example of private debt instruments helps illustrate the increasing importance of private markets to non-institutional investors. According to the Alternative Credit Council, a survey with firms managing US$400.0 billion in private credit assets globally reported that more than 80% of them expect family offices and HNWIs to increase or at least maintain their allocation to private debt strategies over the next three years.

Consistent historical outperformance of private markets vs. public markets

Historically, private markets funds returns have generally outperformed public markets investments, according to McKinsey and Cambridge Associates. The public market equivalent methodology, or PME, is commonly applied to compare returns from private markets funds to public equities, vintage by vintage. Despite some variations depending on the calculation method used (e.g. LN-PME, PME+, mPME etc.), all methodologies consider the replication of the same investment cash flows (contributions and distributions) observed in a private equity investment into a chosen public market index, estimating its returns.

According to McKinsey, private equity vintages from 2009 to 2016 outperformed PME benchmarks, based on data from Burgiss (PME) and Cambridge Associates (mPME). Consistently, pooled net IRR of private equity funds were superior to the benchmarks.

Public Market Equivalent(1) (PME) and mPME (S&P 500) by vintage | PME/mPME = 1

Source: McKinsey – Global Private Markets Review 2020.

(1)	Modified Public Market Equivalent (mPME) replicates private investment performance under public market conditions. The public index’s shares are purchased and sold according to the private fund cash flow schedule, with distributions calculated in the same proportion as the private fund, and mPME NAV is a function of mPME cash flows and public index returns. “Value-Add” shows (in basis points) the difference between the actual private investment return and the mPME calculated return.

A similar study from Cambridge Associates (Private Investments Benchmarks Global Private Equity Report 2020), points to the same conclusion, with the spread in returns between private equity funds and equivalent stock markets indexes on a 5-year time horizon as of March 31, 2020, reaching 4.6 percentage points for the S&P 500 mPME and more than 13 percentage points for the MSCI Europe mPME.

Horizon pooled return compared to modified Public Market Equivalent(1) (mPME) | As of March 31, 2020

Source: Cambridge Associates Private Investments Benchmarks Global Private Equity Q1 2020 Final Report.

(1)	Modified Public Market Equivalent (mPME) replicates private investment performance under public market conditions. The public index’s shares are purchased and sold according to the private fund cash flow schedule, with distributions calculated in the same proportion as the private fund, and mPME NAV is a function of mPME cash flows and public index returns. “Value-Add” shows (in basis points) the difference between the actual private investment return and the mPME calculated return.

Development of liquidity alternatives through secondaries funds

A strong indication of the maturity level of a particular investment class is the degree to which their assets are traded in secondary transactions. This is because secondaries create an anticipated liquidity alternative to investors, reducing the typical withdrawing restrictions and consequently boosting appetite for new allocations. An internal analysis based on data from Preqin, McKinsey and Greenhill indicates two important trends for Private Markets:

(i)	The AUM of secondary products grew at a 14% CAGR from 2010 to 2019, coming from a robust average growth of 10% per year in the 2010-15 period and accelerating to 20% per year until 2019, reaching a total of US$300.0 billion globally; and

(ii)	The volume of deals between secondary asset holders has followed a similar trend, accelerating from a 17% per year growth in the 2012-15 period to 22% per year from 2015 to 2019.

Secondaries AUM by Year (US$ billion)	Secondaries Deal Volume by Year (US$ billion)

Source: Preqin, McKinsey and Greenhill.

Overview on Private Markets Investors

According to Preqin, there are about 5,000 institutional investors in private markets globally, most of them located in North America (approximately 3,000 of them, or 60%) and Europe (approximately 1,340 of them, or 27%).

Private Market Investors by region(1)(2)

Source: Preqin.

(1)	“Private Market” is represented by Private Equity, Private Debt, Real Estate and Infrastructure.

(2)	Does not consider investors without information of total allocation in Private Markets, also does not consider Fund of Funds, Secondary and Hedge Funds.

We note the same concentration when analyzing investor distribution by type. Nearly 36% of the AUM falls within the portfolios of pension funds (2,161 players), followed by asset managers (approximately 17% of total AUM distributed among 188 players) and insurance groups (close to 14% of total AUM among 403 players). The remaining group is comprised of sovereign wealth funds, fund managers, banks, private equity funds of funds and other smaller players, which in total represent the remaining 34% of the total AUM.

Investors’ distribution by type (% of AUM)

Source: Preqin.

(1)	“Pension Fund” represents both public and private funds. “Private Market” is represented by Private Equity, Private Debt, Real Estate and Infrastructure. Does not consider investors without information of total allocation in Private Markets, also does not consider Fund of Funds, Secondary and Hedge Funds.

Growth prospects

We believe that the overall outlook for continued growth in private market AUM, from both traditional and new sources of capital, remains particularly strong, as a result of the secular trends previously discussed and the following factors that we expect will continue supporting growth:

•	Fund managers and institutional limited partners are still underweight relative to their target allocations for private markets: As discussed previously, there is consensus that portfolios of institutional investors and family offices will need to be rebalanced towards more aggressive risk-return profile assets, such as private equity, infrastructure and private debt;

•	Strong actuarial pressure on pension funds is likely to remain: Accounting for a third of the total amount allocated in private markets globally, pension funds are the ultimate make or break for the industry. As outlined above, the assets to liabilities gap for these players has reached strikingly high levels, and we believe it is very unlikely that actuarial and investment officers will lean towards more traditional, less-yielding products until this equation is solved, or at least substantially addressed. A study from CAIA Association, The Next Decade of Alternative Investments: From Adolescence to Responsible Citizenship 2020, based on data from PublicPlansData.org, shows that penetration of alternatives has been growing steadily in US public pension funds since the beginning of the century. More recently, the U.S. Labor Department issued guidance in June 2020 stipulating that business owners with 401(k) plans can more safely offer certain funds with a private equity component to their employees, indicating a relaxation in regulatory constraints that may boost even more the allocation in private markets.

Average US Public Pension allocation

Source: CAIA Association – The next decade of alternative investments.

•	Favorable macroeconomic conditions should keep excess of liquidity worldwide at high levels: The COVID-19 pandemic increased the need for boosting economic activity and capital inflows after the financial crisis, which has pushed governments and central banks all over the world to implement more loosen monetary policy measures, which made interest rates plummet. Traditionally safe bonds no longer generated expected returns, and investors were forced to seek both yield and protection in other asset types, such as private equity and other types of alternatives. This was true also in countries that have typically held long periods of high-level interest rates, such as Brazil. Brazilian governments, in general, have been able to put forward an agenda of mostly welcomed structural reforms in recent years – this is particularly true for the current administration, which continues to push for a positive agenda of privatizations and modernization of the tax and the public service systems – which we believe are likely to increase levels of private investment and contribute to boosting economic productivity and GDP growth.

We believe that the robust track record of the industry in the past decade, when coupled with the outlook elements outlined above, supports our view that private markets are likely to continue to achieve strong capital inflows in the future. According to Preqin’s The Future of Alternatives 2020 study, private markets AUM is expected to reach US$12.9 trillion by 2025 with a 12.4% CAGR from 2020 to 2025. According to the CAIA Association’s report on The Next Decade of Alternative Investments: From Adolescence to Responsible Citizenship 2020, penetration of alternative investments is expected to increase from 12% in 2020 to 18-24% by 2025. We believe in strong tailwinds for the industry in the years to come and we believe we are and will continue to be well-positioned to seize and capture opportunities within that context.

Latin America – Macroeconomic Perspectives

The Secular Growth Shift: Up Emerging Economies, Down Advanced Nations

We have a track record of exploring market opportunities arising from secular trends and structural changes in emerging economies, especially in Latin America. We believe that among such opportunities, the growing pool of attractive investment assets that results from the widening economic growth gap benefits less developed economies such as those in Latin America over advanced ones. According to the IMF, the compound annualized growth rate, or CAGR, of emerging nations is more than twice that of high-income countries, as shown below:

World’s GDP: Developed vs. Emerging Economies
(US$ billion current, not PPP adjusted)

Source: International Monetary Fund.

Furthermore, the purchasing power parity, or PPP, exchange rates, which measure the rates at which the currency of one country would have to be converted into that of another country to buy the same amount of goods and services in each country, are significantly different in less developed compared to advanced countries. In other words, the contribution to world growth from emerging economies is underestimated if the proper PPP adjustment is not made. Therefore, according to the World Bank, emerging economies accounted for three quarters to four-fifths of global real GDP growth over the past 15 years.

Contribution of Emerging Countries to global real GDP growth
% of total (PPP-adjusted)

Source: World Bank.

The emerging economies’ growth differential generates varied options for capital expenditure programs with high returns adjusted for risk. The population in emerging economies is not only significantly younger than that of the developed markets but is also growing faster in absolute numbers, which results in a demographic bonus deriving from the steady increase of human capital over the longer term. As a result, approximately 85% of the world’s population now lives in an emerging market country.

Latin America’s Sweet Spot

Latin America benefits from most of the developments associated with the secular growth shift listed above. However, while emerging economies have a disproportional share of natural resource wealth compared to advanced nations, Latin America stands out as the region that singularly combines a vast majority of its population living in urban areas (81%, identical to that of high income countries and considerably above the world average of 56%, according to the World Bank), with an abundance of raw materials and energy supplies, of which renewable sources account for a substantial portion. Therefore, we believe it is possible to explore capital expenditure programs that simultaneously combine appealing theses that leverage on large domestic consumer markets, renewable environmental resources and the ability to competitively export primary products, thus leading to more efficient portfolio diversification.

Another fundamental trend in the region is the growing support for sustainable strategies that integrate the analysis of environmental, social and governance, or ESG, factors into the investment process According to the World Bank, Latin America reports the highest percentage of nationally protected terrestrial and marine areas to total territory, which is suggestive of institutional evolution in the region for the sustainable use of natural resources, as well as an increased awareness of environmental changes. In several Latin American countries, notably in Brazil, investment programs have to carefully address the availability and use of natural resources (such as timber, water, cultivable land, and energy), along with risks of environmental degradation (pollution, deforestation, and loss of habitat and biodiversity).

Besides sustainable investing, the institutional development in Latin America in recent years has led to progress on other important areas. The Bertelsmann Stiftung’s Transformation Index, or BTI, which gauges transformation processes toward democracy and a market economy in international comparison and identifies successful strategies for peaceful changes, finds Latin American countries well positioned in the emerging markets’ universe. The BTI is an international comparative index that measures the quality of governance with self-assessed data and offers a comprehensive analysis of political management in transformation processes. The BTI has regularly analyzed and evaluated the quality of democracy, market economy and governance in currently 137 developing and transition countries since 2004.

Institutional development in Latin America: Economy vs. Political System

Source: Bertelsmann Stiftung – The Transformation Index Project.

In two significant dimensions, Latin America has been recording substantial progress. As for market economy indicators, there has been an improvement in economic performance, competition policies and property rights, as well as in social security and labor compensation frameworks, opportunity equality and sustainability themes, as discussed previously. With regard to political transformation, the notable achievements are freer elections and enhanced political participation, the proper functioning of the rule of law and “stateness” (i.e. a state’s capacity to maintain its territory, nation, and citizens’ welfare), together with the broader acceptance, representation and political culture of the democratic system. As an intriguing example of notable achievements resulting from these developments, Latin America managed to lift more than 70 million people out of poverty while expanding the middle class by more than 50% over the past decade, according to a BTI study.

These accomplishments are fostering an environment supportive of long-term investment programs, which includes the mitigation of risks traditionally associated with capital expenditure programs in the region. Currency instability is possibly the most notorious one and substantial developments in local capital markets have brought forward a wider variety of cost-effective hedging options. More importantly, however, improved macroeconomic fundamentals, especially stronger external accounts, have led to lower foreign exchange rate volatility in most Latin American economies. We understand that a substantial majority of regional currencies are complying with purchasing power parity prescriptions that correlate exchange rate movements with inflation differentials against the reference country (the United States).

Over the long haul, lower inflation differentials have gradually reduced annual currency depreciation in the region, and hence volatility, except for Argentina, as shown in the chart below. We believe that we have the ability to drive and generate higher returns in local currency and U.S. dollars as well given our proprietary business strategies, such as staged capital deployment to average up and down the market exchange over time, investment in industries that can invoice in hard currency or whose revenues are exchange rate-indexed, among others.

LatAm: FX change vs. CPI differentials 20-year windows

Source: Bank for International Settlements (BIS), International Monetary Fund (IMF) and Patria Research.

A more recent development is the decline of interest rates. While until late in the 1990s all major Latin American countries reported double-digit short-term interest rates, in 2019 they ranged from 2.5% to 5.5% per annum, according to the World Bank (see chart below). Nevertheless, the fundamental shift happened after 2016, when the largest economy, Brazil, definitely migrated to the single-digit territory. That greatly accelerated the regional transformation of domestic capital markets, which are now able to provide more effective financing for consumer spending and firms’ operations. We believe that business conditions then improved considerably and the lower cost of capital along with the ensuing asset prices increase created a more stimulating environment for capital expenditure programs. Moreover, there has been broad portfolio reallocation by individuals, institutional investors, family offices etc., away from traditional instruments and into new investment options, such as the alternative asset classes managed by us.

Short-term Interest Rates in Latin America

Source: World Bank.

Brazilian Private Markets

According to June 2020 consolidated investment funds data from the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA, from 2009 to 2017, private markets NAV (net assets value) in Brazil grew at 21.7% per year in nominal terms. In parallel to consecutive interest rate cuts that took place from 2017 to 2019, the asset class’ NAV took off at almost 28% per year during this period, reaching R$625.0 billion in 2019 for private markets, equity funds according to ANBIMA. Considering the whole spectrum from 2009 to 2019, the compounded annual growth rate was close to 23%, making private markets one of the fastest-growing asset classes within the assets management industry in Brazil.

Nominal and real interest rates (%)(1)

Source: Brazilian Central Bank, IBGE.

(1)	Last date: August 31, 2020; Selic target; Accrued IPCA LTM.

Private Markets NAV evolution (R$ billion)

Source: ANBIMA, June 2020. Note: Nominal terms.

We believe the asset management industry in Brazil as a whole is also showing renewed strength and vigorous growth. ANBIMA’s database shows that the NAV for the industry in general grew from 2009 to 2019 at 15% CAGR while the penetration of private markets doubled from 5.7% to 11.4% in the last decade, increasing its penetration within the industry. The following chart illustrates the evolution of investment funds’ NAV.

Investment funds NAV evolution (R$ billion)

Source: ANBIMA, June 2020.

(1)	Off-Shore, Foreign Exchange funds and ETFs. Note: Nominal terms.

Private Markets in Brazil comprise primarily three types of investment vehicles:

•	FIP (fundo de investimento em participações, or equity investment fund): investment fund focused on acquiring stakes of public or private companies. Usually comprises investments within the private equity, venture capital and infrastructure asset classes;

•	FIDC (fundo de investimento em direitos creditórios, or credit rights investment fund): investment fund that allocates most of its resources in credit rights, as multi-segment receivables, from both listed and non-listed entities; and

•	FII (fundo de investimento imobiliário, or real estate investment fund): investment fund focused on acquiring assets related to the real estate market (rural or urban properties, built or under construction, for commercial or residential purposes), as well as bonds and securities within the same sector (quotas of other FIIs, shares of real estate companies etc.).

By December 2019, 48% of NAV in private markets was allocated to equity investment funds (FIPs), 33% to credit rights investment funds (FIDCs) and the remaining 20% to real estate investment funds (FIIs).

Private Markets NAV distribution (2019 | %)(1)

Source: ANBIMA, June 2020.

(1)	Nominal terms.

We understand that the reasons for the disproportional growth in private markets in Brazil are analogous to what happened globally in the last decade with declining interest rates pushing institutional and individual investors towards higher yield products, especially private markets funds. Despite the recent growth, we believe that private markets in Brazil are still in their infancy in terms of size and relevance. We expect inflows to the asset class will remain strong given the main drivers below:

•	Sustained low real interest rates in Brazil due to major economic reforms approved and under implementation in Brazil, as discussed previously;

•	Reallocation of capital currently invested in low yield products to AUM and private markets;

•	Bank disintermediation undergoing in Brazil; and

•	Financial deepening of Brazilian investors.

Reallocation of capital currently invested in low yield products to AUM and private markets

According to Oliver Wyman’s report “The Brazilian Investment Landscape” issued in 2019, investment assets in Brazil grew at 11% per year from 2011 to 2018, and are expected to grow at 10% per year from 2018 to 2024.

Evolution of volume of investment assets (R$ trillion)(1)

Sources: Brazilian Central Bank, ANBIMA, EIU, ABRAPP, SUSEP, Itaú, Oliver Wyman.

(1)	Nominal terms. Includes investment assets from retail (pension funds and offshore) and corporate (non-financial and insurance).

Between 2011 and 2018, the Brazilian investments mix changed substantially as the share of saving accounts (poupança) and cash of total investments dropped from 23% in 2011 to 20% in 2018. Fixed income securities also contracted from 23% to 19% in the same period. We believe that capital flew to higher-yield products such as funds and equities or pension funds mainly as a result of fiscal incentives. Oliver Wyman predicts that portfolio reallocation will continue. According to their study, funds will grow to more than 36% of total investment assets by 2024.

Evolution of investment assets by product type

Source: Brazilian Central Bank, ANBIMA, EIU, ABRAPP, SUSEP, Itaú, Oliver Wyman.

Within funds investors, we have noticed the same increased demand for yield. Net inflows to fixed income funds dropped dramatically in the last two years as interest rates came down while high value-added funds’ net inflow increased. According to ANBIMA’s data for 2019, for example, fixed income funds lost net R$56.0 billion in NAV, while high value-added products received more than R$234.0 billion.

Investment funds net inflow (R$ billion)

Source: ANBIMA, June 2020.

(1)	Nominal terms. Equities, Private Markets and Hedge Funds.

(2)	Exchange and ETFs.

By the end of 2019, there was approximately R$4.0 trillion invested in low yield securities such as saving accounts, time deposits, fixed income securities and fixed-income funds according to data from the Brazilian Central Bank and ANBIMA. We believe a large slice of this capital will flow to private markets in the next five years.

Allocations in low yield securities (R$ trillion and %) | December 2019

Source: Brazilian Central Bank, ANBIMA. Data as of the last working day of the year.

Case Study – Reallocation of capital currently invested in low yield products to AUM and Private Markets

We believe there is a clear inverse correlation between interest rates and private market investments, as shown by an analysis compounding data from Preqin, the World Bank, OECD and Reuters plotting a list of countries based on their ranked capital raising activity for alternative assets (as a % of GDP, on a 0-100 scale) against their ranked nominal interest (also on a 0-100 scale), both axis considering average figures between 2015 and 2019. Although there are other elements to the capital raising and the penetration equations, the analysis shows that (i) countries with high historical interest rates (such as Brazil, Russia or South Africa) are almost always in the bottom quartile in terms of capital raising targeting alternative investments; and (ii) their counterparts with lower interest rates will tend to have higher levels of capital inflows to alternatives and other types of more aggressive risk-return profile products.

Alternatives capital raising in Brazil and OECD’s countries (% GDP) vs. interest rate | Parametrized axes (0-100)

Sources: Preqin, World Bank, OECD, Reuters.

(1)	Yearly average of total amount raised in Alternative assets by country between 2015 and 2019.

(2)	Yearly average of public debt’s interest (long-term) by country between 2015 and 2019.

Bank disintermediation undergoing in Brazil

The financial services market in Brazil is highly concentrated and controlled by a few traditional financial institutions. Such market concentration is also reflected in the distributions of investment products. According to Oliver Wyman’s report, the five largest banks concentrated 93% of assets under custody in 2018.

The dominance of traditional banks on investment products distribution started to be challenged a few years ago with the emergence of independent brokers and independent advisors, which flourish by offering a better service and a broader and more cost-effective portfolio of products. Digital tools helped to expand the reach of independent brokers and advisors. In this respect, the number of IFAs (independent financial agents) almost doubled from 2015 to 2019 according to Oliver Wyman.

Evolution of distribution channels
Evolution of distribution channels in Brazil	Mutual funds’ assets by distribution channel(1)

Sources: ANBIMA, Valor, Infomoney survey May 2017, Financial Times, Platforum, Oliver Wyman.

(1)	For banks, it includes both retail and private banking branches as well as online banking, and excludes networks of IFA belonging to the groups. 2017 data.

Number of independent financial advisors and branch managers
Evolution of registered Brazilian IFAs (2015-19 | ‘000)	Evolution of branch managers (2016-19 | ‘000)

Source: Ancord, Brazilian Central Bank, CVM, SUSEP, Oliver Wyman.

As demand for higher yield asset classes continues to take off, we believe that those rising independent brokers and advisors can become a relevant distribution channel for Private Markets, especially for HNWI and Affluent mass investors.

Increased financial awareness of Brazilian investors

Historically, savings accounts were the preferred investment product for the average Brazilian as it used to offer reasonable risk-free yields, guaranteed by the Brazilian federal government, as well as being widely available for a population with limited financial education. However, the sharp decline in interest rates encouraged middle and upper classes to learn about investments and try more sophisticated products. For example, ANBIMA’s data shows that high value-added funds NAV (private markets, hedge funds and public equity funds) grew 26% per year from 2016 to 2019.

High value added funds NAV evolution (R$ billion)(1)

Source: ANBIMA, June 2020.

(1)	Equities, Private Markets and Hedge Funds. Nominal terms.

Another “innovation” in private markets in Brazil was the development of listed funds that are generally backed by real estate and credit assets. We believe such listed products will popularize access to private markets, especially for an affluent mass of HNWIs and the general public, as it solves the liquidity limitations of such types of investment.

Number of REITs listed	Number and volume of REITs offerings

Sources: B3, CVM.

(1)	Funds registered on CVM and listed on B3.

Despite the growing sophistication of investment portfolios, approximately R$115.0 billion from high net worth and ultra-high net worth individuals still remains allocated on saving accounts (poupança), according to Oliver Wyman’s report. We believe that financial awareness will continue in Brazil. The development of independent advisors and brokers, the easy access to information and the increased pressure of low interest rates will move investment from more traditional products to more sophisticated ones.

Overview of Market Competitiveness

The market for private markets managers in Brazil is fragmented in the number of players but concentrated in volume. According to reports by KPMG and the Brazilian Private Equity & Venture Capital Association (Associação Brasileira de Private Equity & Venture Capital), or ABVCAP, (Data Consolidation 2019 – Private Equity and Venture Capital Industry in Brazil), in 2018, approximately 20% of managers of private equity and venture capital funds in Brazil concentrated 82% of total committed capital, and almost 88% of the capital available for investments and expenses. The remaining volume was shared by the other 128 managers in Brazil.

Therefore, we believe private equity is a business largely dependent on scale. Concentration is a global trend as shown by McKinsey in their private markets review 2020 report. As an example, we believe that 50% of capital raised globally in buyout funds in the last three years was concentrated in large funds that had more than US$5.0 billion in AUM.

Capital and number of managers per committed capital ranges (2018 | %)

Source: ABVCAP and KPMG “Data Consolidation 2019 Report.”

Global buyout capital raising(1) (%)

Sources: Preqin and McKinsey Global Private Markets Review 2020.

(1)	Excludes secondary and funds-of-funds. By fund size and year close.

Managers in Brazil can be divided into three groups according to their profile: (i) local operations of international managers, (ii) traditional local managers and (iii) new entrants. Traditional local players are the incumbents in the market and manage multi-vintage and multi-asset class funds while directly competing with each other for investors’ available funds. In the last years, very disperse performance among those managers made investors concentrate their exposure to Brazil in the few over performers even though new entrants come to the market every year. Many of these new entrants have developed good and competitive products, but face challenges to raise capital, especially in global markets.

Growth perspectives

The expected growth in investment assets combined with the increasing relevance of funds predicted by Oliver Wyman projects that funds AUM in Brazil should grow at an 11% CAGR from 2018 to 2024.

The potential for Brazilian private markets also becomes clear when comparing it as a percentage of GDP against other markets in the world: according to data from Preqin and the World Bank, Brazilian private markets represent 2.4% of the country’s GDP against a global average of 8.3%, which represents a gap of 3.5x. Brazil’s 0.6% share of the global private markets AUM presents a sizeable greenfield space for a country with a 2% share of the total global GDP.

Private Markets AUM vs GDP (2019 | %)

Sources: Preqin, World Bank.

Regulatory Overview

We are subject to government authorizations in the jurisdictions in which we operate and conduct our activities.

Our Regulatory Overview

Our subsidiary Pátria Investimentos Ltda. performs activities that are subject to regulation in Brazil by the CVM and is a member of the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA and the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or ABVCAP. Our subsidiary Patria Infraestrutura Gestão de Recursos Ltda. also performs activities that are subject to regulation in Brazil by the CVM, however it is not a member of ANBIMA nor ABVCAP. Patria Infraestrutura Gestão de Recursos Ltda. is currently being merged into Pátria Investimentos Ltda., however there is no assurance that the merger will be finalized before this offering. As required by the applicable Brazilian regulation, both Pátria Investimentos Ltda. and Patria Infraestrutura Gestão de Recursos Ltda., or the Brazilian Regulated Entities, are authorized to operate by the CVM, as follows:

•	each of the Brazilian Regulated Entities is authorized to perform portfolio management services for all types of investment funds in Brazil, or Investment Funds; and

•	each of the Brazilian Regulated Entities is authorized to provide fiduciary administration services for Brazilian private equity investment funds, or (fundos de investimento em participações) FIPs.

Furthermore, the Brazilian Regulated Entities are duly authorized to act in the distribution of quotas of the Investment Funds that they manage, pursuant to article 30 of CVM Rule No. 558, which allows asset management companies to perform distribution activities, however with certain restrictions in relation to an entity fully authorized as a member of the distribution system, such as not being able to distribute securities issued by third-parties. To perform such distribution activities, the Brazilian Regulated Entities must comply with all CVM rules applicable to the members of the distribution system regarding (1) suitability requirements to the clients’ investor profile, (2) registration of clients, payment of redemptions, amortizations and/or investment orders to and from the clients’ accounts, (3) money laundering, concealment of assets, rights and values prevention and (4) exchange of information between the distributor and the fiduciary administrator of the relevant Investment Fund, and appoint an officer to ensure that these rules are properly observed.

Our subsidiaries in Bogota (Colombia), Santiago (Chile), New York and Los Angeles (United States) are non-operational subsidiaries.

Our Cayman Islands subsidiary, Patria Finance Limited, is an exempt reporting adviser under the U.S. Investment Advisers Act of 1940 as it acts solely as an adviser to private funds and have assets under management, as defined in Rule 203(m)-1, in the United States of less than US$150.0 million.

Patria Finance Limited is also registered with the Cayman Islands Monetary Authority, or CIMA, as a registered person under the Securities Investment Business Law (2020 Revision) of the Cayman Islands, or SIBL. SIBL and related regulations is the framework which governs the regulation of persons carrying on securities investment business in or from the Cayman Islands.

Patria Finance Limited holds a Trade and Business License in the Cayman Islands issued on 13 March 2018 by the Trade and Business Licensing Board under the Trade and Business Licensing Law (2019 Revision) allowing it to carry on trade or business in or from within the Cayman Islands. Patria Finance Limited has physical presence in the Cayman Islands.

Our subsidiaries in Montevideo (Uruguay), London (United Kingdom), Dubai (UAE), and Hong Kong (China) perform activities that require registration with and regulation by appropriate regulatory authorities in their jurisdictions, as follows:

•	Hong Kong: license Type 1 Dealing in Securities, issued by the SFC (Securities and Futures Commission);

•	Dubai: category 4 DIFC Investment Advisory License, issued by the Dubai International Financial Centre;

•	UK: authorized as a MiFID Exempt CAD Firm by the FCA, an Exempt CAD firm with limited core Markets in Financial Instruments Directive (MiFID) activities and services: 1. A1 (Reception and transmission of orders in relation to one or more financial instruments); and 2. A5 (Investment advice); and

•	Uruguay: portfolio manager (in process of obtaining license from the Central Bank of Uruguay).

Main Regulatory Entities

The main regulatory authorities to which our subsidiaries are subject to are, in Brazil, the CVM, the Central Bank and the CMN and, in the Cayman Islands, CIMA. In addition, the Brazilian Regulated Entities are subject to the self-regulatory rules issued by B3, ANBIMA and ABVCAP. We present below a summary of the main duties and powers of the CVM, ANBIMA and ABVCAP.

CVM

The CVM is a federal regulatory authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market.

The main responsibilities of the CVM are the following:

•	regulating the Brazilian capital markets, in accordance with Brazilian Law. No. 6,404, of December 15, 1976 (Brazilian Corporation Law) and Law No. 6,385, of December 7, 1976 (Brazilian Securities Law);

•	setting rules governing the operation of the securities market;

•	defining the types of financial institutions that may carry out activities in the securities market, as well as the kinds of transactions that they may perform and services that they may provide in such market;

•	controlling and supervising the Brazilian securities market through, among others:

•	the approval, suspension and de-listing of publicly held companies;

•	the authorization of brokerage firms to operate in the securities market and public offering of securities;

•	the supervision of the activities of publicly held companies, stock exchange markets, commodities and future markets, financial investment funds and variable income funds;

•	the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies; and

•	the imposition of penalties; and

•	permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

ANBIMA and ABVCAP

ANBIMA and ABVCAP are private self-regulatory associations of asset managers and other entities, which, among other things, establish rules as well as codes of best practices for entities operating in the Brazilian capital market. ANBIMA and ABVCAP also establish punitive measures in case of noncompliance with its rules. ABVCAP’s self-regulatory authority is restricted to FIPs.

Pursuant to ANBIMA’s bylaws, any change of control or change in the organization structure of a member – such as the merger of Patria Infraestrutura Gestão de Recursos Ltda. into Pátria Investimentos Ltda. or this offering itself – has to be notified by such member to ANBIMA. ANBIMA may request that a member which had its control or organizational structure changed re-applies for association and the decision on the readmissions is subject to a discretionary decision of ANBIMA’s ethical committee and the fulfillment of specific procedures.

Punitive Sanctions

Legal violations may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law No. 13,506 and CVM Rule No. 607 of June 18, 2019, regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements that may be imposed by the CVM. Among other matters, Law No. 13,506:

•	limits fines imposed by the CVM to the greater of the following amounts: R$50.0 million, twice the value of the irregular transaction or offering, three times the amount of the economic gain improperly obtained or loss improperly avoided loss, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to triple the amounts above;

•	provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to twenty years;

•	imposes coercive or precautionary fines of up to the greater of between (i) 0.1% of the prior fiscal year’s consolidated revenues of the economic group of the fined entity and (ii) R$ 100,000.00;

•	prohibits offending institutions from participating in securities markets; and

•	provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years;

Penalties may be aggregated, and are calculated based on the following factors:

•	gains obtained or attempted to be gained by the offender;

•	economic capability to comply;

•	severity of the offense;

•	actual losses;

•	any recurrence of the offense; and

•	the offender’s cooperativeness with the investigation.

Additionally, CVM Rule No. 608, of June 25, 2019, provides for the application of fines for the delay in disclosing information the disclosure of which is required either periodically or eventually (ordinary fines) or as a consequence of a specific order from the CVM (extraordinary fines). Ordinary fines may amount to R$ 1,000.00 per day, while extraordinary fines may amount to up to R$ 10,000.00 per day, whereas, in case of an abnormality that needs correcting, the Board of Commissioners of the CVM may set extraordinary fines at the highest between (1) 0.1% of the last fiscal year’s consolidated revenues of the economic group of the fined entity and (2) R$ 100,000.00.

Relevant Applicable Law to Asset Management Activities in Brazil

Pursuant to Law No. 6,385 of December 7, 1976, as amended, or Law No. 6,385/76, the distribution and issuance of securities in the market, trading of securities, management and settlement and/or clearance of securities transactions all require prior authorization by the CVM. The applicable regulatory framework in Brazil is further supplemented by regulation issued by the CVM, CMN and the Central Bank, and self-regulation policies, such as those issued by various associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, (for example, B3, the ANBIMA and the ABVCAP).

Licensing Requirements

As to the asset management activities in Brazil, the CVM Rule No. 558 defines asset management activities as professional activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of clients. CVM Rule No. 558 provides for two categories of asset managers: (1) fiduciary administrator and/or (2) portfolio manager.

To be authorized by the CVM to engage in such activity, legal entities that operate as asset managers must (1) have a its headquarters in Brazil; (2) have fiduciary administrator or securities portfolio management, as applicable, as a corporate purpose and be duly incorporated and registered with the Legal Entities Taxpayer Registration – CNPJ; (3) have one or more officers duly certified and approved by the CVM to take on liability for fiduciary administration or securities portfolio management, as applicable, pursuant to CVM Rule No. 558; (4) appoint a compliance officer and, in the case of portfolio managers, also a risk management officer; (5) appoint a distribution officer, if the entity distributes shares of Investment Funds administrated or managed thereby, as applicable; (6) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Rule No. 558 who is not unable or suspended from occupying a position in financial institution or other entities authorized to operate by the CVM, the Central Bank, SUSEP or PREVIC, and have not been banned from asset management activities by judicial or administrative decisions; (7) put in place and maintain personnel and IT resources appropriate for the size and types services to be rendered; and (8) execute and provide the applicable forms to the CVM so as to prove its capacity to carry out such activities, pursuant to CVM Rule No. 558.

Under CVM Rule No. 558, asset management services providers must, among other requirements, conduct their activities in good faith, with transparency, diligence and loyalty with respect to their clients and perform their duties with the aim of achieving their investment objectives.

This same regulation requires asset management services providers to maintain a website, with extensive current information, including, but not limited to (1) an updated annual filing form (formulário de referência); (2) a code of ethics; (3) rules, procedures and a description of internal controls in order to comply with CVM Rule No. 558; (4) a risk management policy; (5) a policy of purchase and sale of securities by managers, employees and the company; (6) a pricing manual for assets from the securities portfolios managed by such asset manager, even if the manual has been developed by a third party; and (7) a policy of apportionment and division of orders among the securities portfolios.

Moreover, under CVM Rule No. 558, asset management firms are forbidden from (1) making public assurances of profitability levels based on the historical performance of portfolio and market indexes; (2) modifying the basic features of the services they provide without following the prior appropriate procedures under the asset management agreement and regulations; (3) making promises as to future results of the portfolio; (4) contracting or granting loans on behalf of their clients, subject to certain exceptions set out in regulation; (5) providing a surety, corporate guarantee, acceptance or becoming a joint obligor in any other form, with respect to the managed assets, except under certain circumstances set forth in the regulation; (6) neglecting, under any circumstances, the rights and intentions of the client; (7) trading the securities from the portfolios they manage with the purpose of obtaining brokerage revenues or rebates for themselves or third parties; or (8) subject to certain exceptions set out in the regulation, acting as a counterparty, directly or indirectly, to clients.

Internal Compliance Procedures

CVM Rule No. 558, requires that asset management firms maintain internal compliance procedures.

Regulation Against Money Laundering in Brazil

Law No. 9,613 of March 3, 1998, as amended by Law No. 12,683 of July 9, 2012, or the Anti-Money Laundering Law, and Law No. 13,506 of November 13, 2017 (related to administrative procedures and enforcement conducted by CVM and the Central Bank), plays a major regulatory role in Brazil. The Anti-Money Laundering Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash or assets acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial system for the aforementioned illicit acts. The Anti-Money Laundering Law also created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras) or COAF, which operates under the Ministry of Economy. The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the authority of other bodies and entities, as well as report suspicious criminal activities to the prosecutors and the police. Pursuant to the Anti-Money Laundering Law, banks, securities brokers, securities distributors, asset managers, leasing companies, credit card companies, insurance companies and insurance brokers, among others, must:

•	identify and maintain up-to-date records of their clients, for a period of at least five years;

•	keep up-to-date records of all transactions, for a period of at least five years, in Brazilian and foreign currencies, involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceed the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities;

•	keep up-to-date records of all transactions, for a period of at least five years, in Brazilian and foreign currency, involving securities, bonds, credit, instruments, metals, or any asset that if converted into cash exceed the applicable minimum amount set forth by the relevant authorities, such transactions must be in accordance with guidance on amount, timing and counterparties from the relevant authorities;

•	adopt anti-money laundering, or AML, internal control policies and procedures that are compatible with the size of the company;

•	register and maintain up-to-date records with the appropriate regulatory agencies;

•	comply with COAF’s requests and obligations;

•	pay special attention to any transaction that, considering the provisions set forth by competent authorities, may indicate the existence of a money laundering crime; and

•	confirm to the applicable regulatory agency that no offending transactions have occurred.

Currently, CVM Rule No. 617, of December 5, 2019, provides for rights, obligations and guidelines related to anti-money laundering and combating the financing of terrorism, or AML/CFT, procedures applicable to asset management firms, such as the Brazilian Regulated Entities.

The provisions of CVM Rule No. 617 are listed below:

•	Risk-Based Approach. Through their internal rules, procedures and controls, the entities subject to CVM Rule No. 617 should define the scope of analysis in their registration procedures and AML/CFT in accordance with a group of considerations, such as: (i) scope of activities performed by the regulated entity; (ii) scale; (iii) complexity and diversity of transactions; (iv) client base; among other aspects that can assist in measuring the level of risk inherent to the different existing business models. It is important to note that the risk-based approach comprises of two aspects: the level of risk assigned to clients and that assigned to the entity’s products and services.

•	Exchange of information between entities of the same conglomerate. Entities of the same conglomerate which are regulated by CVM should establish information exchange mechanisms in their AML/CFT policy to ensure greater synergy between different areas of internal controls. Such exchange of information raises a broad, unrestricted and timely perspective on information obtained by internal mechanisms to the officer responsible for AML/CFT.

•	Detailing duties of the officer responsible for AML/CFT and possibility of appointing a single officer for the conglomerate. CVM Rule No. 617 provides a description of the duties of the statutory officer responsible for AML/CFT in relation to the establishment of policies, procedures and internal controls of regulated entities, as well as the verification of their effectiveness. In addition, the rule was innovative by allowing the appointment of a single officer responsible for all entities of the conglomerate.

•	Regulation of the obligations arising from Law No. 13,810/2019. CVM Rule No. 617 is in alignment with Law No. 13,810/2019, which provides for the local enforcement of sanctions imposed by the United Nations Security Council resolutions, as well as the recommendations of the FATF.

•	Definition of steps for KYC procedures. Entities subject to CVM Rule No. 617 shall adopt KYC procedures which at least include the following four (4) steps: (i) client identification; (ii) onboarding; (iii) due diligence; and (iv) identification of beneficial owners.

•	Identification of Ultimate Beneficial Owner(s). CVM Rule No. 617 provides a definition of ultimate beneficial owner as a “natural person or persons who jointly own, control or have direct or indirect significant influence on a client on behalf of whom a transaction is being conducted or benefits therefrom” and determines that regulated entities adopt procedures to identify ultimate beneficial owners. The same requirement applies to persons who exercise significant influence on the client, thus understood as the situation in which a natural person, whether the controller or not, actually influences decisions or holds more than twenty-five percent (25%) of the share capital of legal entities or the net equity of investment funds and other entities. It is important to note that the rule provides certain exceptions to the obligation on ultimate beneficial owners, such as in the case of publicly listed companies, registered investment funds (provided that they are not exclusive and managed by a CVM-authorized manager) or certain foreign investors.

•	Alternative onboarding systems and simplified onboarding process for non-resident investors. CVM Rule No. 617 allows the using of alternative onboarding systems, if they meet the applicable rules and regulations, ensuring the protection of client information, as well as the maintenance and traceability of this information. Furthermore, through Annex 11-B to CVM Rule No. 617, said rule maintains the simplified onboarding tool for non-resident investors, or NRIs. It is worth mentioning that the simplified onboarding process does not exempt the regulated entity from conducting KYC procedures. Nevertheless, in line with the risk-based approach, the rule indicates a greater flexibility of deadlines for updating the onboarding information on clients of regulated entities.

•	Regulated entities that have no direct relationship with investors. The rule expressly states that entities lacking direct contact with investors must adopt AML/CFT procedures that are compatible with the activities performed; for the purposes of the risk-based approach, the AML/CFT policy and its respective rules, procedures and internal controls of the entities that have a direct relationship with clients can be applied. Also, said entities lacking direct contact with investors should maintain a process for exchanging information with the entities that have direct contact with their clients, apart from other obligations indicated therein.

Relationships with other Regulated Entities

The Brazilian Regulated Entities perform a range of fiduciary administration and portfolio management services to the Investment Funds under our management, as described above. In order to provide such services, the Brazilian Regulated Entity engage with local representatives and custodians to register and effect foreign investments in Brazil under CMN Rule 4,373, or the 4,373 Representatives and Custodians. The 4,373 Representatives and Custodians are entities regulated by the CVM and the Central Bank, and are subject to the same AML/CFT rules described above, in addition to other rules on custody and representation applicable to non-resident investments in Brazil.

In addition, given that we are only licensed to perform fiduciary administration of Investment Funds that are FIPs, we need to engage third-party fiduciary administration to perform fiduciary administration services to our Investment Funds that are not FIPs, such as Real Estate Investment Funds (fundos de investimento imobiliário – FIIs) or Credit Funds (fundo de investimento em direitos creditorios FIDC). In addition, in certain circumstances, we also delegate fiduciary administration services of the FIPs under our management.

Relevant Applicable Law to Securities Management Activities in the Cayman Islands

The Securities Investment Business Law (2020 Revision) of the Cayman Islands, or SIBL, sets out the legal framework governing the carrying-on of securities investment business and requires persons or entities conducting licensable or registerable securities investment business activities to be accordingly licensed by, or registered with, CIMA.

The objective of SIBL is to define licensable and registrable securities investment business activities, and through the supervision, regulation and enforcement of CIMA, ensure the same are being conducted at all times by fit and proper persons in compliance with the provisions of SIBL (and any related regulations and guidance notes), other applicable Cayman Islands law and accepted supervisory standards for the conduct of such securities investment business.

Licensing Requirements

Any Cayman Islands company, limited liability company, or partnership (whether general, limited liability or exempted) incorporated or registered in the Cayman Islands which intends to conduct, in the course of business, any securities investment business is required either: (i) to obtain a license, granted by CIMA, under SIBL (a “Licensee”); or (ii) to become a registered person with CIMA under SIBL (a “Registered Person”). The securities investment business activities of entities incorporated or established in the Cayman Islands will be considered to be carried on in or from within the Cayman Islands. SIBL also applies to those who purport to carry on relevant securities investment business activities (even if the relevant securities investment business activities are not in fact carried on by that person).

The exhaustive list of activities deemed to constitute the conduct of securities investment business is set out in Schedule 2 of SIBL and relevantly includes (but is not limited to):

(a)	dealing in securities as agent or as principal, but only where the person dealing holds himself or herself out as dealing in securities at prices determined generally and continuously, or holds himself or herself out as engaging in the business of underwriting securities or regularly solicits members of the public to induce them to buy or subscribe for securities and the dealing results from such solicitation;

(b)	arranging deals in securities (i.e., making arrangements in relation to securities with a view to another person (whether as a principal or an agent) buying, selling, subscribing for, or underwriting in securities, or a person who participates in the arrangements of buying, selling, subscribing for or underwriting securities);

(c)	managing securities belonging to another person in circumstances involving the exercise of discretion;

(d)	investment advice (i.e., advising in relation to securities but only if the advice is given to someone in their capacity as investor or potential investor or in their capacity as agent for an investor or a potential investor and the advice is on the merits of that person (whether acting as principal or agent) buying, selling, subscribing for or underwriting a particular security or exercising any right conferred by a security to buy, sell, subscribe for or underwrite a security);

SIBL provides that Registered Persons must not conduct any securities investment business until they are in receipt of formal approval from CIMA to do so. Registered Persons are prohibited under SIBL from acting or functioning as a depositary in, or from within, the Cayman Islands. All Registered Persons are required to ensure that each and every shareholder, director and senior officer are “fit and proper persons” to the satisfaction of the CIMA. Registered Persons shall not be registered by CIMA “unless the applicant has satisfied CIMA that the applicant’s shareholders, directors and senior officers are fit and proper persons.” CIMA require the submission and review of personal information in this regard and apply procedures in determining whether a person is fit and proper. Registered Persons of companies incorporated under the Companies Law must have a minimum of two directors, who are individuals or one corporate director each of whom is complying with the Directors Registration and Licensing Law, 2014, or the DRLL. Registered persons must account separately for their own funds and/or property, and the funds and/or property of each client.

Registered Persons must notify CIMA within 21 days of the occurrence of any of the following changes: (i) any changes to the information originally filed by the Registered Person in its application or annual declaration (save in respect of changes to client lists, which need be reflected only in each year’s annual declaration); (ii) any change of directors or senior officers; (iii) the issue, voluntary transfer or disposal of any legal or beneficial interest in any shares or interests; or (iv) ceasing to carry on any securities investment business regulated activity in the Cayman Islands.

Cayman Islands Anti-Money Laundering Legislation

As a SIBL Registered Person, Patria Finance Limited is subject to the Anti-Money Laundering Regulations (2020 Revision) of the Cayman Islands (together with The Guidance Notes on the Prevention and Detection of Money Laundering and Terrorist Financing in the Cayman Islands (or equivalent legislation and guidance, as applicable), and each as amended and revised from time to time, “Cayman AML Regime”). The Cayman AML Regulations apply to anyone conducting “relevant financial business” in or from the Cayman Islands intending to form a business relationship or carry out a one-off transaction.

Pursuant to the Cayman AML Regime, SIBL Registered Persons are required, in summary:

(a)	to have anti-money laundering officers appointed; i.e. an anti-money laundering compliance officer, a money laundering reporting officer and a deputy money laundering reporting officer, or the AML Officers;

(b)	to adopt and implement anti-money laundering, the countering of terrorist and counter proliferation financing, or AML/CTF/CPF, policies and procedures providing for the application of know-your-client, or KYC, client identification and verification procedures, a clearly documented “risk based approach” to AML/CTF/CPF (including country risk analysis to identify acceptable countries determined by the Registered Person to have a “low risk” of money laundering, terrorist financing and proliferation financing), targeted financial sanctions screening processes, staff training and awareness, AML/CTF/CPF record keeping and internal reporting procedures in place to identify and report any suspicious activity; and

(c)	to monitor, assess and test the AML/CTF/CPF procedures to ensure continuing internal compliance with all laws and regulations in relation to AML/CTF/CPF and any related sanctions under Cayman Islands law.

SIBL Registered Persons must act at all times in compliance with targeted financial sanction requirements under the Terrorism Law (2018 Revision) of the Cayman Islands, or the Terrorism Law, and the Proliferation Financing (Prohibition) Law (2017 Revision) to make a separate filing with the Financial Reporting Authority in the event that any assets relate to persons or entities subject to sanctions under those laws. Failure to comply would be a criminal offence and the Directors, Officers and/or the AML Officers may also be held personally liable and subject to fines and/or imprisonment, if found to be negligent.

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial reporting Authority of the Cayman Islands, or FRA, pursuant to the Proceeds of Crime Law (2020 Revision) of the Cayman Islands, or PCL, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law, if the disclosure relates to involvement with terrorism or terrorist financing and property. If the Issuer were determined by the Cayman Islands authorities to be in violation of the PCL, the Terrorism Law or the Cayman AML Regulations, the Issuer could be subject to substantial criminal penalties and/or administrative fines.

Business

Overview

We are one of the leading private markets investment firms in Latin America in terms of capital raised with over US$7.8 billion raised in the past five years. Preqin’s 2020 Global Private Equity & Venture Capital Report ranks us as the number one fund manager by total capital raised for private equity funds in the past 10 years in Latin America. As of September 30, 2020 and December 31, 2019, our assets under management, or AUM, was US$12.7 billion and US$14.7 billion, respectively, and our investment portfolio was composed of over 55 and 50 companies and assets as of the same dates. Our size and performance over our 32-year history also make us one of the most significant emerging markets-based private markets investments managers.

We seek to provide global and Latin American investors with attractive investment products that allow for portfolio diversification and consistent returns. Our investment philosophy seeks to take advantage of sizable opportunities in Latin America while mitigating risks such as macroeconomic and foreign exchange volatility. We do so by focusing on resilient sectors – largely uncorrelated with macroeconomic factors – driving operational value creation, and partnering with entrepreneurs and management teams to develop some of the leading platforms in the region. Our strategy, applied since 1994 in our flagship private equity products (US$7.2 billion and US$8.5 billion in AUM as of September 30, 2020 and December 31, 2019, respectively, and in its 6th vintage) and since 2006 in our flagship infrastructure products (US$4.6 and US$4.8 billion in AUM as of September 30 2020 and December 31, 2019, respectively, and in its 4th vintage), has generated solid returns and sustained growth. The consolidated cash-weighted net internal rate of return, or IRR, in U.S. dollars for all our flagship private equity and infrastructure products since inception was 9.3% and 15.4% as of September 30, 2020 and December 31, 2019, respectively(24.1% and 25.4% in Brazilian reais, respectively). We have overseen the deployment of more than US$17.0 billion, in more than 90 investments and over 215 underlying acquisitions as of September 30, 2020, through capital raised by our products, capital raised in IPOs and follow-ons, debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies.

Our successful track record derived from our strategy and our strong capabilities has attracted a committed and diversified base of investors, with over 300 Limited Partners, or LPs, across four continents, including some of the world's largest and most important sovereign wealth funds, public and private pension funds, insurance companies, funds of funds, financial institutions, endowments, foundations, and family offices. We have built long-term and growing relationships with our LPs: as of September 30, 2020, more than 60% of our current LPs have been investing with us for over 10 years and approximately 80% of our capital raised came from LPs who invested in more than one of our products. We believe our strategy and team have benefited from the investment of our partner, The Blackstone Group Inc., one of the world's leading investment firms, which has held a non-controlling interest in our firm since 2010. We believe our historical returns in U.S. dollars are particularly notable in view of the levels of currency volatility and our historically limited use of leverage, which, we also believe, made us better investors focused on value creation, strategy execution and operational excellence, with more limited reliance upon financial engineering.

Consistent with our entrepreneurial culture and our aim to provide attractive investment opportunities to our growing and progressively more sophisticated client base, we have applied our core competencies to develop other products around our strategy. From our initial flagship private equity funds, we developed other investment options, such as our successful infrastructure funds, co-investments funds (focused on successful companies from our flagship funds) constructivist equity funds (applying our private equity approach to listed companies), as well as other products based on our emerging products, such as our real estate and credit solutions funds.

As of September 30, 2020, we had 157 professionals, of which 46 were partners and directors, 20 of these working together for more than ten years, operating in ten offices around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá (Colombia), and Santiago (Chile), as well as client-coverage offices in New York and Los Angeles (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover our LP base, in addition to our corporate business and management office in George Town (Cayman Islands).

Our Vision

We seek to expand our proven and successful business and investment strategy, which has been in place since the inception of our company, in a prospective promising economic condition, as we see declining global and regional interest rates combined with a growing demand for our products. We seek to continue to be the partner-of-choice for global private markets investors allocating capital to Latin America and to local investors seeking to allocate capital into private markets investments. As a result, we believe we can grow in terms of AUM at a faster pace than the fast-growing private markets investments industry as a whole, while leveraging our operating platform to enhance profitability.

We seek to become the key driver of private markets investment allocations to the Latin America, gaining larger shares of global commitments of existing international clients and attracting new international investors, while also driving higher private markets investments penetration in the portfolios of Latin American investors. We strongly believe we can expand our leadership position in Latin America in terms of capital raised and among emerging markets-based private markets investments managers.

We understand that to become a preferred partner to our investors, we must focus on continuing to deliver consistent returns across our current products, but also on developing new products to cater to the investment objectives of our clients and on increasingly serving them as a long-term thought-partner. Historically, our ability to provide returns, products and knowledge to our clients has been predicated on our ability to transform the sectors in which we invest by applying our investment philosophy which combines profound knowledge of our region, strong sector specialization, expertise in operational value creation, and a competence in working together with talented entrepreneurs, investors, and managers. We believe that by continuing to promote our investment philosophy, while also gradually deepening and enlarging our sector and geographical expertise, we can better serve our clients.

We believe that our ambition can be made viable by our ability to attract the best talent from different areas, leveraging the power of our investment philosophy, particularly the opportunities to create positive legacies in several sectors, as well as the attractiveness of our unique culture, entrepreneurial spirit, work environment, and the economic upside that our products and scale represent. We seek to scale our operating platform to support the expansion of existing products as well as to launch new ones, seeking to cater to our clients’ needs, as well as to translate our growth into profitability. In addition to attracting top talent and ever improving our professional standards, we continue to invest in our processes and in the improvement of our technological backbone.

Our History

Initially named Patrimônio Participações, we were founded in 1988 as a Brazilian M&A and financial advisory firm in partnership with Salomon Brothers Inc., a well-known U.S. investment bank at the time. In 1991, we acquired a Brazilian broker-dealer, which later evolved into a fully-fledged investment bank (Banco Patrimônio de Investimentos). In 1994, we started our private equity operations as a proprietary investment of the Brazilian shareholders of Banco Patrimonio and raised its first fund independently with LPs in 1997. With the sale of Salomon Brothers to Travelers Group in the same year and the following merger of Travelers with Citibank in 1998, we decided to repurchase Salomon Brothers’ 50% interest in our firm and then sold the entire investment bank operation to Chase Manhattan in 1999. The alternative assets business was operated separately from the investment bank and thus the sale of Banco Patrimonio in 1999 did not affect our activities. With the sale of Banco Patrimonio, we focused over time on our private equity operations and developing private assets, still a nascent industry at the time. In 2001, we rebranded our operations as Patria Investments, in our present form, and intensified our pioneer position in the industry.

Our relationship with Blackstone dates back to 1998, when they advised Banco Patrimonio’s shareholders on the repurchase of Salomon Brothers’ 50% interest in the investment bank and the following sale to Chase Manhattan. In October 2010, Blackstone acquired a non-controlling interest in Patria.

Our Business

As an asset manager, our AUM, is one of our most important KPIs, illustrating the evolution of our business in size, products, and capacity to generate revenues. We believe that the growth of our AUM is directly supported by our performance, and our ability to invest these assets to produce attractive risk-adjusted returns. Our calculation of AUM may differ from the calculations of other investment managers and, as a result, may not be comparable to similar metrics presented by other investment managers. AUM is defined in the section “Presentation of Financial and Other Information—Certain Terms Used in this Prospectus as KPIs to Measure Operating Performance.”

From December 31, 2009 to December 31, 2019, our AUM increased from US$2.4 billion to US$14.7 billion at a compounded annual growth rate, or CAGR, of 20% per year (and an AUM of US$12.7 billion as of September 30, 2020). Our fee earning AUM, or FEAUM, defines the effective capital managed by us on which we derive management fees at a given time and as of September 30, 2020 and December 31, 2019 was US$6.9 billion and US$6.8 billion, respectively. Our AUM, in addition to our FEAUM, considers the appreciation of the assets and the capital under management which is not generating management fees at a given time, such as the committed and not yet deployed capital of funds, which charge management fees over the deployed capital. Another important indicator is our performance revenue eligible AUM, as it represents the total capital at fair value, on which performance fees and/or incentive fees could be earned if certain targets are met. As of September 30, 2020 and December 31, 2019 approximately 80% of our total AUM was Performance Revenue Eligible AUM. The following chart illustrates our AUM growth curve:

AUM Patria (US$ billion) and number of funds

(1)	Emerging Products include Real Estate and Credit funds and our Constructivist Equity Fund. There can be no guarantee that we will achieve comparable growth metrics in the future.

As of September 30, 2020 and December 31, 2019, approximately 90% of our AUM was concentrated in our two flagship products: private equity and infrastructure. Our emerging products include private credit funds and real estate funds, in addition to our Constructivist Equity Fund, or CEF.

Private Equity – Operational value creation in resilient sectors

We have developed our private equity products since 1994, applying our investment philosophy to create leading companies in resilient sectors, such as healthcare and logistics. As of September 30, 2020 and December 31, 2019, our private equity product was in its 6th vintage with over US$7.2 billion and US$8.5 billion of AUM, respectively, with 40 investments and over 200 underlying acquisitions as of September 30, 2020. As of September 30, 2020 and December 31, 2019, the consolidated cash-weighted net IRR since inception for all our private equity products was 13.0% and 19.4% in U.S. dollars, respectively, with limited use of leverage.

Our performance is a result of our diligent investment process, which includes:

•	Our tailored thesis formulation process, which balances macroeconomic analyses to address regional comparative advantages and shortcomings with thoughtful market targeting and sector focus. This approach seeks to identify sectors that are large, growing and resilient where supply-side fragmentation would allow for market consolidation;

•	Sourcing of specific investment targets based on our team’s extensive professional networks followed by a disciplined investment selection process, which involves a due diligence process focused on mitigating legal, financial and operational risks as well as producing a detailed business plan for the relevant company to deliver the targeted returns. The combination of proprietary sourcing with an operationally intensive due diligence process seeks to ensure that potential investment targets are companies with successful owner-operators interested in partnering with us to seek market consolidation and growth;

•	Acquisition of a control position, at an attractive entry price, in companies where execution risk is mitigated by the collaboration between such owner-operator and our team. A key differentiating aspect of our strategy is the focus on partnerships with established owner-operators striving to support the growth of profitable businesses rather than making outright acquisitions;

•	Intense hands-on operational involvement in portfolio companies, working alongside management to drive revenue growth, consolidate markets through add-on acquisitions and also drive synergies, gains of scale and other efficiency-enhancing initiatives. We develop detailed business plans, have strong alignment with owner-operators’ long-term plans and onboard strong, experienced management teams, including certain of our key executives as part of the thesis development, usually in C-level or director positions;

•	Capital allocation to portfolio companies at a gradual pace, consistent with our investment approach based on the consolidation of fragmented markets. This staged deployment allows us to mitigate execution and foreign exchange risks, while seeking optimized returns by redirecting capital allocation to our best performing investment theses; and

•	Understanding and mapping potential exit strategies since the initial stages of the development of the investment thesis and throughout the entire investment cycle, which involves establishing domestic and international relationships with potential “target buyers” from the start of our investment analysis.

Infrastructure – Creating value through growth and developments strategies

We believe we have built one of the leading infrastructure investment products in Latin America in terms of AUM, considering our US$4.6 billion and US$4.8 billion of AUM as of September 30, 2020 and December 31, 2019, respectively. Our infrastructure products have offered approximately US$1.0 billion of co-investment opportunities to date since its inception in 2006. As of September 30, 2020 and December 31, 2019, our infrastructure products had a consolidated cash-weighted net IRR in U.S. dollars since inception of 5.0% and 11.2%, respectively.

The focus of our infrastructure investments is to capture additional “alpha” in Latin America’s infrastructure sectors through a disciplined but flexible investment process that we believe has proven to be value accretive regardless of macro-economic cycles and external environments and based on the following elements:

•	Growth: Investments with significant value to be captured by brownfield expansions, consolidation of fragmented markets and other growth vectors;

•	Development premium: Opportunities in upgrading, expanding or de-risking projects or assets risk, and addressing bottlenecks, gaps and inefficiencies in several segments;

•	Sound capital structure: Deployment of solid capital structures based primarily on long term project finance and a strong equity capital base, generally prioritizing the gradual deployment of primary capital to fund growth over large buyouts requiring an early infusion of sizeable amounts of capital;

•	Operation and efficiency gains: Identification of opportunities for efficiency gains and of specific value drivers related to the project and the investment thesis; and

•	Platforms: Assembly of experienced management and operating teams at the individual portfolio companies that are complemented and supported by seasoned members of our corporate structure, all under a set of incentive mechanisms to align the interests of management and operating teams with our fund’s objectives and guidelines.

Emerging Products

Constructivist Equity – Our private equity approach applied to listed equities: Our CEF was launched in 2014 as a natural evolution of our successful private equity products, in order to take advantage of value creation opportunities in publicly listed companies in Brazil, while allowing clients access to our investment philosophy by means of a more liquid product. As of September 30, 2020 and December 31, 2019, our CEF had approximately US$200.0 million of AUM and a net compounded annualized return of 34.3% and 40.1% in Brazilian reais, or 16.2% and 26.7% in U.S. dollars, respectively.

Real Estate products: Since 2001, we have launched several real estate products totaling over US$1.9 billion of capital raised, including (i) closed-ended funds focused on build-to-suit, sale-leaseback and buy-lease transactions in the light of industrial, distribution center and office asset classes; (ii) funds focused on real-estate related companies in sectors such as shopping malls, self-storage, and gated communities; (iii) a farmland fund, aiming to capitalize on Brazil’s vibrant agricultural sector; and (iv) real estate investment trusts, or REITs, to capture opportunities resulting from decreases in interest rates on government bonds and the tax benefits applicable to such securities in Brazil.

Credit products: In 2009, we launched an open-ended fund, focused on medium-sized companies. Our fund was wound up and the proceeds were returned to investors, enabling us to change our credit investment strategy from open-ended to a closed-ended fund, targeting larger companies and longer-term capital with lower relative risk, a format which we believe is more aligned with the experience of our investment team. The current credit fund is structured as a collateralized loan obligation, or CLO, with a total subscribed capital of R$1.2 billion distributed among local and international investors.

Investment Performance

Since our inception in 1994 and as of September 30, 2020, we managed the deployment of more than US$17.0 billion through capital raised by our products, capital raised in primary offerings in IPOs and follow-ons, debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies, encompassing more than 90 investments and over 215 underlying transactions.

As of December 31, 2019, when compared to PMEs, based on the MSCI Latin America and MSCI Emerging Markets indexes, our flagship funds delivered attractive excess returns. Infrastructure generated 9.7 percentage points, or p.p., above the PME MSCI LatAm and 7.0 p.p. over PME MSCI EM, while our flagship private equity funds generated 7.0 p.p. over PME MSCI LatAm and 8.4 p.p. over PME MSCI EM. As of September 30, 2020 and December 31, 2019, the cash-weighted net IRR in U.S. dollars consolidated for all our flagship private equity and infrastructure products since inception as of September 30, 2020 and December 31, 2019 was 9.3% and 15.4%, respectively. The equal-weighted net IRR in U.S. dollars, which is another usual metric to measure performance, was 26.0% and 30.6% in the same periods, respectively.

Consolidated Returns since inception as of September 30, 2020

Consolidated Returns since inception as of December 31, 2019

(1)	Pooled Returns is a method for calculating the consolidated IRR from the aggregated actual cash flows of multiple funds. We applied this method to compare our returns to benchmarks.

(2)	Cash-Weighted Returns is a method for calculating the consolidated IRR from the aggregated actual cash flows of multiple funds. Cash flows and NAVs of each fund are shifted in time so that the all funds have the first cash flow at the exact same date.

(3)	Equal Weighted Returns is a method for calculating the consolidated IRR from the aggregated actual cash flows of multiple funds. The equal weighting is based on capital called, i.e. all cash flows and NAVs of each fund in the portfolio are scaled in such a way that each fund has the same amount of total called capital. Cash flows and NAVs of each fund are shifted in time so that the all funds have the first cash flow at the exact same date.

(4)	CEF: the return in USD is a calculation of the returns of the Brazilian Constructivist Equity Fund, or CEF, in USD since the CEF is denominated in BRL. Cash flows were converted from BRL to USD at the relevant daily exchange rate. Calculated using Fund data since inception on October 9, 2014, adjusting the Fund’s NAV by the fund's share value as of December 31, 2019 and September 30, 2020.

(5)	Credit: target returns as the fund is relatively new.

Our performance vs. industry. As of September 30, 2020 and December 31, 2019, the consolidated pooled net IRR in U.S. dollars for our private equity products was 13.7% and 16.1%, respectively.

We believe these results place us among the top private markets managers in the region in terms of performance. As of December 31, 2019, our flagship private equity products have returned a pooled net IRR in excess of 13.0 p.p. when compared to the average of Latin American private equity managers. Even comparing to emerging Asia, which is recognized as a high growth region, our private equity funds delivered a 4.3 p.p. premium in 2019. Additionally, our returns have consistently placed our flagship private equity products in the top quartile of performance funds in emerging markets in most vintages according to Hamilton Lane and Cambridge Associates.

Pooled Net IRR Patria Private Equity vs. Cambridge Associates 20-Year Pooled PE Returns

Source: Cambridge Associates as of December 2019. Notes: Comparisons against the Cambridge Associates 20-Year Pooled Private Equity Returns are used solely for purposes of comparison of certain markets and may include funds with material differences than the PE Funds (i.e. amount of fees and concentration of particular vintage years within the survey).

(1)	The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019. Performance includes Fund I, Fund II, Fund III, Fund IV, and Fund V. Patria PE Fund performance is a composite that includes both the realized and unrealized valuations of the Patria PE Funds which held investments during the designated period.

Another relevant measure to interpret performance is persistence, in the sense of predictability and sustainability of results across vintages. Our returns have consistently positioned our flagship private equity products in the top quartile performance funds in their respective asset classes in most vintages, as shown below, according to Hamilton Lane and Cambridge Associates.

Source: Cambridge Associates, Hamilton Lane and internal analysis. As of December 31, 2019.

Our performance vs. public markets. A key benchmark to private markets is the PME, public markets equivalent, which replicates the same investment cash flows (based on contributions and distributions) seen in a private equity investment to a chosen public market index and estimates its return. When compared to PMEs based on the MSCI Latin America and MSCI Emerging Markets indexes, our flagship funds delivered a strong premium. Infrastructure, for example, captured 9.7 p.p. on top of PME MSCI LatAm and 8.4 p.p. over PME MSCI EM as of December 31, 2019.

Pooled Net IRR Patria vs. PME MSCI | Private Equity	Pooled Net IRR Patria vs. PME MSCI | Infrastructure

Source: Internal analysis. As of December 31, 2019.

Consistency of our returns. Predictability of returns is an important decision making factor to investors. Therefore, delivering consistent returns across vintages is a relevant attribute to top notch managers. Despite the exposure to a high foreign exchange volatility market such as Brazil, our flagship funds returns in U.S. dollars have been stable and consistent, demonstrating that our investment philosophy has been robust to resist market downturns and also scalable to benefit from benign market conditions.

Pooled Net IRR Patria by Fund (in US$) as of December 31, 2019.
Private Equity	Infrastructure

Source: Internal analysis. As of December 31, 2019.

Our performance vs. Brazilian benchmarks. We believe our fund’s performance in local currencies has been consistent and represents a strong premium over local liquid benchmarks as illustrated below.

Pooled Net IRR Patria vs. Benchmark (in R$) as of September 30, 2020
Private Equity

Infrastructure

Source: Internal analysis. As of September 30, 2020.

Our Investment Philosophy

Our investment philosophy based on sector specialization, operational value creation, associative approach and gradual and disciplined portfolio construction, has been developed, tested and proven during our more than 25 years of investments in Latin America. We strongly believe our investment philosophy has been primarily responsible for our returns. In addition, we believe it places us in an unparalleled position as a thought-partner to our clients, who can trust us not only with their capital but also as supporter of their decision-making processes in private markets investments in Latin America.

Our investment approach has been developed in the unique macroeconomic environment of Brazil and Latin America. Our founding partners originally sought to devise an investment model that would not depend on economic cycles to perform positively. They sought to identify resilient sectors, significantly uncorrelated to the wider economy, to pursue investment targets. In addition, in the historical context of high cost of capital in the region, they focused on developing a value creation approach based on operational and governance improvements to invested companies. Finally, our partners sought to mitigate execution risks by seeking to partner with entrepreneurs and managers and to deploy capital prudently and gradually. Over time, we have continued to develop and refine our investment approach, while maintaining the core principles of our founding partners’ approach.

As the investment performance of our flagship products shows, we believe that our investment philosophy has proved to be successful, based on the regularity of our returns, and the continued outperformance of our funds versus liquid and illiquid benchmarks throughout several different economic cycles. See “—Investment Performance.” In addition, the large size of the industries in which we focus, combined with abundant operational value creation opportunities typical of developing economies, imply a significant capacity for capital absorption. Therefore, we believe our investment philosophy is a key enabler of our objective to generate “alpha” at scale for our clients.

The foundations of our investment philosophy are:

Sector specialization. We have developed an expertise and focus on several resilient sectors, such as healthcare, education, food and beverages, diversified agribusiness, logistics, transportation, energy, data infrastructure, and environmental services. As these sectors represent basic consumer needs in large consumer-based economies and/or structural bottlenecks, where supply is inexistent or inefficient to address public demands and needs, those sectors have low correlation to GDP. Moreover, several segments of such sectors are undergoing changes driven by secular and demographic trends or shifts, such as aging population and increased healthcare costs, adoption of healthier eating habits and the increased demand for dining services, growth of global demand for protein, pursuit of clean energy, and the digital revolution, among others.

The sectors in which we have decided to specialize represent over one-third of Latin America’s GDP, or approximately US$2.0 trillion. In general, sectors are fragmented, abundant in small to medium size family business, with relevant opportunities for operational improvements and consolidation. To exemplify some of them:

•	Healthcare (total of US$2.7 billion in NAV) – According to the World Bank, yearly healthcare expenditures in Latin America are around 8% of its total GDP, accounting for over US$450 billion in 2019. In Brazil alone, based on data from the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, almost 60% of the total healthcare expenditure in Brazil is concentrated in the private sector, including subsectors such as drug manufacturers, drug wholesalers, drugstore retailers, managed care/insurance companies, hospitals, diagnostics services, laboratories and other healthcare services. With a slow but steady growth over the past years (CAGR between 2% and 3% since 2010, data for Brazil according to the World Bank), we believe healthcare is a very resilient and still underpenetrated sector, which shall see increased growth as the economies in the region develop. Apart from the size and future outlook of the sector, healthcare also presents important investment opportunities due to (i) public healthcare systems’ – such as SUS in Brazil – continuous lack of capacity and reduced service quality, forcing patients to seek higher-quality products in private care, (ii) favorable demographic and epidemiologic elements such as aging population, and (iii) an increased space for innovative offerings such as illness prevention services and private healthcare data management;

•	Logistics and Transportation (total of US$756.0 million in NAV) – Brazil depends on its transportation network to support not only economic growth but also social and geopolitical integration. Within that network, roads account for the vast majority of logistics activity – according to Supply Chain and Logistics Institute, or ILOS, road cargo represents over 60% of the Brazilian transportation matrix (against 50% in the EU, 43% in the US and 35% in China, for example), indicating not only the significance that this modal has in the country’s economy but also the bottlenecks and inefficiencies that arise from it. This alone presents significant investment opportunities across the entire Logistics and Transportation value chain, including logistics operations (e.g. B2B and B2C distribution and cold logistics) and infrastructure development and operations (e.g. concessions of roads and airports). Brazil’s current administration is undertaking an ambitious concession plan that aims to auction several infrastructure assets, which, according to the Federal Department of Economy, includes a pipeline of over 13,000 km of federal toll roads (over R$160.0 billion, or US$30.0 billion, in CAPEX volumes) and close to 25 airports, including the attractive domestic terminals of São Paulo / Congonhas (CGH) and Rio de Janeiro / Santos Dumont (SDU);

•	Power and Energy (total of US$671.0 million in NAV) – According to Brazil’s Power Research Company (Empresa de Pesquisa Energetica) and its electricity demand projection (2027), electricity consumption is expected to yield a CAGR of 2.3% per annum until 2027 in real terms, based not only on GDP growth but also in the closing of the current gap in electricity consumption per capita, still behind neighboring countries such as Chile and Argentina. With respect to power generation, Brazil’s installed capacity is expected to increase 3.5% annually by 2028, the majority of that is subject to future public concession bidding proceedings. Power transmission should also present attractive investment opportunities in the coming years due to strong investment needs combined with important changes in regulation, competition and expected returns. The industry enjoys a robust regulatory framework, with economics structured around long-term concession agreements (which typically have 30-year terms), inflation-linked revenues and limited demand risk as revenues are linked to the system’s availability;

•	Food and Beverages (total of US$524.0 million in NAV) – The industry is one of the most important in the region. Solely in Brazil, it generated total revenues of R$1.3 trillion in 2016, according to the Brazilian Association of Food Industries (Associação Brasileira da Indústria de Alimentos), accounting for 10% of the country’s GDP. Brazil alone has a globally attractive consumer market as it has the second largest coffee consumption (the largest on a per-capita basis), the third largest in rice, pasta and noodles, and the fifth largest in chocolate and sauces. We believe consumption trends are influenced by economic and demographic factors, such as urban development, average income growth, the increasing participation of women in the workforce and the pressures of modern life that have greatly modified eating habits, increasing demand for dining services and healthier foods;

•	Agribusiness (total of US$125.0 million in NAV) – Brazil is known as the world’s farmhouse, with an agribusiness industry that contributed with over R$1.55 trillion (approximately US$290.0 billion) to its GDP in 2019, according to the Center for Advanced Studies on Applied Economics, or CEPEA/ESALQ, of the University of São Paulo (USP). The country is a global leader in several commodities, including coffee, orange, beef, soybeans and sugar, and will likely remain in a very competitive position globally over the next decades. The United Nation’s Food and Agriculture Organization predicts that by 2050 food production is expected to increase by 70% and indicated that 80% of the global market supply will depend on increased productivity, with Latin America as the main agriculture expansion frontier. We also believe in this growth potential and see additional favorable trends for the industry such as increased field technology and productivity, constrained environmental regulations and more rational use of natural resources, and shifts in consumption behavior towards higher-nutritional foods.

•	Telecomumincations and Data Infrastructure (total of US$309.2 million in NAV) – Brazil is one of the ten largest mobile markets in the world based on number of subscribers per capita (with more than one mobile phone per capita), although smartphone penetration is significantly below developed countries, reaching less than 50% of the population. Latin American mobile data traffic, for example, is expected to grow from 3.9 to 22 gigabytes per subscriber per month from 2019 to 2025, representing a CAGR of 34%, according to Ericsson’s 2019 Mobile Data Traffic Outlook. These trends are expected to generate a significant demand for infrastructure in fiberoptic connections, telecom towers and data centers. We believe that the telecommunications and data infrastructure sector in Brazil will continue to require a large amount of infrastructure investments over the next several years, due primarily to: (i) the deficient quality of the current infrastructure; (ii) a wide coverage area; (iii) the continuous robust growth of data traffic; and (iv) the deployment of new technologies, such as 5G.

Within those sectors, our investments have systematically outperformed sector benchmarks as measured by the MSCI Emerging Markets and MSCI All Country World indexes illustrated below as of December 31, 2019.

Pooled Gross IRR Patria Sector Portfolio vs. Benchmarks (in US$)

Source: Internal analysis. Companies that belonged to two sectors (e.g. healthcare and logistics) were categorized under both for the calculations of returns.

We also pursue investments in other sectors whenever opportunities are aligned with our investment criteria. Some of these include companies in residential condominiums and urban infrastructure solutions (e.g. self-storage warehouses), among others.

Our sector specialists are transaction professionals with several years dedicated to sourcing investments and executing deals, and operating partners, former CEOs of sector-leading companies, all of which are immersed in the industries in which we focus. This allows us to better understand and anticipate trends, to develop original insights that might generate new investment theses, to map out each market and to create valuable relationships with owner-operators, to develop relationships with top executives who will come to work with us, and to pave the way for future exits by approaching potential strategic buyers. Such close relationship with market players, combined with the successful track record in each core sector, has supported our reputation as a valuable partner and hands-on investor. This reputation, in turn, has been instrumental to our proprietary investment sourcing as well as to secure attractive entry prices for acquisitions.

Operational value creation. We typically pursue investment strategies than can enable value to be created through operational improvements, without depending on economic cycles or financial engineering. We estimate that nearly 60% of value added to our investments generally comes from direct operational improvements, such as revenue growth and margin expansion, and, with respect to our infrastructure investments, from capturing a development premium on green-field projects. We also estimate the remainder comes largely from the multiple premium we capture by consolidating small to medium sized companies into sector leaders.

Performance disaggregation based on contribution to MOIC

Source: Internal analysis.

(1)	Revenue growth and margin expansion.

(2)	Multiple expansion, capital call and change in ownership.

To coordinate our value creation agenda, we put together a management & transformation team which comprises: (i) a technical group composed by senior functional specialists, hired from the top ranks of global leading companies who are specialized in engineering and construction, finance and governance, strategy, sales, human resources, digital, operations, among others; and (ii) strategic planning and project management team composed by chief transformation officers, hired from strategic consulting firms but also with practical experience who are seconded to portfolio companies to manage our value creation plans.

Associative approach. We truly believe that together we are stronger than alone, and that every person has something to add. This belief also applies to our investment philosophy, as we believe that different perspectives from distinctive backgrounds and experiences are crucial to make better investment decisions. Although we seek to acquire control of our investments, we normally require the owner-operator, who has control of the target company, to keep a relevant stake and be a protagonist in the management and growth of the investment. Collaboration and alignment of incentives with the owner-operator is a relevant risk mitigating factor as it reduces transition risks and rides in a smooth management transition. Our associative approach also addresses the sector specialization pillar of our investment philosophy. Another positive side effect of bringing successful owner-operators to our ecosystem and keeping them close and engaged is enlarging our network and being able to nourish it with different ideas.

Gradual and disciplined portfolio construction. In order to mitigate execution risks by way of portfolio construction, we have developed a disciplined, staged capital deployment approach, in order to allow our funds to allocate more capital to our best performing investments over time. As a by-product of such approach, our funds manage to mitigate currency impacts, as the gradual capital deployment helps to average out foreign exchange fluctuations over the long-term. This can be achieved, for example, with acquisitions paid in multi-year installments and with each fund undertaking acquisitions over several years.

Our Competitive Strengths

Since our inception, we have grown to become one of the leading private markets firms focused on investing in Brazil and elsewhere in Latin America in terms of capital raised. We believe the following competitive strengths allow us to capitalize on industry trends and position us well for future growth:

Sustained strong investment performance track record across market cycles. We have produced strong long-term investment performance across our product offerings, generating consistent outperformance relative to benchmarks. The returns place our flagship private equity program in the top quartile of emerging markets private equity funds in most vintages as shows data from Hamilton Lane and Cambridge Associates. Both flagship private equity and infrastructure products have returned a relevant alpha over PME MSCI Latin America and MSCI Emerging Markets, varying from 7.0 p.p. to 9.7 p.p. in excess to the index. See “—Investment Performance.” As important as the performance itself, our returns are consistent across vintages, demonstrating the robustness of our investment philosophy See “—Our Investment Philosophy.” Our analytical tools, research capabilities, databases and processes have been developed and refined over more than 30 years of experience in successful private markets investing, creating an investment methodology that is repeatable and sustainable, but difficult for competitors to replicate.

Strong client relationship model and capital raising capabilities. We are one of the leading private markets firms in Latin America in terms of capital raised and therefore are among the world’s largest institutional investors focused on investments in Latin America. We have raised a total of US$15.6 billion since inception as of September 30, 2020, with a total of US$7.8 billion raised in the last five years. Preqin’s 2020 Global Private Equity & Venture Capital Report ranks us as the number one fund manager by total capital raised for private equity funds in the past ten years outside North America, Europe and Asia. Our capital raising capabilities rely on a team of 21 individuals ranging from client coverage and product-specialists to investor relations officers. Our product specialist officers in the investment team have deep knowledge of investment and portfolio strategy and performance, not only to keep LPs and prospective LPs well-informed but also to promote a clearer understanding and deeper appreciation of our strategy, thus facilitating a richer dialogue and exchange and fostering a stronger bond with our LPs. We have accumulated years of data regarding the investment criteria and transaction behavior of many LPs, and we are well-positioned to match our clients with the most appropriate investment opportunities.

Our team operates within a well-defined relationship model, that leverages our salesforce platform to control and monitor several investor-relations performance metrics, as well as to institutionalize the broad knowledge of the decision-making governance of client organizations, and to ensure that specific interlocutors within each client are addressed by our officers most specialized for a conversation of mutual relevance. Such relationship model is part of a broader, go-to-market approach that includes successive phases of prospection, pre-marketing, and marketing through which we seek to identify, develop and monitor potential demand for each of our products so as to mitigate product-launch risk and to optimize the volume and timing of our capital raising processes.

Total amount raised (in US$ billions)(1)

(1) As of September 30, 2020.

Our ability to access key decision makers, to understand our clients well, to respond to their needs and priorities, and to make our message well-understood is translated into strong capital raising and distribution capabilities that, although positively supported by investment performance, we believe is recognized by our clients as one of our distinctive strengths. We believe our capital raising capabilities are scalable to support our growth plans, based on our team, disciplined relationship-model and systematic go-to-market approach.

Distribution Structure | Global Presence

Source: Internal analysis. Note: As of September 30, 2020.

(1)	The real/U.S. dollar exchange rate reported by the Central Bank was 5.641 per US$1.00 on September 30, 2020. Geographic allocation does not include Partners investments.

Highly attractive and scalable business model with robust growth trajectory. We participate in an industry that is growing rapidly. We believe we are among the market leaders in our industry in Latin America and have a strong reputation in investing and client service and our goal is to exceed the industry’s growth rate, driving continued expansion of our recurring management fees and incremental performance fees. From 2009 to 2019, our AUM increased at a compound annual growth rate, or CAGR, of 20%. For details on our AUM growth, see“—Our Business—AUM Patria (US$ billion) and number of funds.” We have a strong business with two main revenue streams: management fees and performance or incentive fees. The first provides us with highly predictable cash flows, as we enter into closed ended fund management agreements with our LPs, usually with terms of 10 to 12 years. As of December 31, 2019, based on our annual estimates, over 80% of our total management fees projected for the next three years were already contracted, considering our investment and divestment forecasts and the expected performance of evergreen funds. Performance fees give us the possibility of upside remuneration associated with performance. As of September 30, 2020 and December 31, 2019 the sum of our non-realized performance fees was over US$60.0 million and US$290.0 million, respectively. This metric is defined in the section “Presentation of Financial and Other Information—Certain Terms Used in this Prospectus as KPIs to Measure Operating Performance.” Given the highly recurring nature of our earnings, we have paid substantial dividends. In the nine months ended September 30, 2020 and in the years ended December 31, 2019 and 2018, dividends paid to our shareholders were US$39.5 million, US$46.9 million and US$38.0 million, respectively.

The long-lived, stable nature of our positive working capital enhances the resiliency of our business model. The nature of our operations enables us to collect part of our management fees at the beginning of each semester (as deferred revenues typically recorded in interim periods) before incurring day-to-day business expenses. Adding to the strength of our balance sheet, we do not have relevant debt obligations and do not depend on leverage to grow. Our exponential growth in AUM was accompanied by relevant investments in our systems and back-office. Automatized and efficient, our back-office is scalable for larger volumes of investments and can accommodate growth without material investments in infrastructure.

Seasoned management team with entrepreneurial spirit and professional culture. As of September 30, 2020 we had a senior management team, comprised of 46 members, who averaged 20 years of investment experience. Most of our partners have been working together for more than 15 years, while partners and managing directors for more than 10 years. Our team includes more than 65 investment professionals who are focused on private markets investing and 21 client coverage professionals based in São Paulo, New York, Los Angeles, London, Dubai, and Hong Kong. Our team blends professionals with complementary competences and experiences, who bring different perspectives to our investment and management decisions, all of whom are committed to sustainable solutions and fully adherent to environmental, social and governance, or ESG, standards. Our operating partners, usually former C-level executives from the sectors in which we invest, our value creation team staffed by senior functional specialists, and our transactions group of M&A specialists complement the business development competences of our investment team.

Our entrepreneurial spirit, professional culture, and partnership proposition disseminated at scale are powerful variables that contribute to our execution capabilities and most importantly to the attraction and retention of talents across all of our different areas. We believe that our recognized brand, aligned with our award-winning internship program, allows us to attract the best in class students from top universities constantly sourcing young talents. Our name, together with our cutting edge deals, and our multiple and challenging career paths attract the best people in the market. Our culture, aligned with a meritocratic environment and a partnership open to all and fast career development, help us to retain our talents.

Unparalleled brand equity as one of the thought leaders in the region. The performance of our funds attracts and retains many of the largest and most relevant institutional global investors. We evolved to become one of the trusted partners to many of our clients in Latin American investment decisions. The recognition from such renowned investors reinforces our brand equity and strongly leverages our capital raising capabilities to attract new investors and increase our share of wallet of current clients.

Our more than 30 years of successful investments in Latin America have made Patria one of the most recognized private markets investors in the region, especially in the industries in which we focus. Our strong reputation in the Latin American business community attracts talented entrepreneurs, who naturally approach us when seeking a partner to grow, allowing Patria to invest at attractive entry valuations.

Divestment activities are also positively impacted by our brand equity recognition. Public markets and large corporations, which are the usual buyers of our portfolio companies, recognize our track record of building and structuring great companies, with good governance, teams and processes.

Business Growth Strategy

The alternative investment industry has experienced significant and consistent growth, which we expect to continue and contribute to our future growth. Given our leading market position as one of the leaders in terms of capital raised and strong reputation in investing and client service, our objective is to continue to leverage the following strategic advantages to exceed the industry growth rate. We believe that the following will continue to serve as the primary drivers of our growth:

Grow addressable market. Alternative investments are expected to continue to grow vigorously and sustainably in the long-term. According to Preqin’s The Future of Alternatives 2020 study, private markets AUM is expected to reach US$12.9 trillion by 2025 with a 12.4% CAGR from 2020 to 2025. We believe that many global investors are currently underinvested in private markets asset classes and that capturing capital inflows into private capital investing from international global markets represents a significant growth opportunity for us. We believe that global investors will increasingly: (i) search for higher returns, especially by institutional investors, as they face challenges to reach target returns or to close actuarial gaps, (ii) seek more exposure to the consistent historical outperformance of private versus public markets, and (iii) make use of significant liquidity available in financial markets

We believe the penetration of Latin America investments as a share of total global private markets investments can increase from the historically low levels. According to Preqin database, as of December 2019, AUM managed by Latin American managers accounted for less than 1% of global AUM, while Latin America GDP in 2019 represented 7.8% of global GDP. We believe that the volume of capital flowing to private markets in Latin America will increase substantially, driven by positive economic and currency cycles and the low correlation between the Brazilian economy and global economy, which makes Brazil an attractive diversification alternative for global investors. In addition, Brazil has been experiencing unprecedented low interest rates, supporting a financial deepening that may drive a substantial reallocation of local capital into private market investments.

Continue to diversify and grow our client base of large global investors. We have a strong, diversified and sophisticated client base of over 300 LPs, of which the top 20 investors accounted for over US$4.7 trillion in AUM across private markets. Our investors include: (i) 6 of the world’s 10 largest sovereign wealth funds (including LPs with indirect investments); (ii) 10 out of the world’s 20 largest pension funds; and (iii) 7 out of the US’s 10 largest pension funds. As of September 30, 2020, more than 60% of total commitments to our funds were made from LPs investing with us for over 8 years. From 2014 to September 2020, the commitments among recurring clients increased by over 33%. We intend to continue to expand our relationships with existing clients and also intend to capitalize on significant opportunities in new client segments globally and in Brazil, such as high-net-worth individuals, regional and local institutional investors and also mass affluent investors. We believe these investors offer an attractive opportunity to further diversify and grow our client base because many of them only recently have begun to invest in, or increase their allocations to, private markets investments.

In this context, today’s largest private market investors are expected to continue their growth trajectory and diversification, establishing presences in an increasing number of high-growth geographies. We intend to continue building relationships with investors around the world and to position ourselves to participate in the growth of the global private markets. We believe we are uniquely capable of pursuing the opportunities arising from increased allocations among institutional investors and the rapid wealth creation globally among high-net-worth individuals because of our strong brand and reputation, particularly in Latin America, multi-office resources, top-talent teams of investment professionals and comprehensive suite of products and services. We also plan to continue sharing interesting co-investment opportunities with our clients and act as their thought-partner by leveraging our transparent and robust reporting process and our experience on macroeconomic and sector-specific trends in Latin America, particularly in key sectors such as healthcare, food & beverage, infrastructure and agribusiness, among others.

(1)	Included LPs with indirect investments. As of September 30, 2020.

We believe our existing long-term relationships have been built not only through the consistency of our track record and the trust we have engendered over the years, but also through other aspects, such as:

•	Sharing interesting co-investment opportunities: In the last 5 years, we offered more than US$1.4 billion in co-investment opportunities to our LPs;

•	Acting as a thought-partner to our clients: We are often sought by our client base as a knowledge reference on macroeconomic and sector-specific trends in Latin America, given our successful track record as an investor in key sectors such as healthcare, food & beverage, infrastructure and agribusiness, among others; and

•	Our robust and structured reporting process: We offer transparent and regular disclosure of our funds’ performance, as well as detailed information on our portfolio of companies and investments.

As a result of our consistent track record and the trust we have been able to gain and nurture, many of our clients have been supporting us for many years. As of September 30, 2020, more than 60% of total commitments to our funds were made from LPs investing with us for over 8 years. From 2014 to September 30, 2020, the commitments among recurring clients increased by over 33%. We intend to capitalize on these competitive strengths to expand the relationships with our existing clients and to pursue opportunities in new client segments such as high-net-worth individuals, regional and local institutional investors, and affluent mass investors, both in Latin America as well as globally.

Continue to increase our innovative private markets product portfolio. Starting from our traditional private equity platform, we developed a wide range of products to better meet the needs of our ever-growing client base. Today, our portfolio comprises sophisticated private equity and infrastructure funds as well as more accessible products such as our Constructivist Equity Fund and listed real estate funds.

Our Product Portfolio

We believe there is growing demand for an expanded product offering leveraging on our investment philosophy and current capabilities, which could address the specific needs of both our current global institutional client base and potential Latin American investors, including institutional funds, private wealth managers and the affluent retail investors. We expect to continue developing new offerings, including, for example, more co-investment alternatives and sector- or thematic-focused funds (e.g. Core Infrastructure, Impact Private Equity).

Expand access to channels. While we have established a solid direct communication program with global institutional investors, we aim to continue leveraging our existing investor relations and marketing capabilities to access new relationships and investor segments. In addition to continuing to cultivate our rich direct relationship with our current global client base, we expect that deepening our relationship with distributors, private banks, and digital platforms may significantly enhance the marketing potential of our products in Brazil, in Latin America, and globally.

Tap a growing demand for private market investment products in Latin America. We believe that we are uniquely positioned to reap the benefits of secular trends in Latin America that are driving growing demand for private market investment products. Historically low interest rates coupled with bank disintermediation create opportunities for growth. We believe our platform has the investment track record and distribution expertise required to expand our capital raising in Latin America by leveraging and expanding our existing local investment products, such as our CEF, which as of September 30, 2020 had approximately US$200.0 million of AUM and a net compounded annualized return of 34.3% in Brazilian reais or 16.2% in U.S. dollars.

Environmental, Social and Corporate Governance – ESG

We are an entrepreneurial partnership that seeks to transform ideas into real business opportunities. Although we strive for the highest levels of performance, we believe that the manner in which results are achieved truly matters. We seek to build partnerships based on shared values, mutual respect, aligned objectives and complementary skills, both in our investments and in the way we operate. We seek to establish long-lasting relationships with our clients; to attract, develop, and retain the best team; to become a trusted partner to entrepreneurs and management teams; and to then foster long-term alignment among all of these in order to generate superior and consistent long-term returns.

We have developed an investment strategy that is designed to combine returns with all dimensions of environmental, social and corporate governance responsible investment, or ESG. In January 2020, reiterating our commitment to sustainable development, we became a signatory of the United Nations Principles for Responsible Investment, or UNPRI, an independent institution supported by the United Nations, or UN, which promotes the dissemination of sustainable and responsible investment among institutional investors.

Our way of doing business values not only the achievement of financial results but also the way in which they are achieved. Accordingly, we are aware of the impact that our operations and our investments have, particularly in light of their volume and the relevance of the sectors in which we operate. We seek higher purpose behind each of our investments, such as building companies that bring actual benefits to people, communities, the market, and countries that enjoy them, with minimal environmental impact. Our ESG model is anchored on well-known standards, such as the International Finance Corporation’s Sustainable Development Goals and UNPRI requirements.

Our ESG integration model. Our investment philosophy is based on long-term value creation through a strict investment process and stringent governance principles. Our team is committed to being a reference in the market by adopting these values. We define ESG integration as the practice of incorporating relevant environmental, social, and governance information into investment decisions to enhance risk-adjusted returns. ESG integration is part of all of our investment processes either in helping to select companies that have potential to positively impact society, or in evaluating risks and protecting our stakeholders through an ESG lens, or in fostering ESG opportunities within our portfolio companies enhancing value creation and financial results.

Our ESG governance. In 2019, we redesigned our governance around ESG standards, by creating an ESG forum composed of senior professionals of all product areas reporting directly to our institutional committee. This committee is responsible for the strategic definition of key ESG initiatives, setting standard practices, seeking to systematically improve the ESG program, and aiming to extend the implementation of these initiatives, whenever feasible and applicable, to create value and/or manage risks within our portfolio companies.

Our ESG Governance Structure

Our ESG initiatives. Our institutional committee, with support of our ESG forum, specifies ESG initiatives to be fostered in our investments. These initiatives will always be aimed at generating value, either to avoid contingencies or to generate direct financial returns through cost reduction, asset appreciation, productivity gains, talent retention and turnover reduction, among others:

•	Governance: All investments must adhere to standards of excellence to ensure integrity and transparency;

•	Social: We direct our investments to ensure no discrimination against employees and a safe working environment. Implementing a true safety culture across the portfolio is also critical. Safety is a non-negotiable commitment. We also share guidelines for investees to monitor their supply chain to ensure that there is no violation of human rights, including (i) slave labor or similar working conditions, (ii) child labor, (iii) discrimination and (iv) unhealthy or unsafe working conditions; and

•	Environment: We strive to act ethically and respectfully regarding the environment and the use of natural resources, complying with laws and sustainable development practices applicable to each of our businesses. We encourage portfolio companies to pursue opportunities to reduce costs in projects related to the efficient use of natural resources. In 2019, we focused on environmental issues to set the appropriate KPIs and initiatives for each portfolio company. In the near future, we aim to be able to measure and address climate-related aspects of our portfolio.

We believe that our continued effort to improve our ESG practices across all investments is critical to obtaining better returns for our investors, and we recognize the importance and impacts of a responsible investment model.

People & Career

We work tirelessly to attract, develop and maintain our talent. We believe in the collective, but we recognize the importance of each one of our team members. We look for the best in class, the problem-solvers, who approach challenges issues with an innovative and creative mindset, striving for excellence in everything they do. We value the proactive and hands-on individuals carrying an entrepreneurial spirit to transform ideas into real opportunities.

We and our portfolio companies offer multiple career and development opportunities, a combination of financial markets, strategic consulting and management within our investees. At Patria, each individual is ultimately responsible for their own career path, and our partnership is open to all based on meritocracy: performance and values.

Today, we have five titles of investment professionals. Our interns, analysts and associates go through rotations across different practice areas to enhance their development and to identify their talents. Our vice presidents and directors are encouraged towards specialization, in order to achieve elevated levels of performance. Finally, our managing directors and partners extend their range of operation and responsibility as partners with management responsibilities.

We have a simple yet structured employee lifecycle. On recruiting, we run well-reasoned processes looking for people with our values and a good fit within our culture and the required technical background and compatible experience with their activity and seniority. On career development, we aim to have multiple learning possibilities, giving equal development opportunities to all employees. The speed of growth is individual and always related to performance. We also have processes to incentivize everyone to take an active approach towards planning and developing their careers. Regarding performance management, all of us are assessed at least annually through a 360 degree review where we are evaluated by our subordinates, superiors, peers and across practice areas. We have three ways of recognizing an investment professional’s performance: (i) promotion; (ii) allocation of additional responsibilities; and (iii) compensation increase. Our compensation structure is consistently aligned with the performance of our funds and the investment cycle of our businesses. To match this business model, we deploy a competitive compensation package with an emphasis on variable and long-term compensation. Our short-term compensation consists of base salaries aligned with market standards and cash bonuses which are variable and designed to reward performance. Our long-term compensation is composed of the officer’s fund which is highly dependent on adherence to our culture and values.

Corporate management & services platform

Our four product lines act independently to preserve each of our funds’ mandates with their respective investors and strategies. Nevertheless, all four are managed as one company and profit from the synergies and scalabilities of a solid corporate services platform based out of or corporate and management office in George Town, Cayman Islands.

Our corporate office is responsible for the management of the firm, including financial planning & analysis, accounting, tax, treasury, procurement, funds administration, legal, compliance and client onboarding functions. Our success is highly dependent on our people pushing for a solid human resources structure, which is composed of business partners distributed across areas and a corporate team. Our corporate team is responsible for all of our support positions and also for any activity which is better and more efficient when centralized, such as payroll and benefits. Our legal and compliance team is structured similarly, through business partners with specialized knowledge and working closely with our investment areas, as well as a strong corporate team. The corporate team not only leverages synergies and the efficiencies resulting from shared, centralized processes, such as a joint hotline channel, but also ensures that we act as a unit, follow our policies and code of ethics, supporting our values, principles and our way of conducting business across all our operations. Additionally, we make sure to partner with the best-in-class service providers available, with the appropriate technical and jurisdiction-specific expertise, building long-term solid relationships.

Our compliance, code of ethics & policies. We have developed a code of ethics and rules of conduct that reflects our mindset on how business should be done and how people should behave to preserve and protect our values and reputation. We have developed a robust set of policies to govern our daily activities, especially with regards to protecting the interests of to our investors, including but not limited to: anti-money laundering, confidentiality, documentation retention, conflicts of interest, employee trading, gifts and entertainment.

Our Information Technology. We have state-of-the-art infrastructure technology aligned to best practices. We work for high performance and availability having all critical assets configured to be fault-tolerant to sustain operations in event of a major failure. We keep appropriate backups through a disk-based approach with data deduplication and an “air-gapped” (or fully offline) backup. We have a comprehensive and highly available disaster recovery, or DR, strategy and solution with multiple layers of redundancy: our file and mail servers are replicated in real-time to the DR site, our maximum data loss in the event of a disaster is 15 minutes, and we perform disaster recovery tests regularly. Finally, we are evolving towards browser-based applications, delivered through software as a service as they are easier to maintain, improve, rollout and are the right fit for most of our business activities, giving us the agility we need with known and recognized security structures.

We classify our security working effort in four categories: (i) monitoring – maintaining a diligent monitoring process aiming to identify potential threats in both internal and external environments; (ii) protecting – implementing leading protection technologies ensuring confidentiality, integrity and availability; (iii) responding – providing quick response, blocking and isolating the source of malicious behavior or content; and (iv) educating – creating a security-aware culture through unique and innovative training exercises, constructing employee’s engagement.

Competition

We compete with a number of strategic buyers, wealthy individuals, private equity funds and other financial services companies such as hedge funds that seek acquisition opportunities in Brazil and Latin America. The strategic buyers we expect to compete with will vary based on the industry in which the potential acquisition target operates. The asset management industry is intensely competitive, and we expect it to remain so. We compete both globally and on a regional, industry and sector basis. In particular, within our asset management business, we primarily compete in the market for investment products in private equity, infrastructure, credit and real estate sectors. Our asset management business competes with a number of private equity funds, specialized investment funds, hedge funds, funds of hedge funds and other sponsors managing pools of capital, as well as corporate buyers, traditional asset managers, commercial banks, investment banks and other financial institutions (including sovereign wealth funds). We compete on the basis of a number of factors, including investment performance, transaction execution skills, access to capital, access to and retention of qualified personnel, reputation, range of products and services, innovation and price.

In our asset management business, we compete with a larger number of financial institutions and asset managers which, in some cases, have much larger amounts of assets under management or offer a more diverse variety of financial products. We face competition both in the pursuit of outside investors for our investment funds and in acquiring investments in attractive portfolio companies and making other investments. Although many institutional and individual investors have increased the amount of capital they commit to alternative investment funds, such increases may create increased competition with respect to fees charged by our funds. Certain institutional investors have demonstrated a preference to in-source their own investment professionals and to make direct investments in alternative assets without the assistance of private equity advisers like us. We compete for investments with such institutional investors and such institutional investors could cease to be our clients.

Depending on the investment, we face competition primarily from sponsors managing other funds, investment vehicles and other pools of capital, other financial institutions and institutional investors (including sovereign wealth and pension funds), corporate buyers and other parties. Several of these competitors have significant amounts of capital and many of them have investment objectives similar to ours, which may create additional competition for investment opportunities. Some of these competitors may also have a lower cost of capital and access to funding sources or other resources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities. In addition, some of these competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. Corporate buyers may be able to achieve synergistic cost savings with regard to an investment or be perceived by sellers as otherwise being more desirable bidders, which may provide them with a competitive advantage in bidding for an investment.

In addition, in recent years in Brazil the equity capital markets have been a significant competition to our business by providing equity funds to companies in need of financing. In all of our businesses, competition is also intense for the attraction and retention of qualified employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees. For additional information concerning the competitive risks that we face, see “Risk Factors—Certain Factors Relating to Our Business and Industry—The asset management business is subject to substantial and increasingly intense competition.”

Legal Proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Our business is also subject to extensive regulation, which may result in regulatory proceedings against us. See “Risk Factors—Extensive regulation of our business affects our activities and created the potential for significant liabilities and penalties. The possibility of increased regulatory focus could result in additional burdens on our business.” Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We recognize provisions for legal proceedings in our financial statements, in accordance with our management’s assessment and applicable accounting rules, when we are advised by independent outside counsel that (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses, if any, arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

As of September 30, 2020, we have no provisions recorded in our financial statements in connection with legal proceedings for which we believe a loss is probable, in accordance with accounting rules. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.

Civil Matters

As of September 30, 2020, we were party to three judicial proceedings of a civil nature and no administrative proceedings of a civil nature. Our civil proceedings were related to collection lawsuits filed by third parties seeking our joint liability for the acts of certain of our service providers and portfolio companies, in an aggregate amount of R$3.6 million.

Labor Matters

As of September 30, 2020, we were party to 8 labor-related proceedings for which we recorded no provision. In general, the labor claims to which we are a party were filed by former employees or third parties employees seeking our joint and/or subsidiary liability for the acts of our service providers and portfolio companies. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of September 30, 2020, we were involved in 8 judicial and administrative tax and social security proceedings with a risk of loss evaluated by our external counsels as either remote or possible, for which we recorded no provision, since based on the advice of our external counsels, none of these cases was evaluated as a probable loss. As of September 30, 2020, we had no judicial deposits, as these were not required under applicable Brazilian accounting standards. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition. See note 18 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

The following is a summary of our most significant tax proceedings with a risk of loss evaluated by our external counsels as possible:

•	On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against us to demand the collection of Social Integration Program (“PIS”) and Social Security Financing Contribution (“COFINS”) allegedly due on exported financial advice and consultancy services to Pátria Finance Limited in 2015 and 2016. An aggravated penalty of 150% was applied in connection with a supposed fraud allegation and certain executive directors were also deemed jointly liable. The administrative court issued an unfavorable decision in this administrative proceeding, and a decision on the appeal presented by us. An appeal to be presented by the executive directors is currently pending. As of September 30, 2020, the estimated value involved in this proceeding was R$25.7 million. Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded.

•	The Brazilian Federal Revenue Service also issued a tax assessment notice against us on the same date, to demand the collection of social security contributions on profit sharing program payments and signing bonus in 2015 and 2016. We filed our defense and a decision by the administrative court is currently pending. As of September 30, 2020, the estimated value involved in this proceeding was R$10.0 million. Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded

Intellectual Property

Most of our services are based on the jurisdictions in which we have offices. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

As of September 30, 2020, we owned a number of trademarks including Patria Investimentos and Patria Investments, to identify several business and financial services, in Brazil and other jurisdictions, mostly in Latin American and European countries. We also own other valuable trademarks and designs covering various brands, products, programs and services, including Pátria Finance, Pátria Real Estate and Banco Pátria. We have a number of registered copyrights.

Properties

We lease our corporate business and management office, which is located in 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands. We also lease additional office space in São Paulo (Brazil), Montevideo (Uruguay), Bogota (Colombia), and Santiago (Chile), New York and Los Angeles (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China). We do not own any property. We understand our current facilities are suitable for our business needs and that adequate additional space will be available as and when needed.

Employees

As of September 30, 2020 and December 31, 2019 and 2018, we had 157, 167 and 176 employees, respectively. As of September 30, 2020 and December 31, 2019, 66 and 69 of these employees were investment professionals, respectively. The table below breaks down our full-time personnel by function as of September 30, 2020 and December 31, 2019:

	As of September 30, 2020		As of December 31, 2019
Function	Number of Employees	% of Total	Number of Employees	% of Total
Management	20	13%	17	10%
Investment	66	42%	69	41%
Sales & IR	21	13%	26	16%
General and Administrative	50	32%	55	33%
Total	157	100%	167	100%

We believe we have a constructive relationship with our employees and certain labor unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

Additional Information

We are an exempted company limited by shares registered by way of continuation (from Bermuda) in the Cayman Islands on October 12, 2020. We were incorporated in Bermuda in July 2007 as Patria Investments Limited. Our principal executive offices are located at 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands. Our telephone number at our principal executive office is +1 345 640 4900. Our principal website is www.patria.com. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

Management

We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Law (as amended).

Board of Directors

We are currently reviewing the composition of our board of directors and our corporate governance practices in light of this offering and applicable requirements of the SEC and Nasdaq. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate.

As of the date of this prospectus, our board of directors is composed of                members. Within one year of the date of this prospectus, the size of our board of directors is expected to increase to eight members. Each director holds office for the term, if any, fixed by the shareholder resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal from or vacating office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. The current members of the board of directors were appointed at a shareholder meeting held on to serve until the earlier of their removal or vacation of office as a director in accordance with the Articles of Association.

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Olímpio Matarazzo Neto	61	Chairman
Otávio Castello Branco	62	Director
Alexandre Teixeira de Assumpção Saigh	53	Director
		Independent Director(1)
		Independent Director(1)
		Independent Director(1)

(1)	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is currently at 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.

Olímpio Matarazzo Neto is one of our founding partners, Chairman of our Board of Directors, member of our Board of Directors since 2010 and Chairman of our executive-level Real Estate and Credit Investment and Divestment Committee. Mr. Matarazzo is also Senior Managing Partner of Patria Holdings Limited and Chairman of its Executive Committee. Throughout his career Mr. Matarazzo acted in different functions within Patria, being primarily responsible for the development of our Real Estate, Credit and Constructivist Equity strategies. Mr. Matarazzo was a founding partner of Patria in 2001 (successor of Banco Patrimônio), developing and leading the efforts to make Patria one of the leading alternative investment firms in Brazil. Mr. Matarazzo is also one of the founders of Patrimônio in 1988 and led its capital markets and proprietary desks, as well as the relationship with Salomon Brothers’ fixed income desk. After the sale of Patrimônio to Chase Manhattan in 1999, Mr. Matarazzo spent two years at Chase Manhattan where he was co-responsible for its proprietary and capital markets desks in Brazil. Prior to founding Patrimônio, Mr. Matarazzo worked at J.P. Morgan. Mr. Matarazzo holds a Bachelor’s Degree in Business Administration from Universidade de São Paulo (USP).

Otávio Castello Branco is a member of our Board of Directors since 2010 and Chairman of our executive-level Infrastructure Investment and Divestment Committee. Mr. Branco is also Senior Managing Partner of Patria Holdings Limited and member of its Executive Committee. Mr. Branco was responsible for the development of our Infrastructure Division. Mr. Branco joined Patria in 2003, initially as a Managing Partner responsible for the Advisory Group. Since 2006, Mr. Branco led Patria into the infrastructure sector, creating a leading Latin America manager in this asset class. Prior to his role at Patria, from 2001 to 2002, Mr. Branco was an Executive Managing Director at the BNDES – Banco Nacional do Desenvolvimento Econômico e Social – responsible for the Infrastructure and Energy Department. While at BNDES, Mr. Branco was also an executive member of the federal government Energy Crisis Committee (the federal committee created to manage the 2001 power shortage); a member of the board of directors of Vale do Rio Doce and a member of the board of directors of Eletrobrás. From 1995 to 2000, Mr. Branco led J.P. Morgan’s investment banking unit in Brazil, assuming the co-presidency of the Brazilian operations in 2000. From 1990 to 1995, Mr. Branco was the Chief Financial Officer and a member of the executive committee at Grupo Caemi (one of Brazil’s leading mining conglomerates). From 1983 to 1990, Mr. Branco worked at J.P. Morgan in Brazil as an investment banker. Mr. Branco holds a Bachelor’s Degree in Production Engineering from Escola Politécnica de São Paulo (USP).

Alexandre Teixeira de Assumpção Saigh is our Global Chief Executive Officer and a member of our Board of Directors since 2010. He is also one of our founding partners, Chairman of our executive-level Private Equity Investment and Divestment Committee. Mr. Saigh is also Senior Managing Partner of Patria Holdings Limited and member of its Executive Committee. Before taking the role as our Global CEO, Mr. Saigh was primarily responsible for our Private Equity division being responsible for the start-up and development of this business within Patria. He held and currently holds board member positions in several of our funds’ invested companies. Mr. Saigh was one of the founders of Patria in 2001 (successor of Patrimônio), developing and leading the efforts for Patria to become one of the leading alternative investment firms. Mr. Saigh joined Patrimônio (Patria’s predecessor company) in 1994, as a Managing Partner responsible for the development and execution of the Firm’s private equity business. Between 1994 and 1997, while developing Patrimônio’s private equity business, Mr. Saigh was Chief Executive Officer and Chief Financial Officer of Drogasil, one of the leading drugstore chains in Brazil and Patria’s first private equity investment. Prior to joining Patrimônio, Mr. Saigh worked at J.P. Morgan Investment Bank from 1989 to 1994, as a Vice President for its private equity, corporate finance and M&A divisions. Mr. Saigh holds a Bachelor’s Degree in Financial Management and Hotel Administration from Boston University and a Post-Graduate Certificate of Special Studies in Administration and Management from Harvard University.

Executive Officers

Our executive officers are responsible for the management and representation of our company. Our executive officers were appointed by our board of directors until                     .

The following table lists our current executive officers:

Name	Age	Position
Alexandre Teixeira de Assumpção Saigh	53	Chief Executive Officer
Marco Nicola D’Ippolito	44	Chief Financial Officer and Chief Operations Officer

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.

Alexandre Teixeira de Assumpção Saigh. See “—Board of Directors.”

Marco Nicola D’Ippolito is our Chief Financial Officer and Chief Operations Officer, a position he has held since 2016. Mr. D’Ippolito is also a member of our Management Committee. Mr. D’Ippolito has management responsibility over Patria’s operations, finance, treasury, technology and corporate development functions. Before taking over as CFO & COO, he served Patria’s Private Equity division for 13 years, as a Senior Partner, being responsible for different private equity investments. He was also responsible for capital raising within Patria Private Equity division. In addition, he served as Chairman of the Board and Board Member of different portfolio companies. Prior to joining Patria Brazil in 2005, he worked for a Brazilian family office as private equity portfolio manager between 2002 and 2005. Prior to that, he participated on the start-up, development and sale of an IT private company in Brazil. Mr. D’Ippolito holds a Bachelor’s Degree in Economics from Fundação Armando Álvares Penteado and a MBA from Instituto Brasileiro de Mercado de Capitais (IBMEC).

Committee

Audit Committee

The audit committee, which is expected to consist of ,                       and , will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm.                        will serve as Chairman of the committee. The audit committee will consist exclusively of members of our supervisory board who are financially literate, and is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that                     and                     satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee will be governed by a charter that complies with Nasdaq rules. Upon the completion of this offering, the audit committee will be responsible for, among other things:

•	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•	reviewing with management and the independent auditor, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

•	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;

•	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

•	approving or ratifying any related party transaction (as defined in our related party transaction policy) in accordance with our related party transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and adjusted annually. For more information on their variable compensation, see “Related Party Transactions—Officer’s Fund.”

For the year ended December 31, 2019, aggregate compensation for Patria’s directors and executive officers for services in all capacities was US$2.7 million, which includes both benefits paid in kind and variable compensation.

Long-Term Incentive Plan

In connection with the consummation of this offering, we intend to implement either a share option plan or a restricted share plan in which eligible participants will include members of our management and our employees. Beneficiaries under the share option plan or the restricted share plan, as the case may be, will be granted rights to buy shares based on certain criteria that shall be determined and disclosed prior to the commencement of this offering. The final eligibility of any beneficiary to participate in the share option plan or restricted share plan will be determined by our board of directors.

The maximum number shares that can be issued to beneficiaries under the restricted share plan may not exceed 5% of our share capital at any time.

Directors’ and Officers’ Insurance

We intend to contract civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal and Selling Shareholders.”

Family Relationships

As of the date of this prospectus, the members of our board of directors and our executive officers do not have any family relationships among themselves, with the members of the boards of directors of our subsidiaries, with our controlling shareholder or with the boards of directors of our subsidiaries, other than the fact that Mr. Olímpio Matarazzo Neto, chairman and a member of our board of directors, is a first degree cousin of Mr. Alexandre Teixeira de Assumpção Saigh, our Chief Executive Officer and member of our board of directors.

Principal and Selling Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares (1) immediately prior to the completion of this offering, (2) following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares, and (3) following the sale of Class A common shares in this offering, assuming the underwriters’ option to purchase additional common shares is exercised in full, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our issued and outstanding shares;

•	each of our executive officers and directors individually;

•	all executive officers and directors as a group; and

•	the selling shareholder, which consists of the entity shown as having shares listed in the column “Shares to be Sold in Offering.”

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:

•	immediately prior to the completion of this offering: Class A common shares and Class B common shares;

•	following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares: Class A common shares and Class B common shares; and

•	following the sale of Class A common shares in this offering, assuming exercise in full of the underwriters’ option to purchase additional Class A common shares: Class A common shares and Class B common shares.

The table below does not reflect any purchases of our Class A common shares in this offering from our existing shareholders.

Unless otherwise indicated below, the address for each beneficial owner is c/o Patria Investments Limited, at 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.

	Share Beneficially Owned Prior to Offering				% of Total Voting Power Before Offering (1)	Shares to be Sold in the Offering	Shares Beneficially Owned After Offering Without Exercise of Underwriters’ Option				% of Total Voting Power After Offering Without Exercise of Underwriters’	Shares Beneficially Owned After Offering Without Exercise of Underwriters’ Option				% of Total Voting Power After Offering With Full Exercise of Underwriters’
	Class A		Class B				Class A		Class B			Class A		Class B
Shareholders	Shares	%	Shares	%			Shares	%	Shares	%	Option(1)	Shares	%	Shares	%	Option(1)
5% Shareholders
Patria Holdings Limited(2)
Blackstone PAT Holdings IV, L.L.C.(3)
Executive Officers and Directors
Alexandre Teixeira de Assumpção Saigh(4)
Olímpio Matarazzo Neto(4)
Otávio Castello Branco(4)
Marco Nicola D’Ippolito(4)
All directors and executive officers as a group (4 persons)

*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Description of Share Capital.”

(2)	Alexandre Teixeira de Assumpção Saigh and Olímpio Matarazzo Neto are controlling shareholders of Patria Holdings Limited (the “Patria Holdings Controlling Shareholders”). The Patria Holdings Controlling Shareholders have beneficial ownership of the Class B common shares held of record by Patria Holdings Limited. Each of the Patria Holding Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein. The address of Patria Holdings Limited and each Patria Holdings Controlling Shareholder is c/o Patria Holdings Limited, 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands

(3)	Blackstone Holdings IV L.P. is the sole member of Blackstone PAT Holdings IV, L.L.C. Blackstone Holdings IV GP L.P. is the general partner of Blackstone Holdings IV L.P. Blackstone Holdings IV GP Management (Delaware) L.P. is the general partner of Blackstone Holdings IV GP L.P. Blackstone Holdings IV GP Management L.L.C. is the general partner of Blackstone Holdings IV GP Management (Delaware) L.P. The sole member of Blackstone Holdings IV GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Mr. Schwarzman (other than to the extent it or he directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of such Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group Inc., 345 Park Avenue, New York, NY 10154.

(4)	While these executive officers and directors do not own common shares in Patria Investments Limited directly, they own equity interests in Patria Holdings Limited. These executive officers and directors disclaim beneficial ownership of the shares held by Patria Holdings Limited except to the extent, if any, of their respective pecuniary interest therein.

The holders of our Class A common shares and Class B common shares have identical rights, except that Patria Holdings as the sole holder of Class B common shares (i) is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share, (ii) has certain conversion rights and (iii) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest. For more information see “Description of Share Capital—Conversion.” Each Class B common share is convertible into one Class A common share.

Related Party Transactions

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Partners’ compensation

We made cash payments as compensation (excluding dividends) to our direct partners amounting to US$2.7 million and US$2.7 million in the years ended December 31, 2019 and 2018, respectively.

Officer’s Fund

Certain of our employees own quotas of our officer’s fund that entitle them to a cash benefit that is calculated by our management based on certain financial metrics (e.g. DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years. Upon vesting, the benefits are redeemable yearly at the option of the holder or, mandatorily redeemed after two years. In case our employee is no longer eligible for the cash benefit (e.g. as a result of leaving the Company), all unvested benefits are paid based on the amount that was originally contributed to the Fund. For further information, see note 27 to our audited consolidated financial statements and note 28 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

Related party transaction policy

Prior to the completion of this offering, we intend to enter into a new related party transaction policy. We expect that this related party transaction policy will require certain related party transactions to be approved by our board of directors or a designated committee thereof, which may include our audit committee, once implemented.

Indemnification agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our Articles of Association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Description of Share Capital

The following is a description of the material terms of our Articles of Association as they will be in effect upon the completion of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our Articles of Association, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

Patria, the company whose Class A common shares are being offered in this prospectus, was incorporated in Bermuda on July 6, 2007 as a limited liability exempted company and changed the jurisdiction of its incorporation to the Cayman Islands on , 2020, registering by way of continuation as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law.

Our affairs are governed principally by: (1) our Memorandum and Articles of Association; (2) the Companies Law; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our Memorandum and Articles of Association authorize the issuance of up to             Class A common shares and            Class B common shares of our authorized share capital. As of the date of this prospectus,           Class A common shares and            Class B common shares of our authorized share capital were issued, fully paid and outstanding. Upon the completion of this offering, we will have             Class A common shares and              Class B common shares of our authorized share capital issued and outstanding, assuming the underwriters do not elect to exercise their option to purchase additional Class A common shares.

We intend to apply to list our Class A common shares, on the Nasdaq under the symbol “       .”

Initial settlement of our Class A common shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

The Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by Patria Holdings, one of our existing shareholders, as a condition of undertaking an initial public offering of our common shares. See “—Anti-Takeover Provisions in Our Articles of Association—Two Classes of Common Shares.”

At the date of this prospectus, Patria’s total authorized share capital was US$      , divided into                shares par value US$         each, of which:

•	shares are designated as Class A common shares; and

•	shares are designated as Class B common shares.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Following this offering, Patria will have a total issued share capital of US$          , divided into          common shares. Those common shares will be divided into               Class A common shares and             Class B common shares (assuming no exercise of the underwriters’ option to purchase additional common shares); or            Class A common shares and                Class B common shares (assuming full exercise of the underwriters’ option to purchase additional shares). See “Capitalization” and “Dilution.”

Treasury Stock

At the date of this prospectus, Patria has no shares in treasury.

Issuance of Shares

Except as expressly provided in Patria’s Articles of Association, the board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the Company’s capital without the approval of our shareholders (whether forming part of the original or any increase in issued share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether relating to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. In accordance with its Articles of Association, Patria shall not issue bearer shares.

Patria’s Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Patria (following an offer by Patria to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Patria pursuant to Patria’s Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares means that holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

Patria’s Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the then-outstanding Class A common shares.

Fiscal Year

Patria’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Patria’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(i)       Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(ii)       the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(iii)       the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, including the issuance of Class A common shares in furtherance of this offering, if Patria issues Class A common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Patria. This right to maintain a proportional ownership interest may be waived by a majority of the holders of Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, transfers to and between trusts solely for the benefit of the shareholder or its affiliates, and partnerships, corporations and other entities exclusively owned by the shareholder or its affiliates. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

No class of Patria’s common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in Patria’s Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Patria is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which Patria is a party, or (2) any tender or exchange offer by Patria to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at, any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Patria’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Patria at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Patria in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting, every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, Patria is not obliged by the Companies Law to call annual general meetings; however, the Articles of Association provide that in each year the Company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of Patria has the discretion whether or not to hold an annual general meeting in 2021. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Patria may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

The Companies Law provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Patria’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

Patria will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be shareholders or members of the Company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Law and our Articles of Association.

Pursuant to Patria’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If Patria is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between Patria and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between Patria and any person or persons (including without limitation any bilateral or any multilateral set-off or netting arrangements between the Company and any person or persons), and subject to any agreement between Patria and any person or persons to waive or limit the same, shall apply Patria’s property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in Patria.

Changes to Capital

Pursuant to the Articles of Association, Patria may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•	subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

Patria’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Law and our Articles of Association, Patria may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Law, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of Patria may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by Patria’s board of directors.

The Class A common shares sold in this offering will be traded on the Nasdaq in book-entry form and may be transferred in accordance with Patria’s Articles of Association and Nasdaq’s rules and regulations.

However, Patria’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to Patria in respect thereof;

•	the instrument of transfer is lodged with Patria, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of Patria; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Law and the Articles of Association permit Patria to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Patria, subject to the Companies Law, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by Patria. Subject to the Companies Law, Patria’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders, but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Patria. Except as otherwise provided by the rights attached to shares and the Articles of Association of Patria, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (ii) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of Patria’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (2) the holder of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Appointment, Disqualification and Removal of Directors

Patria is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of five to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while Patria’s shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.

By the listing date of this offering, the directors will be and                   .                 and                are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq. We intend to appoint one additional independent director within one year after our registration statement on Form F-1, of which this prospectus forms a part, becomes effective.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Upon the completion of the offering, the board of directors will have in place an audit committee. See “Management—Committee—Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than 10 calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that Patria’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Patria, including, subject to the Companies Law, the power to issue debentures, bonds and other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.

Inspection of Books and Records

Holders of Patria shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent Patria’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the Company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, Patria must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	whether voting rights attach to the shares in issue;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of Patria is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of this offering, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A common shares in this offering. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of Patria, the person or member aggrieved (or any shareholder of Patria, or Patria itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

Patria is an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Upon the closing of this offering, Patria will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, Patria currently intends to comply with the Nasdaq rules in lieu of following home country practice after the closing of this offering.

Anti-Takeover Provisions in Our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Patria or management that shareholders may consider favorable. In particular, the capital structure of Patria concentrates ownership of voting rights in the hands of Patria Holdings. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Patria to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Patria. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of Patria are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since Patria Holdings beneficially owns all the Class B common shares, Patria Holdings has the ability to elect a majority of the members of our board of directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as Patria Holdings has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Patria, third parties may be deterred in their willingness to make an unsolicited merger, takeover or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Patria has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Patria.

Preferred Shares

Patria’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, Patria’s board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of Patria.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of the shares of Patria in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Law, any shareholder may petition the Grand Court of the Cayman Islands, which may make a winding-up order, if the court is of the opinion that this winding-up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to Patria, general corporate claims against Patria by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by Patria’s Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Patria, or derivative actions in Patria’s name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control Patria, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of Patria have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. Patria, our executive officers and directors who will hold shares upon completion of this offering and our existing shareholders have agreed to lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior consent of the representatives for the underwriters. However, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Class A Common Shares Eligible for Future Sale,” including the right for Patria to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Law was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to Patria and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be published in the Cayman Islands Gazette, and where the surviving company is a Cayman Islands company, given to the members and creditors of each constituent company.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Patria is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period thereafter, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

In application may be made by a dissenting shareholder to the Grand Court for an order that the transfer of the shares be made otherwise than on the terms of the offer.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, Patria itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of Patria in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that Patria has a good case against the defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors duties of care and skill and fiduciary duties to the companies which they serve. Under Patria’s Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of Patria to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a Compensation Committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law). We currently have no intention to establish a Compensation Committee.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

•	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

Borrowing Powers

Patria’s directors may exercise all the powers of Patria to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Patria or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Patria’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Patria or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Patria’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Patria’s Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm, or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, which will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to Patria’s Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Patria’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, Patria’s Articles of Association do not provide for cumulative voting. As a result, the shareholders of Patria are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that, unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, Patria cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding-up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law, Patria may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Patria’s Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up Patria.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under Patria’s Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to Patria’s Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, Patria’s Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Patria’s Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Patria’s shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Class A Common Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our Class A common shares. Future sales of substantial amounts of Class A common shares, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common shares or impair our ability to raise equity capital.

Upon the completion of this offering, we will have an aggregate of                  Class A common shares outstanding. Of these shares, the Class A common shares sold in this offering by us or the selling shareholder will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining Class A common shares, representing        % of our issued and outstanding shares will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements and market standoff agreements described below, and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market.

Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We, our directors, executive officers, the selling shareholder and our existing shareholders, have agreed, subject to certain exceptions, not to sell or transfer any Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common shares, for 180 days after the date of this prospectus without first obtaining the written consent of                              . See “Underwriting.”

Eligibility of restricted shares for sale in the public market

The Class A common shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under “—Rule 144.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then issued and outstanding shares of our Class A common shares or the average weekly trading volume of our Class A common shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (2018 Revision). On            , we received this undertaking which provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Material U.S. Federal Income Tax Considerations for U.S. Holders

In the opinion of Davis Polk & Wardwell LLP, the following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding Class A common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction, or persons entering into a constructive sale with respect to the Class A common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons that own or are deemed to own ten percent or more of our stock, by vote or value; or

•	persons holding our Class A common shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the Class A common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our Class A common shares and is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A common shares in their particular circumstances.

Except where noted, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Taxation of Distributions

As discussed above under “Dividends and Dividend Policy,” we may not pay dividends. In the event that we do pay dividends, and subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our Class A common shares, other than certain pro rata distributions of common shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, so long as our Class A common shares are listed and traded on the Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of any dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend.

Sale or Other Disposition of Class A Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our Class A common shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for any taxable year in which either (1) 75% or more of its gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, gains from the sale or exchange of property that gives rise to such income, gains from the sale of partnership interests and gains from transactions in commodities. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

We do not believe we were a PFIC for our 2019 taxable year, and based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we do not expect to be a PFIC for our current taxable year or to become one in the foreseeable future. However, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. Whether we will be a PFIC for 2020 or any future year is uncertain because, among other things, (i) we will hold a substantial amount of cash following this offering, which is characterized as a passive asset and (ii) our PFIC status depends on the composition of our income and assets and the market value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if that U.S. Holder held such shares directly, even though the U.S. Holder will not have received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held our Class A common shares (assuming such U.S. Holder has not made and maintained a timely election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class A common shares would be allocated ratably over the U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by the U.S. Holder on its Class A common shares exceeds 125% of the average of the annual distributions on the Class A common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the Class A common shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Nasdaq, on which the Class A common shares will be listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be regularly traded on a qualified exchange.

If a U.S. Holder makes the mark-to-market election, such U.S. Holder generally will recognize as ordinary income any excess of the fair market value of its Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If the U.S. Holder makes the election, the holder’s tax basis in its Class A common shares will be adjusted to reflect these income or loss amounts recognized. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, the U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs, notwithstanding its mark-to-market election for the Class A common shares.

We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders may be required to report information on their U.S. federal income tax returns relating to an interest in our Class A common shares, subject to certain exceptions (including an exception for Class A common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the Class A common shares.

Underwriting

We and the selling shareholder are offering the Class A common shares described in this prospectus through a number of underwriters.                         ,                         , and                         are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling shareholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholder have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of Class A common shares listed next to its name in the following table:

Underwriter	Number of Class A Common Shares

Total

The underwriters are committed to purchase all the Class A common shares offered by us and the selling shareholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Class A common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$           per share. Any such dealers may resell Class A common shares to certain other brokers or dealers at a discount of up to US$           per share from the initial public offering price. After the initial offering of the Class A common shares to the public, if all of the Class A common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any Class A common shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                 additional Class A common shares from us and/or the selling shareholder to cover sales of Class A common shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional Class A common shares. If any Class A common shares are purchased with this option to purchase additional shares, the underwriters will purchase Class A common shares in approximately the same proportion as shown in the table above. If any additional Class A common shares are purchased, the underwriters will offer the additional Class A common shares on the same terms as those on which the Cass A common shares are being offered.

The underwriting fee is equal to the public offering price per Class A common share less the amount paid by the underwriters to us and the selling shareholder per Class A common share. The underwriting fee is US$           per Class A common share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional Class A common shares.

	Per Class A Common Share	Without exercise of the option to purchase additional shares	With full exercise of the option to purchase additional shares
	(in US$)	(in US$ millions)
Public offering price
Underwriting discounts and commissions payable by us
Underwriting discounts and commissions payable by the selling shareholder
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholder
Total

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$          .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and the selling shareholder have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our common shares or securities convertible into or exercisable or exchangeable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of our common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, other than the Class A common shares to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of Class A common shares or securities convertible into or exercisable for Class A common shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, or other equity awards and the issuance of Class A common shares or securities convertible into or exercisable or exchangeable for Class A common shares (whether upon the exercise of stock options or otherwise) to our employees, officers and directors pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our shareholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of the representatives, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with our common shares, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (ii); (v) by operation of law, (vi) to us from an employee upon death, disability or termination of employment of such employee; or (vii) in the case the lock-up party is not a natural person, (A) to any corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party and (b) exercise of the options or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph.

The representatives, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing/quotation on Nasdaq under the symbol “       ”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling Class A common shares in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common shares while this offering is in progress. These stabilizing transactions may include making short sales of Class A common shares, which involves the sale by the underwriters of a greater number of Class A common shares than they are required to purchase in this offering, and purchasing Class A common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of Class A common shares available for purchase in the open market compared to the price at which the underwriters may purchase Class A common shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us and the selling shareholder that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those Class A common shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price will be determined by negotiations between us, the selling shareholder and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we, the selling shareholder nor the underwriters can assure investors that an active trading market will develop for our Class A common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us, the selling shareholder or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), an offer to the public of any Class A common shares may not be made in that Relevant State, except that an offer to the public in that Relevant State of any Class A common shares may be made at any time under the following exemptions under the Prospectus Regulation:

(a)       to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)       to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), per Relevant State, subject to obtaining the prior consent of the representatives for any such offer; or

(c)       in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Class A common shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any Class A common shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and the Issuer that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, warranty and agreement.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A common shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for any Class A common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this prospectus is being distributed only to, and is directed only at, persons who are “qualified investors” (as defined in the Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute it, all such persons together being referred to as “Relevant Persons”. In the United Kingdom, the Class A common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Class A common shares will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents.

Notice to Prospective Investors in Canada

The Class A common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Argentina

The Class A common shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

•	The Class A shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Class A shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Class A shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Class A shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Class A shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Class A shares you undertake to us that you will not, for a period of 12 months from the date of issue and sale of the Class A common shares, offer, transfer, assign or otherwise alienate those Class A common shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Brazil

The offer and sale of the Class A common shares has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under CVM Rule No. 400, of December 29, 2003, as amended, or under CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, the Class A common shares cannot be offered and sold in Brazil.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer of the Class A common shares, whether by way of sale or subscription, in the Cayman Islands. The Class A common shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in Chile

THESE CLASS A COMMON SHARES ARE PRIVATELY OFFERED IN CHILE PURSUANT TO THE PROVISIONS OF LAW 18,045, THE SECURITIES MARKET LAW OF CHILE, AND NORMA DE CARÁCTER GENERAL NO. 336 (“RULE 336”), DATED JUNE 27, 2012, ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (“SVS”), THE SECURITIES REGULATOR OF CHILE, TO RESIDENT QUALIFIED INVESTORS THAT ARE LISTED IN RULE 336 AND FURTHER DEFINED IN RULE 216 OF JUNE 12, 2008 ISSUED BY THE SVS.

PURSUANT TO RULE 336 THE FOLLOWING INFORMATION IS PROVIDED IN CHILE TO PROSPECTIVE RESIDENT INVESTORS IN THE OFFERED SECURITIES:

1.     THE INITIATION OF THE OFFER IN CHILE IS , .

2.     THE OFFER IS SUBJECT TO NCG 336 OF JUNE 27, 2012 ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (SUPERINTENDENCY OF SECURITIES AND INSURANCE OF CHILE).

3.     THE OFFER REFERS TO SECURITIES THAT ARE NOT REGISTERED IN THE REGISTRO DE VALORES (SECURITIES REGISTRY) OR THE REGISTRO DE VALORES EXTRANJEROS (FOREIGN SECURITIES REGISTRY) OF THE SVS AND THEREFORE:

a.     THE SECURITIES ARE NOT SUBJECT TO THE OVERSIGHT OF THE SVS; AND

b.     THERE ISSUER THEREOF IS NOT SUBJECT TO REPORTING OBLIGATION WITH RESPECT TO ITSELF OR THE OFFERED SECURITIES.

4.     THE SECURITIES MAY NOT BE PUBLICLY OFFERED IN CHILE UNLESS AND UNTIL THEY ARE REGISTERED IN THE SECURITIES REGISTRY OF THE SVS.

INFORMACIÓN A LOS INVERSIONISTAS RESIDENTES EN CHILE

LOS VALORES OBJETO DE ESTA OFERTA SE OFRECEN PRIVADAMENTE EN CHILE DE CONFORMIDAD CON LAS DISPOSICIONES DE LA LEY N° 18.045 DE MERCADO DE VALORES, Y LA NORMA DE CARÁCTER GENERAL N° 336 DE 27 DE JUNIO DE 2012 (“NCG 336”) EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE, A LOS “INVERSIONISTAS CALIFICADOS” QUE ENUMERA LA NCG 336 Y QUE SE DEFINEN EN LA NORMA DE CARÁCTER GENERAL N° 216 DE 12 DE JUNIO DE 2008 EMITIDA POR LA MISMA SUPERINTENDENCIA.

EN CUMPLIMIENTO DE LA NCG 336, LA SIGUIENTE INFORMACIÓN SE PROPORCIONA A LOS POTENCIALES INVERSIONISTAS RESIDENTES EN CHILE:

1.     LA OFERTA DE ESTOS VALORES EN CHILE COMIENZA EL DÍA DE DE .

2.     LA OFERTA SE ENCUENTRA ACOGIDA A LA NCG 336 DE FECHA ECHA 27 DE JUNIO DE 2012 EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS.

3.     LA OFERTA VERSA SOBRE VALORES QUE NO SE ENCUENTRAN INSCRITOS EN EL REGISTRO DE VALORES NI EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA SUPERINTENDENCIA DE VALORES Y SEGUROS, POR LO QUE:

a)     LOS VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ESA SUPERINTENDENCIA; Y

b)     EL EMISOR DE LOS VALORES NO ESTÁ SUJETO A LA OBLIGACIÓN DE ENTREGAR INFORMACIÓN PÚBLICA SOBRE LOS VALORES OFRECIDOS NI SU EMISOR.

4.     LOS VALORES PRIVADAMENTE OFRECIDOS NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE.

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the PRC and the Class A common shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Colombia

The Class A common shares have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the Class A common shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the Class A common shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class A common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class A common shares has been or will be: (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the Class A common shares to the public in France. Such offers, sales and distributions will be made in France only to:

(a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), and/or

(b) qualified investors (investisseurs qualifiés) acting for their own account, and/or (c) a limited circle of investors (cercle restreint) acting for their own account, as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D. 411-1 and D. 411-4 of the French Code monétaire et financier.

The Class A common shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Germany

The Class A common shares will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz uber die Erstellung, Billigung und Veroffentlichung des Prospekts, der beim offentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veroffenlichen ist—Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Notice to Prospective Investors in Hong Kong

The Class A common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the Class A common shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Ireland

The Class A common shares will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the Class A common shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law and (2) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

Notice to Prospective Investors in Italy

The offering of the Class A common shares has not been registered pursuant to Italian securities legislation and, accordingly, no Class A common shares may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the Class A common shares in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the Class A common shares or distribution of copies of any document relating to the Class A common shares will be made in the Republic of Italy except: (a) to “Professional Investors,” as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la Società e la Borsa, or the CONSOB, as amended, or CONSOB Regulation No. 11522, pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended, or the Italian Financial Act; or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the Class A common shares or any document relating to the Class A common shares in the Republic of Italy must be: (1) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (2) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the Class A common shares in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the Class A common shares are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of Class A common shares who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the Class A common shares were purchased, unless an exemption provided for under the Italian Financial Act applies.

Notice to Prospective Investors in Japan

The Class A common shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Class A common shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Korea

The Class A common shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the Class A common shares have been and will be offered in Korea as a private placement under the FSCMA. None of the Class A common shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the Class A common shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the Class A common shares. By the purchase of the Class A common shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the Class A common shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Mexico

The Class A common shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the Class A common shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Notice to Prospective Investors in Netherlands

The Class A common shares may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of Class A common shares is publicly announced that the offer is exclusively made to said individuals or legal entities.

Notice to Prospective Investors in Peru

The Class A common shares and this prospectus have not been registered in Peru under the Decreto Supremo Nº 093-2002-EF: Texto Único Ordenado de la Ley del Mercado de Valores, (the “Peruvian Securities Law”) or before the Superintendencia del Mercado de Valores and cannot be offered or sold in Peru except in a private offering under the meaning of the Peruvian Securities Laws. The Peruvian Securities Law provides that an offering directed exclusively to “institutional investors” (as defined in the Institutional Investors Market Regulations) qualifies as a private offering. The Class A common shares acquired by institutional investors in Peru cannot be transferred to a third party, unless such transfer is made to another institutional investor or the Class A common shares have been previously registered with the Registro Público del Mercado de Valores.

Notice to Prospective Investors in Portugal

No document, circular, advertisement or any offering material in relation to the share has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários), or the CMVM. No Class A common shares may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the Class A common shares as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the Class A common shares have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the Class A common shares by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the Class A common shares in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the Class A common shares in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Notice to Prospective Investors in Qatar

The Class A common shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the Class A common shares pursuant to the offering should note that the offer of the Class A common shares is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The Class A common shares may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of Class A common shares is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired Class A common shares pursuant to this exempt offer may not offer or sell Class A common shares to any person (referred to as a transferee) unless the price to be paid by the transferee for such Class A common shares equals or exceeds SR1 million. (b) If the provisions of paragraph (a) cannot be fulfilled because the price of the Class A common shares being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the Class A common shares to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million. (c) If the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the Class A common shares if he/she sells his entire holding of the Class A common shares to one transferee.

Notice to Prospective Investors in Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Class A common shares or caused such Class A common shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such Class A common shares or cause such Class A common shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Class A common shares, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A common shares pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Switzerland

The Class A common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the Class A common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the Class A common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Class A common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common shares.

Notice to Prospective Investors in Spain

The Class A common shares have not been registered with the Spanish National Commission for the Securities Market and, therefore, no Class A common shares may be publicly offered, sold or delivered, nor any public offer in respect of the Class A common shares made, nor may any prospectus or any other offering or publicity material relating to the Class A common shares be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

Cayman Islands Data Protection

We have certain duties under the Data Protection Law, 2017 of the Cayman Islands, or the DPL, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPL, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPL.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at www.patria.com or through phone number +55 11 3039 9000.

Expenses of the Offering

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs
Total	US$

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the FINRA filing fee. The Company will pay certain of the expenses of this offering.

Legal Matters

Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, and for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the Class A common shares offered in this offering and other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain other matters of Brazil law will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and for the underwriters by Pinheiro Neto Advogados.

Experts

The consolidated financial statements of Patria as of December 31, 2019 and 2018, and for the years then ended, appearing in this prospectus have been audited by Deloitte Touche Tohmatsu Auditores Independentes, independent registered public accounting firm, as set forth in their report thereon appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Service of Process and Enforcement of Civil Liabilities

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less prescriptive body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Maples and Calder, our counsel as to Cayman Islands law, and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, our counsel as to Brazilian law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Brazil would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or Brazil against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have appointed Patria Investments Limited, with offices at 601 Lexington Avenue, 17th floor, New York, NY 10022, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this offering.

Cayman Islands

Our Cayman Islands counsel has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Virtually all of our assets are located outside the United States, in Brazil. In addition, a majority of the members of our board of directors and all of our officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Brazil

A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a certain amount rendered by any such court, provided that such judgment has been previously recognized by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça), or STJ. That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law No. 13,105, dated March 16, 2015, as amended), if the U.S. judgment:

•	complies with all formalities necessary for its enforcement under the laws of the jurisdiction where the foreign judgment was issued;

•	is issued by a court of competent jurisdiction after proper service of process is made on the parties, in accordance with the applicable law, which service must be in accordance with Brazilian law if made in Brazil, or after sufficient evidence of our absence has been given (revelia), as requested under the laws of the United States;

•	is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015, as amended);

•	is final, binding and, therefore, not subject to appeal (res judicata) in the United States;

•	creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued, except if it is duly apostilled by a competent authority of the United States, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication, or the Hague Convention. If such decision emanates from a country that is not a signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•	is accompanied by a translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•	is not contrary to Brazilian national sovereignty good morals or public policy and does not violate the dignity of the human person, as set forth in Brazilian law (as determined by Article 17 of the Law of Introduction to the Brazilian Law in Article 963, VI, of the Brazilian Code of Civil Procedure and in Article 216-F of the Brazilian Superior Court of Justice’s Regiment (regimento interno do Superior Tribunal de Justiça)).

Following and based on said recognition procedure by the STJ, the enforcement of the judgment is delegated to a lower federal Court. In both stages of recognition and enforcement, Brazilian courts do not entail an analysis on the merits of the foreign judgment.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein (provided that provisions of the federal laws of the United States do not contravene Brazilian public policy, good moral principles or national sovereignty or the dignity of the human person and provided further that Brazilian courts can assert jurisdiction over the particular action). However, the application of a foreign body of law by Brazilian courts may be troublesome, as Brazilian courts consistently base their decisions on domestic law, or refrain from applying a foreign body of law for a number of reasons. Although remote, there is a risk that Brazilian courts, considering a relevant case-by-case rationale, may dismiss a petition to apply a foreign body of law and may adopt Brazilian laws to adjudicate the case. In any case, we cannot assure that Brazilian courts will confirm their jurisdiction to rule on such matter, which will depend on the connection of the case to Brazil and, therefore, must be analyzed on a case-by-case basis.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This bond must cover an amount sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian judge. This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), or enforcement of foreign judgments that have been duly recognized by the Superior Court of Justice; (2) counterclaims as established; and (3) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to our Class A common shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A common shares would be expressed in reais. See “Risk Factors—Certain Factors Relating to Our Class A Common Shares and the Offering—Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais. The exchange rate in force at the time may not offer non-Brazilian investors full compensation for any claim arising from our obligations.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Where You Can Find More Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Patria Investments Limited

Condensed Consolidated Statement of Financial Position
As of September 30, 2020 and December 31, 2019
(In thousands of United States dollars - US$)

		Unaudited				Unaudited
Assets	Note	9/30/2020	12/31/2019	Liabilities and equity	Note	9/30/2020	12/31/2019

Cash and cash equivalents	6	39,697	4,120	Personnel and related taxes	13	9,838	14,082
Short term investments	10	13,423	33,030	Taxes payable	14	691	2,241
Accounts receivable	7	5,334	11,007	Other liabilities	15	3,109	2,718
Project advances	8	2,319	6,431	Unearned revenues	17	20,971	-
Other assets	9	1,884	1,785
Recoverable taxes		471	449	Current liabilities		34,609	19,041

Current assets		63,128	56,822	Personnel liabilities	13	1,652	1,530
				Deferred tax liabilities	16	261	402
				Other liabilities	15	3,363	5,135
Accounts receivable	7	32,989	15,110
Deferred tax assets	16	2,505	6,004	Non-current liabilities		5,276	7,067
Project advances	8	830	789
Other assets	9	332	540
Long term investments	10	2,638	3,669	Capital	26 (a)	1	1
Property and equipment	11	3,866	6,464	Additional paid-in capital	26 (b)	1,557	1,557
Intangible assets	12	23,710	25,457	Retained earnings		96,203	85,483
				Cumulative translation adjustment	26 (e)	(7,895)	(5,884)
Non-current assets		66,870	58,033	Equity attributable to the owners of the parent		89,866	81,157
				Non-controlling interests	26 (f)	247	7,590

				Equity		90,113	88,747

Total assets		129,998	114,855	Total liabilities and equity		129,998	114,855

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Income Statement
For the nine-month periods ended September 30, 2020 and 2019
(In thousands of United States dollars - US$)

		Unaudited nine-month periods ended September 30,
	Note	2020	2019

Revenue from services	20	83,262	88,044

Cost of services rendered		(26,031)	(34,239)
Personnel expenses	21	(21,582)	(29,697)
Amortization of intagible assets	21	(4,449)	(4,542)

Gross profit		57,231	53,805

Operating income and expenses		(8,673)	(9,788)
Administrative expenses	22	(8,788)	(9,854)
Other income/(expenses)	23	115	66

Operating income before net financial income/(expense)		48,558	44,017

Net financial income/(expense)	24	(36)	96

Income before income tax		48,522	44,113

Income tax	25	(3,014)	(2,725)

Net income for the period		45,508	41,388
Attributable to:
Owners of the Parent		46,649	39,805
Non-controlling interests		(1,141)	1,583

Basic and diluted earnings per share	26	0.05	0.04

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Comprehensive Income
For the nine-month periods ended September 30, 2020 and 2019
(In thousands of United States dollars - US$)

	Unaudited nine-month periods ended September 30,
	2020	2019

Net income for the period	45,508	41,388
Items that will be reclassified to the income statement
Currency translation adjustment	(2,011)	(1,172)
Currency translation adjustment - non controlling interest	(2,650)	(1,103)

Total comprehensive income	40,847	39,113
Attributable to:
Owners of the Parent	44,638	38,634
Non-controlling interests	(3,791)	479

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Changes in Equity
For the nine-month periods ended September 30, 2020 and 2019
(In thousands of United States dollars - US$)

			Attributable to owners of Patria Investments Limited
	Note		Capital	Additional paid-in capital	Retained earnings	Cummulative translation adjustment	Total	Non controlling interests	Total

Balance at December 31, 2018			1	1,557	72,912	(2,853)	71,617	6,005	77,622

Adjustments on initial application of IFRS 16			—	—	429	—	429	285	714
Balance at January 1, 2019			1	1,557	73,341	(2,853)	72,046	6,290	78,336

Cummulative translation adjustment	26	(e)	—	—	—	(1,172)	(1,172)	(1,103)	(2,275)
Net income for the period			—	—	39,805	—	39,805	1,583	41,388
Dividends distributed	26	(c)	—	—	(46,397)	—	(46,397)	(489)	(46,886)
Balance at September 30, 2019 (unaudited)			1	1,557	66,749	(4,025)	64,282	6,281	70,563

Balance at December 31, 2019			1	1,557	85,483	(5,884)	81,157	7,590	88,747

Cummulative translation adjustment	26	(e)	—	—	—	(2,011)	(2,011)	(2,650)	(4,661)
Net income for the period			—	—	46,649	—	46,649	(1,141)	45,508
Dividends distributed	26	(c)	—	—	(35,929)	—	(35,929)	(3,552)	(39,481)
Balance at September 30, 2020 (unaudited)			1	1,557	96,203	(7,895)	89,866	247	90,113

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Cash Flows
For the nine-month periods ended September 30, 2020 and 2019
(In thousands of United States dollars - US$)

		Unaudited nine-month periods ended September 30,
	Note	2020	2019
Cash flows from operating activities
Net income for the period		45,508	41,388
Adjustments to net income for the period
Depreciation expense	11/ 22	1,301	1,609
Amortization expense	12 / 21 / 22	4,470	4,595
Net financial investment income	24	(320)	(743)
Valuation adjustments to long term investments	24	(57)	(37)
Interest expense on lease liabilities	24	650	686
Deferred income tax expense	25	2,195	478
Current income tax expense	25	819	2,247
Other non-cash effects		(778)	(1,951)

Changes in operating assets and liabilities
Accounts receivable		(14,581)	(8,893)
Advances for projects		3,132	1,207
Recoverable taxes		(22)	161
Payroll and related taxes		(4,122)	(776)
Taxes payable and deffered		130	55
Payment of income tax		(1,336)	(2,061)
Unearned Revenues		20,971	16,923
Other assets and liabilities		2,068	(5,278)
Payment of placement agent fees	15	(750)	(970)

Net cash provided by operating activities		59,278	48,640

Cash flows from investing activities
Net decrease in short term investments	10	18,677	31,154
Capital call from long-term investment	10	(110)	(304)
Distribution from long-term investment	10	249	1,515
Acquisition of property and equipment	11	(218)	(135)
Acquisition of software and computer programs	12	(1,597)	(7)
Amount received due to canceling a software development project	12	-	71

Net cash provided by investing activities		17,001	32,294

Cash flow from financing activities
Dividends paid	26 (c)	(39,481)	(46,886)
Payment related to P2 purchase	12 (b)	-	(5,000)
Lease payments	15	(558)	(730)
Interest paid on lease liabilities	15	(607)	(686)

Net cash used in financing activities		(40,646)	(53,302)

Foreign exchange variation on cash and cash equivalents in foreign currencies		(56)	(70)

Increase in cash and cash equivalents		35,577	27,562

Cash and cash equivalents at the beginning of the period	6	4,120	2,346
Cash and cash equivalents at the end of the period	6	39,697	29,908

Increase in cash and cash equivalents		35,577	27,562

Non-cash operating and investing activity
Transfer of long term investment with a corresponding descrease in liability (Note 10)		950	303
Addition of right of use assets previous year (Note 11)		-	5,132

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

1	General information

Patria Investments Ltd. (the “Company”), domiciled in Bermuda was established on July 6, 2007.

The Company and its subsidiaries (collectively, the “Group”) are a private markets investment firm focused on investing in Latin America. Since 1994 the Group has expanded from its initial flagship private equity funds, to other investment products, such as its flagship infrastructure development funds (its private equity approach applied to infrastructure assets), its co-investments funds (focused on successful companies from its flagship funds), its constructivist equity funds (applying its private equity approach to listed companies), as well as its real estate and credit funds. The Group operates around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), and Santiago (Chile), as well as client-coverage offices in New York and Los Angeles (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover its LP base, in addition to its corporate business and management office in George Town (Cayman Islands).

The Company is a holding Company controlled by Patria Holdings Ltd., which holds 60% of the Company’s common shares and is ultimately controlled by a group of individuals. The Group's main executive office is located at 18, Forum Lane, Grand Cayman, Cayman Islands.

The COVID-19 pandemic has developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. We have taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our people (such as social distancing and working from home) and securing the supply of materials that are essential to the maintenance of our offices.

At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

Management has considered the consequences of COVID-19 and other events and conditions, and it has determined that they do not create a material uncertainty that casts significant doubt upon the entity’s ability to continue as a going concern.

This unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2020 and 2019 includes the condensed financial information regarding the Company and its subsidiaries, as described in Note 5.

2	Presentation of financial statements

a.	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting and the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

(“IASB”), which include the standards issued by IASB and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The unaudited condensed consolidated interim financial statements were approved on November 23, 2020.

b.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements have been presented in United States dollar (USD). The effects of the translation from the functional currency into the presentation currency are recognized in Equity under the caption “Cumulative Translation Adjustment”.

See Note 4(l) of the Company’s annual consolidated financial statements for the year ended December 31, 2019 for details around the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, and Note 5 for the functional currency determined for each entity.

c.	Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IAS 34 - Interim Financial Reporting, which requires Management to make estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that estimates utilized in the preparation of the condensed consolidated interim financial statements are prudent and reasonable. Actual results could differ from those estimates and such differences could be material.

The most significant accounting estimates and corresponding assumptions are the following:

(i)	employee profit sharing, long term benefits and bonus accruals, where Management considered the expected results and targets to estimate the accruals;

(ii)	the useful lives of tangible and intangible assets and impairment analysis of such assets;

(iii)	the assessment of recoverability of deferred tax assets, where Management considered cash flow projections, income and expenses growth rates and timing for utilization of the net operating losses and temporary differences, as well as any cap for compensation;

(iv)	the assessment and measurement of risk regarding provisions and contingencies, where Management, supported by the opinion of it legal counsel, determined the likelihood of losses and the probable cash outcome expected for each claim;

(v)	Revenue recognition, where Management determined the multiple elements in the contracts and the criteria and timing for revenue recognition;

(vi)	Fair value of financial instruments, where Management determined the methodology and the inputs to the model, including observable and unobservable inputs.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

3	Segment information

The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group`s chief operating decision maker allocates resources and assess performance under the Group`s global strategy, which includes integrated product lines. For the Group’s entity wide disclosures, refer to Notes 12 and 20.

4	Significant accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices and methods for calculating estimates adopted in the preparation of the annual consolidated financial statements for the year ended December 31, 2019.

5	Consolidation and subsidiaries

The unaudited condensed consolidated interim financial statements include the entities listed below which are the Group’s direct or indirect subsidiaries:

		Functional Currency	Equity interest (direct or indirect) (%)

Subsidiaries			September 30, 2020	December 31, 2019
Patria Finance Ltd.	(a)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner III, Ltd.	(b)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner IV, Ltd.	(c)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner V, Ltd.	(d)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	(e)	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	(f)	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	(g)	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	(h)	USD	100.00%	100.00%
Patria Investments UK Ltd.	(i)	GBP	100.00%	100.00%
Patria Investments US LLC.	(j)	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.	(k)	COP	100.00%	100.00%
Patria Infrastructure General Partner II Ltd.	(l)	USD	100.00%	100.00%
Patria Infrastructure General Partner III Ltd.	(m)	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.	(n)	USD	100.00%	100.00%
Patria Investimentos Ltda.	(o)	BRL	51.00%	51.00%
Patria Companhia Securitizadora de Créditos Imobiliários	(p)	BRL	51.00%	51.00%
Patria Infraestrutura Gestão de Recursos Ltda.	(q)	BRL	51.00%	51.00%
Patria Investments SpA	(r)	CLP	100.00%	100.00%
Patria Investments Hong Kong, Ltd.	(s)	HKD	100.00%	100.00%
Patria Farmland General Partner, Ltd.	(t)	USD	100.00%	100.00%

“USD” United States dollars

“BRL” Brazilian Real

“GBP” Pound sterling

“CLP” Chilean peso

“COP” Colombian peso

“HKD” Hong Kong dollar

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

(a)	Patria Finance Ltd.: headquartered in the Cayman Islands, Patria Finance Ltd. is responsible for the management of funds and providing financial advisory services to clients around the world. It also provides the accounting and finance support to the Group.

(b)	Patria Brazilian Private Equity General Partner III, Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(c)	Patria Brazilian Private Equity General Partner IV, Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(d)	Patria Brazilian Private Equity General Partner V, Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(e)	Patria Brazilian Private Equity General Partner VI, Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(f)	Patria Brazil Real Estate Fund General Partner II Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(g)	Patria Brazil Real Estate Fund General Partner III Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(h)	Patria Brazil Retail Property Fund General Partner, Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(i)	Patria Investments UK Ltd.: headquartered in London (UK), and is engaged in the development of investor relations.

(j)	Patria Investments US LLC: headquartered in Delaware (USA) and is engaged in the development of investor relations and marketing services, as well as certain back office services.

(k)	Patria Investments Colombia S.A.S.: headquartered in Bogotá (Colombia) and is engaged in advisory services related to asset management of investment funds and investments in private equity and infrastructure areas, as well as in investor relations and marketing services.

(l)	Patria Infrastructure General Partner II, Ltd.: headquartered in the Cayman Islands and serves as manager or administrator of offshore funds. Patria Infrastructure General Partner II, Ltd. was the major owner of Patria Infraestrutura Gestão de Recursos Ltda. until September 28, 2020 when transferred the totality of its shares to Patria Investimentos Ltda.

(m)	Patria Infrastructure General Partner III, Ltd.: headquartered in the Cayman Islands and serves as manager or administrator of offshore funds, as well as providing financial advisory services. After a corporate restructuring completed in 2016, this entity became the successor entity to the P2 Group, a fund manager that was acquired in 2015.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

(n)	Patria Infrastructure General Partner IV, Ltd.: headquartered in the Cayman Islands and serves as manager of offshore funds.

(o)	Patria Investimentos Ltda.: headquartered in Brazil and is engaged in asset management, fund administration, consulting and planning services related to asset management as well as the organization and performance of transactions in the commercial and corporate sectors. Since September 28, 2020, after receiving Patria Infrastructure General Partner II, Ltd. shares, Patria Investimentos Ltda. is the owner of Patria Infraestrutura Gestão de Recursos Ltda.

(p)	Patria Companhia Securitizadora de Créditos Imobiliários: it is a subsidiary of Patria Investmentos Ltda, headquartered in Brazil and engaged in the issuance and placement of Real Estate Receivables Certificates backed by real estate receivables and the trading and services related to the securitization of these receivables.

(q)	Patria Infraestrutura Gestão de Recursos Ltda.: since September 28, 2020, it is a subsidiary of Patria Investmentos Ltda, headquartered in Brazil and engaged in advisory services, consulting and planning services, as well as the organization and performance of transactions in the commercial and corporate sectors, including providing these services to companies operating in the infrastructure industry; and holding interests in local or foreign, profit or nonprofit entities, either as partner or shareholder. It also engages in consulting services, and in the management of equity portfolios and investment funds.

(r)	Patria Investments SpA.: headquartered in Chile and engaged in advisory services related to asset management of investment funds and investments in infrastructure, as well as investor relations and marketing services.

(s)	Patria Investments Hong Kong, Ltd.: headquartered in Hong Kong and engaged in the development of investor relations and marketing services.

(t)	Patria Farmland General Partner, Ltd.: a subsidiary of Patria Finance Ltd, headquartered in Cayman Islands and serves as manager or administrator of offshore funds.

6	Cash and cash equivalents

	September 30, 2020	December 31, 2019
Bank accounts	39,697	4,120

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

7	Accounts receivable

	September 30, 2020	December 31, 2019
Current	5,334	11,007
Non-current (a)	32,989	15,110

Accounts receivable	38,323	26,117

Amounts receivable from customers relate to management and performance fees, including reimbursement of expenses, on investment funds and financial advisory services. There are no past due accounts receivable and the Company has not recorded write-offs nor allowances for uncollectible accounts receivable for the periods presented in these condensed consolidated interim financial statements. For the breakdown of the accounts receivable balance per currency refer to Note 27(d).

(a)	Non-current balances are related to management fees receivable from fund Private Equity IV in annual equal installments in December 31, 2021, 2022 and 2023. The Company agreed to receive payments from this fund beginning in December 31, 2021 in order to adequate to the fund’s cash flows. The increase as of September 30, 2020 relates to the accrued management fees for this period. No interest is charged and its impact is not material.

8	Project advances

	September 30, 2020	December 31, 2019
Current	2,319	6,431
Non-current	830	789

Project advances	3,149	7,220

Project advances represent recoverable advances relating to the development process of new funds or on the capture of non-capitalized funds. In both cases, the amounts will be reimbursed as provided for in the respective agreements between the Group and investors.

The balance recorded as non-current assets corresponds to projects related to funds still in the structuring stage.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

9	Other assets

	September 30, 2020	December 31, 2019
Advances to suppliers	207	107
Advances to employees	320	354
Prepaid expenses (a)	834	858
Officer's fund (b)	47	47
Other current assets	476	419

Other current assets	1,884	1,785

Prepaid expenses (a)	192	407
Deposit/guarantee on lease agreement	140	133

Other non-current assets	332	540

(a)	Prepaid expenses are composed mainly of IT services paid in advance, such as renewal of licenses, technical support and guarantees. These services refer to future periods; therefore these items will be recorded as administrative expenses (Note 22) in the consolidated income statement related to the period for which they correspond.

(b)	The balances of US$ 47 as of September 30, 2020 and December 31, 2019 represent the amount receivable from the Officer’s fund related to reimbursable costs incurred by the Group (Note 28).

10	Investments

a.	Short- term investments

	September 30, 2020	December 31, 2019
Loan (a)	1,800	13,031
Securities (b)	11,623	19,999

Short-term investments	13,423	33,030

(a)	The balance as of December 31, 2019 was fully settled in January 2020 and refers to a short-term bridge loan made to the Patria Brazilian Private Equity Fund III, L.P. in 2019. The principal amount of US$ 13,031 was granted on December 18, 2019 at an interest rate of 4.15% per annum. The balance as of September 30, 2020 was fully settled on October 1st, 2020 and refers to an additional short-term bridge loan made to the Patria Brazilian Private Equity Fund III, L.P. in 2020. The principal amount of US$ 10,800 was granted on May 27, 2020 at an interest rate of 0.4% per annum.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

(b)	Investments into short-term, liquid investment funds with portfolios made of term deposits, equities, government bonds and other short-term liquid securities.

b.	Long-term investments

	September 30, 2020	December 31, 2019

Patria Brazil Real Estate Fund II, L.P. (a)	1,678	2,712
Patria Brazilian Private Equity Fund III, L.P. (a)	367	446
Patria Brazilian Private Equity Fund IV, L.P.	140	129
Patria Brazilian Private Equity Fund V, L.P.	103	100
Patria Brazil Real Estate Fund III, L.P.	63	54
Patria Private Equity Fund VI, L.P.	94	35
Patria Infrastructure Fund II, L.P.	88	83
Patria Infrastructure Fund III, L.P.	78	91
Patria Infrastructure Fund IV, L.P.	1	-
Patria lnfrastructure II LAP Co-lnvest UK, L.P.	4	4
Patria Alphaville Co-Invest, L.P.	14	6
Patria Farmland Fund I, L.P.	2	2
Other investments	6	7

Long-term investments	2,638	3,669

(a)	Since December 31, 2018, the investment was subject to a participating share held by a related party in Patria Brazilian Private Equity Fund III, L. P. and Patria Brazil Real Estate Fund II, L.P. that gives it the right to all returns and the related asset. Consequently, the Group has recorded a liability in the same amount (see Note 15(a) and Note 28(c)).

These investments in securities will be maintained until the funds’ respective termination dates and are measured at fair value, according to the methodology described in Note 28(c). The Group’s ownership interest on these investments ranges from 0.00004% to 3.28%.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

11	Property and equipment

Changes in costs
	December 31, 2019					September 30, 2020
	Balance	Additions	Disposals	Transfers	CTA	Balance

Furniture and fixtures	883	15	-	-	(220)	678
Building improvements	3,617	19	-	-	(867)	2,769
Electronic equipment	222	8	-	-	(64)	166
IT equipment	2,043	40	-	-	(492)	1,591
Telecommunication equipment	352		-	-	(95)	257
Right-of-use assets	5,168	136	-	-	(1,430)	3,874
Cost of fixed assets	12,285	218	-	-	(3,168)	9,335

Changes in accumulated depreciation
	December 31, 2019					September 30, 2020
	Balance	Additions	Disposals	Transfers	CTA	Balance

(-) Furniture and fixtures	(451)	(55)	-	-	133	(373)
(-) Building improvements	(2,045)	(314)	-	-	534	(1,825)
(-) Electronic equipment	(176)	(10)	-	-	52	(134)
(-) IT equipment	(1,558)	(138)	-	-	408	(1,288)
(-)Telecommunication equipment	(335)	(3)	-	-	96	(242)
(-) Right-of-use assets (a)	(1,256)	(781)	-	-	430	(1,607)
Total accumulated depreciation	(5,821)	(1,301)	-	-	1,653	(5,469)
Property and equipment, net	6,464	(1,083)	-	-	(1,515)	3,866

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

Changes in cost
	December 31, 2018	Adj. IFRS 16	Adj. opening balance	Additions	Disposals	Transfers	CTA	September 30, 2019 balance

Furniture and fixtures	900	-	900	15	-	2	(33)	884
Building improvements	3,771	-	3,771	35	-	-	(217)	3,589
Electronic equipment	221	-	221	8	-	-	(9)	220
IT equipment	1,973	-	1,973	77	-	(2)	(39)	2,009
Telecommunication equipment	364	-	364	-	-	-	(14)	350
Right-of-use assets (a)	-	5,132	5,132	-	-	-	(3)	5,129

Cost of fixed assets	7,229	5,132	12,361	135	-	-	(315)	12,181

Changes in accumulated depreciation
	December 31, 2018	Adj. IFRS 16	Adj. opening balance	Additions	Disposals	Transfers	CTA	September 30, 2019 balance

(-) Furniture and fixtures	(376)	-	(376)	(62)	-	-	17	(421)
(-) Building improvements	(1,630)	-	(1,630)	(295)	-	-	39	(1,886)
(-) Electronic equipment	(167)	-	(167)	(11)	-	-	8	(170)
(-) IT equipment	(1,351)	-	(1,351)	(271)	-	-	40	(1,582)
(-)Telecommunication equipment	(339)	-	(339)	(4)	-	-	12	(331)
(-) Right-of-use assets (a)	-	-	-	(966)	-	-	30	(936)

Total - Accumulated depreciation	(3,863)	-	(3,863)	(1,609)	-	-	146	(5,326)
Property and equipment, net	3,366	5,132	8,498	(1,474)	-	-	(169)	6,855

As of September 30, 2020 and 2019 there was no indication that any of these assets were impaired. Total depreciation expenses of US$ 1,301 and US$ 1,609 were recorded as Administrative expenses for the nine months ended September 30, 2020 and 2019, respectively (see Note 22).

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office space located in São Paulo, London and Cayman. Depreciation expense relating to these assets was recognized in 2020 in the amount of US$ 781 (US$ 966 in September 30, 2019), see Note 22.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

12	Intangible assets

Changes in costs
	December 31, 2019					September 30, 2020
	Balance	Additions	Disposals	Transfers	CTA	Balance
Placement agents (a)	35,284	2,000	-	-	(494)	36,790
Contractual rights (b)	44,156	-	-	-	-	44,156
Software	743	323	-	156	(266)	956
Software implementation costs	144	24	-	-	(3)	165
Cost of intangible assets	80,327	2,347	-	156	(763)	82,067

Changes in accumulated amortization	December 31, 2019					September 30, 2020
	Balance	Additions	Disposals	Transfers	CTA	Balance
(-) Placement agents (a)	(27,387)	(1,682)	-	554	287	(28,228)
(-) Contractual rights (b)	(26,805)	(2,742)	-	-	-	(29,547)
(-) Software	(678)	(46)	-	(65)	207	(582)
Accumulated amortization	(54,870)	(4,470)	-	489	494	(58,357)
Intangible assets, net	25,457	(2,123)	-	645	(269)	23,710

Changes in costs	December 31, 2018					September 30, 2019
	Balance	Additions	Disposals	Transfers	CTA	Balance
Placement agents (a)	35,350	-	-	-	(125)	35,225
Contractual rights (b)	44,156	-	-	-	-	44,156
Software	851	2	(71)	-	(64)	718
Software implementation costs	80	5	-	-	-	85
Cost of intangible assets	80,437	7	(71)	-	(189)	80,184

Changes in accumulated amortization	December 31, 2018					September 30, 2019
	Balance	Additions	Disposals	Transfer	Additions	Balance
(-) Placement agents (a)	(25,153)	(1,702)	-	-	58	(26,797)
(-) Contractual rights (b)	(23,042)	(2,822)	-	-	-	(25,864)
(-) Software	(688)	(71)	-	-	46	(713)
Accumulated amortization	(48,883)	(4,595)	-	-	104	(53,374)
Intangible assets, net	31,554	(4,588)	(71)	-	(85)	26,810

As of September 30, 2020 and 2019, there was no impairment indication for any of these assets.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

(a)	Refers to amounts capitalized relating to agreements with investment placement agents relating to funds raised from foreign investors in offshore funds. These assets are amortized based on the estimated duration of the respective investment funds (see Note 21). In case of an early liquidation of an investment fund, the amortization period is also adjusted, or if there is an indication of impairment, an impairment assessment is performed and, if necessary, an impairment loss is recognized. The remaining balance as of September 30, 2020 is expected to be amortized as shown below:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Placement agent fees	598	2,144	1,402	1,209	1,109	991	198	198	182	177	177	177	8,562

(b)	Refers to contractual rights relating to the management of the P2 GP II and P2 GP IIII funds. These rights were recorded as a result of the acquisition of control of P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. on September 25, 2015 from Promon International Inc. The purchase agreement includes contingent consideration that will be paid to Promon based on the performance of the funds and only if the performance is achieved. As of the date of these financial statements, no amounts were due relating to these agreements. These intangible assets were recorded based on their respective fair values using estimates of expected future earnings on the acquisition date.

(c)	Following is the breakdown of the total intangible assets by country:

	September 30, 2020	December 31, 2019

Brazil	786	886
Cayman Islands	22,924	24,571

Balance	23,710	25,457

13	Personnel and related taxes

	September 30, 2020	December 31, 2019
Payroll and taxes	403	246
Withholding income tax on payroll	86	219
Accrued vacation and related charges	1,115	1,124
Bonuses and employee profit sharing (a)	7,389	11,450
Officer’s fund (b)	845	1,043

Personnel and related taxes current	9,838	14,082

Officer’s fund (b)	1,652	1,530

Personnel non-current liabilities	1,652	1,530

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

(a)	The Group recognizes a provision for payment of bonuses and profit sharing to employees, according to conditions approved by Management, which is recorded as personnel expenses in the income statement. The amount regarding 2019 fiscal year was paid in February and March of 2020.

(b)	Represents the amount of accrued employee benefits related to the Officer’s fund. See Note 28(b).

14	Taxes payable

	September 30, 2020	December 31, 2019
Taxes on revenues	309	885
Income tax	358	1,326
Other taxes payable	24	30

Taxes payable	691	2,241

15	Other liabilities

	September 30, 2020	December 31, 2019

Placement Agent	850	-
Distributions received from Patria Brazil Real Estate Fund General Partner III Ltd (a)	483	-
Suppliers	747	492
Advances from customers	85	932
Occupancy costs	158	6
Lease liabilities (b)	744	1,209
Other current liabilities	42	79

Other current liabilities	3,109	2,718

Placement Agent	400	-
Investment fund participating share in Patria Brazilian Private Equity General Partner III, Ltd. and Patria Brazil Real Estate Fund II, L.P. (c)	2,045	3,158
Lease liabilities (b)	918	1,888
Other non-current liabilities	-	89

Other non-current liabilities	3,363	5,135

(a)	Distributions received from Patria Brazil Real Estate Fund General Partner III Ltd was transferred to other shareholders in October, 2020.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

(b)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in São Paulo, London and Cayman. Interest on lease liabilities was recognized in the nine-months period ended September 30, 2020 in the amount of US$ 650 (US$ 686 in the nine-month period ended September 30, 2019) which was disclosed in Note 24. The principal amount paid in the nine-month periods ended September 30, 2020 and 2019 on leases were US$ 577 and US$ 730, respectively.

(c)	This liability refers to a participating share held by a related party in Patria Brazilian Private Equity General Partner III, Ltd. and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns and the related investment in the Patria Brazilian Private Equity Fund III, L.P. and Patria Brazil Real Estate Fund II, L.P. (see Note 10(b)).

16	Deferred taxes

	September 30, 2020	December 31, 2019

Deferred tax assets on the provision for employee profit sharing (a)	1,768	3,220
Deferred tax assets on management fee write-off(a)	448	1,442
Deferred tax assets - taxable goodwill (b)	225	1,260
Deferred tax assets on impact of IFRS 16	26	48
Other	38	34

Deferred tax assets	2,505	6,004

Deferred tax liabilities on initial application of IFRS 16	261	365
Other	-	37

Deferred tax liabilities	261	402

(a)	Deferred income tax calculated on temporary differences on the provision for employee profit sharing and management fee write-offs.

(b)	Deferred tax asset related to tax deductible goodwill.

Deferred tax assets	Provision for employee profit sharing	Management fee provision	Taxable Goodwill	Impact of IFRS 16	Other	Total
As of January 1st, 2019	2,572	954	2,403	-	-	5,929
(Charged)/credited
- to profit or loss	83	397	(816)	37	41	(258)
- directly to equity / CTA	(184)	(93)	(113)	(3)	(3)	(396)
As of September 30, 2019	2,471	1,258	1,474	34	38	5,275
As of January 1st, 2020	3,220	1,442	1,260	48	34	6,004
(Charged)/credited
- to profit or loss	(792)	(648)	(750)	(8)	4	(2,194)
- directly to equity / CTA	(660)	(346)	(285)	(14)		(1,305)
As of September 30, 2020	1,768	448	225	26	38	2,505

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

Deferred tax liabilities	Initial application of IFRS 16	Other	Total
As of January 1st 2019	-	65	65
(Charged)/credited
- to profit or loss	-	(49)	(49)
- diretly to equity / CTA	353	4	357
As of September 30, 2019	353	20	373
As of January 1st, 2020	365	37	402
(Charged)/credited
- to profit or loss	-	1	1
- directly to equity / CTA	(104)	(38)	(142)
As of September 30, 2020	261	-	261

17	Unearned Revenues

	September 30, 2020	December 31, 2019

Unearned services (a)	20,920	-
Other	51	-

Unearned Revenues	20,971	-

(a)	Unearned revenues are related to management fees already billed but whose services were not yet rendered to the funds located in Cayman, and are expected to be rendered by December 31, 2020.

18	Provisions and contingent liabilities

In 2017 and 2018, the Company’s subsidiaries Patria Investimentos Ltda. (“PILTDA”) and Patria Infraestrutura Gestão de Recursos Ltda. (“INFRA”) became involved in administrative procedures, in which the entities defend the exemption of municipal tax over services (“ISS”). In 2019 Municipality of São Paulo obtained a favorable judgement; however these administrative proceedings gave rise to judicial lawsuits, for which judgments are still pended. External legal counsel assesses the risk of loss relating to these lawsuits as possible, and evaluates the potential loss as US$ 1,711 (US$ 2,236 in December 31, 2019) for PILTDA’s and US$ 745 (US$ 991 in December 31, 2019) for INFRA’s, for which a liability has not been recognized in accordance with IFRS.

Also, there is an ongoing administrative process related to this subject involving INFRA with a potential loss of US$ 1,007 (US$ 1,314 in December 31, 2019) which was also classified as possible by Management supported by the opinion of external legal counsel. On January 9, 2020,

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

PILTDA received infraction notices in the amount of approximately US$4,547 (US$ 0 in December 31, 2019) related to Social Contributions on Gross Revenue (PIS and COFINS) and in the amount of approximately US$1,765 (US$ 0 in December 31, 2019) related to labor taxes, for which external legal counsel assesses the risk of loss relating to these lawsuits as possible.

PILTDA is also included in employment lawsuits amounting to approximately US$ 211 (US$ 2,600 in December 31, 2019); however, the claims arise from questions related to outsourcing companies or to entities in the portfolio of investment funds managed by PILTDA. External legal counsel assesses as possible the possibility of loss, but (i) considering that PILTDA was included in these lawsuits as jointly and severally liable and (ii) PILTDA would only be required to make payment in the event that the principal defendants default, Management considers the possibility of outflow of resources as remote.

In 2019, PILTDA became involved in an employment lawsuit with risk of loss considered possible by external legal counsel. The potential loss is US$ 33 (US$ 165 in December 31, 2019) for which a liability has not been recognized.

For the periods covered by these financial statements, the Group was not party to lawsuits for which the possibility of loss was probable. Therefore, no accounting provision was recorded pursuant to IAS 37(Provisions, Contingent Liabilities and Contingent Assets).

19	Leases

The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in São Paulo, London and Cayman. The Statement of Financial Position and the Income Statement show the following amounts relating to leases:

Amounts recognized in the balance sheet

	September 30, 2020	December 31, 2019
Right-of-use assets	3,874	5,132
(-) Depreciation of right-of-use assets	(1,607)	(1,273)
Right-of-use assets	2,267	3,859

Lease liabilities (current)	744	1,209
Lease liabilities (non-current)	918	1,888
Lease liabilities	1,662	3,097

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

Amounts recognized in the statement of profit or loss

	Nine-month periods ended September 30,
	2020	2019
Depreciation of right-of-use assets	(781)	(966)
Interest on lease liabilities	(650)	(686)

20	Revenue from services

	Nine-month periods ended September 30,
	2020	2019
Revenue from management fees	83,149	78,090
Revenue from incentive fees (a)	148	12,937
Revenue from performance fees (a)	-	28

Fund fees	83,297	91,055

Revenue from M&A and monitoring fees	2,323	730
Total gross revenue from services	85,620	91,785

Taxes on revenue - management fees	(2,010)	(2,179)
Taxes on revenue – incentive fees	(17)	(1,455)
Taxes on revenue - performance fees	-	(3)
Taxes on revenue – M&A and monitoring fees	(331)	(104)
Taxes on revenue	(2,358)	(3,741)

Revenue (b)	83,262	88,044
Brazil	18,576	29,502
Cayman Islands	64,686	58,542

(a)	The incentive and performance fees in 2019 and 2020 are primarily related to the performance of PIPE (Private Investments in Public Equities) and private equity funds.

(b)	The funds managed by us attract and retain many global investors that represent the Group’s portfolio of clients. None of the Group’s individual client represents more than 10% of the total revenues for the presented periods.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

21	Cost of services rendered

	Nine-month periods ended September 30,
	2020	2019

Salaries and wages	(6,047)	(7,485)
Partners compensation (Note 28(a))	(1,914)	(2,059)
Officers’ fund	77	585
Rewards and bonuses	(1,977)	(6,366)
Employee profit sharing	(7,389)	(8,665)
Social security contributions and payroll taxes	(2,726)	(3,735)
Other short-term benefits	(1,606)	(1,972)
Personnel expenses	(21,582)	(29,697)

Amortization of placement agents’ fees	(1,682)	(1,702)
Rebate fees	(25)	(18)
Amortization of placement agents and rebate fees	(1,707)	(1,720)

Amortization of contractual rights (Note 12)	(2,742)	(2,822)
Costs of services rendered	(26,031)	(34,239)

22	Administrative expenses

	Nine-month periods ended September 30,
	2020	2019
Professional services	(3,960)	(4,147)
Occupancy expenses	(756)	(976)
Travel expenses	(559)	(982)
IT and telecom services	(737)	(922)
Materials and supplies	(85)	(166)
Taxes and contributions	(97)	(238)
Marketing	(192)	(285)
Depreciation of property and equipment	(520)	(643)
Depreciation of right-of-use assets	(781)	(966)
Software amortization	(46)	(71)
Other administrative expenses	(1,055)	(458)
Administrative expenses	(8,788)	(9,854)

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

23	Other income/(expenses)

	Nine-month periods ended September 30,
	2020	2019
Net loss on sale/disposal of property and equipment	-	13
Other	115	53
Other income/(expenses)	115	66

24	Net financial income/(expense)

	Nine-month periods ended September 30,
	2020	2019
Net financial investment income	320	743
Valuation adjustment on long-term investments	57	37
Interest on recoverable taxes	3	10
Net exchange variation	326	107
Interest expenses	(43)	(80)
Banking fees	(83)	(111)
Interest on receivables	33	47
Interest on lease liabilities	(650)	(686)
Other financial income/(expenses)	1	29
Net financial income/(expense)	(36)	96

25	Income tax expenses

As an entity headquartered in Bermuda, the Group is subject to special tax regime that exempts it from any income taxes. However, the Group’s subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, United States of America and Hong Kong are subject to income tax as set out by local tax law.

	Nine-month periods ended September 30
Reconciliation of income tax	2020	2019

Income before income tax	48,522	44,113
Bermuda statutory income tax	-	-
Impact of difference in tax rates of foreign subsidiaries	(2,771)	(2,935)

Nondeductible expenses	(243)	210

Total income tax	(3,014)	(2,725)
Current	(819)	(2,247)
Deferred	(2,195)	(478)
Effective tax rate	6.2%	6.2%

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

26	Equity

(a)	Capital

As of September 30, 2020 and December 31, 2019, capital is represented by 1,000,000 common shares with par value of US$ 0.001 each, totaling US$ 1 (one thousand dollars). Share capital is distributed as follows:

Partner	Shares	Capital (in US$)
Patria Holdings Ltd.	600,000	600
Blackstone Pat Holdings IV, LLC	400,000	400
Total	1,000,000	1,000

(b)	Additional paid-in capital

The amount of US$ 1,557 as of September 30, 2020 and December 31, 2019 was recorded as Additional Paid-in Capital, as demonstrated below:

Partner	Additional Paid-in Capital (thousands of US$)
Patria Holdings Ltd.	934
Blackstone Pat Holdings IV, LLC	623
Total	1,557
(c)	Dividends

Dividends paid by the Group to the parent company shareholders for the period ended September 30, 2020 and 2019 were as follows:

	Nine-month periods ended September 30
Partner	2020		2019
	USD	Per share	USD	Per share
Patria Holdings Ltd.	23,257	0.04	34,693	0.06
Blackstone Pat Holdings IV, LLC	12,672	0.03	11,704	0.03
Total	35,929	0.04	46,397	0.05

Dividends are paid on a disproportional basis using a predetermined formula that considers adjusted net income and other adjustments agreed to by the shareholders in the Group’s shareholders agreement.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

(d)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group’s profit for the year attributable to the holders of the Group’s common shares.

Diluted earnings per share are equal to basic earnings per share as there are no outstanding financial instruments or agreements convertible into potentially dilutive common shares in the reporting periods.

	Nine-month periods ended September 30
	2020	2019

Net income for the year attributable to the Group´s owners	46,649	39,805
Weighted average number of shares	1,000,000	1,000,000
Basic and diluted earnings per share	0.05	0.04

(e)	Cumulative Translation Adjustments

The Group translates the financial information of the subsidiaries from their functional currency to U.S. Dollars, which is the Group’s presentation currency, and the effects of the translation are accounted and presented on Equity under the caption “Cumulative Translation Adjustments”.

(f)	Non-controlling interests

The Group’s principal subsidiary at September 30, 2020 is Patria Investimentos Ltda. This entity has share capital consisting solely of ordinary shares.

		Equity		Income (Loss)
				Nine-month periods ended September 30
	Interest	September 30, 2020	December 31, 2019	2020	2019

Non-controlling interest in Patria Investimentos Ltda.	49%	247	7,590	(1,141)	1,583

Non-controlling interests received US$ 3,552 (US$ 489 in 2019) in dividends during the nine-month periods ended September 30, 2020 and 2019.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

27	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

Financial assets	September 30, 2020	December 31, 2019

Financial assets at amortized cost
Accounts receivable	38,323	26,117
Project advances	3,149	7,220
Other assets (excluding advances to suppliers and prepaid expenses)	983	953

Financial assets at fair value through profit or loss
Cash and bank accounts	39,697	4,120
Short term investments	13,423	33,030
Long term investments	2,638	3,669

Financial liabilities

Financial liabilities at amortized cost
Personnel and related taxes (excluding officers' fund and accrued vacation and related charges)	7,878	11,915
Lease liabilities	1,662	3,097
Placement Agent	1,250	-
Distributed fund share held by non-controlling	483	-
Other liabilities(excluding advances from customers)	1,430	666

Financial liabilities at fair value through profit or loss
Investment fund share held by non-controlling.	2,045	3,158

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to the following hierarchical levels:

•	Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

•	Level 2: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;

•	Level 3: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs, when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.

As of September 30, 2020 and December 31, 2019, cash and investments were measured by level 1 and level 2 methodologies respectively.

(c)	Financial instruments measured at amortized costs

As of September 30, 2020 and December 31, 2019, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values, because the majority of them are short term financial assets and liabilities or the impact of the time value of money is not material.

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base is formed by investors in each fund. These investors are required to comply with the capital calls in order to repay related fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the fund. In addition, management fees could be settled by the sale of the underlying investments kept by the funds. Therefore, as of September 30, 2020 and December 31, 2019 there are no past due accounts receivable, as well as no write-offs on accounts receivable for the nine-month period and year then ended, respectively. The cash as of September 30, 2020 is maintained in large banks with high credit rating scale. Furthermore, the accounts receivable as of September 30, 2020 are composed mainly of management fees and performance fees of investment funds managed by the Group itself, and also of advisory fees and reimbursement of expenses to be received from investees of such funds.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

The amounts receivable as of September 30, 2020 are expected to be received as demonstrated below:

	Amounts to be received in
	Over due	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Accounts Receivable (Note 7)	-	5,099	158	77	-	32,989	38,323
Project Advances	-	1,012	-	-	1,307	830	3,149
Total	-	6,111	158	77	1,307	33,819	41,472

(a)	Non-current balances are related to management fees receivable from fund Private Equity IV in annual equal installments in December 31, 2021, 2022 and 2023.

ii.	Liquidity Risk

Liquidity risk is the possibility of unbalances between tradable assets and liabilities, payables and receivables mismatches, which might affect the Group’s payment ability, taking into consideration the different currencies and settlement terms of its assets and liabilities.

The Group performs the financial management of its cash and cash equivalents, keeping them available for paying its obligations, and reducing its exposure to liquidity risk.

Expected payments for liabilities as of September 30, 2020 are shown below.

		Expected liabilities to be paid in
	Over due	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Personnel and related taxes (excluding officers' fund and accrued vacation and related charges)	-	7,878	-	-	-	-	7,878
Suppliers	-	495	-	-	-	252	747
Placement agents' commission	-	50	400	-	400	400	1,250
Investment fund share held by non-controlling	-	-	-	-	-	2,045	2,045
Lease liabilities	-	130	127	125	362	918	1,662
Other liabilities (excluding advances from customers)	-	650	-	-	-	33	683
Total	-	9,203	527	125	762	3,648	14,265

The current liabilities payments will occur mostly until November, 2020.

iii.	Market risk

Market risk is defined as the possible negative impact on income caused by changes in market prices, such as interest rate, foreign exchange rate, and share prices. The Group’s policy is to minimize its exposure to market risk.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

The marketable securities as of September 30, 2020 consist basically of investment funds whose portfolio is composed mainly of fixed income assets, which reduces significantly the Group’s exposure to market risk. Besides, the Group does not hold financial liabilities linked to market prices. Therefore, the Group does not have a significant exposure to interest rate risk and is not presenting such sensitivity analysis.

During the nine-month periods ended September 30, 2020 and for December 31, 2019, the Group did not hold derivative financial instruments.

Regarding the foreign exchange risk, it results from a possible change in foreign exchange rates that would affect the finance income (or costs and expenses) and the liability (or asset) balance of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting other than American dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount actually affected by exchange fluctuations.

Sensitivity analysis

The sensitivity analysis was based on the material assets and liabilities exposed to currencies fluctuation against US$, as demonstrated below:

As of September 30, 2020
	Balance in each exposure currency						Balance Total in USD	Exchange Variation impact considering 10% of rate change in the ended of period
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD
Cash and cash equivalents	513	6,880	77,483	244,069	46	38,498	39,697	120
Short term investments	18,065	-	-	-	-	10,220	13,423	320
Accounts receivable	22,038	6	54,795	122,500	14	34,295	38,323	403
Projects Advance	4,085	51	18,400	4,340	68	2,305	3,149	84
Other assets	5,621	-	10,350	203,531	98	1,026	2,216	119
Personnel and related taxes	34,290	-	120,081	884,779	8	5,018	11,490	(647)
Taxes payable	3,656	40	10,154	95,389	-	-	691	(69)
Other liabilities	11,134	1,085	8,485	58,370	171	4,111	6,472	(236)
Unearned Revenues	288	-	-	-	-	20,920	20,971	(5)
Net impact								89

a)	BRL - Brazilian Real

b)	HKD - Hong Kong dollar

c)	CLP - Chilean Peso

d)	COP - Colombian Peso

e)	GBP - Pound Sterling

The exposure shows the balance sheet impact considering a US$ valuation increase of 10%. This scenario best reflects the Group expectations based on projections available in the financial market and take into account the ended rates for each year.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

28	Related parties

(a)	Partners’ compensation

The amounts paid to Management during the nine-month periods ended September 30, 2020 and 2019 included in Personnel expenses are shown below:

	Nine-month periods ended September 30,
	2020	2019
Partners compensation	(1,914)	(2,059)

(b)	Officers’ Fund

	September 30, 2020	December 31, 2019
Other Assets	47	47
Personnel and related taxes – short term	845	1,043
Personnel and related taxes – long term	1,652	1,530

The Plan is administered by the Group through a limited exempted Group (the “Fund”) registered as an administered fund under the laws of Cayman Islands.

The employees are offered the opportunity to purchase quotas in the Fund based on the discretion of the Directors of the Fund. With the payment of a contribution to the Fund on the grant date, these employees are entitled to a cash benefit that is calculated by Management based on defined financial metrics of the Group (e.g. DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years. Upon vesting, the benefits are redeemable yearly at the option of the holder or, mandatorily redeemed after two years. Should the employee cease to be eligible for the cash benefit (e.g. as a result of leaving the Group), all unvested benefits are paid based on the amount that was originally contributed to the Plan.

(c)	Long-term investments

As described in Note 10(b) and Note 15(c), Patria Brazilian Private Equity General Partner III, Ltd. and Patria Brazil Real Estate Fund General Partner II, Ltd. have a related party (represented by certain of the Group’s founding shareholders) holding a participating share that gives it the right to all returns on Patria Brazil Real Estate Fund II, L.P. and Patria Brazilian Private Equity Fund III, L.P., these investments are recorded under long term investments with equivalent liabilities to the holder of the participating share. All contributions to these funds are made by the related party; distributions received are returned to the related party.

Patria Investments Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts in thousands of United State dollars - US$, except where otherwise stated)

29	Events after the reporting period

The migration of the Company from Bermuda to Cayman Islands was approved on October 12, 2020. Bearing in mind that Patria Group has other companies in Cayman Islands, the purpose was to consolidate part of the group's companies in that jurisdiction, thus reducing operating costs, due to the know-how already acquired for the other companies located in such jurisdiction, providing synergies and allowing a better achievement of its corporate purpose. As of October 12, 2020, PIL's obligations, whether legal, regulatory, or financial, will be complied with in accordance with Cayman Islands Laws and Regulations.

It was deliberated the incorporation of Patria Infraestrutura Gestão de Recursos Ltda. (“PINFRA”) by Patria Investimentos Ltda. (“PILTDA”). The incorporation corporate acts were filed with the Commercial Registry of the State of São Paulo, however, until the current date, the registration is still pending. The purpose of the incorporation was to simplify the structure and consolidate the investments of Patria Group, optimizing costs, providing synergies and allowing a better achievement of its corporate purposes. PILTDA will succeed PINFRA in all its rights and obligations related to the totality of the net assets incorporated by PILTDA.

* * *

Luis Gustavo Gonçalves Mota

Accountant

Marco Nicola D’Ippolito

Chief Financial Officer

Alexandre T. A. Saigh

Officer

Patria Investments Limited Consolidated Financial Statements for the Years Ended December 31, 2019 and 2018 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Patria Investments Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Patria Investments Limited and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated income statements, and statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards - IFRSs as issued by the International Accounting Standards Board - IASB.

Change in Accounting Principle

As discussed in Note 4n. to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of IFRS 16 – Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board - PCAOB (United States) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE TOUCHE TOHMATSU

Deloitte Touche Tohmatsu

Auditores Independentes

São Paulo, Brazil

September 30, 2020

We have served as Company’s auditors since 2012.

Patria Investments Limited

Consolidated Statement of Financial Position
As of December 31, 2019 and 2018
(In thousands of United States dollars - US$)

Assets	Note	2019	2018	Liabilities and equity	Note	2019	2018

Cash and cash equivalents	6	4,120	2,346	Personnel and related taxes	13	14,082	12,229
Short term investments	10	33,030	39,767	Taxes payable	14	2,241	535
Accounts receivable	7	11,007	8,657	Other liabilities	15	2,718	9,393
Project advances	8	6,431	6,529
Other assets	9	1,785	1,228	Current liabilities		19,041	22,157
Recoverable taxes		449	555
				Personnel liabilities	13	1,530	1,635
Current assets		56,822	59,082	Deferred tax liabilities	16	402	65
				Other liabilities	15	5,135	21,463
Accounts receivable	7	15,110	-
Deferred tax assets	16	6,004	5,929	Non-current liabilities		7,067	23,163
Project advances	8	789	728
Other assets	9	540	485
Long term investments	10	3,669	21,798	Capital	25 (a)	1	1
Property and equipment	11	6,464	3,366	Additional paid-in capital	25 (b)	1,557	1,557
Intangible assets	12	25,457	31,554	Retained earnings		85,483	72,912
				Cumulative translation adjustment	25 (f)	(5,884)	(2,853)
Non current assets		58,033	63,860	Equity attributable to the owners of the Parent		81,157	71,617
				Non-controlling interests	25 (g)	7,590	6,005

				Equity		88,747	77,622

Total assets		114,855	122,942	Total liabilities and equity		114,855	122,942

The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited

Consolidated Income Statement
For the years ended December 31, 2019 and 2018
(In thousands of United States dollars - US$)

	Note	2019	2018

Revenue from services	19	123,215	105,670

Cost of services rendered		(42,958)	(41,223)
Personnel expenses	20	(36,898)	(35,167)
Amortization of intagible assets	20	(6,060)	(6,056)

Gross profit		80,257	64,447

Operating income and expenses		(15,636)	(17,951)
Administrative expenses	21	(15,702)	(17,909)
Other income/(expenses)	22	66	(42)

Operating income before net financial income/(expense)		64,621	46,496

Net financial income/(expense)	23	(170)	(40)

Income before income tax		64,451	46,456

Income tax	24	(3,513)	(1,992)

Net income for the year		60,938	44,464
Attributable to:
Owners of the Parent		58,539	43,669
Non-controlling interests		2,399	795

Basic and diluted earnings per share	25 (d)	0.06	0.04

(Represented by 1,000,000 shares)

The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited

Consolidated Statement of Comprehensive Income
For the years ended December 31, 2019 and 2018
(In thousands of United States dollars - US$)

	2019	2018

Net income for the year	60,938	44,464
Items that will be reclassified to the income statement
Currency translation adjustment	(3,031)	(1,537)
Currency translation adjustment - non controlling interest	(610)	(2,419)

Total comprehensive income	57,297	40,508
Attributable to:
Owners of the Parent	55,508	42,132
Non-controlling interests	1,789	(1,624)

The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited

Consolidated Statement of Changes in Equity
For the years ended December 31, 2019 and 2018
(In thousands of United States dollars - US$)

		Attributable to owners
	Note	Capital	Additional paid-in capital	Retained earnings	Other Comprehensive Income	Total	Non-controlling interests	Total

Balance at December 31, 2017		1	1,557	66,261	(1,316)	66,503	8,620	75,123

Cummulative translation adjustment		—	—	—	(1,537)	(1,537)	(2,419)	(3,956)
Net profit for the year		—	—	43,669	—	43,669	795	44,464
Dividends distributed	25(c)	—	—	(37,018)	—	(37,018)	(991)	(38,009)

Balance at December 31, 2018		1	1,557	72,912	(2,853)	71,617	6,005	77,622

Adjustments on initial application of IFRS 16	4 (n) /25 (e)	—	—	429	—	429	285	714

Balance at January 1, 2019		1	1,557	73,341	(2,853)	72,046	6,290	78,336

Cummulative translation adjustment		—	—	—	(3,031)	(3,031)	(610)	(3,641)
Net profit for the year		—	—	58,539	—	58,539	2,399	60,938
Dividends distributed	25(c)	—	—	(46,397)	—	(46,397)	(489)	(46,886)

Balance at December 31, 2019		1	1,557	85,483	(5,884)	81,157	7,590	88,747

The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited

Consolidated Statement of Cash Flows
For the years ended December 31, 2019 and 2018
(In thousands of United States dollars - US$)

	Note		2019	2018
Cash flows from operating activities
Net income for the year			60,938	44,464
Adjustments to net income for the year
Depreciation expense	11 / 21		2,120	978
Amortization expense	12 / 20 / 21		6,156	6,217
Net loss on sale / disposal of property and equipment	22		1	120
Net financial investment income			(890)	(902)
Valuation adjustments to long term investments			46	34
Interest expense on lease liabilities	23		918	—
Deferred income tax expense	24		(270)	782
Current income tax expense	24		3,783	1,210
Other non-cash effects			(3,470)	(2,976)

Changes in operating assets and liabilities
Accounts receivable			(17,460)	(3,826)
Advances for projects			37	(395)
Recoverable taxes			106	20
Payroll and related taxes			1,748	(1,522)
Taxes payable			772	502
Payment of income tax			(2,317)	(1,218)
Other assets and liabilities			(6,630)	(1,924)
Payment of placement agent fees	15		(1,121)	(2,046)

Net cash provided by operating activities			44,467	39,518

Cash flows from investing activities
Net decrease in short term investments	10		20,658	7,135
Increase in short-term investment - loan	10		(13,031)	—
Increase in long term investments	10		3,769	2,089
Acquisition of property and equipment	11		(148)	(1,010)
Amount received on sale of property and equipment			1	9
Acquisition of software and computer programs	12		(69)	(420)
Amount received due to canceling a software development project	12		74	3

Net cash provided by investing activities			11,254	7,806

Cash flows from financing activities
Dividends paid	25	(c)	(46,886)	(38,009)
Payment related to P2 purchase			(5,000)	(10,000)
Lease payments	15		(987)	—
Interest paid on lease liabilities	15		(899)	—

Net cash used in financing activities			(53,772)	(48,009)

Foreign exchange variation on cash and cash equivalents in foreign currencies			(175)	(293)

Increase/(decrease) in cash and cash equivalents			1,774	(978)

Cash and cash equivalents at the beginning of the year	6		2,346	3,324
Cash and cash equivalents at the end of the year	6		4,120	2,346

Increase/(decrease) in cash and cash equivalents			1,774	(978)

			2019	2018
Non-cash operating and investing activity
Transfer of long term investment with a corresponding decrease in liability (Note 10)			14,761	—

The accompanying notes are integral parts of these consolidated financial statements.

1	General information

Patria Investments Ltd. (the “Company”), domiciled in Bermuda was established on July 6, 2007. The Company's main executive office is located at 18, Forum Lane, Grand Cayman, Cayman Islands.

The Company is a holding company controlled by Patria Holdings Ltd., which holds 60% of the Company’s common shares and is ultimately controlled by a group of individuals.

These consolidated financial statements for the years ended December 31, 2019 and 2018 include financial information regarding the Company and its subsidiaries, as described in Note 5.

The Company and its subsidiaries (collectively, the “Group”) are a private markets investment firm focused on investing in Latin America. Since 1994 the Company has expanded from its initial flagship private equity funds, to other investment products, such as its flagship infrastructure development funds (its private equity approach applied to infrastructure assets), its co-investments funds (focused on successful companies from its flagship funds), its constructivist equity funds (applying its private equity approach to listed companies), as well as its real estate and credit funds. The Company operates around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), and Santiago (Chile), as well as client-coverage offices in New York and Los Angeles (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover its LP base, in addition to its corporate business and management office in George Town (Cayman Islands).

2	Presentation of financial statements

a.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (“IASB”), which include the standards issued by IASB and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The consolidated financial statements were approved on September 30, 2020.

b.	Functional and presentation currency

The consolidated financial statements have been presented in United States dollar (USD). The effects of the translation from the functional currency into the presentation currency are recognized in Equity under the caption “Cumulative Translation Adjustment”.

See Note 4 (l) for details around the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, and Note 5 for the functional currency determined for each entity.

c.	Use of estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that estimates utilized in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from those estimates and such differences could be material.

The most significant accounting estimates and corresponding assumptions are the following:

(i)	employee profit sharing, long term benefits and bonus accruals, where Management considered the expected results and targets to estimate the accruals;

(ii)	the useful lives of tangible and intangible assets and impairment analysis of such assets;

(iii)	the assessment of recoverability of deferred tax assets, where Management considered cash flow projections, income and expenses growth rates and timing for utilization of the net operating losses and temporary differences, as well as any cap for compensation;

(iv)	the assessment and measurement of risk regarding provisions and contingencies, where Management, supported by the opinion of it legal counsel, determined the likelihood of losses and the probable cash outcome expected for each claim;

(v)	Revenue recognition, where Management determined the multiple elements in the contracts and the criteria and timing for revenue recognition;

(vi)	Fair value of financial instruments, where Management determined the methodology and the inputs to the model, including observable and unobservable inputs.

3	Segment information

The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group`s chief operating decision maker allocates resources and assess performance under the Group`s global strategy, which includes integrated product lines. For the Company’s entity wide disclosures, refer to Notes 12 and 19.

4	Significant accounting policies

The significant accounting policies described below have been consistently applied to the consolidated financial statements:

a.	Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries).

Control is achieved when the Company not only has power to direct the financial and operating policies of the investee or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee. Thus, an investor or an entity with decision-making rights shall determine whether it is a principal or an agent. An investor or an entity that is an agent in accordance does not control an investee when it exercises decision-making rights delegated to it. The investments funds and its investees are not consolidated by the Company, given that it operates as an agent. See Note 5 for the list of the subsidiaries included in the consolidated financial statements.

For the purpose of these consolidated financial statements, the intercompany balances are eliminated, as well as any unrealized income and expenses arising from transactions between the subsidiaries and the Company.

Additionally, the Company may invest in certain funds that it manages. In these situations, the Company holds fund units with the same rights as the other fund investors. A detail of these fund investments is included in Note 10. For the periods presented in these consolidated financial statements, these investments did not give the Company control nor significant influence over the respective funds. Therefore, these investments are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”) in accordance with IFRS 9 – Financial Instruments.

b.	Financial instruments

The Group did not hold any derivative instruments for the periods presented in these consolidated financial statements. Non-derivative financial instruments comprise of cash, short and long-term investment, accounts receivable, other liabilities, lease obligations, and certain other assets and liabilities.

A financial instrument is recognized when the Group becomes a party of a contract that gives rise to a financial asset or a financial liability or equity instrument. Financial assets are no longer recognized when the Group’s contractual rights to receive cash flows from the assets have expired or if the Group has transferred the control over substantially all risks and rewards of ownership. Financial liabilities are no longer recognized when these obligations are discharged or cancelled.

(i)	Financial assets

At initial recognition, a financial asset is measured at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed within the consolidated income statement.

Financial assets, other than those designated and effective as hedging instruments, are classified into the following categories:

• amortized cost

• fair value through profit or loss (FVTPL)

• fair value through other comprehensive income (FVOCI).

In the periods presented, the Company does not have any financial assets categorized as FVOCI.

The classification is determined by both:

• the entity’s business model for managing the financial asset

• the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets that are recognized in profit or loss are presented within financial income and expenses, except for impairment of trade receivables which would be presented within other expenses. The Group has assessed all financial instruments to have low credit risk in accordance with IFRS 9 – Financial Instruments.

Amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met: (a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Fair value through profit or loss

Any financial assets that are not held within a business model whose objective is to hold assets in order to collect contractual cash flows are measured at fair value through profit or loss.

(ii)	Financial liabilities

All financial liabilities are measured at amortized cost, except for financial liabilities at fair value through profit or loss. After initial recognition, an entity cannot reclassify any financial liability.

c.	Impairment losses

Financial assets

The Company considers the allowance for losses on financial assets for expected credit losses in line of IFRS 9 requirements.

An impairment loss in a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, and it is recognized immediately in the consolidated income statement. This impairment loss is reversed if justified by any event that occurs after its recognition.

Non-financial assets

The carrying amounts of the Group’s non-financial assets are tested for impairment if there is any indication of loss in its recoverable amount. An impairment loss is recognized if an asset’s carrying amount exceeds its recoverable amount recorded in the consolidated financial statements.

The recoverable amount of an asset is the higher amount between its value in use and its fair value less costs to sell. To measure the value in use, the present value of future cash flows is discounted using a discount rate that reflects current market valuations and the asset’s risks.

d.	Property and equipment

Property and equipment items are stated at purchase cost, less accumulated depreciation and impairment losses. Cost includes, where applicable, expenses directly attributable to the purchase of the assets.

Depreciation, recognized in the consolidated income statement, is calculated on a straight-line basis over the estimated useful lives of the assets.

The estimated useful lives per category are as follows:

Facilities	10 years
Machinery and equipment	10 years
Furniture and fixtures	10 years
Building improvements (*)	10 years
Electronic equipment	5 years
IT equipment	5 years
Telephone equipment	5 years

(*) Building improvements are depreciated over 10 years or based on the duration of the lease, whichever is shorter.

Although subject to depreciation, these assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

e.	Intangible assets

Intangible assets are non-monetary assets without physical substance. These items are initially measured at cost and subsequently carried at cost less any accumulated amortization and impairment losses.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Although subject to amortization, these assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Group has the following intangible assets with finite useful lives: (i) placement agent fees, which are amortized over the terms of the respective investment funds, with average estimated term of 10 years; (ii) software, with estimated useful life of 5 years; and (iii) contractual rights to earn future fee income relating to the acquisition of P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. (“P2 Group”), which are amortized over the respective contractual periods of the underlying funds of 8 years.

f.	Employees’ benefits

Short-term and long-term benefits

Short-term benefits are the benefits paid within twelve months and includes salaries, social security contributions, bonuses and profit sharing. These benefits are recognized on an accrual basis.

The Group annually recognizes a provision for profit sharing, according to conditions approved by Management. These amounts are recorded as ‘Personnel expenses’ in the income statement.

Long-term benefits refer to the Officers’ Fund Plan (the “Plan”) which has been established to provide employees with an opportunity to receive a cash benefit based on the performance of the Group. The Fund is, in substance, a long-term benefit within the scope of IAS 19 – Employee Benefits, as it is not based on the changes in fair of the Company’s equity. For more details, see Note 27.

g.	Provisions, contingent assets and contingent liabilities

The recognition, measurement and disclosure of contingent assets and contingent liabilities and legal obligations are performed based on the criteria set forth in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

•	Contingent Assets: are not recognized, except if the realization of the asset is virtually certain.

•	Provisions: are recognized in the financial statements when, based on Management’s assessment supported by the opinion of the legal counsel, the risk of an unfavorable outcome in a judicial or administrative proceeding is considered probable, and whenever the amounts involved can be reliably measured;

•	Contingent Liabilities: are disclosed in the Notes to the financial statements when, based on Management’s assessment supported by the opinion of the legal counsel, the risk of an unfavorable outcome in a judicial or administrative proceeding is considered possible. The contingent liabilities for which the risk of an unfavorable outcome in a judicial or administrative proceeding is considered remote are neither accounted for nor disclosed.

h.	Leases

The Group has applied the requirements stated in IFRS 16 - Leases for the first time for their annual reporting period commencing January 1, 2019.

Policy effective from January 1, 2019 (IFRS 16)

IFRS 16 introduced a comprehensive model for the identification of lease agreements and their recognition in the financial statements applicable to lessors and lessees. IFRS 16 superseded the current lease guidance, including IAS 17 – Leases and related interpretations, and is effective for annual reporting periods beginning January 1, 2019. According to IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company determines the lease term as the non-cancellable period of a lease, together with both: (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

The Company does not hold lease contracts as a lessor. For the contracts in which the Company is the lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date.

A right-of-use asset is measured at cost at the commencement date, which comprises: (a) the amount of the initial measurement of the lease liability; (b) any lease payments made at or before the commencement date, less any lease incentives received; (c) any initial direct costs incurred by the Company; and (d) an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. After the commencement date, the Company measures the right-of-use asset at cost, less any accumulated depreciation and any accumulated impairment losses, and adjust it for any remeasurement of the lease liability.

At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Company uses the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability by: (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications.

The Company did not have contracts eligible to the short-term leases and leases for which the underlying asset is of low value exemptions. The Company has rental agreements for its offices in the Cayman Islands and Brazil within the scope of IFRS 16.

Policy effective before January 1, 2019 (IAS 17)

Until January 1, 2019, the Group classified its lease agreements as operating leases in accordance with IAS 17. Therefore, the related lease expense was recognized on a straight line basis as occupancy expenses (Note 21). See Note 3 (n) for the impacts of the first-time adoption of IFRS 16.

i.	Revenues

The Company’s revenues from services consist of (i) management fees, (ii) performance fees, (iii) incentive fees, (iv) M&A advisory fees and (v) monitoring fees, reported net of applicable taxes.

The Company follows the five step guidance to recognize revenue in accordance with IFRS 15 – Revenue from Contracts with Customers: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Management fees primarily relate to management of a fund in our portfolio, and are calculated as a fixed percentage over the committed capital and/or the deployed capital for each one of the funds following the relevant Limited Partnership Agreement. Management fees are recognized when the services are provided, throughout the period that the Company provides the services to the fund. As manager of the funds, the Company may, at its sole discretion, decrease the percentage or amount of fees being paid by the funds directly or indirectly to the Company, or fully waive the payment of fees paid by the funds, for a determined period of time or until the maturity of the funds, revenue is not recognized in such cases.

Performance fees and incentive fees are primarily generated when the return of the funds surpass the performance hurdle set out in the related charters. Since the fund’s performance are susceptible to market volatility and to factors out of the Group's control, the related fees fall under the variable consideration defined in the IFRS 15. According to the referred standard, the Group recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to the Group.

M&A advisory and monitoring revenues primarily relate to services provided to the funds’ invested companies; the first relates to support on M&A acquisitions and the latter refers to value-creation ongoing consulting services. M&A advisory and monitoring service fees are recognized as the services are provided and/or when certain transactions are completed, as applicable.

j.	Financial income and expenses

Financial income is mainly composed of interest on short and long-term investments and foreign exchange gains in monetary items.

Financial expenses include interest, foreign exchange losses in monetary items, banking costs and taxes on financial transactions, recognized on an accrual basis.

From January 1, 2019, the Group began to recognize interest on lease liabilities in accordance with the adoption of IFRS 16.

k.	Income tax expenses– current and deferred

The income tax basis and the current tax rates are determined according to criteria established by the prevailing tax law applicable to the Company and its subsidiaries, which are described in Note 24. Income taxes refers substantially to Brazilian subsidiaries and are calculated based on enacted tax rates of 25% of income tax and 9% of social contribution. Net operating losses have no statute of limitations but are limited to 30% of the annual taxable profits. Temporary differences have no statute of limitation and no limitation for offsetting.

Deferred tax assets and liabilities shall be recognized for deductible and taxable temporary differences, respectively. A deferred tax asset is recognized only when it is probable that future taxable income will be generated and available.

Income tax comprises current and deferred income taxes.

The Group applied, for the first time on January 1, 2019, IFRIC 23 Uncertainty over Income Tax Treatment. The standard addresses the requirements for recognition and measurement of income taxes when tax treatments involve uncertainty that affects the application of IAS 12 - Income Taxes. In applying the interpretation, the Group did not identify a significant impact on its taxable profit/(loss) from uncertainties over income tax treatments.

l.	Foreign-currency transactions

At each reporting date, monetary assets and liabilities that are denominated in foreign currencies, i.e., in any currency other than the respective functional currencies of the Group entities are retranslated at the rates prevailing at that date. Nonmonetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a foreign exchange translation reserve (attributed to non-controlling interests as appropriate).

m.	Amendments to IFRSs that are mandatorily effective for annual periods beginning on January 1, 2019

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019:

•	IFRS 16 – Leases

•	Prepayment Features with Negative Compensation – Amendments to IFRS 9

•	Long-term Interests in Associates and Joint Ventures – Amendments to IAS 28

•	Annual Improvements to IFRS Standards 2015 – 2017 Cycle

•	Plan Amendment, Curtailment or Settlement – Amendments to IAS 19

•	Interpretation 23 Uncertainty over Income Tax Treatments.

The Group also elected to early adopt the following amendments:

•	Definition of Material – Amendments to IAS 1 and IAS 8.

The Group had to change its accounting policies as a result of adopting IFRS 16. The new accounting policy is described in Note 4 (h) and the impact of the initial application as of January 1, 2019 is disclosed in Note 4(n).

The other amendments listed above did not have a material impact on these consolidated financial statements and are not expected to significantly affect the current or future periods.

n.	Changes in accounting policies

IFRS 16 - Leases

The Group elected to adopt the new rules using the modified retrospective approach in accordance with paragraph C5 (b) of IFRS 16, therefore, comparative amounts for the 2018 reporting period have not been restated, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are recognized in the opening balance sheet on January 1, 2019.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

• applying a single discount rate to a portfolio of leases with reasonably similar characteristics.

• relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as at January 1, 2019.

• excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application.

• using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains, a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Group relied upon its assessment made applying IAS 17 and Interpretation 4 (Determining whether an Arrangement contains a Lease).

Measurement of lease liabilities

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases that had previously been classified as “operating leases” under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 9.54%.

Operating lease commitments disclosed as at 31 December 2018	7,532
Lease commitments discounted using the lessee’s incremental borrowing rate as at the date of initial application	4,054
Lease liability recognized as at January 1, 2019	4,054
Of which are:
Lease liabilities (current)	1,133
Lease liabilities (non-current)	2,921

Measurement of right-of-use assets

The right-of-use assets for property leases were measured at their respective carrying amounts as if IFRS 16 had been applied since the commencement date, but discounted using the Company’s incremental borrowing rate at the date of initial application, in accordance with paragraph C8 (b) of IFRS 16.

Total operating lease commitments	17,160
Discounted using the lessee’s incremental borrowing rate as at the date of initial application	11,784
(-) Depreciation of right-of-use assets	(6,652)

Right-of-use asset recognized as at January 1, 2019	5,132

The Group leases its office space in each jurisdiction where it operates, the contracts for office space in São Paulo and Cayman meet the definition of a lease contract under IFRS 16. The right-of-use assets related to such contracts is presented within Property and Equipment (Notes 11 and 18).

Adjustments recognized in the balance sheet on January 1, 2019

The change in accounting policy affected the following items in the consolidated statement of financial position on January 1, 2019:

Right-of-use assets – increased by US$ 5,132

Lease liabilities – increased by US$ 4,054

Deferred tax liabilities – increased by US$ 365

The net impact on retained earnings on January 1, 2019 was an increase of US$ 714.

o.	New standards and interpretations not yet adopted– applicable and mandatory for fiscal years beginning on or after January 1st, 2020

Certain new accounting standards and interpretations have been published that are not yet effective and have not been early adopted by the Group. These standards are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions. The following standards and interpretations apply for the first time to financial reporting periods commencing on or after January 1st 2020:

•	IFRS 17 Insurance Contracts

•	IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•	Amendments to IFRS 3 Definition of a business

•	Conceptual Framework Amendments to References to the Conceptual Framework in IFRS Standards

5	Consolidation and subsidiaries

The consolidated financial statements include the entities listed below which are the Company’s direct or indirect subsidiaries:

		Functional Currency	Equity interest (direct or indirect) (%)

Subsidiaries			2019	2018
Patria Finance Ltd.	(a)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner III, Ltd.	(b)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner IV, Ltd.	(c)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner V, Ltd.	(d)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	(e)	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	(f)	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	(g)	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	(h)	USD	100.00%	100.00%
Patria Investments UK Ltd.	(i)	GBP	100.00%	100.00%
Patria Investments US LLC.	(j)	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.	(k)	COP	100.00%	100.00%
Patria Infrastructure General Partner II Ltd.	(l)	USD	100.00%	100.00%
Patria Infrastructure General Partner III Ltd.	(m)	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.	(n)	USD	100.00%	100.00%
Pátria Investimentos Ltda.	(o)	BRL	51.00%	51.00%
Pátria Companhia Securitizadora de Créditos Imobiliários	(p)	BRL	51.00%	51.00%
Pátria Infraestrutura Gestão de Recursos Ltda.	(q)	BRL	100.00%	100.00%
Patria Investments SpA	(r)	CLP	100.00%	100.00%
Patria Investments Hong Kong, Ltd.	(s)	HKD	100.00%	100.00%
Patria Farmland General Partner, Ltd.	(t)	USD	100.00%	100.00%

“USD” United States dollars

“BRL” Brazilian Real

“GBP” Pound sterling

“CLP” Chilean peso

“COP” Colombian peso

“HKD” Hong Kong dollar

(a)	Patria Finance Ltd.: headquartered in the Cayman Islands, Patria Finance Ltd. is responsible for the management of funds and providing financial advisory services to clients around the world. It also provides the accounting and finance support to the Group.

(b)	Patria Brazilian Private Equity General Partner III, Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(c)	Patria Brazilian Private Equity General Partner IV, Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(d)	Patria Brazilian Private Equity General Partner V, Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(e)	Patria Brazilian Private Equity General Partner VI, Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(f)	Patria Brazil Real Estate Fund General Partner II Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(g)	Patria Brazil Real Estate Fund General Partner III Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(h)	Patria Brazil Retail Property Fund General Partner, Ltd.: headquartered in the Cayman Islands, and serves as manager or administrator of offshore funds.

(i)	Patria Investments UK Ltd.: headquartered in London (UK), and is engaged in the development of investor relations.

(j)	Patria Investments US LLC: headquartered in Delaware (USA) and is engaged in the development of investor relations and marketing services, as well as certain back office services.

(k)	Patria Investments Colombia S.A.S.: headquartered in Bogotá (Colombia) and is engaged in advisory services related to asset management of investment funds and investments in private equity and infrastructure areas, as well as in investor relations and marketing services.

(l)	Patria Infrastructure General Partner II, Ltd.: headquartered in the Cayman Islands and serves as manager or administrator of offshore funds. Patria Infrastructure General Partner II, Ltd. is the majority owner of Pátria Infraestrutura Gestão de Recursos Ltda., holding 98.7% of its shares.

(m)	Patria Infrastructure General Partner III, Ltd.: headquartered in the Cayman Islands and serves as manager or administrator of offshore funds, as well as providing financial advisory services. After a corporate restructuring completed in 2016, this entity became the successor entity to the P2 Group, a fund manager that was acquired in 2015.

(n)	Patria Infrastructure General Partner IV, Ltd.: headquartered in the Cayman Islands and serves as manager of offshore funds.

(o)	Pátria Investimentos Ltda.: headquartered in Brazil and is engaged in asset management, fund administration, consulting and planning services related to asset management as well as the organization and performance of transactions in the commercial and corporate sectors.

(p)	Pátria Companhia Securitizadora de Créditos Imobiliários: engaged in the issuance and placement of Real Estate Receivables Certificates backed by real estate receivables and the trading and services related to the securitization of these receivables.

(q)	Pátria Infraestrutura Gestão de Recursos Ltda.: a subsidiary of Patria Infrastructure General Partner II, Ltd., headquartered in Brazil and engaged in advisory services, consulting and planning services, as well as the organization and performance of transactions in the commercial and corporate sectors, including providing these services to companies operating in the infrastructure industry; and holding interests in local or foreign, profit or nonprofit entities, either as partner or shareholder. It also engages in consulting services, and in the management of equity portfolios and investment funds.

(r)	Patria Investments SpA.: headquartered in Chile and engaged in advisory services related to asset management of investment funds and investments in infrastructure, as well as investor relations and marketing services.

(s)	Patria Investments Hong Kong, Ltd.: headquartered in Hong Kong and engaged in the development of investor relations and marketing services.

(t)	Patria Farmland General Partner, Ltd.: a subsidiary of Patria Finance Ltd, headquartered in Cayman Islands and serves as manager or administrator of offshore funds.

6	Cash and cash equivalents

	2019	2018
Bank accounts	4,120	2,346

7	Accounts receivable

	2019	2018
Current	11,007	8,657
Non-current (i)	15,110	-

Accounts receivable	26,117	8,657

(i)	Non-current balances are related to management fees receivable from fund Private Equity IV in annual equal installments in December 31, 2021, 2022 and 2023. The Company agreed to receive payments from this fund beginning in December 31, 2021 in order to align the fund’s cash flows with the expected capital calls scheduled for this fund. No interest is charged and its impact is not material.

Amounts receivable from customers relate to management and performance fees, including reimbursement of expenses, on investment funds and financial advisory services. There are no past due accounts receivable and the Company has not recorded write-offs nor allowances for uncollectible accounts receivable for the periods presented in these condensed consolidated interim financial statements. For the breakdown of the accounts receivable balance per currency refer to Note 26.

8	Project advances

	2019	2018
Current	6,431	6,529
Non-current	789	728

Project advances	7,220	7,257

Project advances represent expenses incurred on the development process of new funds or on the capture of non-capitalized funds. In both cases, the amounts will be reimbursed as provided for in the respective agreements between the Group and investors.

The balance recorded as non-current assets corresponds to projects related to funds still in the structuring stage.

9	Other assets

	2019	2018
Advances to suppliers	107	19
Advances to employees	354	264
Prepaid expenses (a)	858	880
Officer's fund (b)	47	40
Other current assets	419	25

Other current assets	1,785	1,228

Prepaid expenses (a)	407	343
Deposit/guarantee on lease agreement	133	142

Other non-current assets	540	485

(a)	Prepaid expenses are composed mainly of IT services paid in advance, such as renewal of licenses, technical support and guarantees. These services refer to future periods, therefore these items will be recorded as administrative expenses (Note 21) in the consolidated income statement related to the period for which they correspond.

(b)	The balance of US$ 47 as of December 31, 2019 represents the amount receivable from the Officer’s fund related to reimbursable costs incurred by the Company. See Related Parties Note 27.

10	Investments

a.	Short-term investments

	2019	2018
Loan (a)	13,031	-
Securities (b)	19,999	39,767

Short-term investments	33,030	39,767

(a)	Short-term bridge loan made to Patria Brazilian Private Equity Fund III, L.P. in 2019. The principal amount of US$ 13,031 was granted in December 18, 2019 at an interest rate of 4.15% per annum. The balance as of December 31, 2019 was fully settled in January 2020.

(b)	Investments into short-term, liquid investment funds with portfolios made of term deposits, equities, government bonds and other short-term liquid securities.

b.	Long-term investments

	2019	2018

Patria Brazil Real Estate Fund II, L.P.	2,712	2,662
Patria Brazilian Private Equity Fund III, L.P. (a)	446	18,776
Patria Brazilian Private Equity Fund IV, L.P.	129	117
Patria Brazilian Private Equity Fund V, L.P.	100	27
Patria Brazil Real Estate Fund III, L.P.	54	46
Patria Private Equity Fund VI, L.P.	35	-
Patria Infrastructure Fund II, L.P.	83	84
Patria Infrastructure Fund III, L.P.	91	65
Patria Infrastructure Fund IV, L.P.	-	-
Patria lnfrastructure II LAP Co-lnvest UK, L.P.	4	5
Patria Alphaville Co-Invest, L.P.	6	9
Patria Farmland Fund I, L.P.	2	-
Other investments	7	7

Long-term investments	3,669	21,798

(a)	As of December 31, 2018, this investment was subject to a participating share held by a related party in Patria Brazilian Private Equity General Partner III, Ltd. that gives it the right to all returns and the related asset. Consequently, the Company has recorded a liability in the same amount (see Note 15 (c) and Note 27 (c)). On December 06, 2019, Patria Brazilian Private Equity Fund III, L.P. transferred USD 14,761 in shares of this investment from Patria Brazilian Private Equity General Partner III, Ltd. directly to the related party with a corresponding reduction in the related liability for the same amount.

These investments in securities will be maintained until the funds’ respective termination dates and are measured at fair value, according to the methodology described in Note 26(b). The Company’s ownership interest on these investments ranges from 0.00004% to 3.28%.

11	Property and equipment

Changes in cost	2019
	Opening balance	Adoption of IFRS 16	Adjusted opening balance	Additions	Disposals	Transfer	CTA	Closing balance

Furniture and fixtures	900	-	900	15	(2)	2	(32)	883
Building improvements	3,771	-	3,771	34	-	-	(188)	3,617
Electronic equipment	221	-	221	8	-	-	(7)	222
IT equipment	1,973	-	1,973	91	-	(2)	(19)	2,043
Telecommunication equipment	364	-	364	-	-	-	(12)	352
Right-of-use assets (a)	-	5,132	5,132	-	-	-	36	5,168

Cost of fixed assets	7,229	5,132	12,361	148	(2)	-	(222)	12,285

	Opening balance	Adoption of IFRS 16	Adjusted opening balance	Additions	Disposals	Transfer	CTA	Closing balance

(-) Furniture and fixtures	(376)	-	(376)	(93)	-	-	18	(451)
(-) Building improvements	(1,630)	-	(1,630)	(477)	-	-	62	(2,045)
(-) Electronic equipment	(167)	-	(167)	(15)	-	-	6	(176)
(-) IT equipment	(1,351)	-	(1,351)	(257)	-	-	50	(1,558)
(-)Telecommunication equipment	(339)	-	(339)	(5)	-	-	9	(335)
(-) Right-of-use assets (a)	-	-	-	(1,273)	-	-	17	(1,256)

Total - Accumulated depreciation	(3,863)	-	(3,863)	(2,120)	-	-	162	(5,821)
Property and equipment, net	3,366	5,132	8,498	(1,972)	(2)	-	(60)	6,464

Changes in cost	2018
	Opening balance	Additions	Disposals	Transfer	CTA	Closing balance

Furniture and fixtures	831	216	(15)	-	(132)	900
Building improvements	3,867	551	(143)	-	(504)	3,771
Electronic equipment	241	20	(4)	-	(36)	221
IT equipment	2,128	198	(6)	-	(347)	1,973
Telecommunication equipment	398	25	-	-	(59)	364

Cost of fixed assets	7,465	1,010	(168)	-	(1,078)	7,229

Changes in accumulated depreciation	2018
	Opening balance	Additions	Disposals	Transfer	CTA	Closing balance

(-) Furniture and fixtures	(346)	(88)	3	-	55	(376)
(-) Building improvements	(1,450)	(437)	31	-	226	(1,630)
(-) Electronic equipment	(151)	(41)	2	-	23	(167)
(-) IT equipment	(1,203)	(347)	3	-	196	(1,351)
(-)Telecommunication equipment	(329)	(65)	-	-	55	(339)

Total - Accumulated depreciation	(3,479)	(978)	39	-	555	(3,863)
Prperty and equipment, net	3,986	32	(129)	-	(523)	3,366

As of December 31, 2019 and 2018 there was no indication that any of these assets were impaired. Depreciation expenses in the amount of US$ 2,120 (US$ 978 in 2018) were recorded as Administrative expenses, see Note 21.

(a)	As disclosed in Note 4(n), on the adoption of IFRS 16 the Group recognized right-of-use assets by the amount of US$ 5,132 on January 1, 2019. The Group is the lessee in lease agreements for which the underlying assets are the office space located in São Paulo and Cayman. Depreciation expense relating to these assets was recognized in 2019 in the amount of US$ 1,273.

12	Intangible assets

Changes in costs	2019
	Opening				Closing
	balance	Additions	Disposals	CTA	balance

Placement agents (a)	35,350	3	-	(69)	35,284
Contractual rights (c)	44,156	-	-	-	44,156
Software	851	2	(74)	(36)	743
Software implementation costs (d)	80	64	-	-	144

Cost of intangible assets	80,437	69	(74)	(105)	80,327

Changes in accumulated amortization	2019
	Opening				Closing
	balance	Additions	Disposals	CTA	balance

(-) Placement agents (a)	(25,153)	(2,297)	-	63	(27,387)
(-) Contractual rights (c)	(23,042)	(3,763)	-	-	(26,805)
(-) Software	(688)	(96)	-	106	(678)

Accumulated amortization	(48,883)	(6,156)	-	169	(54,870)

Intangible assets, net	31,554	(6,087)	(74)	64	25,457

Changes in costs	2018
	Opening				Closing
	balance	Additions	Disposals	CTA	balance

Placement agents (a)	35,335	276	-	(261)	35,350
Contractual rights (c)	44,156	-	-	-	44,156
Software	925	64	(3)	(135)	851
Software implementation costs (d)	-	80	-	-	80

Cost of intangible assets	80,416	420	(3)	(396)	80,437

Changes in accumulated amortization	2018
	Opening				Closing
	balance	Additions	Disposals	CTA	balance

(-) Placement agents (a)	(22,985)	(2,293)	-	125	(25,153)
(-) Contractual rights (c)	(19,279)	(3,763)	-	-	(23,042)
(-) Software	(635)	(161)	-	108	(688)

Accumulated amortization	(42,899)	(6,217)	-	233	(48,883)

Intangible assets, net	37,517	(5,797)	(3)	(163)	31,554

(a)	Refers to amounts capitalized relating to agreements with investment placement agents relating to funds raised from foreign investors in offshore funds. These assets are amortized based on the estimated duration of the respective investment funds (see Note 20). In case of an early liquidation of an investment fund, the amortization period is also adjusted, or if there is an indication of impairment, an impairment assessment is performed and, if necessary, an impairment loss is recognized. The remaining balance as of December 31, 2019 is expected to be amortized as shown below:

	2020	2021	2022	2023	2024	2025	2026	2027	2028	Total
Placement agent fees	1,856	1,916	1,256	1,053	934	816	30	30	6	7,897

(b)	Refers to contractual rights relating to the management of the P2 GP II and P2 GP IIII funds. These rights were recorded as a result of the acquisition of control of P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. on September 25, 2015 from Promon International Inc. The purchase agreement includes contingent consideration that will be paid to Promon based on the performance of the funds and only if the performance is achieved. As of the date of these financial statements, no amounts were due relating to these agreements. These intangible assets were recorded based on their respective fair values using estimates of expected future earnings on the acquisition date.

(c)	Following is the breakdown of the total intangible assets by region:

	2019	2018

Brazil	886	1,202
Cayman Islands	24,571	30,352

Balance at December, 31	25,457	31,554

13	Personnel and related taxes

	2019	2018
Payroll and taxes	246	292
Withholding income tax on payroll	219	257
Accrued vacation and related charges	1,124	1,196
Employee profit sharing (a)	11,450	9,396
Officer’s fund (b)	1,043	1,088

Personnel and related taxes current	14,082	12,229

Officer’s fund (b)	1,530	1,635

Personnel non-current liabilities	1,530	1,635

(a)	The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by Management, which is recorded as personnel expenses in the income statement. The amount of US$ 9,396 on December 31, 2018 was paid in February of 2019. The amount of US$ 11,450 was paid in February and March of 2020.

(b)	Represents the amount of accrued employee benefits related to the Officer’s fund. See Note 4 (f) and Note 27.

14	Taxes payable

	2019	2018
Taxes on revenues	885	421
Income tax	1,326	69
Other taxes payable	30	45

Taxes payable	2,241	535

15	Other liabilities

	2019	2018
Placement agent fees	-	1,427
Suppliers	492	1,421
Advances from customers	932	1,152
Payable related to the acquisition of P2 shares(a)	-	5,000
Occupancy costs	6	198
Lease liabilities (b)	1,209	-
Other current liabilities	79	195

Other current liabilities	2,718	9,393

Investment fund participating share in Patria Brazilian Private Equity General Partner III, Ltd. and Patria Brazil Real Estate Fund II, L.P. (c)	3,158	21,438
Lease liabilities (b)	1,888	-
Other non-current liabilities	89	25

Other non-current liabilities	5,135	21,463

(a)	Relates to the purchase of the remaining 40% equity in Patria Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. on September 25, 2015. The amount outstanding was settled in January 2019. See Note 12.

(b)	As disclosed in Note 4 (n), upon the adoption of IFRS 16, the Group recognized lease liabilities in the amount of US$ 4,054 on January 1, 2019. The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in São Paulo and Cayman. Interest on lease liabilities was recognized in 2019 in the amount of US$ 918, which was disclosed in Note 23. The amount paid in 2019 on leases was US$ 1,886.

(c)	This liability refers to a participating share held by a related party in Patria Brazilian Private Equity General Partner III, Ltd. and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns and the related investment in the Patria Brazilian Private Equity Fund III, L.P. and Patria Brazil Real Estate Fund II, L.P. (see Note 10(b)).

16	Deferred taxes

	2019	2018

Deferred tax assets on the provision for employee profit sharing (a)	3,220	2,572
Deferred tax assets on management fee write-off(a)	1,442	954
Deferred tax assets - taxable goodwill (b)	1,260	2,403
Deferred tax assets on impact of IFRS 16	48	-
Other	34	-

Deferred tax assets	6,004	5,929

Deferred tax liabilities on initial application of IFRS 16	365	-
Other	37	65

Deferred tax liabilities	402	65

(a)	Income tax calculated on temporary differences on the provision for employee profit sharing and management fee write-off.

(b)	Deferred tax asset related to tax deductible goodwill.

Deferred tax assets
Movements	Deferred tax assets on the provision for employee profit sharing	Deferred tax assets on management fee provision	Deferred tax assets on contractual rights amortization	Deferred tax assets on impact of IFRS 16	Other	Total
At 1 January 2018	3,042	673	4,094	-	-	7,809
(Charged)/credited
- to profit or loss	(470)	281	(1.691)	-	-	(1.880)
At 31 December 2018	2,572	954	2,403	-		5,929
At 1 January 2019	2,572	954	2,403	-		5,929
(Charged)/credited
- to profit or loss	648	488	(1,143)	48	34	75
At 31 December 2019	3,220	1,442	1,260	48	34	6,004

Deferred tax liabilities
Movements	Deferred tax liabilities on initial application of IFRS 16	Other	Total
At 1 January 2018	-	53	53
(Charged)/credited
- to profit or loss	-	12	12
At 31 December 2018	-	65	65
At 1 January 2019	-	65	65
(Charged)/credited
- to profit or loss	6	(28)	(22)
- directly to equity/ CTA	359	-	359
At 31 December 2019	365	37	402

17	Provisions and contingent liabilities

In 2017 and 2018, the Company’s subsidiaries Pátria Investimentos Ltda. (“PILTDA”) and Pátria Infraestrutura Gestão de Recursos Ltda. (“INFRA”) became involved in administrative procedures, in which the entities defend the exemption of municipal tax over services (“ISS”). In 2019 Municipality of São Paulo obtained a favorable judgement; however these administrative processes gave rise to judicial lawsuits, for which judgments are still pending. External legal counsel assesses the risk of loss relating to these lawsuits as possible, and evaluates the potential loss as US$ 2,236 (US$ 1,853 in 2018) for PILTDA’s and US$ 991 (US$ 609 in 2018) for INFRA’s, for which a liability has not been recognized. Also, there is an ongoing administrative process related to this subject involving INFRA with a potential loss of US$ 1,314 (US$ 817 in 2018) which was also classified as possible by Management supported by the opinion of external legal counsel. On January 9, 2020 the Company received notifications in the amount of approximately US$6,200 related to VAT Federal Taxes (PIS and COFINS) and in the amount of approximately US$2.430 related to labor taxes, for which external legal counsel assesses the risk of loss relating to these lawsuits as possible.

PILTDA is also included in employment lawsuits amounting to approximately US$ 2,600 as of December 31, 2019 and 2018, however the claims arise from questions related to outsourcing companies or to entities in the portfolio of investment funds managed by PILTDA. External legal counsel assesses as possible the possibility of loss, but (i) considering that PILTDA was included in these lawsuits as jointly and severally liable and (ii) PILTDA would only be required to make payment in the event that the principal defendants default, Management considers the possibility of outflow of resources as remote.

In 2019, PILTDA became involved in an employment lawsuit with risk of loss considered possible by external legal counsel. The potential loss is US$ 165 (US$ 0 in 2018) for which a liability has not been recognized.

For the periods covered by these financial statements, the Group was not party to lawsuits for which the possibility of loss was probable. Therefore, no accounting provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities and Contingent Assets).

18	Leases

The lease commitments in which the Group is a lessee refer to the leasing of its office space located in São Paulo and Cayman.

The Group had a change in its accounting policies as a result of adopting IFRS 16. The new accounting policy is described in Note 4 (h) and the impact of the initial application as of January 1, 2019 is disclosed in Note 4 (n).

The balance sheet and the statement of profit or loss show the following amounts relating to leases:

Amounts recognized in the balance sheet

	31/12/2019	01/01/2019
Right-of-use assets	5,132	5,132
(-) Depreciation of right-of-use assets	(1,273)	-
Right-of-use assets	3,859	5,132

Lease liabilities (current)	1,209	1,133
Lease liabilities (non-current)	1,888	2,921
Lease liabilities	3,097	4,054

Amounts recognized in the statement of profit or loss

	2019	2018
Depreciation of right-of-use assets	(1,273)	-
Interest on lease liabilities	(918)	-

19	Revenue from services

	2019	2018
Revenue from management fees	104,872	104,145
Revenue from incentive fees (a)	18,079	-
Revenue from performance fees (a)	4,866	12

Fund fees	127,817	104,157

Revenue from M&A and monitoring fees	978	4,977

Total gross revenue from services	128,795	109,134

Taxes on revenue - management fees	(2,859)	(2,754)
Taxes on revenue – incentive fees	(2,040)	-
Taxes on revenue - performance fees	(542)	(1)
Taxes on revenue – M&A and monitoring fees	(139)	(709)
Taxes on revenue	(5,580)	(3,464)

Revenue (b)	123,215	105,670

Brazil	35,886	19,669
Cayman Islands	87,329	86,001

(a)	The incentive and performance fees in 2019 are primarily related to the performance of PIPE (Private Investments in Public Equities) and private equity funds.

(b)	None of the customers represents more than 10% of the total revenues for the presented periods.

20	Cost of services rendered

	2019	2018

Salaries and wages	(10,165)	(10,413)
Partners compensation (Note 27)	(2,738)	(2,720)
Officers’ fund	1,037	(546)
Rewards and bonuses	(6,372)	(4,334)
Employee profit sharing	(11,645)	(9,882)
Social security contributions and payroll taxes	(4,452)	(4,555)
Other short-term benefits	(2,563)	(2,717)
Personnel expenses	(36,898)	(35,167)

Amortization of placement agents’ fees	(2,270)	(2,293)
Rebate fees	(27)	-
Amortization of placement agents and rebate fees	(2,297)	(2,293)

Amortization of contractual rights (Note 12)	(3,763)	(3,763)

Costs of services rendered	(42,958)	(41,223)

21	Administrative expenses

	2019	2018
Professional services	(5,852)	(6,774)
Occupancy expenses (a)	(1,339)	(3,745)
Travel expenses	(2,760)	(3,089)
IT and telecom services	(1,262)	(1,415)
Materials and supplies	(227)	(189)
Taxes and contributions	(358)	(143)
Marketing	(507)	(381)
Depreciation of property and equipment	(847)	(978)
Depreciation of right-of-use assets	(1,273)	-
Software amortization	(96)	(161)
Other administrative expenses	(1,181)	(1,034)

Administrative expenses	(15,702)	(17,909)

(a)	The decrease in occupancy expenses in 2019 is mainly attributed to the adoption of a new accounting policy regarding lease agreements from January 1, 2019. On the other hand, depreciation charge of right-of-use assets in the amount of US$ 1,273 was recognized in the year 2019. The new IFRS 16 requirements are described in Note 4 (h) and lease disclosures in Note 18.

22	Other income/(expenses)

	2019	2018
Net loss on sale/disposal of property and equipment	(1)	(120)
Other	67	78
Other income/(expenses)	66	(42)

23	Net financial income/(expense)

	2019	2018
Net financial investment income	890	902
Valuation adjustment on long-term investments	46	(34)
Interest on recoverable taxes	10	21
Net exchange variation	10	(605)
Interest expenses	(95)	(206)
Banking fees	(151)	(136)
Interest on receivables	46	5
Interest on lease liabilities	(918)	-
Other financial income/(expenses)	(8)	13
Net financial income/(expense)	(170)	(40)

24	Income tax expenses

As an entity headquartered in Bermuda, the Company is subject to special tax regime that exempts it from any income taxes. However, the Company’s subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, United States of America and Hong Kong are subject to income tax as set out by local tax law.

Reconciliation of income tax	2019	2018

Income before income tax	64,451	46,456
Bermuda statutory income tax	-	-
Impact of difference in tax rates of foreign subsidiaries	(3,195)	(1,564)

Nondeductible expenses	(318)	(428)

Total income tax	(3,513)	(1,992)
Current	(3,783)	(1,210)
Deferred	270	(782)
Effective tax rate	5.5%	4.3%

25	Equity

(a)	Capital

As of December 31, 2019 and 2018, capital is represented by 1,000,000 common shares with par value of US$ 0.001 each, totaling US$ 1 (one thousand Dollars). Share capital is distributed as follows:

Partner	Shares	Capital (in US$)
Patria Holdings Ltd.	600,000	600
Blackstone Pat Holdings IV, LLC	400,000	400
Total	1,000,000	1,000

(b)	Additional paid-in capital

The amount of US$ 1,557 as of December 31, 2019 and 2018 was recorded as Additional Paid-in Capital, as demonstrated below:

Partner	Additional Paid-in Capital (thousands of US$)
Patria Holdings Ltd.	934
Blackstone Pat Holdings IV, LLC	623
Total	1,557

(c)	Dividends

Dividends paid by the Company to shareholders for the years ended December 31, 2019 and 2018 were as follows:

Partner	December 31, 2019		December 31, 2018
	USD	Per share	USD	Per share
Patria Holdings Ltd.	34,693	0.06	28,547	0.05
Blackstone Pat Holdings IV, LLC	11,704	0.03	8,471	0.02
Total	46,397	0.09	37.018	0.07

Dividends are paid on a disproportional basis using a predetermined formula that considers adjusted net income and other adjustments agreed to by the shareholders in the Company’s shareholders agreement.

(d)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group’s profit for the year attributable to the holders of the Company’s common shares.

Diluted earnings per share are equal to basic earnings per share as there are no outstanding financial instruments or agreements convertible into potentially dilutive common shares in the reporting periods.

	2019	2018

Net income for the year attributable to the Group´s owners	58,539	43,669
Weighted average number of shares	1,000,000	1,000,000
Basic and diluted earnings per share	0.06	0.04

(e)	Adjustments regarding the initial application of IFRS 16

On January 1, 2019, the Group recognized an increase of US$714 on retained earnings due to the adoption of IFRS 16 as described in Note 4(n).

(f)	Cumulative Translation Adjustments

The Company translates the financial information of the subsidiaries from their functional currency to U.S. Dollars, which is the Company’s presentation currency, and the effects of the translation are accounted and presented on Equity under the caption “Cumulative Translation Adjustments”.

(g)	Non-controlling interests

		2019		2018
	Interest	Equity	Net income	Equity	Net income
Patria Investimentos Ltda.	49%	7,590	2,399	6,005	795

Non-controlling interests received US$ 489 (2018: US$ 991) in dividends during the year.

The Group’s principal subsidiary at December 31, 2019 is set out below. They have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Patria Investimentos Ltda.	USD	USD
	31/12/2019	31/12/2018
Summarized balance sheet

Current assets	17,617	10,342
Current liabilities	11,429	7,554
Current net assets	6,188	2,788
Non-current assets	35,344	32,801
Non-current liabilities	8,348	5,639
Non-current net assets	26,996	27,162
Net assets	33,184	29,950

Accumulated NCI	0	0

Summarized statement of comprehensive income
Revenue	41,231	34,062
Profit for the period	4,896	1,623
Other comprehensive income	-	-
Total comprehensive income	4,896	1,623

Profit allocated to NCI	(0)	(0)
Dividends paid to NCI	(1,003)	(1,814)

Summarized cash flows
Cash flows from operating activities	4,314	5,053
Cash flows from investing activities	(238)	(746)
Cash flows from financing activities	(2,521)	(1,814)
Effects of exchange rate changes on cash and cash equivalents	(141)	(216)
Net increase (decrease) in cash and cash equivalents	1,414	2,277

26	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

Financial assets	2019	2018

Financial assets at amortized cost
Accounts receivable	26,117	8,657
Project advances	7,220	7,257
Other assets (excluding advances to suppliers and prepaid expenses)	953	471

Financial assets at fair value through profit or loss
Cash and bank accounts	4,120	2,346
Short term investments	33,030	39,767
Long term investments	3,669	21,798

Financial liabilities

Financial liabilities at amortized cost
Personnel and related taxes (excluding officers' fund and accrued vacation and related charges)	11,915	9,945
Lease liabilities	3,097	-
Other liabilities (excluding advances from customers)	666	8,267

Financial liabilities at fair value through profit or loss

Investment fund participating share in Patria Brazilian Private Equity General Partner III, Ltd. and Patria Brazil Real Estate Fund II, L.P.	3,158	21,438

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to the following hierarchical levels:

•	Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

•	Level 2: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;

•	Level 3: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs, when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.

As of December 31, 2019 and 2018, cash and investments were measured by level 1 and level 2 methodologies respectively.

(c)	Financial instruments measured at amortized costs

As of December 31, 2019 and 2018, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values, because the majority of them are short term financial assets and liabilities or the impact of the time value of money is not material. .

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base is formed by investors in each fund. These investors are required to comply with the capital calls in order to repay related fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the fund. In addition, management fees could be settled by the sale of the underlying investments kept by the funds. Therefore, as of December 31, 2019 and December 31, 2018 there are no past due accounts receivable, as well as no write-offs on accounts receivable. The cash as of December 31, 2019 is maintained in large banks with high credit rating scale. Furthermore, the accounts receivable as of December 31, 2019 are composed mainly of management fees and performance fees of investment funds managed by the Group itself, and also of advisory fees and reimbursement of expenses to be received from investees of such funds.

The amounts receivable as of December 31, 2019 are expected to be received as demonstrated below:

	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Above 360 days	Total
Accounts Receivable	10,588	208	211	-	15,110	26,117
Project Advances	5,671	-	-	760	789	7,220
Total	16,259	208	211	760	15,899	33,337

ii.	Liquidity Risk

Liquidity risk is the possibility of unbalances between tradable assets and liabilities, payables and receivables mismatches, which might affect the Group’s payment ability, taking into consideration the different currencies and settlement terms of its assets and liabilities.

The Group performs the financial management of its cash and cash equivalents, keeping them available for paying its obligations, and reducing its exposure to liquidity risk.

Expected payments for liabilities as at December 31, 2019 are shown below. Most payments occurred until April 2020.

	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Above 360 days	Total
Personnel and related taxes (excluding officers' fund and accrued vacation and related charges)	11,915		-	-	-	11,915
Suppliers	317	37	138	-	-	492

Investment fund share held by non-controlling	-	-	-	-	3,158	3,158
Lease liabilities	356	176	173	504	1,888	3,097
Other liabilities	27	7	50	17	73	174
Total	12,615	220	361	521	5,119	18,836

iii.	Market risk

Market risk is defined as the possible negative impact on income caused by changes in market prices, such as interest rate, foreign exchange rate, and share prices. The Group’s policy is to minimize its exposure to market risk.

The marketable securities as of December 31, 2019 consist basically of investment funds whose portfolio is composed mainly of fixed income assets, which reduces significantly the Group’s exposure to market risk. Besides, the Group does not hold financial liabilities linked to market prices. Therefore, the company does not have a significant exposure to interest rate risk and is not presenting such sensitivity analysis.

During the years 2019 and 2018, the Group did not hold derivative financial instruments.

Regarding the foreign exchange risk, it results from a possible change in foreign exchange rates that would affect the finance income (or costs and expenses) and the liability (or asset) balance of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting other than American dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount actually affected by exchange fluctuations.

Sensitivity analysis

The sensitivity analysis was based on the material assets and liabilities exposed to currencies fluctuation against US$, as demonstrated below:

As of December 31, 2019
	Balance in each exposure currency							Exchange Variation impact considering 10% change in the ending of period
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD	USD	rates.
Cash and cash equivalents	588	3,780	183,930	78,840	42	3,164	4,120	36
Short term investments	16,928	-	-	-	-	28,832	33,030	420
Accounts receivable	37,913	-	23,218	84,887	-	1,545	26,117	946
Projects Advance	16,697	15	20,594	6,743	84	2,993	7,221	407
Other assets	4,387	21	6,745	207,565	63	1,078	2,326	108
Personnel and related taxes	44,472	-	967	1,082,104	185	4,004	15,612	(1,114)
Taxes payable and deferred	8,780	20	20,212	31,987	18	-	2,241	(219)
Accounts payable	14,791	408	14,579	90,378	66	3,997	7,850	(364)
Net impact in income statement								221

a)	BRL - Brazilian Real

b)	HKD - Hong Kong dollar

c)	CLP - Chilean Peso

d)	COP - Colombian Peso

e)	GBP - Pound Sterling

The exposure shows the balance sheet impact considering a US$ valuation increase of 10%. This scenario best reflects the Group expectations based on projections available in the financial market and take into account the ending rates for each year.

27	Related parties

(a)	Partners’ compensation

The amounts paid to Management during the years 2019 and 2018 included in Personel expenses are shown below:

	2019	2018
Partners compensation	(2,738)	(2,720)

(b)	Officers’ Fund

	2019	2018
Other Assets	47	40
Other Liabilities – short term	1,043	1,088
Other Liabilities – long term	1,530	1,635

The Plan is administered by the Company through a limited exempted company (the “Fund”) registered as an administered fund under the laws of Cayman Islands.

The employees are offered the opportunity to purchase quotas in the Fund based on the discretion of the Directors of the Fund. With the payment of a contribution to the Fund on the grant date, these employees are entitled to a cash benefit that is calculated by Management based on defined financial metrics of the Group (e.g. DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years. Upon vesting, the benefits are redeemable yearly at the option of the holder or, mandatorily redeemed after two years. Should the employee cease to be eligible for the cash benefit (e.g. as a result of leaving the Company), all unvested benefits are paid based on the amount that was originally contributed to the Plan.

(c)	Long-term investments

As described in Note 10(b) and Note 15 (c), Patria Brazilian Private Equity General Partner III, Ltd. and Patria Brazil Real Estate Fund General Partner II, Ltd. have a related party (represented by certain of the Company’s founding shareholders) holding a participating share that gives it the right to all returns on Patria Brazil Real Estate Fund II, L.P. and Patria Brazilian Private Equity Fund III, L.P., these investments are recorded under long term investments with equivalent liabilities to the holder of the participating share. All contributions to these funds are made by the related party; distributions received are returned to the related party.

28	Events after the reporting period

The COVID-19 pandemic has developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. We have taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our people (such as social distancing and working from home) and securing the supply of materials that are essential to the maintenance of our offices.

At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

Management has considered the consequences of COVID-19 and other events and conditions, and it has determined that they do not create a material uncertainty that casts significant doubt upon the entity’s ability to continue as a going concern.

* * *

Luis Gustavo Gonçalves Mota

Accountant

Marco Nicola D’Ippolito

Chief Financial Officer

Alexandre T. A. Saigh

Officer

                    Class A common shares

Patria Investments Limited

PROSPECTUS

                           , 2020

Through and including               , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against willful default actual fraud or the consequences of committing a crime.

The registrant’s Articles of Association provide that each director or officer of the registrant shall be indemnified out of the assets of the registrant against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by such director or officer in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Also, the registrant expects to maintain director’s and officer’s liability insurance covering its directors and officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification by the underwriters of the registrant and its directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that these liabilities are caused by information relating to the underwriters that was furnished to us by the underwriters in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have not issued any securities exempt from registration under the Securities Act.

Item 8.	Exhibits

(a)	The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit
1.1	Form of Underwriting Agreement.*
3.1	Articles of Association of Patria.*
5.1	Opinion of Maples and Calder, Cayman Islands counsel of Patria, as to the validity of the Class A common shares.*
10.2	Form of indemnification agreement.*
14.1	English translation of the Code of Ethics of Patria.*
21.1	List of subsidiaries.*
23.1	Consent of Deloitte Ltd.*
23.2	Consent of Maples and Calder, Cayman Islands counsel of Patria (included in Exhibit 5.1).*
24.1	Powers of attorney (included on signature page to the registration statement).
99.1	Certificate of Registration by Way of Continuation dated , 2020*

*	To be filed by amendment.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of George Town, Cayman Islands, on this         day of                  , 2020.

PATRIA INVESTMENTS LIMITED

By:
Name: Alexandre Teixeira de Assumpção Saigh
Title: Chief Executive Officer

By:
Name: Marco Nicola D’Ippolito
Title: Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alexandre Teixeira de Assumpção Saigh and Marco Nicola D’Ippolito and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

	Chief Executive Officer and Director (principal executive officer)	, 2020
Alexandre Teixeira de Assumpção Saigh

	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2020
Marco Nicola D’Ippolito

	Director	, 2020
Olímpio Matarazzo Neto

	Director	, 2020
Otávio Castello Branco

	Patria Investments Limited Authorized representative in the United States	, 2020

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